Form 20-F
period 2002-09-30
MEPC PLC
filed 2003-02-28
CIK 1000381

As filed with the Securities and Exchange Commission on February 28, 2003.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐ Registration statement pursuant to Section 12(b) or Section 12(g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2002

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the financial year ended September 30, 2002

Commission file number 1-13942

MEPC Limited

(Exact name of Registrant as specified in its charter)

England & Wales

(Jurisdiction of incorporation or organization)

103 Wigmore Street, London W1U 1AH, England

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on Which Registered
Cumulative Guaranteed Quarterly Income Preferred Securities and Guarantee relating thereto	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Guaranteed Notes Due 2003 and

guarantee relating thereto

The number of issued shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was:

Ordinary Shares of 30 5/19p each 349,794,991

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☒ Item 18 ☐

TABLE OF CONTENTS

Introduction	3

PART I

PART II

ITEM 13:	Defaults, Dividend Arrearages and Delinquencies	51

ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	51

ITEM 15:	Controls and Procedures	51

PART III

ITEM 17:	Financial Statements	51

ITEM 19:	Exhibits	51

Note: Items not listed above have been omitted, as they are not applicable

Introduction

MEPC Group’s financial statements that form part of this Annual Report on Form 20-F are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which differ in some respects from accounting principles generally accepted in the United States (US GAAP). The principal differences between UK GAAP and US GAAP are explained in note 28 to the notes to the audited Group financial statements for the year ended September 30, 2002.

In this Annual Report, references to “US dollars”, “US $” or “$” are to United States currency and references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to United Kingdom currency References to “£m” are to millions of pounds sterling. Solely for convenience, this Annual Report contains translations of selected pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts represent such US dollar amounts or could be converted into US dollars at the rates indicated or at any other rate. The Noon Buying Rate, as defined below, on a particular date may differ from the convenience translation rate and the actual rates used in the preparation of the Group’s financial statements. Unless otherwise stated, the translations of pounds sterling into US dollars appearing in this Annual Report have been made at the Noon Buying Rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York on September 30, 2002 of £1.00 = $1.57.

As used in this Annual Report the terms “MEPC”, “we”, “our” and “us” refer to MEPC Limited alone or together with its subsidiaries, as the context so permits, and the terms “MEPC Group” or “Group” refers to MEPC Limited together with its subsidiaries. References in this Annual Report to a particular year are to the financial year unless otherwise indicated. Tabulations of capital values for properties include investment, development and trading properties.

PART I

ITEM 3:    Key Information

ITEM 3.A:    Selected Financial Data

The following table sets forth selected consolidated financial data for, and as at the end of, the five financial years ended September 30, 2002, and is qualified by reference to, and should be read in conjunction with, the Group financial statements, the notes related thereto included in “Item 17: Financial Statements” and “Item 5: Operating and Financial Review and Prospects”. The consolidated financial data for, and as of the end of, each of the five financial years in the period ended September 30, 2002 under UK GAAP, is derived from the audited Group financial statements, which have been audited by its independent auditors. The 1998 to 2001 data has been restated for FRS 19. The audited Group financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. A reconciliation of such differences is set forth in note 28 of the financial statements.

	2002	2002	2001	2000	1999	1998
	$	£	£	£	£	£
	(in millions, except ratios and per share information)
Amounts in accordance with UK GAAP:

Income statement	Year end September 30,
Gross rental income and other charges (1)	138	88	141	294	282	339
Net income from properties (2)	96	61	95	205	196	231
Share of operating profit in joint ventures/associates	41	26	29	10	3	3
Supplementary bonus	–	–	(73)	–	–	–
Reorganization costs	–	–	–	(13)	–	–
Income from operations	85	54	16	182	189	219
Net gains on fixed asset disposals	9	6	35	39	4	64
Exceptional finance costs	–	–	–	(126)	–	–
Profit attributable to Ordinary Shareholders (3)	88	56	90	28	96	168
Income from operations per ordinary share	N/A	N/A	N/A	N/A	54.5p	53.8p
Diluted net income per ordinary share	N/A	N/A	N/A	N/A	27.7p	41.2
Dividends per Ordinary Share	–	–	1.43	–	.126	.12
Ratio of earnings to fixed charges (4)	1.37	1.37	0.95	0.8	1.69	2.08

Balance sheet	At September 30,
Total assets	4,702	2,995	3,107	3,714	4,066	3,412
Total liabilities (5)	1,539	980	1,159	1,400	1,917	1,562
Long-term obligations	744	474	749	812	1,233	1,009
Shareholder’s funds (including non-equity share capital)	3,164	2,015	1,948	2,312	2,148	1,844
Number of ordinary shares	350	350	350	350	347	347
Capital stock	166	106	106	106	105	105
Net asset value per Ordinary Share	9.04	5.76	5.57	6.61	6.19	5.32
Ratio of net debt to equity (6)	30%	30%	32%	20%	67%	53%
Ratio of gross debt to equity (7)	34%	34%	42%	44%	68%	58%

	2002	2002	2001	2000	1999		1998
	$	£	£	£	£		£
	(in millions, except ratios and per share information)
Amounts in accordance with US GAAP:

Income statement	Year end September 30,
Net income from properties (2)	66	42	61	166	143		176
(Loss)/income from operations	(39)	(25)	27	143	136		164
Net income/(loss)	63	40	214	554	(65)		380
Income from operations per ordinary share	N/A	N/A	N/A	N/A	39.2p		40.3p
Net income/(loss) per share	N/A	N/A	N/A	N/A	(18.8	)p	109.5p
Number of ordinary shares	350	350	350	350	347		347
Capital stock	166	106	106	106	105		105
Dividends per Ordinary Share	–	–	1.43	.02	.16		.187
Ratio of earnings to fixed charges (4)	1.45	1.45	3.29	4.35	1.36		4.18
Funds from operations (8)	180	115	144	428	61		301
Ratio of funds from operations before fixed charges to fixed charges (9)	2.2	2.2	2.2	3.8	1.3		2.8

Amounts in accordance with US GAAP:

Balance sheet	At September 30,
Total assets	4,327	2,756	2,779	3,337	3,298		2,990
Total liabilities, excluding minority interests	1,388	884	950	1,248	1,749		1,381
Long-term obligations	708	451	806	843	1,274		1,057
Shareholders’ equity (including non-equity share capital)	2,746	1,749	1,695	1,957	1,410		1,494
Number of ordinary shares	350	350	350	350	347		347
Capital stock	166	106	106	106	105		105

Notes:

(1)	Gross rental income for the years 1999 to 2002 comprise only UK operations and therefore shows a decrease compared to 1998 which includes the results of overseas operations to dates of disposal.
(2)	Net income from properties consists of gross rents, amortization of leasehold properties and other property outgoings less recoveries from tenants. Property depreciation is utilized in determining US GAAP net income.
(3)	Profit attributable to Ordinary Shareholders in accordance with UK GAAP is adjusted for dividends on parent preference shares to determine the equivalent of net income under US GAAP.
(4)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of (a) earnings before income taxes, (b) the amount of previously capitalized interest amortized and (c) fixed charges to the extent that such charges are included in the determination of earnings including interest rate swap termination charges. Fixed charges consist of (a) interest on indebtedness (whether expensed or capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness (whether expensed or capitalized), (c) preferred stock dividend requirements of subsidiaries increased to reflect the applicable effective income tax rate and (d) the portion of rent expense representative of interest cost. Fixed charges in accordance with US GAAP exclude fair value adjustments to the income statement for interest rate swap activities that do not qualify for hedge accounting.
(5)	Total liabilities comprise minority interests, amounts due to creditors and provisions for liabilities and charges.
(6)	The net debt to equity ratio is the percentage of net debt (loan capital and bank overdrafts reduced by cash) to shareholders’ funds excluding preferred shares issued by MEPC at each balance sheet date.
(7)	The gross debt to equity ratio is the percentage of gross debt (loan capital and bank overdrafts) to shareholders’ funds excluding preferred shares issued by MEPC at each balance sheet date.

(8)	MEPC has presented Funds from Operations as it believes it is an important and useful additional performance measure that has gained sufficient acceptance as a supplement to net income because net income is predicated on generally accepted accounting principles, which give effect to non-cash items such as depreciation. However, Funds from Operations should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flows as a measure of liquidity. Funds from operations do not represent net income and are computed for each of the five years ended September 30, 2002 as follows (amounts in millions):

	Year ended September 30,
	2002	2002	2001	2000	1999	1998
	$	£	£	£	£	£
Net income/(loss) in accordance with US GAAP	63	40	214	554	(65)	380
Add/(deduct):
Depreciation and amortization of properties	34	22	40	39	54	56
(Gains)/losses on asset disposals represented by accumulated depreciation	(24)	(15)	(62)	(122)	(50)	(256)
Fair market provision/(benefit) on swaps	(16)	(10)	(45)	2	3	7
Exceptional finance costs	14	9	9	(110)	–	–
Deferred tax expense/(income)	24	15	34	63	101	82
Supplementary bonus provision	38	24	(44)	–	–	–
Other provisions	47	30	(2)	2	18	32

Funds from Operations	180	115	144	428	61	301

Adjustments for other non-recurring items primarily include equity minority interest charges. Funds from Operations do not represent cash flows from operations and are not necessarily indicative of cash available to fund cash flow requirements. Cash inflow/(usage) in accordance with US GAAP is as follows (amounts in millions):

	Year ended September 30,
	2002	2002	2001	2000	1999	1998
	$	£	£	£	£	£
Operating activities	68	43	5	(69)	62	97
Investing activities	(14)	(9)	361	1,055	(462)	1,093
Financing activities	(250)	(159)	(715)	(460)	366	(1,259)

(9)	The ratio of funds from operations before fixed charges to fixed charges is comprised of funds from operations plus fixed charges, divided by fixed charges. See note (8) above for the definition of funds from operations and fixed charges. Funds from operations before fixed charges should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flows as a measure of liquidity.

Exchange Rate Data

The following table sets forth, for the periods and dates indicated, certain information regarding the US dollar/pound sterling exchange rate, based on the Noon Buying Rate, expressed in US dollars per £1.00.

	Period End	Average Rate(1)	High	Low
Fiscal Year ended September 30, 1998	1.70	1.66	1.71	1.61
Fiscal Year ended September 30, 1999	1.65	1.63	1.72	1.55
Fiscal Year ended September 30, 2000	1.48	1.56	1.68	1.40
Fiscal Year ended September 30, 2001	1.47	1.44	1.50	1.37
Fiscal Year ended September 30, 2002	1.57	1.47	1.58	1.41
Month July 2002	1.56	1.56	1.58	1.52
Month August 2002	1.55	1.54	1.57	1.52
Month September 2002	1.57	1.56	1.57	1.54
Month October 2002	1.56	1.56	1.57	1.54
Month November 2002	1.56	1.57	1.59	1.55
Month December 2002	1.61	1.58	1.61	1.56
(1)	Yearly average relates to the Noon Buying Rates on the last business day of each month during the relevant period.

On February 24, 2003, the Noon Buying Rates was £1.00 = 1.58.

ITEM 3.D:    Risk Factors

We compete with a number of real estate companies and other investors in real estate in the United Kingdom for properties, tenants and other customers.

We compete for tenants primarily based upon the quality and location of our buildings, our reputation as a building owner, the quality of our support services and the rents we charge. No assurance can be given that we will be able to compete successfully for tenants or properties for acquisition in the future.

Real estate investments are relatively illiquid, potentially limiting our ability to alter our portfolio promptly in response to changes in economic or other conditions, which could have a negative impact on our future performance.

The real estate market is relatively illiquid. If the real estate market weakens and our properties lose value, those properties could become even more illiquid and we may not be able to recoup our purchase price, nor maintain the rental rate we charge. Accordingly, any downturn in the real estate market could negatively affect our financial performance.

We pursue commercial property development projects, which entail additional risks that may adversely affect our future financial performance

Commercial property development projects entail risks additional to those affecting property management, including:

•	the expenditure of funds on and the devotion of management’s time to projects which may not come to fruition;
•	the risk that construction costs of a project may exceed original estimates, possibly making the project less economically viable;
•	the risk that occupancy rates and rents for a completed project will be lower than anticipated; and
•	the risk that expenses for a completed development will be higher than anticipated.

We have refocused our business to concentrate on the United Kingdom and on the business space sector, leading to additional risks because our portfolio is less diversified

Our investments are now entirely in the United Kingdom and, following the implementation of our strategy review in 2000 we are becoming increasingly focused on business space with no remaining exposure to city center offices and greatly reduced exposure to retail properties. See “ITEM 4.A: History and Development” Accordingly, adverse changes in the U.K. economic climate or in our chosen business space sector could have a negative impact on our financial performance.

During 2000, we fixed the interest cost on our borrowings for the following three financial years; consequently there is a risk that if market interest rates fall, our own interest cost will not decline.

During 2000, we reconfigured our interest rate profile to suit the needs of the revised business. We decided to fully fix the interest cost of expected net debt over the three years to September 2003, fix the cost of approximately 50 percent of net debt for the following two years and allow the interest cost to float for the period from September 2005. We will be obligated to pay the fixed interest rate even if market interest rates fall.

In the United Kingdom the development planning process can be lengthy, increasing the sensitivity of the viability of a development project.

Even when consent is granted for a planned development, third parties are able to call for a judicial review during the subsequent six months. Therefore, in the worst cases, the planning process can last a number of years and extend over different economic cycles. See “ITEM 4.B: Business Overview—Government Regulation.”

ITEM 4:    Information about MEPC

ITEM 4.A:    History and Development

We are a property investment company that historically has invested in three types of commercial property: offices, industrial and retail space. We aim to utilize our property management expertise by purchasing undervalued assets and creating value by actively managing income-producing properties and exploiting appropriate development opportunities.

Beginning in the 1970s and continuing through 1995, we had substantial operations in continental Europe, America and Australia. We disposed of substantially all of our operations in continental Europe in 1996 and 1998 and in America and Australia in 1998. We now focus solely on the UK property market.

In early 2000, we instituted a review of our longer-term prospects and strategies. We were concerned about occupiers’ increasing requirements for more actively managed properties combined with technological changes, resulting in the need for modern property providers to be ever more focused on such requirements. We had already been following a strategy of increasing our property sector focus; as well as our focus on the UK property market, the UK portfolio itself had been substantially restructured to reduce exposure to smaller properties.

Our review concluded that it was strongly in our shareholder’s interests to concentrate our resources on our business space activities which involves the development, ownership and operation of large office parks and industrial parks, collectively referred to as “business parks”, and other industrial properties. We believe that the combination of our outstandingly strong business park portfolio, proven operational capabilities, and a large pipeline of excellent business space development opportunities represents a market position which can be developed faster and more profitably through a fully focused approach. We announced this important strategic step on May 15, 2000.

We have now substantially completed the disposal of our non business space assets through an orderly realization of value from both our retail assets and city center office properties, as described under “Properties” below. We have continued investment in our business parks by way of development and refurbishment as market demand for space permits. We retain a significant investment in retail factory outlet properties which we expect will be realised when we have completed our planned refurbishment and extension of those properties.

Alongside our deliberations on asset strategy, the strategic review in 2000 also addressed the question of our capital structure with a view to ensuring it matched our asset and operational plans. With a smaller asset portfolio, our legacy debt would have represented a greater proportion of our financing, and it would be likely that some of this would be required to be pre-paid, incurring additional cost above the “marking-to-market” liability. We also considered that market sentiment towards property companies had resulted in their ordinary shares trading at significant discounts to net asset value, a trend which was likely to continue.

Against this background, our board considered a wide range of possible strategies for maximising value for shareholders. This included exploring the feasibility of securing an attractive cash bid for MEPC. The outcome was an agreed offer from Leconport Estates, announced on 1 June 2000, to acquire our ordinary shares. Leconport Estates is a joint venture company which was formed by GE Real Estate and clients of Hermes Investment Management Limited. The offer valued the entire issued ordinary share capital of MEPC at approximately £1,924 million and valued us at approximately £3,488 million including net debt as at March 31, 2000.

Leconport Estates acquired all our ordinary shares and on October 30, 2000 we re-registered as a private limited company, governed by the laws of England and Wales, and changed our name to MEPC Limited. Also in October 2000, our ordinary shares and B shares, which had been traded publicly on the London Stock Exchange from incorporation, were de-listed from the UK Listing Authority.

On February 17, 2003 it was announced that Hermes and GE Real Estate had agreed terms to purchase GE Real Estate’s 50% equity stake in Leconport Estates on behalf of Hermes’ client the British Telecom Pension Scheme, thereby taking full control of Leconport and hence MEPC. We do not expect that the acquisition will affect our operations.

The implementation of our strategy to focus on business space has resulted in significant property disposals over the past three years. We sold properties, subsidiary companies owning properties and interests in joint ventures for net proceeds of £1.9 billion in 2000 and £1.8 billion in 2001. Total proceeds during 2002 fell to £427 million as the strategy has largely been completed. We invested £647 million and £279 million in 2000 and 2001 respectively on acquiring new assets or refurbishing or developing existing assets. During 2002 the total of such expenditure fell to £110 million, reflecting a market where opportunities for the acquisition of suitable new properties and demand for business space from tenants has been low relative to recent years. The excess sales proceeds have been utilised either to pay dividends, repay debt or make loans to our shareholder, Leconport Estates.

As of September 30, 2002, our directly owned property portfolio was valued at £1,245 million, of which £1,073 million represented business space and we had investments totaling £67 million in joint ventures and other fixed asset investments. In the 2002 financial year, 82 percent of our rental income came from business space and 18 percent from retail. At September 30, 2002, we served approximately 917 tenants, of which 678 represented business space with a property portfolio of approximately 1 million square meters of leasable area. Significant business space tenants include Xerox, Research Machines, and BAT, Chiroscience and Ericsson.

Total capital expenditure in 2002 was £116 million compared to £281 million in 2001 and £817 million in 2000. At September 30, 2002, we had approved expenditure for developments and improvements to existing income producing properties totaling £33 million, approximately £10 million of which was subject to binding contractual commitments.

Our principal executive office is located at 103 Wigmore Street, London W1U 1AH, England and our telephone number is 44-20-7911-5300. Our agent in the United States is Delaware Corporate Management, 1105 North Market Street, Suite 1300, PO Box 8985, Wilmington, DE 19899, USA and its telephone number is 302-427-2017.

ITEM 4.B:    Business Overview

Strategy

Our business objective is to create maximum growth in total return for our shareholders through meeting the commercial property needs of business. We measure our capital growth based on changes in our net asset value per share, or NAV. During 2002, NAV increased 3 percent. Over the last five years NAV has increased by 20 percent on a net basis (after deducting common stock dividends and other returns of capital) and 55 percent on a gross basis.

To achieve this objective, we have identified the following strategies:

•	Acquiring undervalued and underperforming properties, which can be acquired at a discount to prospective values, and adding value through renovations, expansions or improved leasing;

•	Identifying those property sectors that are forecast to have the best growth prospects and where we believe our property expertise will allow us to achieve superior returns, now principally business space; and

•	Selectively identifying development opportunities where a project has a relatively short construction phase and where we have control over the critical planning and consent process. We also emphasize projects with firm pre-lease commitments and/or joint ventures, allowing a more favorable risk sharing.

Investment Policies

We acquire our properties with the objective of achieving both capital growth from appreciation of the asset and long-term income growth from the rental stream. We currently expect to focus primarily on projects in the United Kingdom and in our chosen business space sector.

Over time, we have acquired and grown our properties through four principal avenues: acquisition of property companies, acquisition of property portfolios, acquisition of individual properties and development of properties. The extent to which each of these approaches has been utilized has varied based on market conditions.

We continually evaluate potential acquisition candidates. Over the years that we have been operating, we believe that we have identified reliable sources for attractive investments. We deal directly with these existing contacts, property agents and investment bankers. We also target particular properties and approach their owners directly. Unsolicited submissions to us are common, although few are of interest. Through existing investments, a record of prior submissions, an extensive network of contacts, and knowledge of local markets, we can generally determine quickly whether a potential investment merits further study.

Investment proposals that remain of interest after preliminary site inspections and financial analysis are negotiated by an appropriate management team. Extensive property due diligence investigations are also conducted. These investigations include at least a market and demographic evaluation, review of all leases, title review, engineering inspection, environmental audit and review of financial records of the property or corporate entity to be acquired.

The structure of a particular acquisition often addresses complex legal and tax issues in a manner designed to maximize the net return generated from the investment. Each acquisition proposal is required to pass through an evaluation and approval process appropriate to its value.

Although our general policy is to own our properties directly, we may also participate with other entities in property ownership through joint ventures or other types of co-ownership when circumstances warrant. The extent and nature of our current investment in joint ventures is discussed under “Joint Ventures” below.

Divestitures

We may consider selling a property for a number of reasons, including:

•	an analysis projecting inferior returns as compared to other opportunities;

•	anticipation of an unfavorable shift of market conditions or tax laws;

•	an offer being received for a property which produces a return in excess of its projected performance; or

•	failure of a particular property to achieve required performance standards.

The vast majority of sales are for cash consideration. Additionally, but not to any extent that management believes to be significant, we may accept securities of other real estate companies as consideration for property sales.

As part of our strategic planning, targets for sale are often identified well before the properties are offered in the marketplace. Before deciding to proceed with a sale, an evaluation is made of the optimal timing for offering a property, the impact of taxes upon the amount of sales proceeds, the physical condition and the tenancy of the property. If the decision is made to proceed with a sale, then we apply the same skills and manpower employed in the acquisition process.

Development Policy

We engage in property development when projected returns on projects are attractive compared to the risks undertaken. Our general policy is to participate in development activities where a project has a relatively short construction phase and where we have control over the time of delivery of the developed asset. A substantial portion of our development activities will be focused on the redevelopment or extension of properties in our own portfolio. The size of the proposed development, the extent to which it has been pre-let and the character of any physical constraints on development at a particular location are also relevant factors.

At September 30, 2002 we owned £12 million of development properties, all of which are classified as business parks. Development expenditures during 2002 were approximately £92 million and during the year 17 development projects were completed with an aggregate value of £355 million. 77 percent by income of those were let at the time of completion. Assuming that all authorized development projects in progress or approved are carried out, the value at completion is estimated at approximately £58 million.

Financing Policies

Sources of finance

We currently finance our operations primarily via corporate debt. We have previously used both common stock and subsidiary preferred stock. Only the US$215 million Quarterly Income Preferred Securities, QUIPS, remain outstanding and are classified as minority interests in our UK GAAP financial statements. We generally do not use project financing or property specific debt. Since the early 1980s, it has been our financing policy to issue unsecured corporate debt or subsidiary preferred stock rather than to issue debt secured by a portion of our portfolio. As a result, at September 30, 2002, unsecured debt amounted to 90 percent of gross debt, with only 10 percent of gross debt being secured by liens or encumbrances on specific assets.

We have no present intention of making any general offer to bondholders or to QUIPS investors to repay bonds or QUIPS. We have not actively solicited, and do not intend to solicit, any offers from individual investors to sell their securities. Where, however, we have been approached with offers to repurchase bonds we have responded and, subject to price, purchased them. Before doing so we have done our best to be satisfied that the seller is fully aware of the clear public information with respect to our financial position that is available. Since the beginning of December 2000, we have repurchased just over £172.8 million of bonds and £14 million of short term Floating Rate Notes, in the process providing liquidity to the sellers concerned. If approached with similar offers in future, we would expect to respond as described above. In addition since June 2001 we have purchased QUIPS in the market and currently hold units with a face value of $18.5 million.

Interest rate risk management

In September 2000, our interest rate profile was reconfigured to suit the needs of the revised business with its focus on business space where the income streams are more actively managed than the long term leases that were typical of our previous investments in city center office properties. Consequently, we decided to fully fix the interest cost of expected net debt over the three years to September 2003, fix the cost of approximately 50 percent of net debt for the following two years and allow the interest cost to float for the period from September 2005. This was achieved using a portfolio of interest rate swaps and necessitated a charge in our 2000 UK GAAP financial statements of £125.6 million reflecting the cost of buying out old, high cost, long term interest rate swaps. This has reduced interest costs for 2001, 2002 and future years, but we will still bear above market costs on our long-term borrowings for many years to come. The after tax “mark-to-market” liability on our borrowings and associated swaps was £51.9 million at September 30, 2002.

For further quantitative analysis of our exposure to interest rate changes and use of interest rate swaps see “ITEM 11: Quantitative and Qualitative Disclosures about Market Risk”.

Leverage

Our policy is to continue to maintain a level of debt in relation to equity which is appropriate to our objectives of delivering superior returns to shareholders but which is prudent, flexible and ensures that our obligations to bondholders, QUIPS investors and other lenders are comfortably met.

Since the October 2000 dividend of £500 million, cash “upstreamed” to Leconport Estates has been by way of inter-company loans to Leconport Estates rather than dividends. The total amount loaned to Leconport Estates in this manner up to September 30, 2002 was £1,500.4 million. Subsequent to September 30, a further dividend of £320 million was paid to Leconport Estates and the inter-company loan reduced to £1,293.2 million. The loans to Leconport Estates are unsecured, repayable on 14 days notice from us and accrue interest which is receivable quarterly in arrears at an interest rate equivalent to 3 months Libor minus 50 basis points.

Our existing debt imposes some limitations on us, the most restrictive of which requires that we maintain a borrowing limit of tangible net worth, based on UK GAAP, to net debt of 1:1.25. We are committed to complying with the covenant provisions of all our debt.

At present we consider that a reasonable level for the ratio of net debt to the value of assets, treating inter-company loans to Leconport Estates as distributions rather than assets, would be 63 percent, approximately equivalent to a tangible net worth to net debt of 1:1.75, excluding the amount receivable from Leconport Estates in our accounts. We currently expect to operate at a ratio of net debt to asset value of approximately 50 percent.

Other activities

We may make investments other than as previously described, although we do not currently intend to do so. We may make loans to joint ventures, associated companies and partnerships in which we participate as a partner in the future. We do not intend to engage in security trading, underwriting or the agency distribution or sale of securities of other issuers.

Senior Management and Local Management Teams

We are managed by a chief executive and four other executive directors who, together with two of the senior management team, compose the executive committee. Until February 17, 2003 our board of directors included the five executive directors and eight non-executive directors (4 representatives from each of Leconport’s then shareholders, GE Real Estate and Hermes on behalf of their clients). The 4 GE Real Estate representatives resigned from the board on February 17, 2003 when Hermes acquired GE Real Estate’s holding in Leconport. As is common in the UK and in compliance with the UK Code of Best Practice for corporate governance, our chairman is one of the non-executive directors. The non-executive directors also make up the Audit, Remuneration and Nomination Committees. See “ITEM 6: Directors, Senior Management and Employees”.

Our day-to-day activities are controlled by the executive committee under specific authority limits delegated by the full board of directors. The executive committee is chaired by the chief executive and is composed of the deputy chief executive, responsible for corporate and large portfolio transactions, the retail property and business space property directors; and the finance director, responsible for treasury, planning, accounting, information services, and tax. In addition the executive committee includes our senior manager responsible for business space and our financial controller. Representatives of our shareholders attend executive committee meetings.

The executive committee is assisted by a number of management teams. On December 31, 2001 most of the team managing our factory outlet business ceased direct employment with us and joined a management company, Realm Limited, which on January 1, 2002 took over the responsibility for managing our outlet centers on our behalf. We still have teams in place to support all key functions including project management and procurement. The business space teams have first line responsibility for capital expenditure, leasing, allocation of resources within their teams and other aspects of property asset management within prescribed authority limits. They also have responsibility for meeting financial objectives in relation to a strategic business plan and related financial plan.

The day-to-day management of the majority of our business space properties has been outsourced to the property management divisions of two professional firms of Chartered Surveyors, Nelson Bakewell and Insignia Richard Ellis, and our factory outlet centers to Realm Limited. This allows us to concentrate our internal resources on those areas that add the greatest value to our portfolio. However, the day-to-day management of selected large business parks has been retained, because we believe that an essential element of value creation for these properties involves the direct control of site-based staff who locally influence the success of the investment. Following our strategic disposals of property the percentage of properties being managed in-house has increased.

Tenants

The diversity of our tenant base has narrowed as we have implemented a strategy of focusing on business space properties. However this sector still presents a wide variety of occupiers in industries such as manufacturing, telecommunications, biotechnology and information technology. As of September 30, 2002, we had 917 tenants, including 678 in business space. At September 30, 2002 only one tenant, British Telecommunications plc, contributed more than five percent of our annualized gross rental income and that was reduced to less than one percent following the sale of 17,600 m2 of our total holding at Leavesden Park in October 2002. As at September 30, 2002, there were 20 tenants contributing more than one percent of our current annualized gross rental income. Excluding British Telecommunications plc, our largest tenants, based on their contributions to annualized gross rental income are Xerox, BAT, Research Machines, Chiroscience and Ericsson.

Competition

There are many other property owners in the UK competing to attract tenants into existing investments or new developments. In the UK, there is also significant competition for additional investment properties, including development sites. Our success in attracting tenants is based on our ability to offer well-located properties at a competitive price. We compete for tenants primarily based upon the quality and location of our buildings, our reputation as a building owner, the quality of our support services and the rents charged.

Property Taxes

In the UK there is a uniform business rate which is fixed annually by the central government. These taxes are generally the responsibility of the tenant and are recovered by landlords by means of the service charge mechanism. Property taxes are also charged on vacant properties and are paid by us.

Insurance

We believe that our properties are adequately covered by insurance placed with reputable insurers and with commercially reasonable deductibles and limits. We generally insure properties directly with insurance companies and charge tenants a premium to cover the costs incurred or are reimbursed for such cost. Insurance policies entered into by us generally cover such items as fire, loss of rent, third party liability and earthquakes.

In normal markets, we believe that there is adequate supply of insurers and coverages. However, after wide scale casualties, there may be a temporary disruption in the insurance market, resulting in higher premiums, increased deductibles or reduced coverage.

We renegotiated the renewal of our insurance policies for a three year period ended September 30, 2004 prior to the terrorist action on September 11, 2001. We do not believe that future renewals will be materially affected by this event since the majority of our properties are now located in areas deemed to be at low risk of a terrorist attack.

Regulation

In the United Kingdom the planning process can be lengthy, increasing the sensitivity of the viability of a development. If a scheme complies with the Statutory Plan, which is equivalent to a zoning plan, then consent can normally be expected within two months. Where an application is at variance with the Statutory Plan, the process is longer since there are likely to be prolonged negotiations prior to submission. Once submitted, the Planning Authority is required to make a decision within two months although, typically, this timescale is not adhered to. After the two month period, an appeal can be made to the UK Government Secretary of State and a decision is likely to take between six and twelve months. Even when consent is granted, third parties are able to call for a judicial review within six months. Therefore, in the worst cases, the planning process can last a number of years and extend over different economic cycles.

ITEM 4.C:    Organizational Structure

Our principal subsidiaries at February 26, 2003 are as follows:

Country of incorporation

Name of subsidiary

England, Scotland and Wales

Birchwood Park Estates Limited

Caledonian Land Properties Limited

English Property Corporation Limited

FOC Holdings Limited

Iceni Estates Limited

MEPC Developments Limited

*MEPC Holdings Limited

MEPC Investments Limited

MEPC Leavesden Limited

MEPC Projects Limited

*MEPC UK Holdings

*MEPC UK Limited

MEPC Milton Park Limited

The Metropolitan Railway Surplus Lands Company Limited

PSIT Limited

Threadneedle Property Company Limited

The Netherlands *Metropolitan Estate and Property International NV United States MEPC Finance Inc. *MEPC International Capital, L.P. *MEPC US Holdings Inc.

*Ordinary capital directly held in whole or part by MEPC Limited.

The principal activities of the subsidiaries, which are all 100 percent owned, are property investment, development and trading, together with the management of properties.

ITEM 4.D:    Property, Plant and Equipment

General

Historically, we have presented our analysis in “Item 4.D: Property, Plant and Equipment” and (as regards net property income) “Item 5.A: Operating Results” on the basis of three major property categories as follows:

•	Offices, which included office parks which are classified as “business space”, and other offices which were mainly city center office properties;

•	Retail, which included shopping centers, other retail properties and factory outlets, and;

•	Industrial and other, including industrial parks and other industrial properties, both of which are classified as “business space” and healthcare properties.

For 2002 we have re-presented the analyses, including where applicable the comparative figures for 2001 and 2000, in accordance with the following categories:

•	Business space, which includes the properties previously categorized as office parks and industrial parks (collectively “business parks”) as well as other industrial properties;

•	Retail, which as before comprises shopping centers, other retail properties and factory outlets although we now only retain properties in the latter category, and;

•	Other, comprising other offices and healthcare properties. The disposal of both these categories of property was substantially completed prior to September 30, 2001.

The revised presentation lends clarity to our analysis by isolating the categories of properties that we have sold and therefore give a better basis for comparison between years. The new categorization does not make a distinction between office parks and industrial parks since our large business parks are increasingly mixed use where the park is composed of a broad range of building types including different office space specifications, manufacturing, storing and distribution and laboratories.

As of September 30, 2002, we owned 16 properties, all of which are located in the United Kingdom and are classified as investment and development properties. Ownership interests in UK properties generally fall into two categories: freehold, which is substantially equivalent to a fee simple interest in the United States, that is, it is held without any term or ownership restrictions, and leasehold, which is substantially equivalent to a ground lease in the United States, where we pay a rent for the land rights and own the improvements, subject to the rights of the ground lessor, over a specified term. In terms of value, we own the freehold interest on approximately 93 percent of the portfolio, 6 percent are held by us on leases with terms in excess of 50 years and less than 1 percent are held by us on leases with terms of less than 50 years.

Geographically, our property investments are concentrated in South and Southeast England, with Northern England and Glasgow, Scotland, having the second largest distribution. The remainder of the portfolio is located in the Midlands, Southwest England and Wales. Our overseas interest were substantially disposed of by the end of the 1998 financial year.

The following tables set forth, respectively, the distribution of our properties by geographic region and type for the last three years based on appraised values.

	Geographic Distribution
	At September 30
	2002	%	2001	%	2000	%
	(£ millions except percentages)
South and South East England (excluding London)	807	65	967	68	1,392	48
Rest of United Kingdom	438	35	459	32	656	22
London	–	–	–	–	860	30

	1,245	100%	1,426	100%	2,908	100%

Note:  Under UK GAAP, £23.8 million of the value at September 30, 2002 (2001 £9.8 million; 2000 £8.4 million) in the table above is classified under debtors on the Group’s balance sheet as the value of lease incentives given to tenants.

	Distribution by Property Type
	At September 30
	2002	%	2001	%	2000	%
	(£ millions except percentages)
Business parks	1,073	86	1,198	84	1,397	48
Other industrial	–	–	18	1	44	2

Total business space	1,073	86	1,216	85	1,441	50

Factory outlets	172	14	152	11	144	5
Other retail	–	–	57	4	200	7
Shopping centers	–	–	–	–	120	4

Total retail	172	14	209	15	464	16

Other offices	–	–	–	–	943	32
Healthcare	–	–	1	–	60	2

Total Other	–	–	1	–	1,003	34

	1,245	100%	1,426	100%	2,908	100%

While we believe that information regarding the leasable square meters represented in our property portfolio is a useful measure of our overall size, the value of leased property depends on a variety of factors, only one of which is the property’s size. The following table sets forth the portfolio’s leasable area by type, including development in progress, as of September 30, 2002. One square meter = 10.76 square feet.

Approximate Leasable Square Meters Including Developments in Progress

of Properties by Type of Property

		Retail
	Business space	(Factory outlets)	Total
Leasable square meters	907,100	57,500	964,600
Percent of Total	94%	6%	100%
Number of Properties	11	5	16

The total leasable square meters of the portfolio decreased by 19 percent, from 1.2 million m2 at September 30, 2001, to 0.96 million m2 at September 30, 2002, due primarily to the effects of our net divestment of property during the year.

Occupancy rates

We do not calculate occupancy rates based on the percentage of gross leasable area occupied, the measure used for public reporting by most US real estate investment companies. Rather, consistent with practice in Europe, we calculate occupancy rates based upon the percentage that annualized actual Gross Rental Income under current leases represents of annualized Theoretical Gross Rental Income, which is Gross Rental Income under current leases plus theoretical market rents, as determined by us, for vacant space. Theoretical market rents are based on independently appraised values. If occupancy rates were to be calculated by comparing area under lease with gross leasable area, such occupancy rates could differ materially from our reported occupancy rates. Accordingly, our occupancy rates may not be comparable to the occupancy rates of other companies calculated on the basis of gross leasable area.

We believe that occupancy rates based on actual rents and estimated rental values of vacant space are more meaningful in our case than occupancy rates based on leasable square meters because of the mix of our property investments between relatively high-priced (e.g. offices) and relatively low-priced (e.g. industrial) space, spread across different geographically regions. The use of rental income in calculating occupancy rates weights the computation by counting vacancies in high priced space at a higher value than vacancies in lower priced space. This calculation provides a common basis for comparison of vacancies of different types of properties located in otherwise disparate markets. The following table sets forth our occupancy rates based on rental income:

Occupancy Rate Based on Rental Income

	At September 30
	2002	2001	2000
Business space	83%	85%	94%
Retail	93%	83%	96%
Other	–	100%	100%
Total Portfolio	84%	85%	96%

Occupancy rates as at September 30, 2001 and September 30, 2002 were both lower than has been our experience in recent years due to a high level of development completions and because we have now sold our fully let office and retail properties. The occupancy rate will rise when new developments in the Business space portfolio are let.

To provide an appropriate and reliable measure of rental values in the relevant markets, we closely monitor market rents on a regular basis. Occupancy rates are calculated only for investment properties, meaning those leased or available for lease, and exclude vacant space in projects under development and redevelopment projects. Both annualized actual Gross Rental Income and annualized Theoretical Gross Rental Income:

(a)	are computed before deduction of operating costs and ground rents;

(b)	exclude amounts charged to tenants in respect of service costs, such as heating, electricity and security;

(c)	exclude space owned by others; and

(d)	do not include any amortization of free rent periods, tenant improvements paid for by us or other tenant inducements that may have been provided at the outset of the lease or reflect scheduled future rent escalations. We believe that the use of net effective rent would not have a material impact on our occupancy rates.

Based on information relating to leasable area, we believe that occupancy rates calculated on the basis of gross leasable area would not currently be materially different from occupancy rates calculated on the basis of rental income. However, there can be no assurance that occupancy rates so calculated in the past would not have been materially different from occupancy rates calculated on the basis of leasable area or that occupancy rates calculated on the basis of rental income will not be materially different in the future.

We have calculated our overall portfolio occupancy rate based on leasable area as of September 30, 2002, at 86 percent, which is marginally higher than the occupancy rate based on Theoretical Gross Rental Income. Our occupancy rates by property type based on leasable area at September 30, 2002, were Business space 86 percent, and Retail (Factory outlets) 88 percent.

Valuation

All of our investment and development portfolio is professionally revalued on a semi-annual basis. These valuations serve as the basis for the carrying value of investment properties in our UK GAAP financial statements. This distinguishes property companies in the UK from those in many countries, including the United States, where property assets are held mainly at depreciated cost.

Except as described below, properties are individually valued by external professional appraisers applying the standards set out by The Royal Institution of Chartered Surveyors, or RICS. These standards are not significantly different than those in the United States. These appraisers are instructed to assess the open market value of each property. Open market value of a property is defined by the RICS as the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a)	a willing seller;

(b)	that, prior to the date of valuation, there had been a reasonable period, having regard to the nature of the property and the state of the market, for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c)	that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d)	that no account is taken of any additional bid by a purchaser with a special interest; and

(e)	that both parties to the transaction had acted knowledgeably, prudently and without compulsion. Valuers consider the return required by investors who are investing their capital in comparable properties and expected changes in the cash flow that the property may generate in the future. With regard to the latter factor, the consequences of rent reviews, possible vacancies and major repairs are considered.

As is customary with all appraisals, conclusions are subject to various assumptions and limitations and are relevant only to the applicable time period and may relatively quickly become out of date if market conditions change. As a result, appraisals should be considered as estimates of value rather than measures of realizable value.

The valuation of each of our properties usually occurs during the months of March and April for our interim report and September and October for our Annual Report and Financial Statements. The appraised values are included in these financial statements without adjustment by our board of directors.

Trading

We classify properties as trading for financial reporting if at the time of their acquisition or development there is an intent to sell such properties. Properties for which we lack this initial intent are classified as investment or development, depending on their status, and are not subsequently reclassified when management’s intent changes. Consequently few properties are classified as trading for financial reporting purposes and not all properties held for sale are trading properties. There were no properties classified as trading properties at September 30, 2000, 2001 or 2002.

Lease Expiration

On average, over the next ten years, leases representing approximately 56 percent of our gross rental income will fall due for renewal annually, with between 1.2 percent and 12.1 percent falling due in each of the years through the 2012 financial year. Therefore, leases representing approximately 44 percent of our gross rental income for the 2002 financial year will not have reached the end of their term by the end of the 2012 financial year.

Historically, a significant portion of our tenants renew their leases at market rents upon the expiration of their initial leases. Also, rents in the UK are generally reviewed every five years, providing for an upward-only restatement of rental rates based on market values at review date. For these reasons, we believe that lease expiration figures are not a reliable indicator of either the number of properties that may be coming vacant in any particular year or our future rental stream.

Environmental Liabilities

We are not aware of any environmental liability relating generally to any past or presently owned properties that we believe would either singularly or in the aggregate have a material adverse effect on our operations, financial condition or liquidity.

We are subject to national and local environmental laws, ordinances and regulations under which an owner or operator of real property may become liable for costs of removal or remediation of hazardous or toxic substances on, under or in such property, as well as other costs related thereto, including governmental fines, often without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.

We have a limited number of cases where elements of our properties contain hazardous materials, including asbestos. The presence of these materials does not violate any applicable laws. We generally remove asbestos-containing materials, where they exist, in the ordinary course of renovation, reconstruction and expansion. A number of our properties also contain, or at one time contained, underground storage tanks used primarily for petroleum products. Where necessary, remediation is conducted in accordance with applicable environmental laws.

Property Types

Historical overseas activities are discussed under a separate classification, see “— Overseas Operations”. The tables included in the following description of our property portfolio by property type reflect the appraised values of our property and not the income received by us from such properties. See “— Properties—Valuation”.

Business space

At September 30, 2002, we owned 11 business space properties. During the second half of the year a number of our business parks, in the south east of England in particular, experienced a reduction in market rents as demand for office space became relatively weak. The reduction in rentals was in general terms balanced by reduced interest rates making property a relatively more attractive to investors. Overall the value of our business space properties fell by just under one percent in the year to September 30, 2002.

For the three years to September 30, 2002, the value and distribution of our business space properties were as follows:

	2002		2001		2000
	(£m)	(%)	(£m)	(%)	(£m)	(%)
South and Southeast England	807	75	919	76	1,182	82
Rest of United Kingdom	266	25	297	24	259	18

	1,073	100%	1,216	100%	1,441	100%

Business parks	1,073	100	1,198	99	1,397	97
Other industrial	–	–	18	1	44	3

	1,073	100%	1,216	100%	1,441	100%

For the three years to September 30, 2002, the gross rental income of our business space properties was as follows:

	2002		2001		2000
	(£m)	(%)	(£m)	(%)	(£m)	(%)
South and Southeast England	54	75	58	73	56	77
Rest of United Kingdom	18	25	21	27	17	23

	72	100%	79	100%	73	100%

Business parks	71	99	76	97	70	97
Other industrial	1	1	3	3	3	3

	72	100%	79	100%	73	100%

The above figures reflect changes in value of our business space portfolio and include property acquisitions and disposals, as well as changes in appraised values, as illustrated in the following table:

(£ millions)
Value at September 30, 2000	1,441
Additions	177
Disposals	(458)
Changes in appraised values	56

Value at September 30, 2001	1,216
Additions	85
Disposals	(224)
Changes in appraised values	(4)

Value at September 30, 2002	1,073

We own and develop office buildings both on purely office parks such as Leavesden Park, or on our much larger mixed use parks such as Milton Park. In either case the office buildings in these business parks tend to be low rise in a landscaped setting with large car parking facilities and are typically largely dependent on car borne transport. One of the distinguishing features of the UK office market has been its long-term leases and the expense recovery provisions within such leases. Typical leases in the United Kingdom last for a period in excess of 15 years, with rent reviews every five years. Rent reviews are an important feature of the UK market as they allow for rents to be re-stated upwards to market rents. This is different from the United States where rents are fixed for the life of the lease or provide for stated periodic increases. This feature of the UK office market has until now eliminated a significant portion of the landlord’s leasing risk and provided a relatively secure, inflation-adjusted rent flow. Typically, tenants in the United Kingdom pay all costs relating to the occupancy of the property, including repairs, taxes and insurance.

Our mixed-use business parks are generally a mixture of low rise light industrial manufacturing, distribution space and offices. Lease terms on industrial and distribution space are usually for 15 years with five year rent reviews and full pass through of expenses. Our industrial buildings tend to be low-cost and low-density but each can vary substantially in size, from 100 m2 to 20,000 m2. We have also made a substantial investment in a science park at Granta Park. A science park shares similar characteristics with a suburban business park except that the occupation of the buildings is restricted predominantly to research and development activity. Some of the buildings, particularly for bio-technological companies, can be specialized and may require higher than normal floor-to-ceiling heights, large mechanical plant provision and specialist fit-out. In the majority of these cases, the tenant is responsible for the fit-out of the premises.

Our business parks tend to be located on the edge of urban areas and therefore road links to major motorways are important. Our ownerships are spread across the UK with major investments outside the south-east including Hillington Park and Birchwood Park.

Typically, our business parks have an element of development in progress and significant opportunities for future development and expansion. At September 30, 2002 there was a total of 11,600 m2 (2001 88,100 m2) of business space under construction which was all fully let. The level of development in progress is lower than last year as we have not undertaken significant new development in the face of relatively low tenant demand during the year and an uncertain market in the year ahead. Business space developments completed during the year totalled 91,800 m2 including 27,600 m2 at Leavesden Park, of which 17,600 m2 was let to British Telecommunications plc, and 13,000 m2 at Callaghan Square, of which 8,700 m2 has been let to the law firm Eversheds.

The estimated lettable area of future development on our business parks is 434,900 m2. Total development and refurbishment expenditure on business space properties during the year to September 30, 2002 was £85 million.

During 2002 there were no acquisitions in the business park portfolio.

During the year ended September 30, 2002 we disposed of Business Space property with a book value of £224 million and a total lettable area of 221,000 m2. These disposals were of properties or parts of properties where there were no longer opportunities for us to produce returns to achieve required performance standards of where we received an offer for a property which produced a return in excess of its projected performance. Significant disposals during the year included New Horizon Court, Brentford (16,100 m2), Shire Park, Welwyn Garden City (21,100 m2), Boulevard Industry Park and Estuary Commerce Park, Liverpool (66,300 m2) and part of Uxbridge Park, Uxbridge (10,800 m2). In each of these cases the property disposed of was characterized by being fully let on relatively long leases and so opportunities for us to add further value in the short term was limited. We also disposed of Wellesbourne Park, Warwickshire (66,000 m2).

Since September 30, 2002 we have disposed of 17,600 m2 of our total holding at Leavesden Park, being the office buildings on the park let to British Telecommunications plc on relatively long leases. There was no significant difference between the selling price and the book value.

Presented below are our business space properties at September 30, 2002. Net lettable area includes developments in progress.

Property	Area (m2)	Tenure	Description

South And South East England

Axis Park Langley, Nr Heathrow	8,900	Freehold	Remaining office buildings.

Chineham Park Basingstoke	73,000	Freehold	Mostly offices. Futures developmental area estimated at 31,000 m2

Granta Park Abington, Nr Cambridge	37,800	Freehold	Science park. 2,400m2 in the course of construction. Future developable area of approximately 4,000 m2.

Leavesden Park Leavesden, Watford	81,700	Freehold	Office park. Existing film studio and 27,600m2 of offices of which 17,600 m2 was sold in October 2002. Future developable area estimated at 104,800 m2.

Manston Park Kent	–	Freehold	Land.

Milton Park Abingdon, Nr Oxford	373,200	Freehold	Mixed use park. 6,200 m2 in the course of construction. Further developable area of approximately 29,700 m2.

Uxbridge Park Oxford Road, Uxbridge	23,500	Freehold	Office park.

Rest of UK

Birchwood Park Warrington	106,000	Freehold	Mixed use park. 3,000 m2 under construction and future developable area of approximately 63,400 m2.

Callaghan Square Cardiff	12,900	Freehold	Office park. Future developable area estimated at 31,200 m2.

Hillington Park Glasgow	181,600	Freehold	Mixed use park. Future developable area of 90,700 m2.

South Marston Park Swindon	8,500	Freehold	Industrial park. Future developable area of 80,100 m2.

Retail

Our retail portfolio now comprises our 5 factory outlets valued at £172 million at September 30, 2002. The valuation movement for the year on our factory outlet properties was 7 percent driven principally by growth in income. For the three years to September 30, 2002, the value and distribution of our retail properties by location and type of retail were as follows:

	2002		2001		2000
	(£m)	(%)	(£m)	(%)	(£m)	(%)
London	–	–	–	–	69	15
South and Southeast England (excluding London)	–	–	48	23	146	31
Rest of United Kingdom	172	100	161	77	249	54

	172	100%	209	100%	464	100%

Shopping centers	–	–	36	17	120	26
Leisure and other	–	–	21	10	200	43
Factory outlets	172	100	152	73	144	31

	172	100%	209	100%	464	100%

For the three years to September 30, 2002, the gross rental income of our retail properties was as follows:

	2002		2001		2000
	(£m)	(%)	(£m)	(%)	(£m)	(%)
London	–	–	6	19	11	11
South and Southeast England (excluding London)	1	6	5	16	25	24
Rest of United Kingdom	15	94	21	65	66	65

	16	100%	32	100%	102	100%

Shopping centers	–	–	8	25	73	72
Leisure and other	1	6	7	22	16	15
Factory outlets	15	94	17	53	13	13

	16	100%	32	100%	102	100%

The above figures reflect the changes in value of our retail portfolio and include property acquisitions and disposals as well as changes in appraised values as illustrated in the following table:

(£ millions)
Value at September 30, 2000	464
Additions	28
Disposals	(279)
Changes in appraised values	(4)

Value at September 30, 2001	209
Additions	6
Disposals	(57)
Changes in appraised values	14

Value at September 30, 2002	172

Until 2000, our retail strategy was to own dominant retail shopping centers in major metropolitan areas or investments which had a special niche. As a result of the strategic review in 2000, the major outcome of which was a decision to focus on business space properties, we have now completed the disposal of shopping center, leisure and other retail assets. The disposals have been made both as individual property sales and as corporate or portfolio sales. The significant disposals completed during the current year were a 5,900 m2 leisure center, HollyWood Green, at Wood Green, North London and the last phase of a leisure and retail development at Two Rivers, Staines.

In September 2000 we sold six large shopping centers to a joint venture between ourselves and Westfield Holdings Limited. As discussed under “Joint Ventures and other fixed asset investments” below we disposed of our interest in that joint venture in September 2002.

Factory outlets were first introduced to the United Kingdom in the early 1990s. Unlike other United Kingdom property leases, factory outlet center leases are for a shorter period, usually ranging from three to five years, with percentage rent provisions, but typically no rent reviews. The shorter lease terms enable the tenant mix to be continuously reviewed and improved. Similar to factory outlet properties in the United States, these properties are located in suburban locations.

During 2002 we completed our 1,100 m2 phase 5 extension at Clarks Village in Street. We have now commenced the 1,900 m2 phase 6 extension at Clarks Village and a 1,500 m2 refurbishment at The Yorkshire Outlet in Doncaster.

In January 2002, the management of our Factory outlet centers was outsourced to Realm Limited a company formed by our former factory outlet management team who will manage the properties on our behalf utilizing their particular skills in this area.

Presented below are our factory outlet properties at September 30, 2002. Net lettable area includes developments in progress.

Property	Area (m2)	Tenure	Description
Rest of UK
Atlantic Village Bideford	9,000	Freehold	Factory outlet. 33 shops and parking for 800 cars/12 coaches.
Clarks Village Street	19,000	Leasehold 99.9%	Factory outlet. 66 shops and parking for 1,400 cars/10 coaches.1,900m2 additional space currently under development.
K Village Kendal	2,500	Freehold	Factory outlet. 11 shops and parking for 260 cars/10 coaches.

Royal Quays Outlet Centre North Shields	13,700	Freehold	Factory outlet. Redevelopment to provide 50 shops and parking for 740 cars/12 coaches completed during 2001.
The Yorkshire Outlet Doncaster	13,300	Freehold	Factory outlet. 38 shops and parking for 950 cars/9 coaches. 1,500 m2 additional space currently under development.

Other

At September 30, 2002, we do not own any properties in this category. Historical analysis for 2001 and 2000 related to our other offices (mostly city center) and healthcare properties, both sectors which we no longer have properties in following the implementation of the strategic review in 2000.

For the three years to September 30, 2002, the value and distribution of our other properties was as follows:

	2002		2001		2000
	(£m)	(%)	(£m)	(%)	(£m)	(%)
London	–		–	–	758	76
South and Southeast England (excluding London)	–		–	–	97	10
Rest of United Kingdom	–		1	100	148	14

	–		1	100%	1,003	100%

Other offices (predominantly city center)	–		–	–	943	94
Healthcare	–		1	100	60	6

	–		1	100%	1,003	100%

For the three years to September 30, 2002, the gross rental income from other properties was as follows:

	2002		2001		2000
	(£m)	(%)	(£m)	(%)	(£m)	(%)
London	–		19	63	85	73
South and Southeast England (excluding London)	–		1	3	8	7
Rest of United Kingdom	–		10	34	24	20

	–		30	100%	117	100%

Other offices (predominantly city center)	–		24	80	110	94
Healthcare	–		6	20	7	6

	–		30	100%	117	100%

The above figures reflect the changes in value of our other properties and include property acquisitions and disposals as well as changes in appraised values as illustrated in the following table:

(£ millions)
Value at September 30, 2000	1,003
Additions	75
Disposals	(1,081)
Changes in appraised values	4

Value at September 30, 2001	1
Additions	–
Disposals	(1)
Changes in appraised values	–

Value at September 30, 2002	–

Historically, we had a high weighting of office properties in Central London and many relatively small properties which tended to originate from large portfolio acquisitions. In accordance with our strategy to refocus on business space assets, by September 30, 2001 all of our city center offices, which we did not believe had adequate prospects for rental and capital growth, had been sold.

Overseas Operations

At September 30,1998 the total value of our overseas property assets was £58 million. By September 30, 1999 we had completed our disposal of all directly held overseas property assets, and the contribution to our earnings on a pre-exceptional basis was not material, representing a decrease from two percent and 20 percent in

1998 and 1997 respectively. At September 30, 1999 and 2000, we owned no overseas properties directly but had a 50 percent holding in an Australian joint venture, which owned a 61,000 m2 shopping center in Queensland, Australia. During the financial year ended September 30, 2001 we sold this 50 percent interest leaving us with no further interest in overseas property assets.

Joint Ventures and other fixed asset investments

Details of our joint venture investments at September 30, 2002 are given in note 10 to the Group financial statements. All the joint ventures are engaged in property investment, development and related services. At September 30, 2002, our share of the joint ventures’ properties totalled £67 million and share of borrowings was £49 million, all of the latter being without recourse to us.

Our investment in joint ventures decreased from £131.3 million at September 30, 2001 to £23.1 million at September 30, 2002. The principal change during the 2002 financial year was the disposal of our 50% interest in our joint venture with Westfield Holdings Limited which in turn invested in six large regional shopping centres. The interest was sold for £115 million to clients of Hermes Investment Management Limited who are now sole owners of Leconport Estates, our parent company. Other significant movements in joint venture investments during the year included our share of profits and revaluation surpluses of joint ventures totalling £3.1 million and £7.7 million respectively.

Our other fixed asset investments decreased from £45.9 million at September 30, 2001 to £43.7 million at September 30, 2002 due to partial realisation of our retained interests in the entities which acquired Two Rivers Retail Park and our healthcare portfolio. Subsequent to September 30, 2002 we have sold our investment in the entity which owned Two Rivers Retail Park and received £8.6 million upon partial redemption of the healthcare loan notes.

Space occupied by us

We do not own our headquarter offices which are occupied under a lease. In addition, we occupy space at most of our business parks and outlet centers for management and administration. This space is not in any way significant in terms of the overall lettable area of the properties concerned.

ITEM 5:    Operating and Financial Review and Prospects

Introduction

The following should be read in conjunction with our audited consolidated financial statements and the related notes. For a discussion of the principal differences between UK GAAP and US GAAP as they apply to us, see note 28 to the audited consolidated financial statements in “Item 17: Financial Statements”.

New UK accounting standards applied for the 2002 financial statements

Since the 2001 financial statements, we have applied Financial Reporting Standard (FRS) 19—“Deferred taxation”. Following the application of FRS 19, an entity is required to recognize deferred tax in respect of all timing differences that result in an obligation to pay more tax, or a right to pay less tax, in the future as a result of past events. The full text of our new accounting policy for deferred tax is provided at note 1 to the audited Group financial statements and the components of deferred tax are analysed at note 7. Applying FRS 19, through retrospective restatement, has increased our profits for the 2002, 2001 and 2000 years by £13.1 million, £86.0 million and £6.9 million respectively.

New US accounting standards and pronouncements applicable to MEPC

The provisions of SFAS Nos. 141 to 146 and FASB Interpretations Nos. 45 and 46 are summarized at note 28 to the audited Group financial statements. None of these new statements has, or in the case of those standards which are yet to become effective is expected to have, a material effect on the our net income or shareholders, funds stated under US GAAP.

General

To the extent that statements in this review relate to our plans, objectives, or future performance, these statements may be deemed to be forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements are based on management’s current expectations and the current economic environment. Actual strategies and results in future periods may differ materially from those currently expected due to various assumptions, risks and uncertainties.

For the years 2002, 2001 and 2000 we operated primarily in the United Kingdom with minimal operations in overseas areas unlike prior years. Our consolidated financial statements are prepared by translating all of the financial statements of our subsidiaries operating outside the United Kingdom into pounds sterling. Assets and liabilities denominated in foreign currencies are converted at the exchange rates applicable at the end of the reporting period. Income and expenses in foreign currencies are also converted at exchange rates applicable at the end of the period.

A significant factor explaining many of the financial movements from 1999 to 2002 is the disposal of substantially all of our non-business space properties in the United Kingdom during the financial years 2000 and 2001. We received approximately £4.4 billion in net proceeds from the sale of properties and other investments in 1999 to 2002 of which, by September 30, 2002, we had reinvested approximately £1.9 billion on property acquisition and development, returned £561 million to the common stock shareholders by way of ordinary dividend and a further £1.5 billion by way of loan and significantly reduced levels of debt. The review below makes appropriate comment on the impact of the decision to focus on business space on future results from operations.

Critical Accounting Policies

We consider the following to be our critical accounting policies:

Rental income

Rental income is accounted for on an accruals basis in accordance with the terms of contractual leases.

In accordance with Urgent Issues Task Force (UITF) Abstract 28 (Operating Lease Incentives), all incentives given for lessees to enter into leases (such as contributions to fitting out costs) are treated as revenue costs and rental income is accounted for from the commencement of a lease rather than from the expiry date of any rent free periods. The costs of all incentives, including rent free periods, is offset against the total rent due (effectively a transfer from investment properties to debtors on the balance sheet) and allocated to the profit and loss account on a straight line basis over the period from the rent commencement date (or rent free date if sooner) to the date of the next rent review (or lease end date if sooner).

Properties

The Group’s properties are valued semi-annually for the board. The bases of valuation of investment and development properties is fully described in “ITEM 4.D: Property, Plant and Equipment—Valuation”. Investment and development properties, which are classified as fixed assets, are included at valuation in accordance with generally accepted accounting principles in the United Kingdom.

All surpluses and deficits arising on the valuation of properties classified as fixed assets are transferred to the revaluation reserve except for those deficits expected to be permanent, which are included in the profit and loss account and then transferred to other reserves. Net gains or losses on disposal of investment and development properties are calculated by reference to book value at date of disposal.

Finance costs and other direct costs attributable to properties in the course of development are capitalized to those properties without deduction of tax relief. A property ceases to be treated as being in course of development when it has reached completion and is available for occupation. Attributable finance costs are arrived at by reference to the rate on borrowings specifically for development purposes or, if the development cost is financed out of general funds, to the average rate paid on funding the assets employed by the Group.

Depreciation and amortization

In accordance with generally accepted accounting principles in the United Kingdom, specifically Statement of Standard Accounting Practice No 19, investment properties are revalued semi-annually and the aggregate surplus or deficit is transferred to revaluation reserve except deficits expected to be permanent, which are charged to the profit and loss account. No depreciation or amortization is provided in respect of freehold investment properties and leasehold investment properties with over 20 years to expiry. This treatment may be a departure from the requirements of the Companies Act concerning the depreciation of assets. However, these properties are not held for consumption but for investment and the directors consider that systematic annual depreciation would be inappropriate. The accounting policy adopted is therefore necessary for the accounts to give a true and fair view. Depreciation or amortization is only one of many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

ITEM 5.A:    Operating Results

Year Ended September 30, 2002 Compared with Year Ended September 30, 2001

Gross rental income and other charges

Our gross rental income and other charges decreased by £53 million to £88 million, a decline of 38% compared to 2001. This decrease was mainly attributable to the continued sale of non business space property or business space properties where we considered that the opportunities to add further value were limited. The impact of property disposals was partially offset by a mixture of favorable rent reviews, letting up of void space and the effect of developments being completed. Further comment on the impact of the sale of properties is given under Net income from properties below.

Net income from properties

A summary of movements in net income from properties in millions of pounds for the 2002 financial year with percent changes from 2001 is as follows:

	Business Space			Retail			Other			Total
	Year ended September 30			Year ended September 30			Year ended September 30			Year ended September 30
			%			%			%			%
	2002	2001	Change	2002	2001	Change	2002	2001	Change	2002	2001	Change
London	–	–		–	4	(100)	–	13	(100)	–	17	(100)
South & South East England	42	45	(7)	1	4	(75)	–	1	(100)	43	50	(14)
Rest of United Kingdom	10	13	(23)	8	9	(11)	–	6	(100)	18	28	(36)

Total	52	58	(10)	9	17	(47)	–	20	(100)	61	95	(36)

Net income from properties decreased by £34 million to £61 million, a decline of 36% which is in line with the fall in gross rental income above. Again the fall was primarily due to the sale of property.

Net income from Business space properties fell by 10% to £52 million. Total completed leasable Business space area fell from 1,037,400m2 at September 30, 2001 to 895,500 m2 at September 30, 2002 reflecting the sale of property with a total leasable area of 221,000m2. This was partially offset by development completed during the year.

Net income from retail properties fell by 47% to £9 million. The total completed leasable area of our retail portfolio fell from 65,400m2 at September 30, 2001 to 54,100m2 at September 30, 2002. During the year ended September 30, 2002 we disposed of retail properties with a total leasable area of approximately 12,400m2 comprising two properties which were not factory outlets. This was offset by the completion of development at our factory outlets totaling 1,100m2. The fall in net property income is in this case disproportionate to the decrease in leasable area since the 2001 year reflected almost a full year’s income from retail properties totaling approximately 55,000m2 which was sold in August and September 2001.

Properties falling within the other category, mainly comprising city center offices and healthcare properties were all disposed of by September 2001 and net income from properties for 2002 is therefore nil.

Administrative expenses

Recurring administrative expenses decreased from £6.9 million to £6.8 million during 2002. The main driver of administrative costs, average staff numbers, fell from 118 in 2002 to 63 during 2002. However, with respect to persons whose roles were outsourced, such as the management and staff of the factory outlet properties, employment costs were replaced by professional and other fees.

Non-recurring administrative expenses in 2001 related to payments and accruals totaling £72.8 million, including employment taxes, in relation to a supplementary bonus plan as described under “ITEM 6.B: Compensation”.

Other income and share of results of joint ventures and associates

Other income increased from £0.9 million to £1.4 million in 2002. During 2002, our share of operating profit in joint ventures decreased from £28.9 million to £25.5 million mainly due to the disposal, in September 2001, of our 50% interest in the units of the Australia Fair Shopping Centre Trust. Our share of operating profit in joint ventures for 2003 will be reduced by the disposal, in September 2002, of our 50% interest in a joint venture with Westfield Holdings Limited which represented over 80% of our total investment in joint ventures at the time of disposal.

Net gains on fixed asset disposals

Total net gains on fixed asset disposals fell by £29.2 million from £35.0 million in 2001 to £5.8 million in 2002. The profit from the sale of our directly owned property portfolio was £6.4 million compared to £29.4 million in 2001 which was attributable to the lower volume of property sales during the year (total proceeds £427 million compared to £1.8 billion in 2001). Our share of the net gains on fixed asset disposals by our joint ventures decreased from a profit of £5.6 million in 2001 to a loss of £0.1 million as the property stock available for sale within the joint ventures further diminished.

Cost of finance (net)

Net cost of finance decreased by £22.8 million from £59.0 million in 2001 to £36.2 million in 2002. The components of the charge are analyzed as follows:

	2002 £m	2001 £m
Gross external finance costs	76.3	93.3
Capitalized to cost of properties	(6.3)	(14.1)
External interest received	(5.4)	(6.0)
Interest received on loans to Leconport	(50.4)	(40.6)
Share of joint ventures finance costs	22.0	26.4

	36.2	59.0

Gross external finance costs decreased in line with the reduction in our loan capital. Capitalized interest again decreased reflecting our smaller ongoing development program. Interest income on Loans made to our shareholder Leconport Estates increased in line with the amount of the loans which amounted to £1.2 billion at September 30, 2001 and had increased to £1.5 billion by September 30, 2002. Our share of joint venture finance costs for 2003 will be reduced by the disposal, in September 2002, of our 50% interest in a joint venture with Westfield Holdings Limited.

Taxation

The tax credit for 2002 and the restated tax credit (following adoption of FRS19) for 2001 are analyzed as follows:

	2002 £m	2001 £m
Current taxation
United Kingdom taxation	(0.4)	(1.9)
Overseas taxation	5.3	(2.1)
Share of joint ventures taxation	(0.3)	(0.7)

	4.6	(4.7)

Deferred taxation
Potential clawback of capital allowances	3.7	44.5
Losses and other timing differences	9.4	41.5

	13.1	86.0

Total tax credit in profit and loss account	17.7	81.3

Current taxation arising in the United Kingdom was minimal for both 2001 and 2002 as a result of the utilization of losses brought forward. The £1.9 million UK charge in 2001 relates to a write off of withholding tax previously carried forward in debtors. The credit for overseas taxation amounting to £5.3 million in 2002 resulted mostly from the write back of accruals no longer required.

The deferred tax credit in 2002 arose as a result of further tax losses in the period. The deferred tax credit in 2001 was in respect of a £44.5 million reduction in the potential clawback of capital allowances following a number of asset disposals, and £41.5 million of tax losses arising in the period mainly due to exceptional items.

Under FRS19 we do not provide for the tax liability on capital gains which we might incur if all our property investments at September 30, 2002 were sold at the amounts carried in the UK GAAP financial statements. This hypothetical tax liability not provided for in the balance sheet at September 30, 2002 is estimated at a maximum of £88 million. The increase from the 2001 hypothetical liability of £84 million reflects the increase in the value of our properties during the year.

In 2001, a tax charge of £3.4 million was made against reserves mainly in relation to taxation on revaluation net gains realized in respect of properties disposed of during the year.

Minority interests

The equity portion of minority interest, which is the portion of our consolidated results attributable to minority owners, remained almost static at £0.5 million. The non-equity portion of minority interest relates to dividend payments on our preferred stock program (QUIPS) as described in note 17 to the audited financial statements. The charge for non-equity minority interest has decreased from £12.1 million in 2001 to £11.8 million in 2002 as a result of QUIPS purchased by us during the year.

Profits attributable to ordinary shareholders

Profit attributable to ordinary shareholders decreased by £34.1 million from £90.3 million in 2001 (after adjusting for the effects of FRS19) to £56.2 million in 2002. As explained above the most significant movements were the reduction in net income from properties of £34.6 million balanced in part by a reduction in net finance costs of £22.8m, the non-recurring charge for the supplementary bonus in 2001 of £72.8 million, the £72.9 million reduction in the credit for deferred tax and the £29.2 million reduction net gains on fixed asset disposals as the incidence of property disposals has decreased.

Property revaluation and other balance sheet movements

A summary of the investment and development portfolio net revaluation surplus/(deficit) by property type for 2002 compared to 2001 is as follows:

	September 30
	2002	2001	change
	(£ millions)
Business space	(4)	56	(60)
Retail	14	(4)	18
Other	–	4	(4)

	10	56	(46)

The overall underlying revaluation surplus on our investment and development properties was 0.3% for the year with business space experiencing a decrease of 0.8%. The business space valuation movement reflects a reduction in market rents, in the south east of England in particular, as demand for office space became relatively weak in the second half of the year. The effect of the reduction in market rents was offset by continued active management and the successful completion of a number of developments. Retail (which comprised factory outlets at September 30, 2002) experienced a valuation increase of 4% for the year reflecting good trading generally and specifically the expansion of Clarks Village, Street and a full years trading at the relaunched and extended Royal Quays, North Shields.

The other significant balance sheet movements during the year ended September 30, 2002 were as in 2001 related to the strategic decision to focus on business space and sell properties and other investments which had limited growth prospects. However the incidence of property and other investment sales was much lower with disposal proceeds of £0.5 billion compared to £1.8 billion in the previous year. Over the year total property and other investments fell from £1.6 billion to £1.3 billion. The cash received from disposals that was not reinvested in the business space development programme was applied to the reduction of borrowings or remitted to our shareholders Leconport Estates by way of loans.

Year Ended September 30, 2001 Compared with Year Ended September 30, 2000

Gross rental income and other charges

Our rental income and other charges decreased by £154 million, a decline of 52 percent compared to 2000. This decrease was mainly attributable to the substantial disposal of property which we did not consider to conform to our long term strategy, partially offset by a mixture of favorable rent reviews, letting up of void space and the effect of developments being completed.

Net income from properties

A summary of movements in net income from properties in millions of pounds for the 2001 financial year with percent changes from 2000 is as follows:

	Business Space			Retail			Other			Total
	Year ended September 30			Year ended September 30			Year ended September 30			Year ended September 30
			%			%			%			%
	2001	2000	Change	2001	2000	Change	2001	2000	Change	2001	2000	Change
London	–	–	–	4	7	(43)	13	56	(77)	17	63	(73)
South & South East England	45	50	(10)	4	14	(71)	1	8	(88)	50	72	(31)
Rest of United Kingdom	13	12	8	9	44	(80)	6	14	(57)	28	70	(60)

Total	58	62	(6)	17	65	(74)	20	78	(74)	95	205	(54)

Following the substantial disposals of non-strategic properties during the 2000 and 2001 financial years, net income from properties decreased by 54 percent, from £205 million in 2000 to £95 million in 2001.

Net income from Business space properties fell by 6% to £58 million. Total completed leasable area fell from 1,136,300 m2 at September 30, 2000 to 1,037,400 m2 at September 30, 2001 reflecting the sale of completed and let industrial units at Axis Park, Langley and the sale of Babcock Park, Glasgow and New Square Park, Heathrow, partially offset by the completion of developments on other business parks during the year.

Net income from retail properties fell by 74% to £17 million. We disposed of six large shopping centers with a total leasable area of 235,700 m2 to our joint venture with Westfield Holdings Limited in September 2000. Our three remaining large shopping centers with a total leasable area of 77,400 m2 were sold during the 2001 year. By September 30, 2001 the total leasable area of our retail portfolio had reduced to 66,500m2 in seven properties including 50,500 m2 in our five factory outlet properties.

Net income from other properties fell by 74% to £20 million. This decrease was predominantly due to the disposal of our “other offices” which were generally city center office properties during the course of both the 2000 and 2001 financial years. Other offices comprised 36 properties with a book value of £1.7 billion at September 30, 1999 falling to 17 properties with a book value of £943 million at September 30, 2000. The remaining 17 other office properties were sold during the 2001 year. By September 30, 2001 we had completed the disposal of our city center offices and healthcare properties which comprised the other properties category.

Administrative expenses

Recurring administrative expenses decreased by £3.0 million, or 30 percent, to £6.9 million during 2001 due primarily to the reduction in staff related costs following the reduction of staff numbers.

Non-recurring administrative expenses in 2001 related to payments and accruals totaling £72.8 million in relation to a supplementary bonus plan. Under the terms of the acquisition of our ordinary shares by Leconport Estates, we established a participation and supplementary bonus plan under which members of our management, including the executive directors, will be provided with bonuses as described under “ITEM 6.B: Compensation”.

Of the total potential payable under the plan £2.8 million, including national insurance contributions, has been paid to date. The financial statements at September 30, 2001 also contain full accrual for the maximum future potential liability under the plan amounting to £70 million, again including national insurance contributions.

Non-recurring administrative expenses in 2000 comprised £13.4 million reorganization costs mainly in relation to the acquisition of our ordinary shares by Leconport Estates.

Other income and share of results of joint ventures and associates

Other income decreased from £1.9 million to £0.9 million in 2001 mainly due to a reduction in property trading profits and insurance commission. During 2001, our share of operating profit in joint ventures increased by £18.5 million to £28.9 million mainly due to a full years share of income from our joint venture with Westfield Holding Limited established in September 2000, partially offset by a reduction in our share of income from Metropolitan & Capital Properties Limited and Prestbury Capital Ventures Limited joint ventures following the disposal of properties by those companies.

Net gains on fixed asset disposals

Total net gains on fixed asset disposals fell by £3.8 million from £38.8 million in 2000 to £35.0 million in 2001. The profit from the sale of our directly owned property portfolio was not substantially different from the previous year, £29.4 million in 2001 compared to £30.2 million in 2000. Our share of the net gains on fixed asset disposals by our joint ventures decreased by £5.4 million to £5.6 million as the property stock available for sale within the joint ventures diminished. During 2000, the disposal of listed securities resulted in a loss of £2.4 million. There was no such disposal in 2001.

Cost of finance (net)

Net cost of finance decreased by £31.4 million from £90.4 million in 2000 to £59.0 million in 2001. The components of the charge are analyzed as follows:

	2001 £m	2000 £m
Gross external finance costs	93.3	121.2
Capitalized to cost of properties	(14.1)	(33.5)
External interest received	(6.0)	(5.6)
Interest received on loans to Leconport	(40.6)	–
Share of joint ventures finance costs	26.4	8.3

	59.0	90.4

Gross external finance costs decreased in line with the reduction in our loan capital. Capitalized interest decreased reflecting our smaller on going development program. Interest income was received for the first time in 2001 on Loans made to our shareholder Leconport Estates which amounted to £1.2 billion at September 30, 2001. There was an increase in our share of joint venture finance costs reflecting a full year results from our joint venture with Westfield Holdings Limited established in September 2000.

During 2001 there were no exceptional finance charges compared to £125.6 million during 2000 incurred in relation to the cancellation of historic high-cost interest rate swaps.

Taxation

The tax credits for 2001 and 2000, restated following adoption of FRS19, are analyzed as follows:

	2001 £m	2000 £m
Current taxation
United Kingdom taxation	(1.9)	(22.1)
Overseas taxation	(2.1)	(7.1)
Act recoverable	–	50.8
Share of joint ventures taxation	(0.7)	(4.1)

	(4.7)	17.5

Deferred taxation
Potential clawback of capital allowances	44.5	24.0
Losses and other timing differences	41.5	(17.1)

	86.0	6.9

Total tax credit in profit and loss account	81.3	24.4

There was no 2001 United Kingdom corporation tax charge since losses created during 2000 were utilized during the year and the £1.9 million UK charge relates to a write off of withholding tax previously carried forward in debtors. During 2000, £50.8 million of Act, which had been previously written off, was recovered by way of offset against UK corporation tax.

The deferred tax credit in 2001 was in respect of a £44.5 million reduction in the potential clawback of capital allowances following a number of asset disposals, and £41.5 million of tax losses arising in the period mainly due to exceptional items. The deferred tax credit in 2000 was in respect of a £24 million reduction in the potential clawback of capital allowances partially offset by a £17.1 million deferred tax charge arising from the utilisation of ACT brought forward from prior years.

We estimated that if all our property investments at September 30, 2001 were sold at amounts carried in the UK GAAP financial statements, the hypothetical tax liability not provided for in the balance sheet at September 30, 2001, net of relief for losses, would have been a maximum of £84 million. The decrease from the 2000 hypothetical liability of £108 million relates to the effect of property sales net of the effect of revaluation increases.

In 2001, a charge of £3.4 million was made against reserves mainly in relation to taxation on revaluation net gains realized in respect of properties disposed of during the year.

Minority interests

The equity portion of minority interest, which is the portion of our consolidated results attributable to minority owners, remained static at £0.4 million. The non-equity portion of minority interest relates to dividend payments on our preferred stock program, as described in note 18 to the audited financial statements. The charge for non-equity minority interest has decreased from £12.9 million in 2000 to £12.1 million in 2001 and in both years relates only to the $215 million QUIPS program.

Profits attributable to ordinary shareholders

Profit attributable to ordinary shareholders increased by £62 million. As explained above this was due principally to the reduction in net income from properties of £109.7 million and the charge for the supplementary bonus of £72.8 million offset by reductions in finance costs of £31.4 million, in exceptional finance costs of £125.6 million and, following the restatement for FRS 19, a deferred tax credit of £86 million.

Property revaluation and other balance sheet movements

A summary of the investment and development portfolio net revaluation surplus/(deficit) by property type for 2001 compared to 2000 is as follows:

	September 30
	2001	2000	change
	(£ millions)
Business space	56	157	(101)
Retail	(4)	1	(5)
Other	4	44	(40)

	56	202	(146)

In 2001, our property portfolio had a mixed performance with business parks and other offices continuing to experience valuation increases but retail showing a small valuation decrease as a result of uncertainty in the UK retail market during the 2001 financial year.

The other significant balance sheet movements during the year ended September 30, 2001 were all related to the strategic decision to focus on business space and sell properties which had limited growth prospects. The effect of this decision was that we sold £1.8 billion of property thus decreasing the property portfolio from £2.9 billion in 2000 to £1.4 billion. The cash received from the property disposals has been mainly reinvested in the business space development programme, applied to the reduction of borrowings or remitted to our shareholders Leconport Estates by way of a dividend of £500 million and loans of £1.2 billion as at September 30, 2001.

Financial Condition

Financial ratios

We regard changes in net asset value, or NAV, per ordinary share, which includes property valuations prepared by external appraisers, and our debt-to-equity ratio as the principal measures of our financial performance and financial strength. Growth in NAV, calculated gross before the deduction for common stock dividends and other shareholder transactions, and benchmarking of our growth against our competitors gives an indication of our skill in selecting and managing properties. External professional appraisals of property values are critical to the usefulness of NAV as a measure of financial strength and management performance, because they provide an independent determination of the value of our property assets.

During the 2002 financial year our NAV increased from £5.57 to £5.76 per ordinary share, an increase of 3 percent. Calculated after deducting the “mark-to-market” liability on debt and financial instruments and unprovided deferred tax on capital gains, our NAV increased from £5.24 to £5.40 during the 2002 financial year. In both 2002 and 2001 the major components of the NAV movement were the net surplus on property revaluation after deducting minority interests (2002: £11 million, 2001: £51 million), profits for the financial year (2002: £56 million, 2001: £90 million) taxation charges through reserves (2002: £nil, 2001: £3 million) and dividends paid on ordinary shares (2002: £nil, 2001: £500m).

We calculate our net debt-to-equity ratio by defining “net debt” as loan capital plus bank overdrafts, both defined in accordance with UK GAAP, less cash, and “equity” as total shareholders’ equity at the value reflected in the consolidated financial statements less preferred shares issued by MEPC Limited. At September 30, 2002 the net debt-to-equity ratio was 30 percent compared to 31 percent in 2001. Pro-forma net leverage at September 30, 2000, taking into account the £500 million dividend paid to Leconport Estates in October 2000, would have been 53 percent.

See “ITEM 4.B: Business Overview—Financing Policies” for details of the appropriate level of leverage in accordance with our reviewed financing strategy.

ITEM 5.B:    Liquidity and Capital Resources

Historically, our main source of capital and liquidity has been unsecured, long-term financing and to a lesser extent property sales. Prior to 1998 cash flow from operations contributed primarily to the payment of annual ordinary dividends. In 1998, in conjunction with disposal of our overseas operations, the ordinary shares dividend was rebased to a lower level, not less than 12 pence per share, which was the level paid for the financial year 1998, with a five percent increase to 12.6 pence per share for 1999. Since the acquisition of our shares by Leconport during 2000, one dividend of £500 million was paid to Leconport in October 2001. During 2001 and 2002 loans of £1.5 billion were paid to Leconport Estates. On December 3, 2002 an interim dividend of £320 million was paid to Leconport Estates which was partially financed by a £220 million reduction in loans to Leconport. In addition since September 30, 2002 additional loans of £18 million were made to Leconport Estates. Further “upstream” payments to Leconport, whether by dividend or loan, will be determined by the board with reference to our liquidity requirements to service our debt and investment requirements within the parameters of our financing strategy. The loans to Leconport Estates are repayable to us on 14 days notice.

Since 1997 our policy has been to obtain unsecured short to medium term funding, which we believe provides greater flexibility in property asset management than property-specific financing, although a significant proportion of the debt outstanding is still represented by longer term obligations. At September 30, 2002, we had unsecured corporate borrowings of £619 million, representing 90 percent of our total gross debt of £686 million at that date. At September 30, 2002, contractual debt maturities for each of the next five years, including demand obligations, were £212 million, £46 million, £6 million, £96 million and £109 million. We are confident that we will be able to make these payments from internally generated funds, other financing sources or refinancings.

During the 2002 and 2001 financial years, principal repayments on debt were £190 million and £311 million, respectively. During the 2002 and 2001 financial years, new borrowings totaled £51 million and £114 million, respectively, primarily consisting of drawings on existing bank borrowing facilities.

See “ITEM 4.B: Business Overview—Financing Policies” for details of our policy on the use of interest rate swaps to manage interest rate risks.

As of September 30, 2002 and 2001, we effectively had no non-sterling debt. At September 30, 2002, approximately £102 million, comprising US dollar denominated debt has been swapped into sterling using currency exchange contracts.

In September 1995, we issued $215 million of fixed rate 9 1/8 percent QUIPS. These preferred securities are redeemable at our option or at the option of our wholly-owned subsidiary MEPC International Capital L.P. on or after September 21, 2005. The QUIPS are classified as minority interests in our balance sheet. The proceeds were used for real estate acquisitions. Since June 2001 we have been buying QUIPS in the market and to date QUIPS with a nominal value of $18.5 million are owned by us and have not yet been redeemed.

At September 30, 2002, we have three joint ventures with external borrowings totaling £99 million. These borrowings are undertaken entirely without recourse to us.

For short-term funding needs, we rely on cashflow from operations and direct drawdowns of bank facilities. As at September 30, 2002 we had committed bank lines of credit, which extend to 2004, totaling £385 million, £355 million of which was unutilized at that date. We also have a substantial equity interest in our real estate portfolio which represents a potential source of funds either through refinancing or sales. We believe that these sources are sufficient to cover current liquidity requirements as well as those resulting from new business activity.

Restrictive covenants

Our bank loan facilities contain a number of covenants. The most restrictive of these require that we meet specified tangible net worth tests. All of these bank facilities impose a borrowing limit of tangible net worth, based on UK GAAP, to net debt of 1:1.25. The facilities also impose restrictions on the granting of security to specified types of lenders.

Our Articles of Association impose a further limit on MEPC Limited and its consolidated subsidiaries. As of January 22, 1997 our Articles of Association were amended to limit borrowings to two times the adjusted capital and reserves of MEPC Limited and its subsidiaries, as defined. Previously the Articles imposed a limit on MEPC Limited and its UK subsidiaries equal to three times its adjusted capital, as defined.

We have not violated any of our debt covenants and none of these limitations has affected our access to capital or our normal business activities.

Credit ratings

Our public debt ratings at the start of 2000 were A- by Standard & Poors, Baal by Moody’s and A by Fitch. In February 2000 Standard & Poors and Fitch downgraded our ratings to BBB+ and A- respectively. Following our May 15, 2000 announcement that we intended to concentrate on business space and run an appropriate capital structure, Standard & Poors and Fitch put us on Credit Watch. Moody’s followed suit in early June 2000. In December 2000 the ratings were downgraded to BB by Standard & Poors, Ba2 by Moody’s and BB by Fitch and following reviews in December 2001 and January 2003 these ratings remain unchanged. Our QUIPS are rated B1 and B+ from Moodys and Standard and Poors, respectively, which are typical for these types of securities. Our board firmly believes that these changes in our public debt ratings must be considered in light of the following:

1.	We are committed to meeting all our obligations under the terms of our outstanding bonds. Interest and principal will be paid as due as in the past, and covenant obligations, which remain unchanged, will be fully observed.

2.	Our current financing strategy is wholly consistent with our obligations and we intend to maintain a prudent strategy which will continue to be consistent with those obligations. See “—Financial Condition” above and “ITEM 4.B: Business Overview—Financing Policies.”

3.	Clear information will continue to be available to enable investors and credit analysts to understand the business. We intend to continue the practice of making available consolidated financial statements and supporting analytical data incorporating an independent valuation of our properties at each March 31 and September 30. The financial statements for the six months to March 31, 2003 will be published as normal in late May or early June 2003.

Cash flow

Net cash flow from operating activities was £60 million, £75 million and £183 million in the 2002, 2001, and 2000 financial years, respectively, consisting primarily of net income from properties of £61 million, £95 million, and £205 million, respectively, offset by administrative expenses of £6.8 million, £6.9 million and £9.9 million, respectively. Net cash flow from operating activities may be further reduced in 2003, in correlation to the reduction in our income earning property portfolio and due to the payment of the supplementary bonus, but entirely within the parameters of the financing strategy. See “—Financial Condition” above and “ITEM 4.B: Business Overview—Financing Policies.”

Net cash flows attributable to capital expenditure and the purchase and disposal of properties has reflected our investment strategies. During 2002 the incidence of property sales reduced significantly as the disposal of non-business space property neared completion. Receipts from the disposal of properties and other investments totaled £433 million in 2002 compared to £1.8 billion in 2001 and £1.9 billion in 2000. During the same period total capital expenditure has reduced as weaker markets for space has reduced the incidence of new development activity. Total capital expenditure in 2002 was £116 million compared to £281 million in 2001 and £817 million in 2000.

At September 30, 2002, we had approved expenditure for developments and improvements to existing income producing properties totaling £33 million, approximately £10 million of which was subject to binding contractual commitments.

During 2002 and 2001, we had net cash outflows from financing of £147 million and £202 million respectively as debt was repaid from the proceeds of property disposals. Correspondingly net cash outflows to pay interest and minority dividends (i.e. QUIPS interest) fell from £119 million in 2002 to £92 million in 2001.

Cash inflows not required to finance capital expenditure or service of our debt obligations are upstreamed to our parent company Leconport Estates within the parameters of our financing strategy. Since acquisition, dividends totaling £820 million and loans totaling £1.3 billion have been made to Leconport Estates.

Off Balance Sheet Financing

We have not undertaken any arrangements which constitute off balance sheet borrowings. The borrowings of our joint ventures (as disclosed in note 10 to the Group Financial Statements) were undertaken without recourse to the group.

Taxes

At September 30, 1999 we had unrelieved Advance Corporation Tax (ACT) carried forward totaling £51 million, effectively reducing the United Kingdom tax provision to a maximum rate of ten percent. During 2000 these carryforwards were fully utilized to relieve gains arising on the sale of properties. Following the utilization of the ACT, our marginal rate of taxation has reverted to the United Kingdom standard rate of 30 percent, although loss carryforwards in excess of £236 million at September 30, 2002 are available to reduce current and future taxable income. During 2002 the United Kingdom tax charge was minimal as the potential charge was covered by brought forward losses and at September 30, 2001 losses of £197 million were carried forward.

We estimate that if all of our property investments were sold at the amounts carried in the UK GAAP financial statements, there would have been a hypothetical tax liability due at September 30, 2002, which has not been provided for in the balance sheet at that date, estimated at a maximum of £88 million.

Information Compliance—the Euro

A study of the implications of the euro for our accounting and reporting systems was completed during 1998. Suitable banking arrangements have been made to enable transactions to be conducted in euro and the financial accounting systems verified as being capable of multi-currency accounting which will accommodate the recording and reporting in euro. We do not expect to report our results in euro until after the entry of the United Kingdom to the European Monetary Union, which is not expected to be before 2004.

ITEM 5.D:    Trend Information

Impact of Inflation and Exchange Rates

We believe that our lease terms provide a reasonable inflation hedge for our real estate operations. Substantially all of our tenant leases provide for direct payment or tenant reimbursement of the property’s operating costs. Consequently, increases in these costs do not have a significant impact on our operations as long as we are able to achieve acceptable occupancy rates. With respect to tenant lease revenue, substantially all Business Space leases provide for rent reviews every five years that typically allow adjustment of rent to fair market value on an upward only basis (ie the rent we receive cannot fall). Tenant leases for the factory outlets generally provide for a minimum guaranteed rent plus a percentage of sales revenue generated by the tenants above predetermined thresholds.

We believe that inflation is one of several factors affecting real estate values and our NAV. During periods of high inflation, real estate is generally viewed as an attractive investment, increasing the demand for properties. Further, to the extent that inflation affects interest rates, the yield requirements for operating properties may change. Consequently, when interest rates are increasing, property investments may require higher yields, generally resulting in lower real estate values.

All of our continuing operations are based in the UK. Consequently, our exposure to currency movements is limited to financial instruments, primarily currency swaps, and any related income and expense item. Many of the remaining non-United Kingdom positions are related to disposed overseas operations, which, due to their terms, could not be retired. We will evaluate opportunities to close out these positions prior to maturity early.

Generally, our non-UK liabilities, when measured in pounds sterling, are positively affected when the pound sterling appreciates in value against the foreign currency. Conversely, when the pound sterling decreases in value, our results will decrease with respect to the pound sterling. As discussed above, we seek to minimize the currency risk arising on consolidation of our foreign currency positions through the use of foreign exchange contracts.

See “ITEM 11: Quantitative and Qualitative Disclosures about Market Risk” for quantitative and qualitative analysis of MEPC’s exposure to interest rates and currency movements on our financial instruments.

ITEM 6:    Directors, Senior Management and Employees

ITEM 6.A:    Directors and Senior Management

Information concerning our directors and executive officers, at the date of this report, is presented below. Non-executive directors are not our employees.

Name	Age	Position Held
Executive directors
Jamie Dundas	52	Chief Executive
Robert Ware	48	Deputy Chief Executive
Stephen East	44	Finance Director
Gavin Davidson	49	Executive Director
Iain Watters	54	Executive Director

Non-executive directors		Outside Business Activity
Sir Tim Chessells	61	Chairman, Hermes Pensions Management Ltd.
Richard Harrold	56	Director of Property, Hermes Pensions Management Ltd.
Nick Mustoe	41	Chief Investment Officer & Deputy Chief Executive, Hermes Pensions Management Ltd.
Anthony Watson	57	Chief Executive, Hermes Pensions Management Ltd.

In the period between March 23, 2002 and February 26, 2003 Mark Collins resigned from the board and was replaced by Alex Burger and, on February 17, 2003, Charles Alexander, Alex Burger, Olivier Piani and Mike E Pralle resigned upon the sale of GE Real Estate’s shares in Leconport Estates to clients of Hermes.

Our Memorandum and Articles of Association provide that at each Annual General Meeting, one-third of the directors or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third shall retire from office. The directors to retire at an Annual General Meeting shall be, so far as is necessary to obtain the number required, first, any director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment. A retiring director shall be eligible for reappointment. At the Annual General Meeting held on February 3, 2003, Alex Burger, Olivier Piani, Nick Mustoe and Robert Ware, retired, offered themselves for reappointment and were reappointed.

There is no family relationship between any director or executive officer and any other director or executive officer.

Chairman

Sir Tim Chessells is our current Chairman. Appointment of the Chairman is at the sole discretion of our board of directors.

Executive Directors

Mr. Jamie Dundas joined us as Group Finance Director in March 1997 and was appointed Chief Executive in May 1999. From 1992 to 1996, he was Finance Director of the Airport Authority in Hong Kong. Previously, he was Head of Corporate and International Banking at Morgan Grenfell Group PLC.

Mr. Robert Ware joined us as Corporate Development Director in June 1997 and was appointed Deputy Chief Executive in May 1999. Between 1986 and 1994, he was Finance Director, then Joint Managing Director and Finance Director of Development Securities PLC. From 1994 to 1997, he was Managing Director of Dunton Group plc, renamed RMS Communications plc.

Mr. Stephen East joined us in December 1997 as Director of Corporate Finance and was appointed Group Finance Director in May 1999. Prior to this, he ran his own consultancy business and from 1987 to 1996, was Group Treasurer of Redland PLC. He is a former Vice-president of the Association of Corporate Treasurers.

Mr. Gavin Davidson joined us in 1983 and was appointed a Director in May 1999. He is responsible for the Business Space sector which comprises business park assets together with industrial properties.

Mr. Iain Watters joined us in 1971 and was appointed a Director in 1988. He is a past President of the British Council of Shopping Centres.

Executive committee

Our Executive Committee is comprised of the five Executive Directors, as well as Mr. Richard Exley, aged 36, senior manager in the Business Space Sector and Mr. Stewart McGarrity, aged 41, the Group’s Financial Controller.

ITEM 6.B:    Compensation

The compensation of our Executive Directors as a group for the year ended September 30, 2002 was £1.5 million as disclosed under note 4 to the audited financial statements.

Supplementary bonus plan

Under the terms of the acquisition of our ordinary shares in 2000 by Leconport Estates, we established a participation and supplementary bonus plan under which members of our management, including the executive directors, will be provided with bonuses. The amount of the bonus pool depended upon profits and internal rate of return hurdles achieved over the three years following acquisition (August 2000 to July 2003); at a 15 percent internal rate of return and a profit of £160 million or less the bonus pool will be nil rising to £65 million for an internal rate of return of over 28 percent and a profit of £325 million or more on the initial investment by Leconport Estates. Of the total potential payable under the plan £2.8 million, including national insurance, has been paid to date.

The sale of the shares in Leconport Estates owned by GE Real Estate to clients of Hermes on February 17, 2003, has triggered payment of this liability in full. Payment will be made on February 28, 2003.

ITEM 6.C:    Board Practices

The dates of appointment of directors are discussed within “Directors and Senior Management” above.

Messrs. Dundas, Ware, Davidson, East and Watters have service agreements which we can terminate with at least three months’ notice, provided the notice shall not expire earlier than October 27, 2003.

Our audit committee is comprised wholly of non-executive directors and is chaired by Sir Tim Chessells. It meets at least twice a year and reviews the application of our accounting policies and the integrity of our financial statements. It also reviews the scope and quality, including the independence and objectivity, of internal audit and external audit, the fees paid to external auditors for both audit and non-audit work, as well as our system of internal controls. The external auditors and the head of internal audit attend all its meetings and the minutes of the meetings are circulated to all directors. Our remuneration committee is comprised entirely of non-executive directors. It meets several times a year and is responsible for the determination of the pay and other benefits of the chairman, executive directors and senior managers. All non-executive directors are members of both the audit committee and the remuneration committees of the board.

ITEM 6.D:    Number of Employees

The number of employees at the end of each of the last three financial years and the average number of employees during those years is given in note 4 to the Group financial statements. At September 30, 2002 we employed 63 employees compared to 113 at September 30, 2001 and 169 at September 30, 2000. The average number of employees during year ended September 30, 2002 was 79 compared to 129 for 2001. The reduction in employee numbers over the three years is a direct consequence of our strategies to outsource direct property management activities and focus on business space in the United Kingdom. During the 2002 year we outsourced the management of our factory outlet center properties with a resultant reduction in staff numbers of 23.

ITEM 7:    Major Shareholders and Related Party Transactions

ITEM 7.A:    Major Shareholders

Since October 2000, Leconport Estates, whose registered office is Lloyds Chambers, 1 Portsoken Street, London E1 8HZ, has been the sole shareholder of the 349.8 million ordinary shares of MEPC Limited.

For a description of the holdings of our debt securities, see “ITEM 9.A: The Offer and Listing Details”.

ITEM 7.B:    Related Party Transactions

On October 30, 2001, a further loan facility was signed between MEPC Limited and Leconport Estates increasing the amount which MEPC Limited may loan to Leconport Estates to a maximum of £1,550 million. As at September 30, 2002 the amount due to us under these facilities was £1,500.4 million. Since September 30, 2002 £215 million net of the loans have been repaid to MEPC including £220 million as partial financing for a £320 million interim dividend paid to Leconport Estates on December 3, 2002. The loans are unsecured and repayable to us on giving 14 days notice to Leconport Estates. Interest is payable quarterly in arrears at an interest rate equivalent to 3 months LIBOR minus 50 basis points.

On September 27, 2002, we disposed of our 50% interest in a joint venture with Westfield Holdings Limited to clients of Hermes Investment Management Limited, which is now the sole shareholder of Leconport Estates, our parent company. The sale proceeds amounted to £115 million.

ITEM 8:    Financial Information

ITEM 8.A    Consolidated statements and other financial information

8.A.1	See Item 17 for our audited consolidated financial statements.

8.A.2	See Item 17 for three years of our comparative financial statements.

8.A.3	See Report of independent auditors, Page F-2, for the audit report of our accountants.

8.A.4	We have complied with the requirement that our audited financial statements not be older than 15 months.

8.A.5	Not applicable.

8.A.6	See note 2 to the financial statements for the amount of our export sales.

8.A.7	There are no legal proceedings which have or will have a significant effect on our financial position or profitability.

8.A.8	Dividend policy

Our board of directors establishes dividend policies and annual distributions after considering our financial condition and future prospects for earnings and liquidity. A dividend of £500 million was paid to Leconport Estates in October 2000 shortly after they acquired the ordinary shares of MEPC Limited. Upstreams of cash to Leconport Estates between October 2000 and December 2002 took the form of inter-company loans rather than dividends. On December 3, 2002 a further dividend of £320 million was paid to Leconport Estates. Future upstreams to Leconport Estates, whether by dividend or loan, will be determined by the board with reference to our liquidity requirements to service our debt and investment requirements within the parameters of our financing strategy.

ITEM 8.B    Significant changes

There have been no significant changes since September 30, 2002.

ITEM 9:    The Offer and Listing

ITEM 9.A:    Offer and Listing Details

On September 18, 1995, MEPC International Capital, L.P. issued 8.6 million 9 1/8 percent Cumulative Guaranteed Quarterly Income Preferred Securities, Series A, or QUIPS, guaranteed by MEPC plc, now MEPC Limited, pursuant to a Guarantee Agreement, referred to as the “QUIPS Guarantee”.

The QUIPS and the QUIPS Guarantee are listed on the New York Stock Exchange. To the best of our knowledge, the QUIPS trade exclusively in the United States. At December 31, 2002, a total of 8,600,000 QUIPS were held by approximately 15,100 holders with registered addresses in the United States and 359 with registered addresses outside of the United States. Because a portion of the QUIPS are held by nominees, the number of holders above may not be representative of the number of beneficial owners in the United States.

Since June 2001 MEPC have been buying QUIPS in the market and to date QUIPS with a nominal value of $18.5 million are owned by us and have not yet been redeemed.

The QUIPS were issued at an initial public offering price of $25 per share and trading on the New York Stock Exchange did not commence until September 28, 1995. The high and low sales price in dollars for the five most recent fiscal years ended September 30, 2002, and the six most recent months were as follows:

		High	Low
1998		27 1/2	24 13/16
1999		27 1/8	24
2000		25 1/8	17
2001	First Quarter	23	16½
	Second Quarter	21 5/8	17 3/16
	Third Quarter	22	19 19/32
	Fourth Quarter	23 13/16	21 1/4
	Full Year	26 13/16	16 1/2
2002	First Quarter	23 13/32	22 21/32
	Second Quarter	25	22 51/64
	Third Quarter	24 3/4	23 3/4
	Fourth Quarter	24 1/5	20
	Full Year	25	20
2002	July	24 1/5	23 17/20
	August	24 1/10	20
	September	23 19/20	21 7/20
	October	22 11/20	19 7/20
	November	21 1/10	19 1/20
	December	22	20 3/20

On May 14, 1996, MEPC Finance Inc issued $225 million of 7.5 percent Guaranteed Notes due May 1, 2003, referred to as the “7.5 percent Notes”, payment of principal and interest guaranteed by MEPC pursuant to the Indenture, referred to as the “Note Guarantee”, between MEPC plc, now MEPC Limited, MEPC Finance and the Chase Manhattan Bank, as Trustee. The 7.5 percent Notes are not listed on any exchange, with trading in the secondary market through DTC, Euroclear and Clearstream or principal to principal via dealers. Accordingly, the high and low sales prices or the extent of trading in United States is not applicable.

At December 31, 2002, there were 4 registered holders of the 7.5 percent Notes, all of whom were located in the United States. Similar to the QUIPS, a portion of the 7.5 percent Notes are held by nominees and the number of holders may not be representative of the number of beneficial owners.

The QUIPS, QUIPS Guarantee, 7.5 percent Note and Note Guarantee represent MEPC’s only securities registered under the Securities Act of 1934. The disposition of our US operations has had no effect on these securities, their terms or MEPC’s obligations as provided in their respective offering documents.

ITEM 9.C:    Markets

Our QUIPS are listed on the New York Stock Exchange.

ITEM 10:    Additional Information

ITEM 10.B:    Memorandum and Articles of Association

General

MEPC Limited is registered under the Companies Act 1985 and 1989, referred to as the Acts, as company number 420575 and governed by the laws of England and Wales. MEPC’s corporate purposes can be found in Section 3 of its Memorandum of Association, and include, among many other things, the following: to acquire and develop land, buildings and hereditaments, manage land, buildings or other property and carry on any business upon any property in which MEPC is interested which is calculated to enhance the value of the property or facilitate its disposal.

Directors’ powers

Directors’ power to vote on a proposal in which he is interested

A director may not vote or count in the quorum on a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal to which MEPC is to be party and in which he has, to his knowledge, a material interest. This prohibition does not apply to a resolution concerning any of the following matters:

a)	the giving to a director of a guarantee, or security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the company or any of its subsidiaries;

b)	the giving to a third part of a guarantee, security or indemnity in respect of a debt or obligation of MEPC or any of its subsidiaries for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

c)	a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of MEPC or any of its subsidiaries for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

d)	any contract, arrangement, transaction or proposal to which MEPC is or is to be a party concerning another company, including a subsidiary of MEPC, in which he is interested, directly or indirectly, whether as an officer, shareholder, creditor or otherwise, if his interest in the equity share capital or voting rights of the relevant company does not, to his knowledge, equal or exceed one percent;

e)	a contract, arrangement, transaction or proposal for the benefit of the employees of MEPC or any of its subsidiaries which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

f)	a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

Borrowing powers

The board may exercise all the powers of MEPC to borrow money and to mortgage or charge all or part of the undertaking, property and assets, present or future, and uncalled capital of MEPC and, subject to the Acts, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of MEPC or of a third party.

The board must restrict the borrowings of MEPC and exercise all voting and other rights or powers of control exercisable by MEPC in relation to its subsidiaries so as to ensure, as regards subsidiaries, to the extent possible, that the aggregate principal amount outstanding in respect of moneys borrowed by the group does not at any time without the previous sanction of an ordinary resolution of MEPC exceed a sum equal to two times the adjusted capital and reserves, as defined in the articles of association of MEPC.

There is no age limit for the appointment or retirement of directors. Directors need not be members of MEPC.

Share rights

Subject to the Acts and to any rights conferred on the holders of any other shares, new shares may be allotted or issued with or have attached to them such special rights or restrictions as the shareholders of MEPC may by ordinary resolution decide, or, if no resolution is passed, as the board may decide. Subject to the Acts, redeemable shares may be issued.

Alteration of share rights

Subject to the Acts and the provisions of the articles of association described above, the rights attached to a class of shares may be varied (a) in such manner, if any, as may be provided by those rights, or (b) in the absence of provision, either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with the articles of association, but not otherwise.

The rights attached to a class of shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by MEPC of its own shares in accordance with the Acts and the articles of association.

Dividends

Subject to the Acts and the articles of association, MEPC may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests, but no dividend may exceed the amount recommended by the directors. Subject to the Acts the board may declare and pay such interim dividends. including a dividend payable at a fixed rate, as appear to it to be justified by the profits of MEPC available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares that rank after shares conferring preferred rights with regard to dividend, unless at the time of payment a preferential dividend is in arrears.

Except as otherwise provided by the rights attached to shares, dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share carries any particular rights as to dividends, such share shall rank for dividend accordingly. No amount paid up on a share in advance of a call may be treated as paid up on the share.

The board may, with the prior authority of an ordinary resolution of MEPC, direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and, in particular, of paid-up shares or debentures of another company. The board may, with the prior authority of an ordinary resolution of MEPC, allot to those holders of ordinary shares who have elected to receive them further ordinary shares, credited as fully paid, instead of cash in respect of all or part of a dividend or dividends specified by the resolution.

A dividend unclaimed for a period of 12 years from the date it was declared or became due for payment is forfeited and ceases to remain owing by MEPC.

Annual and extraordinary general meetings

The board convenes annual general meetings of shareholders in accordance with the Acts, and may convene extraordinary general meetings whenever it thinks fit. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution are called by not less than twenty-one clear days’ notice. All other extraordinary general meetings are convened with not less than fourteen clear days’ notice. Short notice is permitted in certain circumstances. The notice of the meeting must specify, among other things, whether the meeting is an annual general meeting or an extraordinary general meeting, and the place, date and time of the meeting.

Voting Rights

Subject to the other provisions of the articles of association and any other special terms as to voting on which shares have been issued, or a suspension or abrogation of voting rights pursuant to the articles, at a general meeting every member present in person has on a show of hands one vote and every member present in person or by proxy has on a poll one vote for every share of which he is the holder. Unless the board otherwise decides, no member is entitled in respect of a share held by him to be present or to vote, either in person or by proxy, at a general meeting or at a separate meeting of the holders of a class of share or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, if a call or the amount due and payable in respect of the shares is unpaid.

Change of Control Restrictions

Subject to the articles of association, the board may, in its absolute discretion and without giving a reason, refuse to register the transfer of a certificated share which is not fully paid or the transfer of a certificated share on which MEPC has lien.

Subject to the articles of association, the board may, in its absolute discretion and without giving a reason, refuse to register the transfer of a certificated share or a renunciation of a renounceable letter of allotment unless certain conditions contained in the articles of association are satisfied.

ITEM 10.C:    Material Contracts

We have not entered into any material contracts out of the ordinary course of business in the last two fiscal years.

ITEM 10.D:    Exchange Controls and Other Limitations Affecting Security Holders

There are currently no UK foreign exchange control restrictions on remittance of dividends on our Ordinary Shares, the QUIPS or on the conduct of our operations. There are no restrictions under our Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote our Ordinary Shares.

There are currently no restrictions under our Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the QUIPS.

ITEM 10.E:    Taxation

Based on the advice of our English legal counsel, under current English Law, UK Inland Revenue practice, and the United Kingdom/United States Double Taxation Treaty, (referred to as the “Treaty”), no taxes, levies or charges of the United Kingdom or any political subdivision or taxing authority thereof or therein are required to be deducted or withheld (a) from any payment to a beneficial owner of a QUIPS who is a resident or citizen of the United States (who is not also a resident of, or ordinarily resident in, the United Kingdom and who does not have a permanent establishment or a fixed base in the United Kingdom to which QUIPS are connected) (a “US Holder”), made by MEPC International pursuant to the QUIPS or by us pursuant to the Guarantee or (b) from any payment by MEPC in respect of MEPC’s Cumulative Capital Interests, Series A (“Capital Interests”),

provided that, the Capital Interests are quoted on a recognized stock exchange and, provided further, that, in respect of payment made by us to a US Holder pursuant to the Guarantee, as regards the portion of any such payment which represents income in respect of the QUIPS:

(A)	that portion is exempt from taxation in the United Kingdom under Article 22 of the Treaty;

(B)	the US Holder is entitled to and has claimed the benefit of the Treaty in respect of such payment; and

(C)	the Guarantor has received from the UK Inland Revenue prior to the payment being made a direction pursuant to the Treaty allowing payment to be made without deduction of UK tax.

If (B) or (C) above is not satisfied so that tax is withheld by us, a person entitled to exemption under the Treaty may claim repayment of such tax from the UK Inland Revenue.

MEPC International will be treated as a partnership for US Federal income tax purposes. Accordingly, a US Holder of QUIPS will be required to include in gross income the US Holder’s distributive share of the net income of MEPC International which generally will not exceed the distributions received on the QUIPS. Such income will not be eligible for the dividends received deduction, and will be foreign source “passive” or, in the case of certain US Holders, “financial services” income for foreign tax credit purposes.

Taxation of Capital Gains

A US Holder should not generally be liable for UK tax on gains realized or accrued on the sale or other disposal of the QUIPS unless the QUIPS are held in connection with a trade or profession carried on by the US Holder in the United Kingdom through a branch or agency in the UK.

For US Federal income tax purposes, a US Holder will generally recognize capital gain or loss on a sale or other disposition of QUIPS if the QUIPS are held as a capital asset. In the case of a US Holder who is an individual, capital gains, if any, generally will be subject to US Federal income tax at preferential rates if specified minimum holding periods are met. In general, a US Holder who holds QUIPS through a US entity or affiliate thereof and who fails to furnish a correct taxpayer identification number and make any other required certification may be subject to information reporting to the US Internal Revenue Service and backup withholding at a current rate of 30 percent with respect to proceeds from the sale or other disposition of QUIPS.

UK Estate and Gift Tax

The current estate and gift tax convention between the United States and the United Kingdom (the “Estate Tax Convention”) generally relieves a holder of QUIPS from the UK inheritance tax where the person transferring the QUIPS is domiciled for the purposes of the Estate Tax Convention in the United States and is not a national of the United Kingdom. This exemption will not apply if the QUIPS are part of the business property of an individual’s permanent establishment or pertain to a fixed base in the United Kingdom. In the unusual case where QUIPS are subject to both the UK inheritance tax and US gift or estate tax, the Estate Tax Convention generally provides for a tax credit under the rules set out in the Estate Tax Convention.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty will be payable on the acquisition or transfer of QUIPS provided that the instrument of transfer is not executed in the United Kingdom and remains at all times outside the United Kingdom. An agreement to transfer QUIPS will not give rise to stamp duty reserve tax provided that the Capital Interests are not held for the benefit of the QUIPS holders by a UK resident trustee or custodian and the QUIPS are not registered in a register kept within the UK.

ITEM 10.H:    Documents on Display

The documents referred to in this report can be read at the Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549.

ITEM 11:    Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risks

In the normal course of business we are exposed to market risk arising from fluctuations in interest rates relating primarily to our interest earning investments and loan capital financings. We enter into these activities for purposes other than trading purposes.

Our surplus funds are invested in cash equivalents on a temporary basis awaiting long-term placement, usually property investments or debt refinancing. Accordingly, with respect to these investments we manage our principal exposure and interest rate risk by setting policies which establish minimum credit rating requirements, limit credit exposures to any one issuer and reduce reinvestment risk.

We manage our financing requirements through a combination of fixed and floating rate securities and bank debt. Interest rate swaps are used to manage interest rate exposures when considered appropriate. This is based upon our existing or anticipated net debt level. Since the notional values of interest swaps are used for calculation purposes only, and are not actually exchanged, our potential market and credit risk in respect of these investments is limited to the differential between the fixed and floating amounts. Furthermore, interest rates contracts are entered into with approved counter parties thereby mitigating the credit risk.

The analysis on the following pages presents the cashflow sensitivity of these financial instruments to selected interest rate changes over a twelve-month period. The sensitivity analysis assumes an instantaneous 100 or 200 basis point movement, both up and down, from the interest rates in place at September 30, 2002. We believe these ranges are reasonably possible over a one year period. We have chosen to reflect this analysis using cashflows because cash movements are most representative of the true economics and risks for the particular instrument and because cashflow is independent of US or UK GAAP. The table reflects the principal or notional amounts for investments or financings as of September 30, 2002 and the approximate twelve-month interest cashflow for each type of instrument outstanding at September 30, 2002 based on the interest rates in effect at September 30, 2002. Gains/(losses) are calculated by taking the difference between this approximate cashflow based on September 30, 2002 interest rates and the cashflow calculated based on the assumed interest rate. Summarized information is also presented as of September 30, 2001 using the same methodology. All amounts are in £ millions.

INTEREST RATE SENSITIVITY—US GAAP (£ million)

	Principal or notional amount at September 30, 2002	Approx (twelve months) interest cashflow in/(out) for instruments outstanding at September 30, 2002 based on interest rates at September 30, 2002	Change in interest cashflow in/(out) for a twelve month period
			+200bp	+100bp	-100bp	-200bp
Investments:
Sterling denominated:
Cash equivalents	72.1	2.6	1.4	0.7	(0.7)	(1.4)
US dollar denominated:
Cash equivalents	2.6	–	–	–	–	–
Euro denominated:
Cash equivalents	0.3	–	–	–	–	–
Australian dollar denominated:
Cash equivalents	0.3	–	–	–	–	–

Total	75.3	2.6	1.4	0.7	(0.7)	(1.4)

Loan to ultimate parent company	1,500.4	49.5	30.0	15.0	(15.0)	(30.0)

Debt instruments
Sterling denominated:
Fixed rate	567.2	(57.9)	–	–	–	–
Variable rate	119.1	(5.7)	(2.4)	(1.2)	1.2	2.4

Total	686.3	(63.6)	(2.4)	(1.2)	1.2	2.4

Minority interest instruments: (Subsidiary preferred stock)
US dollar denominated:
Fixed rate	120.7	(11.5)	–	–	–	–

Total	120.7	(11.5)	–	–	–	–

Interest rate derivatives:
Interest rate swaps, fixed payable
Sterling denominated	700.0	(17.5)	14.0	7.0	(7.0)	(14.0)
Interest rate swaps, fixed receivables
Sterling denominated	576.3	13.9	(11.5)	(5.8)	5.8	11.5

Total	1,276.3	(3.6)	2.5	1.2	(1.2)	(2.5)

Total September 30, 2002		(26.6)	31.5	15.7	(15.7)	(31.5)

Total September 30, 2001		(31.6)	26.8	13.4	(13.4)	(26.8)

Notes:

1)	For individual instruments projected to mature during the twelve-month period, the analysis assumes a rollover based on the particular interest rate assumption.

2)	Where a foreign currency swap completely eliminates all foreign currency exposures of a foreign currency denominated instrument, the instrument is classified based on its economic interest rate exposure for the purposes of this analysis.

Foreign Currency Exchange Rate Risk

Our exposure to currency movements is limited to non-sterling financial instruments, primarily liabilities, and any related income and expense item. We use currency derivative contracts to manage foreign exchange exposures arising from the issue of non-sterling debt.

The analysis that follows presents the sensitivity of the market values of our non-sterling denominated financial instruments to selected foreign currency movements. The sensitivity analysis assumes an instantaneous ten percent change in the foreign currency exchange rates from their levels at September 30, 2002, with all other variables, including interest rates, held constant. The “+10%” column assumes a ten percent strengthening in sterling versus the underlying foreign currency and the “-10%” column assumes a ten percent weakening in sterling versus the underlying currency. We believe these ranges are reasonably possible over a one year period. Gains/(losses) are calculated by taking the change in sterling derived from the current exchange rate to the hypothetical rate.

Summarized information is also presented as of September 30, 2001, using the same methodology. All amounts are in £ millions.

FOREIGN EXCHANGE SENSITIVITY—US GAAP (£million)

	Sterling market value based on September 30, 2002 foreign exchange rates	Market value changes favourable (unfavourable)
		+10%	-10%
Cash and investments:
■ US Dollar denominated	2.6	(0.2)	0.3
■ Euro denominated	0.3	–	–
■ Australian dollar denominated	0.3	–	–

	3.2	(0.2)	0.3

Debt instruments:
■ US Dollar denominated	108.8	9.9	(12.1)

	108.8	9.9	(12.1)

Minority interest instruments:
■ US Dollar denominated	126.5	11.5	(14.1)

Foreign currency derivatives:
Forward contracts	233.0	(21.2)	25.9

Total September 30, 2002		(0.0)	0.0

Total September 30, 2001		(0.1)	0.1

Note: Although a foreign currency swap eliminates all foreign currency exposure of a foreign currency denominated instrument, the currency swap and the foreign currency denominated instrument are separately included in their respective classification. These foreign currency swap instruments correspond to foreign currency-denominated instruments as follows (in millions):

Debt Instruments	Foreign Currency Derivatives

US dollar denominated	Currency swaps for £43.2 million and £59.9 million maturing in May 2003.

Minority Interest Instruments	Foreign Currency Derivatives

US dollar denominated	Currency swaps for £44.6 million, £39.9 million and £33.6 million maturing in September 2005

PART II

ITEM 13:    Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15:    Controls and Procedures

The Company’s Chief Executive and its Financial Director, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) within 90 days of the date of this annual report on Form 20-F (the “Annual Report”), have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company, particularly during the period in which the Annual Report was being prepared.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Company’s Chief Executive officer and its Finance Director completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

PART III

ITEM 17:    Financial Statements

The following financial statements and schedules, together with the report of the independent auditors, are filed as part of this Annual Report:

Report of independent auditors

Group Profit and Loss Account for the three years ended September 30, 2002

Group Balance Sheets as at September 30, 2002 and 2001

Other Primary Statements for the three years ended September 30, 2002

Group Cash Flow Statements for the three years ended September 30, 2002

Notes to the accounts

Financial Statement Schedules:

Schedule II: Valuation and Qualifying Accounts

Schedule III: Real Estate and Accumulated Depreciation

ITEM 19:    Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1 & 1.2*	Memorandum and Articles of Association of MEPC Limited.

7	For a statement of how ratio of earnings to fixed charges information was calculated, see note 4 of “ITEM 3.A: Selected Financial Data”.

8	List of subsidiaries.

10.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act.

*	Previously filed as exhibits to the Annual Report on Form 20-F for the fiscal year ended September 30, 2000 and incorporated herein by reference.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEPC LIMITED (Registrant)

By:	/s/ JAMIE FT DUNDAS	By:	/s/ STEPHEN J EAST
	Name: Jamie FT Dundas Title: Chief Executive		Name: Stephen J East Title: Finance Director

Dated: February 26, 2003

CERTIFICATE PROVIDED IN ACCORDANCE WITH SECTION 302

OF THE SARBANES-OXLEY ACT

I, Jamie FT Dundas, certify that:

1.	I have reviewed this annual report on Form 20-F of MEPC Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: February 26, 2003

By:	/s/ JAMIE FT DUNDAS
Name: Jamie FT Dundas Title: Chief Executive

CERTIFICATE PROVIDED IN ACCORDANCE WITH SECTION 302

OF THE SARBANES-OXLEY ACT

I, Stephen J East, certify that:

1.	I have reviewed this annual report on Form 20-F of MEPC Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: February 26, 2003

By:	/s/ STEPHEN J EAST
Name: Stephen J East Title: Finance Director

MEPC LIMITED AND SUBSIDIARIES

GROUP FINANCIAL STATEMENTS

INDEX

Audited Group financial statements

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of MEPC Limited:

We have audited the consolidated financial statements of MEPC Limited and subsidiaries (“Group”) as listed in the accompanying index. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of MEPC Limited and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 2002 in conformity with generally accepted accounting principles in the United Kingdom. Also in our opinion, the related financial statement schedules taken as a whole present fairly, in all material respects the information set forth therein.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended September 30, 2002 and equity shareholders funds as of September 30, 2002 and 2001, to the extent summarised in note 28 of the Group financial statements.

KPMG AUDIT PLC

Chartered Accountants

Registered Auditor

London, England

December 6, 2002, except for notes 4, 24, 26 and 28 which are as of February 26, 2003.

GROUP PROFIT AND LOSS ACCOUNT

FOR THE YEARS ENDED SEPTEMBER 30,

	Note	2002	2001 (restated- Note 1)	2000 (restated- Note 1)
		£m	£m	£m
Gross rental income and other charges		126.0	183.4	308.0
Relative to joint ventures and associates		(38.5)	(42.8)	(13.8)

	2	87.5	140.6	294.2

Net income from properties	3	60.8	95.4	205.1
Administrative expenses

Recurring administrative expenses	4	(6.8)	(6.9)	(9.9)
Supplementary bonus	4	–	(72.8)	–
Reorganisation costs	4	–	–	(13.4)

		(6.8)	(79.7)	(23.3)

Operating profit		54.0	15.7	181.8
Share of operating profit in joint ventures		25.8	28.9	10.4
Other income		1.4	0.9	1.9
Net gains on fixed asset disposals	5	5.8	35.0	38.8

Profit on ordinary activities before finance and taxation		87.0	80.5	232.9
Cost of finance (net)	6	(36.2)	(59.0)	(90.4)
Exceptional finance costs	6	–	–	(125.6)

Profit on ordinary activities before taxation		50.8	21.5	16.9
Taxation	7	17.7	81.3	24.4

Profit on ordinary activities after taxation		68.5	102.8	41.3
Minority interests	18
Equity		(0.5)	(0.4)	(0.4)
Non-equity		(11.8)	(12.1)	(12.9)
		(12.3)	(12.5)	(13.3)

Profit for the financial year		56.2	90.3	28.0
Dividends on preference shares		–	–	(0.1)

Profits attributable to ordinary shareholders		56.2	90.3	27.9
Equity dividends paid		–	(500.0)	–

Retained profit/(loss) for the financial year		56.2	(409.7)	27.9

The results in the above profit and loss account all relate entirely to continued operations.

See accompanying notes to the Group financial statements.

GROUP BALANCE SHEETS

AS AT SEPTEMBER 30,

	Note	2002	2001 (restated- Note 1)
		£m	£m
Fixed assets
Tangible assets
Investment and development properties	8	1,220.9	1,415.9
Other fixed assets	9	3.1	3.3

		1,224.0	1,419.2
Investments in joint ventures	10

Share of gross assets		78.4	464.2
Share of gross liabilities		(55.3)	(332.9)

		23.1	131.3
Other fixed asset investments	11	43.7	45.9

		1,290.8	1,596.4

Current assets
Loans to ultimate parent company—Leconport Estates	12	1,500.4	1,181.6
Deferred taxation		66.5	53.4
Other debtors due within one year	13	62.2	75.8

Total debtors		1,629.1	1,310.8
Cash and short term deposits	14	75.3	200.2

		1,704.4	1,511.0
Creditors falling due within one year
Loan capital and bank overdrafts	16	(212.3)	(75.9)
Other	15	(163.8)	(130.2)

Net current assets		1,328.3	1,304.9

Total assets less current liabilities		2,619.1	2,901.3
Creditors falling due after more than one year
Loan capital	16	(474.0)	(749.1)
Other	15	—	(70.6)
Minority interests	17

Equity		(9.4)	(6.5)
Non-equity		(120.7)	(127.3)

		(130.1)	(133.8)

		2,015.0	1,947.8

Capital and reserves
Equity shareholder’s funds
Ordinary share capital	18	105.8	105.8
Share premium account	19	78.1	78.1
Revaluation reserve	19	293.6	338.9
Capital redemption reserve	19	405.2	405.2
Profit and loss account	19	1,132.3	1,019.8

Total equity shareholder’s funds		2,015.0	1,947.8

Shareholder’s funds relate exclusively to equity shareholders’ interests.

See accompanying notes to the Group financial statements.

OTHER PRIMARY STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30,

	2002	2001 (restated- Note 1)	2000 (restated- Note 1)
	£m	£m	£m
Statement of total recognised gains and losses
Profit for the financial year	56.2	90.3	28.0
Net surplus on revaluation after adjustment for minorities:
Properties	3.5	54.0	196.5
Joint ventures	7.7	(3.0)	(1.2)
Currency translation movements	(0.2)	(1.9)	(0.1)
Taxation	–	(3.4)	(68.1)
Other items	–	–	(1.0)

	67.2	136.0	154.1

Note of historical cost profits and losses
Profit on ordinary activities before taxation	50.8	21.5	16.9
Realisation of property revaluation surplus and deficits in prior years	56.5	134.0	404.1
Amortisation charge (difference between historical cost and revalued amount)	0.3	0.3	0.3

Historical cost profit on ordinary activities before taxation	107.6	155.8	421.3

Historical cost profit/(loss) retained after tax, minorities and dividends	113.0	(275.4)	432.3

Reconciliation of movements in shareholder’s funds
Opening shareholder’s funds as previously stated	1,894.4	2,346.6	2,189.1
FRS 19 prior year adjustment (note 1)	53.4	(32.6)	(39.5)

Restated opening shareholders’ funds	1,947.8	2,314.0	2,149.6

New share capital subscribed	–	–	0.3
Adjustment for issue of shares in lieu of dividend	–	–	10.3
Capital repayment and related costs	–	(2.2)	(0.2)
Property revaluation adjustments	11.2	51.0	195.3
Currency translation movements	(0.2)	(1.9)	(0.1)
Profit attributable to ordinary shareholders	56.2	90.3	27.9
Dividends to ordinary shareholders	–	(500.0)	–
Taxation	–	(3.4)	(68.1)
Other movements (net)	–	–	(1.0)

Movements in shareholder’s funds	67.2	(366.2)	164.4

Closing shareholder’s funds	2,015.0	1,947.8	2,314.0

See accompanying notes to the Group financial statements.

GROUP CASH FLOW STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30,

	Note	2002	2001	2000
		£m	£m	£m
Net cash inflow from operating activities	20	59.5	75.1	182.8
Dividends from joint ventures and associates		0.2	1.2	1.1
Returns on investments and servicing of finance
Interest and dividends received		55.5	41.0	5.8
Interest paid		(80.3)	(106.9)	(285.3)
Parent preference and minority dividends		(11.7)	(12.5)	(12.4)
Net cash outflow from returns on investments and servicing of finance		(36.5)	(78.4)	(291.9)
Taxation
United Kingdom corporation tax		3.0	(18.2)	(12.1)
Overseas taxes		(1.6)	(1.8)	(1.2)
Taxation paid		1.4	(20.0)	(13.3)
Capital expenditure and financial investments
Payments for acquisition and development of property		(110.5)	(278.8)	(646.6)
Payment for acquisition of other fixed assets and investments		(5.7)	(1.7)	(169.9)
Receipts from disposal of properties		306.6	1,793.5	1,415.3
Receipts from disposal of other fixed assets and investments		6.4	9.3	0.9
Loans to ultimate parent company	12	(318.8)	(1,181.6)	–
Net cash (outflow)/inflow on capital expenditure and financial investments		(122.0)	340.7	599.7
Acquisitions and disposals
Receipts from disposal of joint venture investments		119.5	34.8	–
Receipts from disposal of subsidiary undertakings		–	–	494.9
Equity dividends paid			(500.0)	(5.6)

Net cash inflow/(outflow) before liquid resources and financing		22.1	(146.6)	967.7
Management of liquid resources
Investment in term deposits		127.8	346.0	(523.9)
Financing
Redemption of parent preference shares		–	(2.2)	(0.7)
Loan capital		(139.7)	(199.0)	(440.5)
Redemption of QUIPS preference shares	17	(7.3)	(1.1)	–
Cash outflow from financing		(147.0)	(202.3)	(441.2)

Increase/(decrease) in cash		2.9	(2.9)	2.6

Reconciliation of increase/(decrease) in cash to movement in net debt

		2002	2001	2000
		£m	£m	£m
Increase/(decrease) in cash		2.9	(2.9)	2.6
Decrease in loan capital		139.7	199.0	440.5
(Decrease)/Increase in liquid resources		(127.8)	(346.0)	523.9

Change in net debt from cash flows		14.8	(149.9)	967.0
Other non-cash items		(1.0)	(1.6)	0.7

Movement in net debt for the year		13.8	(151.5)	967.7
Opening net debt		(624.8)	(473.3)	(1,441.0)

Closing net debt		(611.0)	(624.8)	(473.3)

See accompanying notes to the Group financial statements.

NOTES TO THE ACCOUNTS

1    Accounting policies

Basis of consolidation and presentation of financial information

The Group accounts include the audited statements of the Company and its subsidiary undertakings and the appropriate share of the results of joint ventures. The joint ventures included in the consolidated accounts have a non-coterminous year end.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of investment and development properties, and in accordance with sections 226 and 227 of, and Schedule 4 to 4A to, the Companies Act 1985 and applicable accounting standards.

FRS 19 (Deferred Tax) was adopted during 2002 as described under ‘Taxation’ below. The impact of applying FRS 19 as described has been to increase profits attributable to ordinary shareholders by £13.1m (2001:increase £86.0m, 2000: increase £6.9m) and to increase reserves by £66.5m (2001:increase £53.4m).

In accordance with section 230 of the Companies Act 1985 a separate profit and loss account of MEPC Limited is not presented.

“£m” represents million pounds sterling and “US$m” represents million U.S. dollars.

Companies Act 1985

The financial statements do not constitute the Company’s statutory accounts for the years ended September 30, 2002, 2001 and 2000 but are derived from those accounts. Statutory accounts for 2002, 2001 and 2000 have been delivered to the Registrar of Companies. The Auditors have reported on those accounts; their reports were unqualified and did not contain statements under sections 277 (2) or (3) of the Companies Act 1985. The financial statements differ from the statutory accounts only in that the parent company financial information is not presented and certain US GAAP information has been included. Generally accepted accounting principles in the United Kingdom vary in certain respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three year period ended September 30, 2002 and shareholders’ equity as of September 30, 2002 and 2001, to the extent summarised in note 28 of the Group’s financial statements.

Rental income

In accordance with Urgent Issues Task Force (UITF) Abstract 28 (Operating Lease Incentives), all incentives given for lessees to enter into leases (such as contributions to fitting out costs) are treated as revenue costs and rental income is accounted for from the commencement of a lease rather than from the expiry date of any rent free periods. The costs of all incentives, including rent free periods, is offset against the total rent due (effectively a transfer from investment properties to debtors on the balance sheet) and allocated to the profit and loss account on a straight line basis over the period from the rent commencement date (or rent free date if sooner) to the date of the next rent review (or lease end date if sooner).

Properties

The Group’s properties are valued semi-annually for the board. The bases of valuation of investment and development properties are described in note 8. Investment and development properties, which are classified as fixed assets, are included at valuation.

NOTES TO THE ACCOUNTS

All surpluses and deficits arising on the valuation of properties classified as fixed assets are transferred to the revaluation reserve except for those deficits expected to be permanent, which are included in the profit and loss account. Net gains or losses on disposal of investment and development properties are calculated by reference to book value at date of disposal.

Finance costs and other direct costs attributable to properties in the course of development are capitalized to those properties without deduction of tax relief. A property ceases to be treated as being in course of development when it has reached completion and is available for occupation. Attributable finance costs are arrived at by reference to the rate on borrowings specifically for development purposes or, if the development cost is financed out of general funds, to the average rate paid on funding the assets employed by the Group.

In relation to note 8, leasehold properties where the lease has more than 150 years to expiry are classified as freehold, and where the lease has less than 50 years to expiry, as short leasehold.

Depreciation and amortisation

In accordance with Statement of Standard Accounting Practice No 19 investment properties are revalued semi-annually and the aggregate surplus or deficit is transferred to revaluation reserve except deficits expected to be permanent which are charged to the profit and loss account. No depreciation or amortisation is provided in respect of freehold investment properties and leasehold investment properties with over 20 years to expiry. This treatment may be a departure from the requirements of the Companies Act concerning the depreciation of assets. However, these properties are not held for consumption but for investment and the directors consider that systematic annual depreciation would be inappropriate. The accounting policy adopted is therefore necessary for the accounts to give a true and fair view. Depreciation or amortisation is only one of many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

Translation of overseas currencies into sterling

The financial statements of overseas subsidiary undertakings and other currency assets and liabilities are translated using the rates of exchange ruling at the balance sheet date. Exchange differences arising on revenue items are reflected in the profit and loss account, together with any translation differences arising on other currency borrowings which are not covered by translation differences arising on investments in other currency assets. All other translation differences are reflected in reserves.

		£1 equivalent at September 30
	2002	2001	2000
American dollar US$	1.57	1.47	1.48
Australian dollar A$	n/a	2.98	2.73
Euro €	1.59	1.61	n/a
Deutsche mark Dm	n /a	3.16	3.28

Taxation

All current taxation is recognized in the profit and loss account except to the extent that it relates to an item which is in or has been recognized in the statement of total recognized gains and losses in which case it is taken to reserves.

NOTES TO THE ACCOUNTS

Following the application of FRS 19, deferred taxation is provided in respect of all timing differences that have originated but not reversed at the balance sheet date where an event has occurred that results in an obligation to pay more or less tax in the future by the balance sheet date except for:

•	Provision is not made in respect of capital gains which might be realized if properties were sold at the net amount at which they are included in the financial statements unless by the balance sheet date a binding agreement has been entered into to sell the properties.

•	Provision is made in respect of gains on disposal of assets that have been rolled over into replacement assets only where there is a commitment to dispose of the replacement assets.

•	Provision is not made in respect of the remittance of a subsidiary or joint venture’s earnings that would cause tax to be payable where no commitment has been made to the remittance of the earnings.

•	Deferred tax assets are recognised to the extent that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates enacted at the balance sheet date.

The estimated unprovided contingent taxation which might become payable on the disposal of the Group’s investment and development properties is quantified in note 7 to the accounts.

Pensions

Pension costs for Group pension schemes are charged to the profit and loss account so as to spread the cost of pensions at a substantially level percentage of payroll costs over the normal expected service lives of employees. The transitionary disclosure requirements of Financial Reporting Standard 17 (Retirement benefits) have been provided in note 4.

2    Gross rental income and other charges

	2002	2001	2000
	£m	£m	£m
Gross rental income (from contractual leases)	77.0	122.0	248.4
Other property income	2.5	1.5	6.5
Recoveries from tenants	8.0	17.1	39.3

Gross rental income and other charges (all from United Kingdom)	87.5	140.6	294.2

Share of joint ventures and associates
United Kingdom	38.5	38.9	9.6
Australia	–	3.9	4.2

	38.5	42.8	13.8

NOTES TO THE ACCOUNTS

3    Net income from properties

	2002	2001	2000
	£m	£m	£m
Gross rental income and other charges	87.5	140.6	294.2
Ground rents	(0.3)	(2.4)	(12.2)
Amortisation of leasehold properties	(0.4)	(0.3)	(0.3)
Other property outgoings	(26.0)	(42.5)	(76.6)

Net income from properties	60.8	95.4	205.1

Supplementary segmental information is provided in note 27.

4    Administrative expenses

Administrative expenses are stated after charging:

	2002	2001	2000
	£m	£m	£m
Depreciation of office furniture, equipment and computers	1.2	2.8	2.8
Auditors remuneration
—Audit	0.3	0.3	0.3
—Other services (principally taxation advice)	0.3	0.4	0.4

Note: Administrative expenses exclude costs attributable to the management of the Group’s properties which are included in property outgoings in note 3. The charge for reorganisation costs in 2000 mainly comprises costs incurred in relation to the cash offer by Leconport Estates for the issued ordinary share capital of the company together with costs consequent to the continuing review and reorganisation of the business.

Employee information

Employee numbers

At September 30, 2002 the total number of persons employed by the Group was 63 (2001 113; 2000 169) which included 3 (2001 18; 2000 31) part-time employees. The average number of persons employed by the Group during the year, including part-time employees, was 79 (2001 129; 2000 195) as analysed below:

	2002	2001	2000
	No	No	No
On-site management	28	43	47
Property management	14	39	76
Administration	37	47	72

Total	79	129	195

Part time	4	14	18
Full-time	75	115	177

NOTES TO THE ACCOUNTS

Staff costs

The aggregate remuneration and associated costs of the Group, including directors’ emoluments, were as follows:

	2002	2001	2000
	£m	£m	£m
Wages and salaries	6.4	14.0	16.6
Social security costs	0.7	1.4	1.8
Pension contributions	0.7	0.7	1.0

	7.8	16.1	19.4

Staff costs for 2000 included amounts reported within reorganisation costs.

Directors’ remuneration

Total directors’ remuneration for the years ended September 30, 2002, 2001 and 2000 is analysed as follows:

	2002	2001	2000
	£m	£m	£m
Directors’ emoluments	1.2	1.2	2.1
Amounts paid under Supplementary bonus plan	–	1.9	–
Amounts paid under long term incentive plan	–	–	2.0
Gains on exercise of options	–	–	0.4
Company contributions to pension schemes	0.3	0.2	0.2

	1.5	3.3	4.7

The total includes £0.4m (2001 £0.9m; 2000 £1.3m) in respect of the highest paid director including company pension contributions of £0.1m (2001 £0.1m; 2000 £0.1m) made to defined contribution pension schemes on his behalf. Retirement benefits are accruing to 3 (2001 3; 2000 3) directors under defined contribution schemes and 2 (2001 2; 2000 2) directors under defined benefit schemes.

Supplementary bonus plan

Included in administrative expenses for the year ended September 30, 2001 were payments and accruals for amounts potentially payable under a participation and supplementary bonus plan established at the time of acquisition of the Company’s shares by Leconport Estates in 2000. Members of MEPC staff, including the Executive Directors, will be provided with bonuses under the terms of the plan. The amount of the bonus pool will depend upon profits and internal rate of return hurdles achieved over the three years following acquisition (August 2000 to July 2003); at a 15% internal rate of return and a profit of £160m or less the bonus pool will be nil rising to £65m for an internal rate of return of over 28% and a profit of £325m or more.

Of the total potentially payable under the plan, £2.8m (including employers national insurance) has been paid to date. During the year ended 30 September 2001, full accrual was made of the maximum potential future liability arising under the plan amounting to £70m (including employers national

NOTES TO THE ACCOUNTS

insurance contributions at the current rate) and this amount is included in other creditors on the balance sheet. The sale of GE Real Estate’s shares in Leconport Estates to clients of Hermes on February 17, 2003 has triggered this liability in full. Payment will be made on February 28, 2003.

Pensions

The MEPC Group operates a number of schemes. The two principal schemes are, the MEPC Limited Pension & Assurance Scheme (the MEPC Scheme), which is of the defined benefit type, and the MEPC (Defined Contribution) Pension Scheme, which is of the defined contribution type. With effect from 1 August 1998, all new employees who have joined the Group have (subject to eligibility) been offered membership of the MEPC (Defined Contribution) Pension Scheme. The assets of all the schemes are held in separate Trustee administered funds. The total pension cost for the Group was £0.7m (2001: £0.7m). The pension cost is assessed in accordance with the advice of qualified actuaries in accordance with SSAP24.

An actuarial valuation of the MEPC Scheme was carried out as at 31 December 31, 2000. The Attained Age method was used and the principal assumptions adopted were investment returns of 5.75% per annum, earnings increases of 4.75% per annum and Retail Prices Index increases of 2.75% per annum. As at December 31, 2000, the market value of the MEPC Scheme’s assets was £80.1m and this was sufficient to cover 118% of the benefits that had accrued to the members, after allowing for expected future increases in earnings. The Company and Trustees have agreed to a continuation of the current contribution rate in the light of falls in the equity market during the past two years. The next actuarial valuation of the Scheme is due to be carried out as at December 31, 2002. It is estimated that at 30 September 2002 the scheme was 100% funded on the Minimum Funding Requirement basis.

FRS 17 disclosures

FRS 17 requires the disclosure of the market value of the schemes assets at a single point in time measured against the liabilities of the scheme measured in accordance with defined rules. Both the trustees of the scheme and MEPC Limited as sponsoring employer continue to review the ongoing funding of the scheme based on actuarial valuations and advice from qualified actuaries. Funding of the scheme is determined to ensure the existing fund assets together with future contributions and growth in value will be sufficient to meet liabilities as they fall due.

Under the transitional arrangements of FRS17 the Company is required to disclose the following information about the scheme and the figures that would have been shown under FRS17 in the current profit and loss account and balance sheet:

Assumptions and net liability	2002	2001
	Projected Unit	Projected Unit
Valuation method
Rate of inflation	2.4%	2.5%
Rate of earnings increases	4.4%	4.5%
Rate of increase in pensions in payment or deferred	2.4%	2.5%
Discount rate applied to liabilities	5.4%	6.1%
Rate of return on equities	6.5%	7.0%
Rate of return on UK Government bonds	4.5%	5.0%
Rate of return on bonds and other investments	4.9%	5.4%

NOTES TO THE ACCOUNTS

	2002	2001
	£m	£m
Market value of assets at September 30
—Equities	39.4	46.4
—Bonds and other fixed interest investments	13.8	16.6

Total market value of assets	53.2	63.0
Discounted value of scheme liabilities at September 30	(73.1)	(63.0)

Liability in the scheme	(19.9)	–
Related deferred tax asset	6.0	–

Net pension liability at September 30	(13.9)	–

£m
Movement in liability during the year
Current service costs	(0.5)
Past service costs	–

Service costs	(0.5)

Contributions in year	0.4

Expected return on scheme assets	4.0
Interest on pension scheme liabilities	(3.8)

Finance costs	0.2

Actual return less expected return on scheme assets	(12.0)
Experience gains and losses on scheme liabilities	0.6
Change in assumptions regarding the present value of scheme liabilities	(8.6)

Actuarial loss	(20.0)

Liability in the scheme at September 30, 2002	(19.9)

Actual return less expected return on scheme assets as a percentage of the market value of scheme assets	(23%)
Experience gains and losses arising on scheme liabilities as a percentage of the discounted value of scheme liabilities	1%
Actuarial loss as a percentage of the discounted value of scheme liabilities	(27%)

Under the provisions of FRS17, service costs and finance costs would be included in operating profits and finance costs respectively in the profit and loss account in both cases net of related deferred tax. The actuarial loss would be included the statement of total recognized gains and losses for the year. Inclusion of the net pension liability measured under FRS 17 as above would reduce shareholders funds at September 30, 2002 from £2,015.0m to £2,001.1m and reduce the profit and loss reserve at September 30, 2002 from £1,132.3m to £1,118.4m.

NOTES TO THE ACCOUNTS

5    Net gains on fixed asset disposals

The net gains on disposal of fixed assets are calculated by reference to book value at the date of disposal. Net gains arose as follows:

	2002	2001	2000
	£m	£m	£m
Disposal of properties and subsidiaries	6.4	29.4	30.2
Disposal of other fixed assets	(0.5)	–	(2.4)
Share of joint ventures’ net (losses)/gains on fixed asset disposals	(0.1)	5.6	11.0

Total	5.8	35.0	38.8

6    Cost of finance (net)/Exceptional finance costs

Cost of finance (net)

	2002	2001	2000
	£m	£m	£m
On loans not wholly repayable within 5 years	18.0	41.5	58.8
On loans repayable wholly within 5 years	56.1	47.7	62.2
On bank overdrafts	–	0.1	0.2
Costs of repurchasing bonds	2.2	4.0	–

	76.3	93.3	121.2
Transfer to cost of properties	(6.3)	(14.1)	(33.5)

	70.0	79.2	87.7
Interest income on loans to ultimate parent company Leconport Estates	(50.4)	(40.6)	–
External interest income	(5.4)	(6.0)	(5.6)

	14.2	32.6	82.1
Share of joint ventures’ finance costs	22.0	26.4	8.3

	36.2	59.0	90.4

Exceptional finance costs

The charge in 2000 comprised:

(a) £110.1m in relation to cancellation and inception of interest rate swaps pursuant to a reconfiguration of the Group’s interest rate profile.

(b) £15.5m in relation to the cancellation of a put option matching the Group’s call option on the QUIPS issue.

Both figures are stated net of related interest accruals.

NOTES TO THE ACCOUNTS

7    Taxation/Deferred taxation

	2002	2001 (restated- Note 1)	2000 (restated- Note 1)
	£m	£m	£m
Taxation credit/(charge) in profit and loss account
United Kingdom taxation at 30.0% (2001 30.0%; 2000 30.0%)	(0.4)	(1.9)	(22.1)
Overseas taxation	5.3	(2.1)	(7.1)
ACT Recoverable	–	–	50.8
Share of joint ventures’ taxation	(0.3)	(0.7)	(4.1)

Total current taxation	4.6	(4.7)	17.5

United Kingdom deferred taxation on timing differences in respect of:
Potential clawback of capital allowances	3.7	44.5	24.0
Losses and other timing differences	9.4	41.5	(17.1)

Total deferred taxation (see below)	13.1	86.0	6.9

	17.7	81.3	24.4

Factors affecting taxation credit/(charge) for the year
Profit on ordinary activities before taxation multiplied by tax at the UK standard rate of 30%	(15.4)	(6.5)	(5.1)
Effects of:
Capital allowances	3.8	3.4	4.0
Losses utilised and other timing differences	6.1	(15.6)	(32.0)
Permanent differences	(5.0)	(9.7)	(5.3)
ACT Recoverable	–	–	50.8
Group relief from parent	15.1	23.7	–

Total current taxation	4.6	(4.7)	17.5

	2002	2001
	£m	£m
Deferred taxation in the Group balance sheet
Balance at October 1	53.4	(32.6)
Transfer to profit and loss account (see above)	13.1	86.0

Balance at September 30	66.5	53.4

Comprising:
Potential clawback of capital allowances	(18.0)	(21.7)
Losses and other timing differences	84.5	75.1

	66.5	53.4

The Group’s net deferred tax asset at 30 September 2002 is expected to be recovered by set-off against tax liabilities arising on future trading profits and realized capital gains.

The taxation credit/(charge) on profit on ordinary activities includes £nil (2001 £nil; 2000 £9.0m) in relation to taxation on fixed asset disposals.

Unprovided taxation in respect of capital gains, which might become payable if the investment and development properties were sold at the net amount at which they are stated in the financial statements is estimated at a maximum of £88m (2001 £84m).

NOTES TO THE ACCOUNTS

8    Investment and development properties

	Freehold	Long leasehold	Short leasehold	Total
	£m	£m	£m	£m
October 1, 2001	1,307.1	103.9	4.9	1,415.9
Additions	73.7	4.3	–	78.0
Disposals	(242.2)	(36.4)	–	(278.6)

	1,138.6	71.8	4.9	1,215.3
Net surplus/(deficit) on revaluation	(4.5)	9.2	0.9	5.6

September 30, 2002	1,134.1	81.0	5.8	1,220.9

Investment and development properties were valued at September 30, 2002, on the basis of “open market value” as defined in the RICS Appraisal and Valuation Manual issued by the Royal Institution of Chartered Surveyors, by Messrs. Knight Frank as external valuers. The external valuation was £1,244.7m. The book value of investment and development properties totaling £1,220.9m is stated after reclassifying £23.8m (2001:£9.8m) of lease incentive costs under debtors in accordance with UITF 28.

There were no long leasehold properties (where the lease has more than 150 years to expiry) classified as freehold properties in either year presented. The historical cost of properties at 30 September 2002 was £942.1m (£1,192.3m). Development properties at 30 September 2002 amount to £11.6m (£191.4m).The total interest included in development properties at 30 September 2002 was £0.1m (£11.6m). Security for secured borrowings is provided by charges on certain Group properties.

9    Other fixed assets

Other fixed assets comprise office furniture, equipment and computer hardware and software held at a cost of: £14.5m (£13.6m), and a depreciated net book value of: £3.1m (£3.3m).

10    Investments in joint ventures

Total
£m
October 1, 2001	131.3
Additions	7.2
Disposals & loan repayments	(126.0)
Share of profits	3.1
Share of surplus on revaluation	7.7
Dividends received	(0.2)

September 30, 2002	23.1

At September 30, 2002 the Group’s investment in joint ventures comprised:

Name	Participation in ordinary shares	Share of borrowings
City Link (Cardiff) Limited	5%	£24.7m
Metropolitan & Capital Properties Limited	50%	–
Prestbury Capital Ventures Limited	50%	£24.6m

NOTES TO THE ACCOUNTS

All the joint ventures are engaged in property investment, development and related services. All the external borrowings of the joint ventures have been undertaken without recourse to the Group. In aggregate, £30.8m of the Group’s share of properties held by joint ventures have not been valued at 30 September 2002. In the opinion of the directors the open market value of these properties is not less than their carrying value. The Group’s investments in joint ventures comprise £67.3m in fixed assets, £11.1m in current assets, £6.0m in liabilities due within one year and £49.3m in liabilities due after one year.

At September 30, 2002 there were no trading balances between the Group and any joint venture.

11    Other fixed asset investments

	Listed securities	Unlisted investments	Total
	£m	£m	£m
October 1, 2001	2.8	43.1	45.9
Additions	–	6.6	6.6
Disposals and provisions	(0.7)	(8.1)	(8.8)

September 30, 2002	2.1	41.6	43.7

The directors are of the opinion that the carrying value of other fixed asset investments reflects their fair value. The market value of listed securities at 30 September 2002 was £2.1m.

12    Loans to ultimate parent company—Leconport Estates

The balance represents the full utilisation of a £1 billion 5 year facility established on 28 November 2000, full utilisation of a £250m 5 year facility established on 30 April 2001 and utilisation of £250.4m of a £300m 5 year facility established on 30 October 2001. All amounts lent under these facilities carry interest payable quarterly in arrears and are repayable on 14 days notice to Leconport Estates. These loan facilities are deemed to be financial assistance under s.151 of the Companies Act and have therefore been subject to the required declarations.

13    Other debtors falling due within one year

	2002	2001
	£m	£m
Rents and sundry receivables	9.6	12.8
Funds held by trustees	3.3	9.9
Outstanding property disposal proceeds	5.0	16.9
Other debtors	44.3	36.2

	62.2	75.8

NOTES TO THE ACCOUNTS

14    Cash and short term deposits

	2002	2001
	£m	£m
Short term deposits	71.4	199.2
Bank and cash balances	3.9	1.0

	75.3	200.2

Sterling	72.1	196.6
Other currencies	3.2	3.6

	75.3	200.2

15    Other creditors

	2002	2001
	£m	£m
Amounts falling due within one year
Taxation	18.2	22.4
Accrual for supplementary bonus	70.0	–
Accruals and deferred income	75.6	107.8

	163.8	130.2

Amounts falling due after more than one year
Accrual for supplementary bonus	–	70.0
Accruals and deferred income	–	0.6

	–	70.6

16    Loan capital and net debt

£m
Movements in loan capital and borrowings
October 1, 2001	825.0
Loans drawn down	51.3
Repayments	(190.0)

September 30, 2002	686.3

NOTES TO THE ACCOUNTS

	Secured	Unsecured	Total 2002	Total 2001
	£m	£m	£m	£m
Analysis of loan capital and borrowings
Sterling
Debenture stock	67.3	–	67.3	72.4
Eurobonds	–	299.7	299.7	341.7
Unsecured loan stock	–	141.1	141.1	146.2
Bank loans	–	74.5	74.5	113.0
Bank overdrafts	–	1.3	1.3	2.0

	67.3	516.6	583.9	675.3

Other currencies (swapped into sterling)
US$225m bond	–	102.4	102.4	129.8
Luxembourg Franc 2bn bonds	–	–	–	19.9

	–	102.4	102.4	149.7

Total loan capital			686.3	825.0
Cash and short term deposits (note 14)			(75.3)	(200.2)

Net debt			611.0	624.8

Balance sheet classification
Falling due within one year			212.3	75.9
Falling due after one year			474.0	749.1

			686.3	825.0

Repayment analysis
Less than one year or on demand			212.3	75.9
In more than one year but less than two years			45.9	184.4
In more than two years but less than five years			226.0	232.1
In more than five years			202.1	332.6

			686.3	825.0

	2002	2001
Security analysis	£m	£m
Secured	67.3	72.4
Unsecured	619.0	752.6

	686.3	825.0

Interest rate profile (Note)
Up to 6%	(75.0)	–
6% to 10%	699.1	797.2
10% to 12.5%	(8.1)	(10.6)
At variable rates of interest	70.3	38.4

	686.3	825.0

Cost of borrowings

The weighted average rate of interest on Group borrowings at September 30, 2002 was as follows:

	2002	2001
On fixed rate borrowings	9.6%	9.5%
On all borrowings	9.8%	9.5%

NOTES TO THE ACCOUNTS

Variable rate borrowings bear interest at rates fixed in advance for periods ranging from one day to six months by reference to LIBOR.

Available facilities

At September 30, 2002 the Group had undrawn committed facilities totalling £355m (2001: £352m) of which £nil (2001: £1m) expire within one year.

Currency contracts

The Group uses currency swap contracts to ensure there are no foreign exchange exposures arising from the issue of non-Sterling debt. The Sterling equivalent of the currency contracts outstanding at September 30, 2002 are reflected in the analysis of loan capital and borrowings above under other currencies, and the maturity of these contracts match the maturity of the respective debt outstanding.

Interest rate contracts

At 30 September 2002 the Group had net fixed interest rate payable swaps on a notional amount of £700m at a weighted average interest rate of 6.4% and for a weighted average period of 2 years. The Group also had net fixed interest receivable swaps on a notional amount of £576m to translate the sterling debt from fixed interest rates to floating interest rates. The weighted average interest rate on the fixed receivable swaps was 10.2% with a weighted average maturity of 11 years.

Fair value of financial assets and liabilities

	2002			2001
	Book value	Fair value	Fair value adjustment	Book value	Fair value	Fair value adjustment
Net debt
Loan capital and borrowings	691.9	808.3	116.4	836.8	933.1	96.3
Currency swaps	(5.6)	(7.1)	(1.5)	(11.8)	(16.8)	(5.0)
Interest rate swaps	–	(40.8)	(40.8)	–	(29.6)	(29.6)
Current asset investments and cash	(75.3)	(75.3)	–	(200.2)	(200.2)	–

Total net debt	611.0	685.1	74.1	624.8	686.5	61.7

Fair value adjustment after tax			51.9			43.2

Non-equity minority interests
QUIPS including currency swaps	120.7	98.4	(22.3)	127.3	106.5	(20.8)

Fair value adjustment after tax			(15.6)			(14.5)

Total fair value adjustment after tax			36.3			28.7

Fair value has been calculated independently and is based on market values of the respective investments at 30 September 2002. Debtors and creditors falling due after more than one year not reflected in the above analysis are not financial assets or liabilities. The directors consider that the fair value of other fixed asset investments (note 11) and the loans to ultimate parent company (note 12) is equal to their book value.

NOTES TO THE ACCOUNTS

17    Minority interests

Equity

Equity minority interest at September 30, 2002 represent the share capital and proportionate share of reserves of subsidiaries not 100% owned by the MEPC Group.

Non-equity

Non-equity minority interests at September 30, 2002 represent the outstanding capital, net of unamortised costs, of the QUIPS preference shares issued in September 1995 through MEPC International Capital, L.P, a special purpose limited partnership which is non-credit supported. The QUIPS have been structured to provide a guarantee by MEPC plc such that the holders are effectively in the same position as holders of preference shares with respect to payment of dividends and amount payable upon liquidation, dissolution and winding-up. The capital outstanding and the dividends payable are, therefore, classified as non-equity minority interests on both balance sheet and the profit and loss account. Details of the fair value of the QUIPS and currency derivatives hedging the issue are disclosed in note 16.

18    Called up share capital

	Authorised		Allotted, issued and fully paid
	2002	2001	2002	2001
	£m	£m	£m	£m
Equity:
Ordinary shares of 30 5/19p each	140.0	140.0	105.8	105.8
Non-equity:
4.75% non-cumulative redeemable preference shares of 96p each (B shares)	5.8	5.8	–	–

	145.8	145.8	105.8	105.8

At September 30, 2002 and 2001 there were 349,794,991 ordinary shares in issue.

19    Reserves

	Share premium	Revaluation reserve	Capital redemption reserve	Profit and loss	Total
	£m	£m	£m	£m	£m
October 1, 2001:
As previously reported	78.1	338.9	405.2	966.4	1,788.6
Effect of FRS 19 (note 1)	–	–	–	53.4	53.4

Restated	78.1	338.9	405.2	1,019.8	1,842.0
Currency translation	–	–	–	(0.2)	(0.2)
Net surplus on revaluation, adjusted by minority interests:
Properties	–	3.5	–	–	3.5
Joint venture	–	7.7	–	–	7.7
Retained profit	–	–	–	56.2	56.2
Transfers	–	(56.5)	–	56.5	–

September 30, 2002	78.1	293.6	405.2	1,132.3	1,909.2

NOTES TO THE ACCOUNTS

20    Notes to the group cash flow statement

	2002	2001	2000
	£m	£m	£m
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit	54.0	15.7	181.8
Accrual for supplementary bonus	–	70.0	–
Other non-cash movements	(2.1)	2.2	2.0
Sundry income	0.7	0.8	1.4
Other movements arising from operations:
Trading properties	–	–	2.1
Debtors	12.6	21.9	27.3
Creditors	(5.7)	(35.5)	(31.8)

Net cash inflow from operating activities	59.5	75.1	182.8

21    Commitments

Capital commitments, for which provision has not been made in these financial statements, amount to:

	2002	2001
	£m	£m
Contracted	9.9	60.7
Authorised but not contracted	23.5	31.2

	33.4	91.9

Of the total capital commitments £31.5m (£91.9m) relates to development projects and £1.9m (£nil) to investment properties. All commitments relate to continuing operations.

In the opinion of the directors, the disclosure requirements of SSAP 21 to show leasing commitments in respect of ground rents are not relevant to a property investment company.

22    Contingent liabilities

MEPC Limited has given guarantees totalling £237m (2001 £321m) in respect of loan capital of other group companies and the guarantee on the QUIPS (see note 17). MEPC Limited has given normal warranties in relation to the disposal of its Australian and American operations in 1998. The directors believe that such warranties will not have any material effect on the Group’s overall financial position.

23    Related party transactions

On September 27, 2002, the Group disposed of its 50% interest in a joint venture with Westfield Holdings Limited to clients of Hermes Investment Management Limited who are also joint venture partners in Leconport Estates, the ultimate parent company of MEPC Limited. The sales proceeds amounted to £115 million, which approximated the book value of the investment, and were received in full prior to 30 September 2002.

NOTES TO THE ACCOUNTS

24    Post balance sheet events

•	On October 10, 2002 a partial sale of Leavesden Park was completed. The net sale proceeds were £57 million which approximated the book value of the property sold.

•	On December 3, 2002 an interim dividend of £320 million was paid to Leconport Estates. This was partially financed by a £220 million reduction in loans to Leconport Estates.

•	On February 17, 2003 it was announced that Hermes had agreed terms to purchase GE Real Estate’s 50% equity stake in Leconport Estates on behalf of its client the British Telecom Pension Scheme, thereby taking full control of Leconport Estates and hence MEPC Limited.

25    Principal subsidiary undertakings as at September 30, 2002

Country of incorporation	England, Scotland and Wales (continued)
Name of Company	Threadneedle Property Company Limited
England, Scotland and Wales	MEPC Projects Limited
Birchwood Park Estates Limited	*MEPC UK Holdings
Caledonian Land Properties Limited	*MEPC UK Limited
English Property Corporation Limited	MEPC Milton Park Limited
FOC Holdings Limited
Iceni Estates Limited
MEPC Developments Limited	The Netherlands
*MEPC Holdings Limited	*Metropolitan Estate and Property International NV
MEPC Investments Limited
MEPC Leavesden Limited	United States
The Metropolitan Railway Surplus Lands	MEPC Finance Inc.
Company Limited	*MEPC International Capital, L.P.
PSIT Limited	*MEPC US Holdings Inc.

*Ordinary	capital directly held in whole or part by MEPC Limited

All of the above subsidiary undertakings are wholly owned. The principal activities of the Group companies are property investment, development and trading, together with the management of the Group’s properties.

26    Ultimate Parent Company

Until February 17, 2003, the ultimate parent company was Leconport Estates, which is an unlimited liability company registered in England and Wales and was a joint venture company formed by GE Real Estate and clients of Hermes Investment Management Limited. As referred to in note 24, clients of Hermes Investment Management Limited have now taken full control of Leconport Estates.

Copies of the accounts of Leconport Estates are available from Lloyds Chambers, 1 Portsoken Street, London E1 8HZ.

NOTES TO THE ACCOUNTS

27    Supplementary segmental information

The information below relates to investment, development and trading properties.

Gross rental income and other charges by category and location in year to September 30, 2002

	Business Space			Retail			Other
	Business Parks	Other Industrial	Total	Factory Outlets	Other	Total	Healthcare	Total
	£m	£m	£m	£m	£m	£m	£m	£m
S and SE England*	53.6	0.5	54.1	–	0.9	0.9	–	55.0
Rest of United Kingdom	17.4	0.3	17.7	14.4	0.3	14.7	0.1	32.5

Total*	71.0	0.8	71.8	14.4	1.2	15.6	0.1	87.5

Percentage	81	1	82	16	2	18	–	100

*	Excluding central London

Property values by category and location at September 30, 2002

	Business Space			Retail			Other
	Business Parks	Other Industrial	Total	Factory Outlets	Other		Healthcare	Total
	£m	£m	£m	£m	£m	£m	£m	£m
S and SE England*	806.8	–	806.8	–	–	–	–	806.8
Rest of United Kingdom	265.8	–	265.8	172.1	–	172.1	–	437.9

Total*	1,072.6	–	1,072.6	172.1	–	172.1	–	1,244.7

Percentage	86	–	86	14	–	14	–	100

*	Excluding central London

Note: The total value of properties above has been included in the balance sheet at 30 September 2002 as £1,220.9m under investment and development properties and £23.8m under debtors.

28    Significant differences between United Kingdom and United States generally accepted accounting principles

The Group’s consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable in the United Kingdom (“UK GAAP”), which differ in certain material respects from those applicable in the United States (“US GAAP”). Under US GAAP, the Group balance sheet is unclassified. The significant differences and the adjustments considered necessary to restate profit attributable to shareholders adjusted for parent preference dividends (“net income”) and shareholders’ funds (“shareholders’ equity”) in accordance with US GAAP are set out below.

(a)  Property revaluation and depreciation.    Under UK GAAP, investment properties, leasehold land and buildings and other properties, including properties held by unconsolidated subsidiaries and partnerships, are stated on the basis of independent appraisals prepared semi annually. The change in property valuation is recorded directly to revaluation equity, a component of shareholders’ equity. Impairment provisions, which are charged to earnings or revaluation reserves, are recognized only when a decrease in value is considered permanent, as may be the case when a property is held for sale.

NOTES TO THE ACCOUNTS

For US GAAP purposes properties are stated at cost less accumulated depreciation. Under US GAAP, revaluations are not permitted except in those circumstances when an impairment is recognized. An impairment provision is recognized by recording the property at its fair value when the property’s undiscounted expected future net cash flows are less than the carrying amount of the property. Such provision is not allowed to be adjusted subsequently. When a property is held for sale, the property is reported at the lower of carrying amount or fair value less cost to sell with any adjustment charged to income and no depreciation during the remaining holding period. Subsequent revisions in estimates of fair value less cost to sell shall be reported as adjustments to the carrying amount, provided that the adjusted carrying amount cannot exceed the carrying amount prior to the decision to dispose of the asset.

Depreciation has been calculated on the basis of cost (as adjusted to reflect US GAAP adjustments) amortized over their estimated economic useful lives on a straight line basis, which for buildings primarily range from 15 to 50 years. Costs associated with the acquisition of leasehold land and leasehold improvements are amortized over the shorter of the economic life or the terms of the related leases.

Under UK GAAP, the gain or loss on sale of trading properties (namely, properties held with the intent to sell) is based on the historical cost, or market value where historical cost exceeds market value, without regard for depreciation and the gain on sale of investment properties is based on the revalued book value. Under US GAAP all gains and losses on the sale of investment properties are measured against depreciated cost and are recognized in total or deferred depending on an assessment of the seller’s retained interest. In addition, US GAAP requires that in the case of a substantial liquidation or disposal of a foreign operation, net gains or losses should include the related cumulative currency translation adjustments arising on consolidation.

UK GAAP permits the full recognition of property sales upon execution of a binding contract with no definitive rules when the seller has a continuing involvement with the property after the sale. Under US GAAP, the recognition of property sales depends on whether a sale has been consummated, the extent of the buyer’s investment in the property being sold, whether the seller’s receivable is subject to future subordination and the degree of the seller’s continuing involvement with the property after the sale. In addition, if only certain of the above requirements are met, profit may be deferred or recognized over time.

The application of US GAAP with respect to the valuation and depreciation of MEPC’s properties results in decreases of £332.0 million and £372.5 million in shareholders’ equity at September 30, 2002 and 2001, respectively, and decreases in net income of £19.3 million, £33.7 million, and £39.2 million for the years ended 2002, 2001 and 2000, respectively. Total gains on sale, calculated in accordance with US GAAP, exceeded those calculated under UK GAAP by £74.4 million for 2002, £195.6 million for 2001, and £526.5 million for 2000.

The loss on sale of joint ventures under UK GAAP differs from the loss recorded under US GAAP because the net assets of the joint ventures sold are recorded at different amounts as a result of the GAAP differences described herein. The application of US GAAP for the year ended September 30, 2002 in respect of this has decreased net income by £2.6 million. There was no impact in the years ended September 30, 2001 and 2000.

(b)  Lease adjustments.    UK GAAP for lessees requires the capitalization of a leased asset and recording of the related lease liability if the lease transfers substantially all the risks and rewards of ownership of the asset to the lessee. Leases not meeting this requirement are treated as operating

NOTES TO THE ACCOUNTS

leases and rental payments are expensed based on the contractual lease terms: however, regardless of whether a lease is treated as a capital or an operating lease, leasehold interests are stated at appraised value.

US GAAP requires the capitalization of a lease involving land and buildings by the lessee if the lease transfers ownership, the lease contains a bargain purchase option, the lease term, as defined, is equal to or greater than 75% of the estimated economic life of the property, or the present value of the minimum lease payments equals or exceeds 90% of the fair value of the property. A lessee is required to capitalize a land lease only if one of these first two criteria are met. Leases not qualifying for capitalization are recognized as operating leases and rental payments are expensed on a straight line basis over the term of the lease.

The application of US GAAP to the above items has not resulted in an adjustment to the UK GAAP figures.

The treatment of all lease incentives, including rent free periods, is similar under UK and US GAAP and the cost is amortized against the total rent. Under UK GAAP this treatment has been applied to all incentives beginning on or after October 1,1999.

Under UK GAAP, tenant payments made in connection with lease cancellation or partial surrender agreements may be capitalized to the cost of the property. US GAAP provides that such payments are recognized in income. The application of US GAAP to lease incentives and tenant payments has resulted in an increase in net income of £6.0 million on 2002, an increase £1.1 million in 2001 and a decrease of £12.5 million in 2000. There was no adjustment in shareholders’ equity for the years ended September 30, 2002 and 2001.

(c)  Financial instruments.    Under UK GAAP, certain financial instruments established for the purposes of managing interest rate risk, principally interest rate swaps are recorded on an accrual basis. Premiums received in connection with these contracts are recognized immediately or amortized to income over a short period. Gains or losses in connection with the termination of these instruments are recognized in income immediately. Under US GAAP, prior to SFAS No 133, ‘Accounting for Derivative Instruments and Hedging Activities’, these types of instruments were assessed in terms of related balance sheet positions or anticipated positions with which they directly correlate or whose terms they effectively alter synthetically. Instruments which do correlate are considered hedges and are recognized in income on a basis consistent with the hedged item. With respect to instruments that hedge debt, the amortization is treated as a yield adjustment to the debt’s effective interest rate. Instruments which do not so correlate or alter or cease to correlate or alter are marked to market value in the balance sheet with corresponding adjustments to earnings. Any mark to market value adjustments related to instruments that previously did not correlate or alter related balance sheet positions, but later do correlate or so alter, are recognized in income on a basis consistent with the hedged item. When instruments that qualify as a hedge are terminated, gains or losses are not recognized immediately but instead amortized over the shorter of the life of the hedged item or the life of the instrument.

Effective October 1, 2000 the company adopted SFAS No 133. MEPC has not elected to designate any derivative instrument as a hedge of exposures and therefore all derivative instruments have been fair valued and the movement in the fair value are reported in the earnings in the current period.

The application of US GAAP to the Group’s financial instruments for 2002 and 2001 resulted in an increase in shareholders’ equity of £23.3 million and £13.7 million for 2002 and 2001 respectively, and an increase in net income of £9.6 million in 2002, £45.0 million in 2001 and £9.4 million in 2000.

NOTES TO THE ACCOUNTS

During the year ended September 30, 2000 as part of the financing strategy to reconfigure the Groups interest rate profile to suit the needs of the revised business, the Group incurred a charge of £110.1million reflecting the cost of terminating existing, high cost, long term interest rate swaps. Under UK GAAP this has been charged against income in the year whereas under US GAAP the charge is amortized over the period of the underlying debt. The application of US GAAP has resulted in a decrease in net income of £8.6 million and £8.8 million in 2002 and 2001 respectively, and an increase in net income of £110.0 million in 2000. Shareholders’ funds have increased by £92.6 million and £101.2 million respectively in 2002 and 2001.

(d)  Supplementary bonus provision.    Under UK GAAP a liability should be provided for as soon as it is either likely or certain to be incurred and therefore the bonus has been fully provided in the 2001 financial statements. Under US GAAP the provision has been amortized over the vesting period which is August 2000 to July 2003. The adoption of US GAAP has resulted in an decrease in income of £24.3 million in 2002 and an increase of £44.5 million for 2001, and an increase in shareholders’ equity of £20.2 million and £44.5 million as at September 30, 2002 and 2001 respectively.

(e)  Pension costs.    Under UK GAAP and US GAAP, pension costs are recorded on an accrual basis so as to provide for future pension liabilities. However, there are differences in the prescribed actuarial and valuation methods and accounting treatment of certain items which give rise to differences in the annual pension cost and the pension pre-payment or deficit. The major difference between the UK and US GAAP liability is related to the discount rate used to value the schemes liabilities where the FAS 87 rate is based on gilt yields and is more conservative than the valuation under UK GAAP which is related to the yield on AA corporate bonds. In addition under FAS 87 any surplus of liabilities over assets of the scheme is provided for through comprehensive income. Furthermore under FAS 87 a minimum pension liability is recognized through other comprehensive income in certain circumstances when there is a deficit of plan assets relative to the projected benefits obligation. The application of US GAAP has resulted in a decrease of £0.9 million in the income statement and £24.7 million (after tax of £10.6 million) in other comprehensive income in 2002, and an increase of £0.4 million and £2.0 million in the income statement in 2001 and 2000 respectively. Shareholders’ equity has decreased by £33.8 million at September 30, 2002 and increased by £2.4 million as at September 30, 2001.

(f)  Subsidiary preferred stock/minority interests.    UK GAAP and the Group’s UK accounting policies for subsidiary preferred stock are discussed in detail in note 17 of the 2002 financial statements. US GAAP requires that subsidiary preferred stock be classified as minority interest in the Group balance sheet with the dividends paid by the subsidiary charged to minority interest expense. For US GAAP, dividends are recognized as declared while UK GAAP provides that they be included in the period to which they relate on an accrual basis. These accounting differences have had no material effect on net income or shareholders’ equity for any periods presented.

Under UK GAAP, the offering cost for these subsidiary preferred stock issues are offset against the carrying value of the issued security as a discount and amortized in the profit and loss account over the estimated life of the securities. Under US GAAP these offering costs are charged directly against additional paid in capital, a sub-account of stockholders’ equity. During 1995, the offering costs related to the $215 million QUIPS issue resulted in a decrease in shareholders’ equity for US GAAP of £5.3 million. For 2002, 2001, and 2000 the application of US GAAP has increased net income by £0.6 million in 2002 and £0.5 million in the other years.

(g)  Business process reengineering costs.    Under UK GAAP costs to reengineer software and information systems are capitalized and amortized over their useful life. Under US GAAP costs

NOTES TO THE ACCOUNTS

incurred in the preliminary project stage (generally the stage involved with the assessment of needs, the evaluation of alternatives and the final selection process) and the post-implementation stage (generally the stage involved with training and on-going support) are expensed as incurred. The costs under UK GAAP were fully amortized at September 30, 2001, thus there is no effect on shareholders’ equity or net income for the year ended September 30, 2002. The application of US GAAP resulted in increases of £1.2 million and £1.1 million during 2001 and 2000 respectively. Shareholders’ equity as of September 30, 2000 decreased by £1.2 million but there was no further adjustments required at September 30, 2001 or 2002.

(h)  Capitalization of interest and other costs.    Under UK GAAP, prior to the implementation of FRS 15 for the year ended September 30 2000, income or expense arising during the development period of a property and interest on borrowings used to finance property development were capitalized net (after taxation). The application of FRS 15, during the year ended September 30, 2000 has resulted in capitalization during the development period being capitalized gross (before taxation) .

Interest costs, which are based on all financing sources and net income or expense arising during the development period of a property may be capitalized in accordance with the criteria set out in the Group’s accounting policies in note 1.

Under US GAAP, gross interest costs (before tax) are capitalized during the period of construction through the date of substantial completion but no longer than one year after the cessation of major construction activity. Such interest cost, based on specific borrowings or the average borrowing rate, is included in the property cost. Other than incidental operating income, which may be credited against construction costs, all operating income and expenses are included in earnings as accrued.

Following the implementation of FRS 15 and the restatement of the 1999 results there is no adjustment to net income under US GAAP. Shareholders’ equity increased by £3.4 million at September 30, 2002 and by £3.6 million at September 30, 2001.

(i)  Income taxes.    Following the adoption of FRS 19 in the current year, UK GAAP requires provision to be made in respect of most timing differences that have originated but not reversed at the balance sheet date where an event has occurred that results in an obligation to pay more or less tax in the future by the balance sheet date. Provision is not made in respect of capital gains which might be realized if properties were sold at the net amount at which they are included in the financial statements unless by the balance sheet date a binding agreement has been entered into to sell the properties. Provision is made in respect of gains on disposal of assets that have been rolled over into replacement assets only where there is a commitment to dispose of the replacement assets. Provision is not made in respect of the remittance of a subsidiary or joint venture’s earnings that would cause tax to be payable where no commitment has been made to the remittance of the earnings. Deferred tax assets are recognised to the extent that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. US GAAP requires the recognition of the tax effect of any differences between amounts recorded for financial statement purposes and the respective tax basis including, in certain circumstances, differences between the carrying value of subsidiary net assets and its investment tax base held by the parent, and for any tax credit carry forwards except that deferred tax assets are not recognized, if it is more likely than not that they will not be realized.

Prior to September 30, 2000 under UK GAAP, the tax benefits of ordinarily tax deductible construction additions, primarily development interest expenses and operating expenses arising during the development period, were credited to construction costs and not included in the calculation of the

NOTES TO THE ACCOUNTS

current year tax provision Under US GAAP, and following the implementation of FRS 15 for UK GAAP, these ordinary tax deductions are included in the calculation of the currently payable tax expense.

Differences also arise regarding the recognition of deferred taxes from an acquisition. The Group has adopted SFAS No. 109, “Accounting for Income Taxes” for all periods affected by the US GAAP reconciliation, including all prior significant acquisitions. In accordance with SFAS No.109 an allocation of deferred taxes must be made among members of a consolidated tax group that issue separate financial statements. The method of allocation must be systematic, rational and consistent with the broad principles established by SFAS No. 109. Allocating the tax benefits of a parent to a subsidiary with income in the absence of consolidated financial statements is not a permissable method of allocation for the preparation of separate financial statements for the subsidiary under US GAAP. To the extent that the parent contributes such tax benefits to the subsidiary without commensurate consideration, a capital contribution is deemed to have occurred. As at September 30, 2002 this amounted to £38.8 million (2001: £23.7 million).

The application of US GAAP in the case of deferred taxes resulted in a decrease in the Group’s comprehensive income of £14.9 million in 2002, of which a £25.5 million decrease is shown in net income and a £10.6 million increase in other comprehensive income, and a decrease in net income of £114.9 million and £69.6 million in 2001 and 2000. Shareholders’ equity decreased by £74.9 million and by £60.0 million as of September 30, 2002 and 2001 respectively.

(j)  Current assets and liabilities.    Under UK GAAP current assets may include amounts which fall due after more than one year and non-current liabilities and charges may include amounts due within one year. Under US GAAP, real estate companies generally do not provide a current/non-current classified balance sheet.

(k)  Investments in marketable securities.    UK GAAP requires that investments in marketable securities that are expected to be sold before maturity be recorded at the lower rate of net realizable value or historical cost. Under US GAAP, SFAS No 115, ‘Accounting for Certain Investments in Debt and Equity Securities’, investments are classified as trading, available-for-sale and held-to-maturity. Trading Securities are investments bought and held principally for the purpose of selling them and are reported at fair value, with unrealized gains and losses included in earnings. Held-to-maturity securities are debt investments that the Group has the intent and ability to hold-to-maturity and are reported at amortized cost. Available-for-sale securities are investments not classified as either trading or held to maturity and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity.

(l)  Reserve accounting and other components of stockholders’ equity.    Under UK GAAP, certain gains or losses may be charged directly to reserves, a separate component of stockholders’ equity. Other than certain fair value adjustments related to investment securities, certain derivatives considered to be cash flow hedges, related deferred tax calculations and the effects of currency translation, which are considered to be a part of other comprehensive income, all results of operations for US GAAP flow through earnings.

(m)  Foreign currency translation.    As allowed by UK GAAP, the Group translates the results of overseas subsidiaries into sterling at the closing rates of exchange at the end of the period. US GAAP requires the results of overseas subsidiaries to be translated into sterling at the average rates of exchange during the period.

NOTES TO THE ACCOUNTS

(n)  Cash flow statements.    The principal differences between cash flow statements prepared in conformity with UK GAAP and those prepared in conformity with US GAAP are as follows:

Under UK GAAP the Group complies with Financial Reporting Standard No. 1 (Revised) “Cash Flow Statements” (FRS 1-Revised). Its objective and principles are similar to those set out in SFAS No. 95 “Statement of Cash Flows”. The principal difference between the standards is in respect of classification. Under FRS 1 (Revised), the Group presents its cash flows for: (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure; (e) management of liquid resources; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities and cash flows arising from management of liquid resources would be included as cash and cash equivalents, except for those liquid resources which have original maturities of three months or more, under SFAS No. 95. In addition, under FRS 1 (Revised) cash includes only cash in hand plus deposits repayable on demand, less overdrafts repayable on demand. Under SFAS No. 95 cash and cash equivalents include all highly liquid short-term investments with original maturities of three months or less.

(o)  Comprehensive income.    SFAS No. 130 “Reporting Comprehensive Income” established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The impact to other comprehensive income/(loss) under US GAAP in the year ended September 30, 2002 was a loss of £24.7 million. There was no impact for the years ended September 30, 2001 and 2000.

New US Accounting Standards and Pronouncements applicable to the Group

(p) SFAS No. 141 “Business Combinations” was issued in June 2001 and supersedes APB Opinion No. 16, its interpretations and various related pronouncements governing accounting for business combinations. Pursuant to SFAS No. 141, all business combinations must be accounted for as purchases and the pooling-of-interests method is no longer permitted under any circumstances. The Statement does not fundamentally change the manner in which purchase accounting is applied, but does provide new guidance for recognizing intangible assets, except for goodwill and the treatment of negative goodwill. An intangible asset should now be recognized if it arises from contractual or other legal rights and if its capable of being separated from the acquiring entity and therefore can be sold, transferred, licensed, rented or exchanged on its own, regardless of whether the entity has any intention of doing so. Negative goodwill, the excess of the amount of the purchase price assigned to assets and liabilities over the cost of the acquired entity, still remaining after the pro rata allocation to all qualified assets should be generally reported in the income statement as an extraordinary gain for the period in which the business combination is completed. Prior accounting treatment was for negative goodwill to be carried on the balance sheet and amortized to the income statement. SFAS No. 141 was effective for business combinations initiated after June 30, 2001. The carrying amounts of previously acquired intangibles that do not meet the criteria in SFAS No. 141 for recognition should be classified as goodwill on the date the Statement is first applied, which for MEPC is expected to be the fiscal year ending September 30, 2003. The Statement is not expected to have a material effect on net income or shareholders’ equity.

(q) SFAS No. 142 “Goodwill and Other Intangible Assets” was issued in June 2001 and supersedes APB Opinion No 17 and its related interpretations. The Statement provides new guidance regarding the accounting for the acquisition of intangibles, except those acquired in a business combination, and the subsequent accounting for intangibles, including goodwill, after its initial recognition. Acquired intangibles should be recognized at fair value. An intangible’s subsequent accounting is determined based on its useful life. Intangibles with a finite life should be amortized over

NOTES TO THE ACCOUNTS

that period but not below its estimated residual value. Such intangibles are subject to review for potential impairment in accordance with SFAS No. 121. Intangibles with an indefinite life should not be amortized and are tested for impairment at least annually based on a comparison of the carrying amount to fair value. Goodwill arising from a business combination is not amortized and is subject to impairment testing based on a “reporting unit level”. At least annually and more frequently if circumstances so warrant, the fair value of the reporting unit is compared to the carrying amount of the reporting unit’s assets, including goodwill, and liabilities. If the carrying amount exceeds the fair value, an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied value of goodwill. Implied goodwill is the theoretical value of goodwill if the reporting unit’s assets and liabilities were stated at fair value, as if SFAS No. 141 were applied, and compared to the carrying value as of that date. Goodwill recognized from an investment accounted for under the equity method is not amortized and is tested for possible reduction in carrying value in accordance with APB Opinion No. 18. SFAS No. 142 is effective for MEPC for the fiscal year ending September 30, 2003; however, intangibles and goodwill resulting from business combinations subsequent to June 30, 2001 shall be accounted for in accordance with SFAS No. 142 regardless of whether the Statement has been adopted or not. MEPC does not expect that SFAS No. 142 will have a material effect on net income or shareholders’ equity.

(r)  SFAS No. 143 “Accounting for Asset Retirement Obligations” was issued in June 2001 and establishes standards for asset retirement obligations, legal obligations associated with the sale, abandonment, disposal or other non-temporary removal from operation of a long-term tangible asset (“ARO”). An ARO should be recognized at fair value as incurred or at such later time as the fair value can be reasonably estimated. The fair value is generally defined as the amount at which the obligation could be settled between willing third parties in the ordinary course of business. The ARO is recorded as a liability and an increase in the carrying amount of the related long-term asset. The carrying amount of the asset should be charged to the income statement based on a systematic and rational method, similar to depreciation, and tested for impairment in accordance with SFAS No. 121. Subsequent remeasurement of the ARO due to the passage of time or discounting (for example increases in the present value of the ARO) should be recognized based on the interest method and charged to the income statement as “accretion expense”. Changes in the ARO due to changes in the amount or timing of the obligation (both an increase or decrease) should be recognized as a change in estimate with an adjustment to the liability and the long-term asset. SFAS No. 143 will not be effective for MEPC until its fiscal year ending September 30, 2003. MEPC does not anticipate adopting the Statement until that time and accordingly, has not made a complete evaluation of the Statement.

(s)  SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” was issued in August 2001 and provides additional guidance for the recognition and measurement of impairment losses for certain types of long-lived assets, including assets under capital leases of lessees, assets subject to operating leases of lessors and prepaid assets. The Statement retains the major concepts of SFAS No. 121 but provides for a probability-weighted cash flow approach to deal with situations where there are a range of possible future cash flows and establishes a “primary-asset” approach where the lowest level of grouping should be used for testing. Estimates of future cash flow are now specified to represent only those directly associated with the intended use and ultimate disposition of the asset. For assets to be disposed of by sale, the Statement establishes more proscriptive rules to determine if an asset is held for sale, including that the asset is sellable in its current state, an active program to locate a buyer has commenced and it is unlikely that significant changes to the disposal plan will be made or the plan itself withdrawn. If the decision is made that an asset held for sale will not be sold, the asset will be reclassified as held and used and recorded at the lesser of a) the asset’s carrying amount before it was held for sale, less depreciation or amortization that would have been recognized or b) the fair value of the asset at the date of the decision not to sell. Any resulting loss should be charged to

NOTES TO THE ACCOUNTS

income. SFAS No. 144 also changed the accounting for discounted operations. The Statement expanded the scope to include any component of the business provided that its operations and cash flows have or will be eliminated from ongoing operations and there will be no significant continuing involvement after its disposition. In addition, losses from the disposal are reported as incurred and are not to be accrued as of the date the component is reported as a discontinued operation. Generally SFAS No. 144 is not effective for MEPC until its fiscal year ending September 30, 2003. This Statement is not expected to have a material effect on net income or shareholders’ equity, although, based on current interpretations, each property sale will be considered a sale of a component of the business if certain criteria are met and will accordingly result in increased discontinued operations disclosure.

(t)  Statement of Position No. 01-06 “Accounting by Certain Entities that Lend to or Finance the Activities of Others” was issued in February 2002 and for MEPC provides more proscriptive rules regarding the accounting for trade receivables and lending to others. These rules relate to the measurement of loans not held for sale and recording of credit losses and off-balance sheet risks and income related to prepayment penalties. The SOP also provides for additional accounting policy disclosures related to the basis of accounting for loans, including their classification, the method for determining lower of cost or fair value, the method for recognizing interest income and estimating allowances for loan losses. SOP No. 01-06 is not effective for MEPC until its fiscal year ending September 30,2003. The SOP is not expected to have a material effect on net income or shareholders’ equity.

(u)  SFAS No. 145 “Rescission of FASB Statements 4,44 and 64, Amendment of FASB Statement 13, and Technical Corrections” was issued in May 2002. Related to MEPC’s business, the Statement eliminates the early extinguishment of debt as an extraordinary transaction and clarifies that the modification from a capital lease to an operating lease is substantively accounted for as a sale-leaseback. SFAS 145 is not expected to have a material effect on net income or shareholders’ equity and is not effective for MEPC until its fiscal year ending September 30, 2003.

(v)  SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” was issued in August 2002. The Statement changes the recognition date for liabilities related to a business exit, restructuring or disposal from the date the company made a commitment to an exit plan to the date an obligation is incurred and the company has little or no discretion to avoid future payment. For one-time termination benefits this is generally the date certain specific parts of the plan are communicated to employees and the actions required to complete the plan indicate that it is unlikely that significant changes will be made or the plan withdrawn. For contract termination costs and other costs, the liability should be recognized when the contract is terminated or the cost incurred. All liabilities are recognized at fair value with changes due to revised estimates recorded in the same line item as the original expense was recorded and changes due to the passage of time as interest expense. SFAS No.146 is effective for exit or disposal activities after December 31, 2002. Management has not yet determined the effect of the Statement on its financial statements.

(w)  FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued in November 2002. The interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Management has not yet determined the effect of the Interpretation on its financial statements.

(x)  FASB Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.”    This interpretation addresses the consolidation by business enterprises of variable

NOTES TO THE ACCOUNTS

interest entities as defined in the interpretation. The interpretation applies immediately to variable interests in variable interest entities obtained after January 31, 2003. The application of this interpretation is not expected to have a material effect on net income or shareholders’ equity.

Other UK financial statements

(a)  In addition to the consolidated profit and loss account, balance sheet and cash flow statements under UK GAAP the Group is required to present other primary statements which are not required under US GAAP. The statement of total recognized gains and losses reports gains and losses which are not recorded in the income statement under UK GAAP. Also required is a reconciliation of the movement in shareholders’ funds and a note reconciling profit before taxation to profit achieved if historical cost accounting principles had been adopted.

Reconciliation

The following table summarizes the effect on profit attributable to shareholders adjusted for parent preference dividends (‘net income’) and other comprehensive income/(loss) of differences between UK GAAP and US GAAP for the three years ended September 30, 2002.

	Year ended September 30
	Reference in notes	2002	2002	2001 (restated- note 1)	2000 (restated- note 1)
		US$m	£m	£m	£m
Net income as reported under UK GAAP		88.2	56.2	90.3	27.9
Significant US GAAP adjustments:
Gains on sale of real estate	(a)	116.8	74.4	195.6	526.5
Loss on sale of joint venture	(a)	(4.1)	(2.6)	–	–
Equity earnings of investments in real estate joint ventures, primarily depreciation and amortization	(a)	(1.4)	(0.9)	(6.8)	(2.3)
Depreciation and amortization	(a), (c)	(30.3)	(19.3)	(33.7)	(39.2)
Lease adjustments	(b)	9.4	6.0	1.1	(12.5)
Fair value adjustments to financial instruments	(c)	15.1	9.6	45.0	9.4
Exceptional finance costs	(c)	(13.5)	(8.6)	(8.8)	110.0
Supplementary bonus provision	(d)	(38.2)	(24.3)	44.5	–
Prepaid pension costs	(e)	(1.4)	(0.9)	0.4	2.0
Subsidiary preference share issue costs	(f)	0.9	0.6	0.5	0.5
Business process reengineering costs	(g)	–	–	1.2	1.1
Income taxes	(i)	(40.0)	(25.5)	(114.9)	(69.6)

Net income/(loss) under US GAAP		101.5	64.7	214.4	553.8
Other comprehensive income/(loss)
Minimum pension liability (after tax adjustment of $16.6m, £10.6m)	(o)	(38.8)	(24.7)	–	–

Comprehensive income under US GAAP		62.7	40.0	214.4	553.8

NOTES TO THE ACCOUNTS

The following table summarizes the effect on shareholders’ equity of differences between UK GAAP and US GAAP as at September 30, 2002 and 2001.

	Reference in notes		2002	2002	September 30 2001 (restated- note 1)
			US$m	£m	£m
Shareholders’ equity as reported under UK GAAP			3,163.6	2,015.0	1,947.8
Significant US GAAP adjustments:
Adjustment of property values to historical cost, net of impairment adjustments	(a) to (c)		(521.1)	(332.0)	(372.5)
Investments in real estate joint ventures, primarily accumulated depreciation and revaluation	(a	)	(2.7)	(1.7)	(7.5)
Fair value adjustments to financial instruments	(c	)	36.6	23.3	13.7
Exceptional finance costs	(c	)	145.4	92.6	101.2
Supplementary bonus provision	(d	)	31.7	20.2	44.5
Prepaid pension costs	(e	)	(53.1)	(33.8)	2.4
Subsidiary preference share issue costs	(f	)	(2.5)	(1.6)	(2.2)
Business process reengineering costs	(g	)	–	–	–
Capitalization of interest and other costs	(h	)	5.3	3.4	3.6
Income taxes	(i	)	(117.6)	(74.9)	(60.0)
Contributed capital from Leconport	(i	)	60.9	38.8	23.7

Shareholders’ equity under US GAAP(1)			2,746.5	1,749.3	1,694.7

For US GAAP presentation purposes the components of UK GAAP minority interests and shareholders’ equity would be as follows:
Minority interests:
Company obligated redeemable preferred securities of a subsidiary partnership holding solely capital interests issued by MEPC Limited(2)			189.5	120.7	127.3
Other			14.8	9.4	6.5
Shareholders’ equity			3,163.6	2,015.0	1,947.8
Other balance sheet items that are significantly different under US GAAP are as follows:
Total assets			4,326.8	2,755.9	2,779.0
Total liabilities(1)			1,387.7	883.9	950.5
Investment, development and trading properties
Cost			1,540.3	981.1	1,139.0
Accumulated depreciation			(129.5)	(82.5)	(72.0)

			1410.8	898.6	1,067.0

The following notes refer to the tables above.

(1)	Excludes minority interests
(2)

On September 21, 1995, MEPC international Capital, L.P., (“MEPC International”), a consolidated wholly-owned subsidiary of MEPC, issued $215,000,000 of 9 1/8% Cumulative Guaranteed Quarterly Income Preferred Securities (the “Preferred Securities”). In connection with MEPC International’s issuance of the Preferred Securities and the related assumption by MEPC of all the general partnership interests in MEPC International, MEPC issued to MEPC International $217,171,725 principal amount of its 9 1/8% Cumulative Capital Interests, Series A (the “Capital Interests”). The sole assets of MEPC International are the Capital Interests. The dividend and

NOTES TO THE ACCOUNTS

other payment dates on the Capital Interests correspond to the dividend and other payment dates on the Preferred Securities. The Preferred Securities and the Capital Interests are redeemable at the option of MEPC and MEPC International, respectively, on or after September 21, 2005, at a redemption price of $25 per Preferred Security or Capital Interest, as the case may be, plus accrued and unpaid dividends. MEPC’s obligations under the Capital Interests, the Amended and Restated Agreement of Limited Partnership of MEPC International and the Guarantee relating to the Preferred Securities, taken together, constitute a full and unconditional guarantee by MEPC of payments due on the Preferred Securities.

29    Companies Act 1985

The consolidated financial statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the years ended September 30, 2002 and 2001 have been filed with the United Kingdom’s Registrar of Companies. The auditor has reported on these accounts. The reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Act.

SCHEDULE II

		Additions		Deductions
Description	Balance at Beginning of period	Charged to costs and expenses	Charged to other Accounts*	Write-off Tenant Balances	Balance at end of period
	£ millions	£ millions	£ millions	£ millions	£ millions
BAD DEBT PROVISION MOVEMENTS
Year ended September 30, 2000	(4.5)	(1.1)		2.4	(3.2)

Year ended September 30, 2001	(3.2)			1.1	(2.1)

Year ended September 30, 2002	(2.1)	(1.3)		–	(0.8)

SCHEDULE III

MEPC LIMITED AND SUBSIDIARIES

AT SEPTEMBER 30, 2002

(Real estate and accumulated depreciation as expressed in £ millions)

	Initial cost to company				Gross amount at which carried at close of period
Description	Number of properties	Land	Buildings and Improvements	Improvements and Carrying Costs Capitalized Subsequent to acquisition	Total land	Total Buildings and Improvements	Total	Accumulated Depreciation	Year of Construction/ Renovation	Year Acquired	Lives on which depreciation to latest income statements is computed
		(note 3)		(note 3)
Business space
Chineham Business Park, Basingstoke, Hampshire	1	29	105		29	105	134	8	Current	1997	50
Leavesden Aerodrome, Nr Watford, Hertfordshire	1	10	106		10	106	116	1	Current	2000	50
Uxbridge Park, Uxbridge	1	9	61		9	61	70	5	N/A	1997	50
Callaghan Square, Cardiff	1	2	26		2	26	28	1	Current	2000	50
Hillington Industrial Estate, Glasgow	1	14	59		14	59	73	6	N/A	1996	50
Milton Park, Abingdon, Oxfordshire	1	11	177		11	177	188	27	N/A	1985	50
Birchwood Park, Warrington	1	7	71		7	71	78	4	N/A	1998	50
Axis Park, Langley	1	3	23		3	23	26	1	2001	1998	50
Granta Park, Cambridgeshire	1	–	82		–	82	82	3	Current	1996	50
South Marston Park, Swindon	1	2	11		2	11	13	1	Current	2000	50
Manston Park, Kent	1	1	5		1	5	6	1	Various	Various	50
Outlet centres
Clarks Village, Street, Somerset	1	–	67		–	67	67	12	2001	1995	25
The Yorkshire Outlet, Doncaster, South Yorkshire	1	5	48		5	48	53	8	N/A	1997	30
K Village, Kendal	1	–	6		–	6	6	2	N/A	1995	30
Royal Quays Outlet Center, North Shields	1	3	19		3	19	22	2	2001	1996	30
Atlantic Village, Bideford	1	1	18		1	18	19	1	2000	1999	30

GROUP TOTAL	16	97	884		97	884	981	83

Notes:

(1)	The schedule has been prepared using US GAAP financial information.
(2)	The schedule includes 16 investment and development properties.
(3)	The determination of improvements and carrying costs capitalized subsequent to acquisition is not practicable and, accordingly, they are included in improvements.
(4)	The changes in the total cost of properties for the three years ended September 30, 2002 are as follows:

	Years ended September 30
	2002	2001	2000
		£ millions
Balance at beginning of year	1,139	2,552	3,358

Additions during year:
Acquisitions	–	–	292
Improvements	78	277	374
Translation adjustments	–	–	–

Total additions	78	277	666

Deductions during year:
Cost of real estate sold	(236)	(1,690)	(1,472)
Translation adjustments	–	–	–

Total deductions	(236)	(1,690)	(1,472)

Balance at end of year	981	1,139	2,552

(5)	The changes in accumulated depreciation and amortization of real estate investments for the three years ended September 30, 2002 are as follows:

	Years ended September 30
	2002	2001	2000
		£ millions
Balance at beginning of year	72	171	336

Additions during year:
Depreciation	20	34	39
Translation adjustments	–	–	–

Total additions	20	34	39

Deductions during year:
Accumulated depreciation on real estate sold	(9)	(133)	(204)
Translation adjustments	–	–	–

Total deductions	(9)	(133)	(204)

Balance at end of year	83	72	171

(6)	Properties with no land value are held under the provisions of individual land leases.

Exhibit Index

Exhibit Number	Description

1.1 & 1.2*	Memorandum and Articles of Association of MEPC Limited.

7	For a statement of how ratio of earnings to fixed charges information was calculated, see note 4 of “ITEM 3.A: Selected Financial Data”.

8	List of subsidiaries.

10.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act.

*	Previously filed as exhibits to the Annual Report on Form 20-F for the fiscal year ended September 30, 2000 and incorporated herein by reference.

1