Form 20-F
period 2003-09-30
MEPC PLC
filed 2004-03-31
CIK 1000381

As filed with the Securities and Exchange Commission on March 31, 2004.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐ Registration statement pursuant to Section 12(b) or Section 12(g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2003

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the financial year ended September 30, 2003

Commission file number 1-13942

MEPC Limited

(Exact name of Registrant as specified in its charter)

England & Wales

(Jurisdiction of incorporation or organization)

4th Floor, Lloyds Chambers, 1 Portsoken Street, London E1 8LW, England

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

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☒ Item 18 ☐

Introduction	2

PART I

PART II

PART III

ITEM 17:	Financial Statements	50

ITEM 19:	Exhibits	51

Note: Items not listed above have been omitted, as they are not applicable

Introduction

MEPC Group’s financial statements, that form part of this Annual Report on Form 20-F, are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which differ in some respects from accounting principles generally accepted in the United States of America (US GAAP). Information relating to the nature and effect of such differences is presented in note 28 to the Group financial statements.

In this Annual Report, references to “US dollars”, “US $” or “$” are to United States currency and references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to United Kingdom currency References to “£m” are to millions of pounds sterling. Solely for convenience, this Annual Report contains translations of selected pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts represent such US dollar amounts or could be converted into US dollars at the rates indicated or at any other rate. The Noon Buying Rate, as defined below, on a particular date may differ from the convenience translation rate and the actual rates used in the preparation of the Group’s financial statements. Unless otherwise stated, the translations of pounds sterling into US dollars appearing in this Annual Report have been made at the Noon Buying Rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York on September 30, 2003 of £1.00 = $1.66.

As used in this Annual Report the terms “the Company”, “MEPC”, “we”, “our” and “us” refer to MEPC Limited alone or together with its subsidiaries, as the context so permits, and the terms “MEPC Group” or “Group” refers to MEPC Limited together with its subsidiaries. References in this Annual Report to a particular year are to the financial year unless otherwise indicated. Tabulations of capital values for properties include investment, development and trading properties.

PART I

ITEM 3:     Key Information

ITEM 3.A:    Selected Financial Data

The following table sets forth selected consolidated financial data for, and as at the end of, the five financial years ended September 30, 2003, and is qualified by reference to, and should be read in conjunction with, the Group financial statements, the notes related thereto included in “Item 17: Financial Statements” and “Item 5: Operating and Financial Review and Prospects”. The consolidated financial data for, and as of the end of, each of the five financial years in the period ended September 30, 2003 under UK GAAP, is derived from the audited Group financial statements, which have been audited by its independent auditors. The 1999 to 2001 data has been restated for FRS 19. The audited Group financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. A reconciliation of such differences is set forth in note 28 of the financial statements.

	2003	2003	2002	2001	2000	1999
	$	£	£	£	£	£
	(in millions, except ratios and per share information)
Amounts in accordance with UK GAAP:

Income statement	Year end September 30,
Gross rental income and other charges (1)	138	83	88	141	294	282
Net income from properties (2)	93	56	61	95	205	196
Share of operating profit in joint ventures/associates	7	4	26	29	10	3
Supplementary bonus	–	–	–	(73)	–	–
Reorganization costs	–	–	–	–	(13)	–
Income from operations	80	48	54	16	182	189
Net (losses)/gains on fixed asset disposals	(3)	(2)	6	35	39	4
Exceptional finance costs	–	–	–	–	(126)	–
Profit attributable to Ordinary Shareholders (3)	25	15	56	90	28	96
Income from operations per ordinary share	N/A	N/A	N/A	N/A	N/A	54.5p
Diluted net income per ordinary share	N/A	N/A	N/A	N/A	N/A	27.7p
Dividends per Ordinary Share	1.52	0.92	–	1.43	–	0.13
Ratio of earnings to fixed charges (4)	1.16	1.16	1.37	0.95	0.8	1.69

Balance sheet	At September 30,
Total assets	4,240	2,554	2,995	3,107	3,714	4,066
Total liabilities (5)	1,463	881	980	1,159	1,400	1,917
Long-term obligations	618	372	474	749	812	1,233
Shareholder’s funds (including non-equity share capital)	2,777	1,673	2,015	1,948	2,312	2,148
Number of ordinary shares	350	350	350	350	350	347
Capital stock	176	106	106	106	106	105
Net asset value per Ordinary Share	7.93	4.78	5.76	5.57	6.61	6.19
Ratio of net debt to equity (6)	40%	40%	30%	32%	20%	67%
Ratio of gross debt to equity (7)	40%	40%	34%	42%	44%	68%

	2003	2003	2002	2001	2000	1999
	$	£	£	£	£	£
	(in millions, except ratios and per share information)
Amounts in accordance with US GAAP:

Income statement	Year end September 30,
Net income from properties (2)	60	36	42	61	166	143
Income/(loss) from operations	27	16	(25)	27	143	136
Net (loss)/income	(38)	(23)	40	214	554	(65)
Income from operations per ordinary share	N/A	N/A	N/A	N/A	N/A	39.2p
Net loss per share	N/A	N/A	N/A	N/A	N/A	(18.8)p
Number of ordinary shares	350	350	350	350	350	347
Capital stock	176	106	106	106	106	105
Dividends per Ordinary Share	1.52	0.92	–	1.43	.02	.16
Ratio of earnings to fixed charges (4)	0.66	0.66	1.45	3.29	4.35	1.36
Funds from operations (8)	10	6	115	144	428	61
Ratio of funds from operations before fixed charges to fixed charges (9)	1.1	1.1	2.2	2.2	3.8	1.3

Amounts in accordance with US GAAP:

Balance sheet	At September 30,
Total assets	1,681	1,013	2,756	2,779	3,337	3,298
Total liabilities, excluding minority interests	1,301	784	884	950	1,248	1,749
Long-term obligations	583	351	451	806	843	1,274
Shareholders’ equity (including non-equity share capital)	186	112	1,749	1,695	1,957	1,410
Number of ordinary shares	350	350	350	350	350	347
Capital stock	176	106	106	106	106	105

Notes:

(1)	Gross rental income for the years 1999 to 2003 comprise only UK operations.
(2)	Net income from properties consists of gross rents, amortization of leasehold properties and other property outgoings less recoveries from tenants. Property depreciation is utilized in determining US GAAP net income.
(3)	Profit attributable to Ordinary Shareholders in accordance with UK GAAP is adjusted for dividends on parent preference shares to determine the equivalent of net income under US GAAP.
(4)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of (a) earnings before income taxes, (b) the amount of previously capitalized interest amortized and (c) fixed charges to the extent that such charges are included in the determination of earnings including interest rate swap termination charges. Fixed charges consist of (a) interest on indebtedness (whether expensed or capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness (whether expensed or capitalized), (c) preferred stock dividend requirements of subsidiaries increased to reflect the applicable effective income tax rate and (d) the portion of rent expense representative of interest cost. Fixed charges in accordance with US GAAP exclude fair value adjustments to the income statement for interest rate swap activities that do not qualify for hedge accounting.
(5)	Total liabilities comprise minority interests, amounts due to creditors and provisions for liabilities and charges.
(6)	The net debt to equity ratio is the percentage of net debt (loan capital and bank overdrafts reduced by cash) to shareholders’ funds excluding preferred shares issued by MEPC at each balance sheet date.
(7)	The gross debt to equity ratio is the percentage of gross debt (loan capital and bank overdrafts) to shareholders’ funds excluding preferred shares issued by MEPC at each balance sheet date.
(8)	MEPC has presented Funds from Operations as it believes it is an important and useful additional performance measure that has gained sufficient acceptance as a supplement to net income because net income is predicated on generally accepted accounting principles, which give effect to non-cash items such as depreciation. However, Funds from Operations should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flows as a measure of liquidity. Funds from operations do not represent net income and are computed for each of the five years ended September 30, 2003 as follows (amounts in millions):

	Year ended September 30,
	2003	2003	2002	2001	2000	1999
	$	£	£	£	£	£
Comprehensive (loss)/income in accordance with US	(38)	(23)	40	214	554	(65)
Add/(deduct):
Depreciation and amortization of properties	38	23	22	40	39	54
(Gains) on asset disposals represented by accumulated depreciation	(8)	(5)	(15)	(62)	(122)	(50)
Fair market provision/(benefit) on swaps	5	3	(10)	(45)	2	3
Exceptional finance costs	13	8	9	9	(110)	–
Deferred tax (income) expense	(18)	(11)	15	34	63	101
Supplementary bonus provision	33	20	24	(44)	–	–
Other provisions	(15)	(9)	30	(2)	2	18

Funds from Operations	10	6	115	144	428	61

Adjustments for other non-recurring items primarily include equity minority interest charges. Funds from Operations do not represent cash flows from operations and are not necessarily indicative of cash available to fund cash flow requirements. Cash inflow/(usage) in accordance with US GAAP is as follows (amounts in millions):

	Year ended September 30,
	2003	2003	2002	2001	2000	1999
	$	£	£	£	£	£
Operating activities	(48)	(29)	43	5	(69)	(69)
Investing activities	516	311	(9)	361	1,055	(462)
Financing activities	(584)	(352)	(159)	(715)	(460)	366

(9)	The ratio of funds from operations before fixed charges to fixed charges is comprised of funds from operations plus fixed charges, divided by fixed charges. See note (8) above for the definition of funds from operations and fixed charges. Funds from operations before fixed charges should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flows as a measure of liquidity.

Exchange Rate Data

The following table sets forth, for the periods and dates indicated, certain information regarding the US dollar/pound sterling exchange rate, based on the Noon Buying Rate, expressed in US dollars per £1.00.

	Period End	Average Rate(1)	High	Low
Fiscal Year ended September 30, 1999	1.65	1.63	1.72	1.55
Fiscal Year ended September 30, 2000	1.48	1.56	1.68	1.40
Fiscal Year ended September 30, 2001	1.47	1.44	1.50	1.37
Fiscal Year ended September 30, 2002	1.57	1.47	1.58	1.41
Fiscal Year ended September 30, 2003	1.66	1.60	1.68	1.54
Month July 2003	1.61	1.62	1.67	1.59
Month August 2003	1.58	1.59	1.62	1.57
Month September 2003	1.66	1.61	1.66	1.57
Month October 2003	1.70	1.68	1.70	1.66
Month November 2003	1.72	1.69	1.72	1.66
Month December 2003	1.79	1.75	1.79	1.72

(1)	Yearly average relates to the Noon Buying Rates on the last business day of each month during the relevant period.

On March 22, 2004, the Noon Buying Rates was £1.00 = $1.85.

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

Our business is concentrated in the United Kingdom and on the business space sector, leading to risks because our portfolio is not diversified

Our investments are now entirely in the United Kingdom and increasingly focused on business space with no remaining exposure to city center offices and greatly reduced exposure to retail properties. See “ITEM 4.A: History and Development.” Accordingly, adverse changes in the U.K. economic climate or in our chosen business space sector could have a negative impact on our financial performance.

From 2003 not all of our interest cost of borrowing is fixed; consequently there is a risk that our cost of borrowing will rise if market interest rates rise.

From 2003, approximately 50 percent of our net debt for the following two years is at floating rates of interest and thereafter 100 percent of our net debt is at floating rates. We will therefore be obligated to pay current market rates of interest. In relation to the fixed element of our debt if interest rates fall we will not benefit from the reduction in market interest rates.

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

ITEM 4:    Information about MEPC

ITEM 4.A:    History and Development

We are a property investment company whose main focus is to utilize our property management expertise to create value by actively managing our income-producing properties and exploiting appropriate development opportunities mainly from within our own portfolio of properties.

Beginning in the 1970s and continuing through 1995, we had substantial operations in continental Europe, America and Australia. We disposed of substantially all of our operations in continental Europe in 1996 and 1998 and in America and Australia in 1998. We now focus solely on the UK property market.

We believe that it is strongly in our shareholder’s interests to concentrate our resources on our business space activities which involves the development, ownership and operation of large office parks and industrial parks, collectively referred to as “business parks”, and other industrial properties. We believe that the combination of our business park portfolio, proven operational capabilities, and a large pipeline of business space development opportunities represents a market position which can be developed faster and more profitably through a fully focused approach.

We have now substantially completed the disposal of our non business space assets which resulted in the realization of substantial cash proceeds. The cash proceeds, which we believed to be in excess of our short term cash requirements, were remitted to our shareholder, Leconport Estates, either by way of loan or dividend. Currently the amount owed to us by Leconport Estates is £1,344.8 million which is interest bearing and fully repayable to us on 14 days notice. We have continued to invest in our business parks by way of development and refurbishment as market demand for space permits and retain a significant investment in retail factory outlet properties which we expect will be realised when we have completed our planned refurbishment and extension of those properties.

Alongside our deliberations on investment in business space activities, we also addressed the question of our capital structure with a view to ensuring it matched our asset and operational plans. With a smaller asset portfolio, our long term debt would have represented a greater proportion of our financing, and it would be likely that some of this would be required to be pre-paid, incurring additional cost above the “marking-to-market” liability. We also considered that market sentiment towards property companies had resulted in their ordinary shares trading at significant discounts to net asset value, a trend which was likely to continue.

Against this background, Leconport Estates, a joint venture company which was formed by GE Real Estate and clients of Hermes Investment Management Limited, acquired all our ordinary shares and on October 30, 2000 we re-registered as a private limited company, governed by the laws of England and Wales, and changed our name to MEPC Limited. Also in October 2000, our ordinary shares and B shares, which had been traded publicly on the London Stock Exchange from incorporation, were de-listed from the UK Listing Authority.

On February 17, 2003 it was announced by Hermes and GE Real Estate that Hermes had agreed terms to purchase GE Real Estate’s 50% equity stake in Leconport Estates on behalf of Hermes’ clients the British Telecom Pension Scheme, thereby taking full control of Leconport and hence MEPC. We do not expect that the acquisition will affect our operations.

The strategy to focus on the ownership, development and operation of our business space activities has resulted in significant property disposals over the past few years. A large proportion of these disposals took place in the period prior to 2000 although major divestitures of properties, subsidiaries owning properties and interests in joint ventures continued during 2001 and 2002 where net proceeds amounted to £1.8 billion and £427 million in 2001 and 2002 respectively. As mentioned above the implementation of our strategy is now almost complete and proceeds during 2003 reduced to £165 million which represented the disposal of properties where we believed future growth would be limited. In the last few years, the UK property market has suffered from concern regarding the level of occupational demand, and, as a result, we have severely restricted our investment in new properties and speculative development projects. Accordingly, capital expenditure on property was restricted to £279 million, £110 million and £48 million during 2001, 2002 and 2003 respectively. The excess sales proceeds have been utilised either to pay dividends, repay debt or make loans to our shareholder, Leconport Estates.

As of September 30, 2003, our directly owned property portfolio was valued at £1,099 million, of which £894 million represented business space and £35 million represented investments in joint ventures and other fixed asset investments. In the 2003 financial year, 84 percent of our rental income came from business space and 16 percent from retail. As of September 30, 2003, we served approximately 970 tenants, of which 724 tenants represented business space with a property portfolio of approximately 1 million square meters of leasable area. Significant business space tenants include Xerox, Research Machines, BAT, Chiroscience and Ericsson.

Total capital expenditure in 2003 was £47 million compared to £116 million in 2002 and £281 million in 2001. A large proportion of these amounts was spent completing refurbishments and developments at our major business parks including £63 million at Leavesden Park, £40 million at Granta Park, £32 million at Chineham Park and £27 million at Milton Park. At September 30, 2003, we had approved expenditure for developments and improvements to existing income producing properties totaling £12 million, approximately £4 million of which was subject to binding contractual commitments.

Our principal executive office is located at 4th Floor, Lloyds Chambers, 1 Portsoken Street, London E1 8LW, England and our telephone number is 44-20-7702-6100. Our agent in the United States is Delaware Corporate Management, 1105 North Market Street, Suite 1300, PO Box 8985, Wilmington, DE 19899, USA and its telephone number is 302-427-2017.

ITEM 4.B:    Business Overview

Strategy

Our business objective is to create maximum growth in total return for our shareholders through meeting the commercial property needs of business. We measure our capital growth based on changes in our net asset value per share, or NAV. NAV is a common measure for comparing property investment companies who regularly revalue their property assets to current market value. NAV is calculated by dividing ordinary shareholders’ equity by the number of equity shares issued. During 2003, NAV decreased 17 percent. Over the last five years NAV has decreased by 10 percent on a net basis (after deducting common stock dividends and other returns of capital) but increased by 36 percent on a gross basis. The reduction in NAV on a net basis is mainly due to the large dividends paid during 2001 and 2003.

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

Over time, we have acquired and grown our properties through four principal avenues: acquisition of property companies, acquisition of property portfolios, acquisition of individual properties and development of properties. The extent to which each of these approaches has been utilized has varied based on market conditions. In the current market we will try to create value by actively managing our income producing assets and creating development opportunities from within our own portfolio of properties. Our business plan, which looks forward to September 2007, has highlighted several potential sites, in our portfolio, which may be developed in the next few years.

Based upon our business plan we have no specific plans to purchase new investment properties although any investment opportunity will be investigated and progressed dependant upon their individual merit. No attractive investment opportunity will be dismissed merely because it is not part of our business plan.

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

At September 30, 2003 we owned £2 million of development properties, all of which are classified as business parks. Development expenditures during 2003 were approximately £9 million and during the year 4 development projects were completed with an aggregate value of £22 million. 100 percent by income of those were let at the time of completion. Assuming that all authorized development projects in progress or approved are carried out, the value at completion is estimated at approximately £15 million.

Financing Policies

Sources of finance

We currently finance our operations primarily via corporate debt. We have previously used both common stock and subsidiary preferred stock and the US$215 million Quarterly Income Preferred Securities, QUIPS, remain outstanding and are classified as minority interests in our UK GAAP financial statements. We generally do not use project financing or property specific debt. Since the early 1980s, it has been our financing policy to issue unsecured corporate debt or subsidiary preferred stock rather than to issue debt secured by a portion of our portfolio. As a result, at September 30, 2003, unsecured debt amounted to 91 percent of gross debt, with only 9 percent of gross debt being secured by liens or encumbrances on specific assets. In November 2003 a revolving loan facility was signed between MEPC Limited and BT Pension Scheme, our ultimate parent entity, whereby a maximum of £350 million may be lent to us by BT Pension Scheme.

We have no present intention of making any general offer to bondholders or to QUIPS investors to repay bonds or QUIPS. Nonetheless we are interested in purchasing both bonds and QUIPS and whenever we have been approached with offers to repurchase bonds we have responded and, subject to price, purchased them. Before doing so we have done our best to be satisfied that the seller is fully aware of the clear public information with respect to our financial position that is available. Since the beginning of December 2000, we have repurchased just over £214.4 million of bonds and £14 million of short term Floating Rate Notes, in the process providing liquidity to the sellers concerned. If approached with similar offers in future, we would expect to respond as described above. In addition since June 2001 we have purchased QUIPS in the market and currently hold units with a face value of $25 million.

Interest rate risk management

We decided to fully fix the interest cost of expected net debt over the three years to September 2003, fix the cost of approximately 50 percent of net debt for the following two years and allow the interest cost to float for the period from September 2005. This was achieved using a portfolio of interest rate swaps and has reduced interest costs for 2001, 2002 and 2003, but we will still bear above market costs on our long-term borrowings for many years to come. The after tax “mark-to-market” liability on our borrowings and associated swaps was £32.4 million at September 30, 2003.

For further quantitative analysis of our exposure to interest rate changes and use of interest rate swaps see “ITEM 11: Quantitative and Qualitative Disclosures about Market Risk”.

Leverage

Our policy is to continue to maintain a level of debt in relation to equity which is appropriate to our objectives of delivering returns to shareholders but which is prudent, flexible and ensures that our obligations to bondholders, QUIPS investors and other lenders are comfortably met.

Since October 2000 dividends of £500 million, £320 million and £4 million have been paid to Leconport Estates and, in addition, further cash has been “upstreamed” to Leconport Estates by way of inter-company loans. The total amount loaned to Leconport Estates in this manner as at September 30, 2003 was £1,326.4 million. Subsequent to September 30, 2003 MEPC and Leconport Estates signed a facility for £200 million increasing the amount which MEPC may loan to Leconport Estates to £1,530 million so far. £68.4 million has been drawn down under this facility by Leconport Estates and £50 million has been repaid to MEPC. The loans to Leconport Estates are unsecured, repayable on 14 days notice from us and accrue interest which is receivable quarterly in arrears at an interest rate equivalent to 3 months Libor minus 50 basis points.

Our existing debt imposes some limitations on us, the most restrictive of which requires that we maintain a borrowing limit of tangible net worth, based on UK GAAP, to net debt of 1:1.25. We are committed to complying with the covenant provisions of all our debt.

At present we consider that a reasonable level for the ratio of net debt to the value of assets, treating intercompany loans to Leconport Estates as distributions rather than assets, would be around 65 percent. Our business plan for the next four years show us operating at approximately this ratio.

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

Senior Management and Local Management Teams

We are managed by a chief executive and two other executive directors who, together with two of the senior management team, compose the executive committee. Until February 17, 2003 our board of directors included five executive directors and eight non-executive directors (four representatives from each of Leconport’s then shareholders, GE Real Estate and Hermes on behalf of their clients). The four GE Real Estate representatives resigned from the board on February 17, 2003 when Hermes acquired GE Real Estate’s holding in Leconport. As is common in the UK and in compliance with the UK Code of Best Practice for corporate governance, our chairman is one of the non-executive directors. The non-executive directors also comprise the Audit, Remuneration and Nomination Committees. See “ITEM 6.C: Board Practices”.

Our day-to-day activities are controlled by the executive committee under specific authority limits delegated by the full board of directors. The executive committee is chaired by the chief executive and is composed of the two business space property directors, the senior manager responsible for treasury and tax and the senior manager responsible for planning, accounting and information services.

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

The day-to-day management of our business space properties is either managed in-house by MEPC staff or has been outsourced mainly to the property management divisions of two professional firms of Chartered Surveyors, Nelson Bakewell and CB Richard Ellis, and our factory outlet centers to Realm Limited. This allows us to concentrate our internal resources on those areas that add the greatest value to our portfolio. The day-to-day management of selected large business parks has been retained, because we believe that an essential element of value creation for these properties involves the direct control of site-based staff who locally influence the success of the investment. Following our strategic disposals of our non-business space assets the percentage of properties being managed in-house has increased and in business space the ratio of in-house to outsourced properties is 50:50.

Tenants

The diversity of our tenant base has narrowed as we have implemented a strategy of focusing on business space properties. However this sector still presents a wide variety of occupiers in industries such as manufacturing, telecommunications, biotechnology and information technology. As of September 30, 2003, we had 970 tenants, including 724 in business space. At September 30, 2003 no tenant contributed more than five percent of our annualized gross rental income. As at September 30, 2003, there were 19 tenants contributing more than one percent of our current annualized gross rental income. Our largest tenants, based on their contributions to annualized gross rental income are BAT, C&J Clark International Ltd, Global Crossing (UK), Research Machines, Cambridge Antibody Technology, Celltech R&D Ltd and Millenium Pharmaceuticals R&D Ltd.

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

We renegotiated the renewal of our insurance policies for a three year period ended September 30, 2004 prior to the terrorist activities of September 11, 2001. We do not believe that future renewals will be materially affected by this event since the majority of our properties are now located in areas deemed to be at low risk of a terrorist attack.

Regulation

In the United Kingdom the planning process can be lengthy, increasing the sensitivity of the viability of a development. If a scheme complies with the Statutory Plan, which is equivalent to a zoning plan, then consent can normally be expected within two months. Where an application is at variance with the Statutory Plan, the process is longer since there are likely to be prolonged negotiations prior to submission. Once submitted, the Planning Authority is required to make a decision within two months although, typically, this timescale is not adhered to. After the two month period, an appeal can be made to the UK Government Secretary of State and a decision is likely to take between six and twelve months. Even when consent is granted, third parties are able to call for a judicial review within six months. Therefore, in the worst case, the planning process can last a number of years and extend over different economic cycles.

ITEM 4.C:    Organizational Structure

Our principal subsidiaries at March 26, 2004 are as follows:

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

*MEPC UK Holdings

*MEPC UK Limited

MEPC Milton Park Limited

The Metropolitan Railway Surplus Lands Company Limited

PSIT Limited

Threadneedle Property Company Limited

United States *MEPC International Capital, L.P.

*Ordinary capital directly held in whole or part by MEPC Limited.

The principal activities of the subsidiaries, which are all 100 percent owned, are property investment, development and trading, together with the management of properties.

ITEM 4.D:    Property, Plant and Equipment

General

Following the strategic exercise, which was substantially completed by 2002, we re-presented the analyses, including where applicable the comparative figures for 2001, in accordance with the following categories:

•	Business space, which includes office parks and industrial parks (collectively “business parks”) as well as other industrial properties;

•	Retail, which comprises shopping centers, other retail properties and factory outlets although we now only retain properties of the latter category, and;

•	Other, comprising other offices and healthcare properties. The disposal of both these categories of property was substantially completed prior to September 30, 2001.

As of September 30, 2003, we owned 15 properties, all of which are located in the United Kingdom and are classified as investment and development properties. Ownership interests in UK properties generally fall into two categories: freehold, which is substantially equivalent to a fee simple interest in the United States, that is, it is held without any term or ownership restrictions, and leasehold, which is substantially equivalent to a ground lease in the United States, where we pay a rent for the land rights and own the improvements, subject to the rights of the ground lessor, over a specified term. In terms of value, we own the freehold interest on approximately 91 percent of the portfolio, 8 percent are held by us on leases with terms in excess of 50 years and less than 1 percent are held by us on leases with terms of less than 50 years.

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

	Geographic Distribution
	At September 30
	2003	%	2002	%	2001	%
	(£ millions except percentages)
South and South East England (excluding London)	633	57	807	65	967	68
Rest of United Kingdom	466	43	438	35	459	32

	1,099	100%	1,245	100%	1,426	100%

Note: Under UK GAAP, £25.9 million of the value at September 30, 2003 (2002 £23.8 million; 2001 £9.8 million) in the table above is classified under debtors on the Group’s balance sheet as the value of lease incentives given to tenants.

	Distribution by Property Type
	At September 30
	2003	%	2002	%	2001	%
	(£ millions except percentages)
Business parks	894	81	1,073	86	1,198	84
Other industrial	–	–	–	–	18	1

Total business space	894	81	1,073	86	1,216	85

Factory outlets	205	19	172	14	152	11
Other retail	–	–	–	–	57	4

Total retail	205	19	172	14	209	15

Healthcare	–	–	–	–	1	–

Total Other	–	–	–	–	1	–

	1,099	100%	1,245	100%	1,426	100%

While we believe that information regarding the leasable square meters represented in our property portfolio is a useful measure of our overall size, the value of leased property depends on a variety of factors, only one of which is the property’s size. The following table sets forth the portfolio’s leasable area by type, including development in progress, as of September 30, 2003. One square meter = 10.76 square feet.

Approximate Leasable Square Meters Including Developments in Progress

of Properties by Type of Property

	Business space	Retail (Factory outlets)	Total
Leasable square meters	856,800	55,100	911,900
Percent of Total	94%	6%	100%
Number of Properties	10	5	15

The total leasable square meters of the portfolio decreased by 5 percent, from 0.96 million m2 at September 30, 2002, to 0.91 million m2 at September 30, 2003, due primarily to the effects of our net divestment of property during the year.

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

Occupancy Rate Based on Rental Income

	At September 30
	2003	2002	2001
Business space	81%	83%	85%
Retail	99%	93%	83%
Other	–	–	100%
Total Portfolio	82%	84%	85%

Occupancy rates, for our business space assets, as at September 30, 2003 were lower than has been our experience in recent years due to a high level of development completions and the difficulty in finding tenants for these completed developments due to lower tenant demand in the UK property market. Our occupancy rate for our factory outlets has improved during 2003 following the successful completion of developments at Clarke’s Village, Street and Lakeside, Doncaster.

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

Our portfolio occupancy rate based on leasable area as of September 30, 2003, at 82 percent, is lower than the occupancy rate based on Theoretical Gross Rental Income. Our occupancy rates by property type based on leasable area at September 30, 2003, were Business space 81 percent, and Retail (Factory outlets) 99 percent.

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

Trading

We classify properties as trading for financial reporting if at the time of their acquisition or development there is an intent to sell such properties. Properties for which we lack this initial intent are classified as investment or development, depending on their status, and are not subsequently reclassified when management’s intent changes. Consequently few properties are classified as trading for financial reporting purposes and not all properties held for sale are trading properties. There were no properties classified as trading properties at September 30, 2001, 2002 or 2003.

Lease Expiration

On average, over the next ten years, leases representing approximately 56 percent of our gross rental income will fall due for renewal, with between 2.3 percent and 15.6 percent falling due in each of the years through the 2013 financial year. Therefore, leases representing approximately 44 percent of our gross rental income for the 2003 financial year will not have reached the end of their term by the end of the 2013 financial year.

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

Property Types

Historical overseas activities are discussed under a separate classification, see “—Overseas Operations”. The tables included in the following description of our property portfolio by property type reflect the appraised values of our property and not the income received by us from such properties. See “—Properties—Valuation”.

Business space

At September 30, 2003, we owned 10 business space properties. During the year a number of our business parks, in the south east of England in particular, experienced a reduction in market rents as demand for office space became relatively weak. Overall the value of our business space properties fell by just over five percent in the year to September 30, 2003.

For the three years to September 30, 2003, the value and distribution of our business space properties were as follows:

	2003		2002		2001
	(£m)	(%)	(£m)	(%)	(£m)	(%)
South and Southeast England	633	71	807	75	919	76
Rest of United Kingdom	261	29	266	25	297	24

	894	100%	1,073	100%	1,216	100%

Business parks	894	100	1,073	100	1,198	99
Other industrial	–	–	–	–	18	1

	894	100%	1,073	100%	1,216	100%

For the three years to September 30, 2003, the gross rental income of our business space properties was as follows:

	2003		2002		2001
	(£m)	(%)	(£m)	(%)	(£m)	(%)
South and Southeast England	52	75	54	75	58	73
Rest of United Kingdom	18	25	18	25	21	27

	70	100%	72	100%	79	100%

Business parks	70	100	71	99	76	97
Other industrial	–	–	1	1	3	3

	70	100%	72	100%	79	100%

The above figures reflect changes in value of our business space portfolio and include property acquisitions and disposals, as well as changes in appraised values, as illustrated in the following table:

(£ millions)
Value at September 30, 2001	1,216
Additions	85
Disposals	(224)
Changes in appraised values	(4)

Value at September 30, 2002	1,073
Additions	16
Disposals	(142)
Changes in appraised values	(53)

Value at September 30, 2003	894

We own and develop office buildings both on purely office parks such as Leavesden Park, or on our much larger mixed use parks such as Milton Park. In either case the office buildings in these business parks tend to be low rise in a landscaped setting with large car parking facilities and are typically largely dependent on car borne transport. One of the distinguishing features of the UK office market has been its long-term leases and the expense recovery provisions within such leases. Typical leases in the United Kingdom last for a period in excess of 15 years, with rent reviews every five years. Rent reviews are an important feature of the UK market as they allow for rents to be restated upwards to market rents. This is different from the United States where rents are fixed for the life of the lease or provide for stated periodic increases. This feature of the UK office market has until now eliminated a significant portion of the landlord’s leasing risk and provided a relatively secure, inflation- adjusted rent flow. Typically, tenants in the United Kingdom pay all costs relating to the occupancy of the property, including repairs, taxes and insurance.

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

Typically, our business parks have an element of development in progress and significant opportunities for future development and expansion. At September 30, 2003 there was a total of 3,200 m2 (2002 11,600 m2) of business space under construction which was all fully let. The level of property development in progress is lower than last year as we have not undertaken significant new development in the face of relatively low tenant demand during the year and an uncertain market in the year ahead. Business space developments completed during the year totalled 11,600 m2 made up of 3,000 m2 at Birchwood Park of which 2,400 m2 was let to NNC and the balance was let as a creche, 2,400 m2 at Granta Park which was let to Ribotargets, and 6,200 m2 at Milton Park which was let to Evotec.

The estimated lettable area of future development on our business parks is 453,200 m2. Total development and refurbishment expenditure on business space properties during the year to September 30, 2003 was £16 million.

During 2003 there were no acquisitions in the business park portfolio.

During the year ended September 30, 2003 we disposed of Business Space property with a book value of £142 million and a total lettable area of 46,300 m2. These disposals were of properties or parts of properties where there were no longer opportunities for us to produce returns to achieve required performance standards of where we received an offer for a property which produced a return in excess of its projected performance. Significant disposals during the year included the remaining investment at Uxbridge Park, Uxbridge (23,500 m2), part of Leavesden Park,Watford(17,700 m2), and part of Axis Park, Langley (5,100 m2). In each of these cases the property disposed of was characterized by being fully let on relatively long leases and so opportunities for us to add further value in the short term was limited.

Since September 30, 2003 we have disposed of 8700 m2 of our investment at Cardiff, consisting of the office buildings let to the law firm Eversheds, and our industrial land at Manston Park, Kent. There was no significant difference between the selling price and book value.

Presented below are our business space properties at September 30, 2003. Net lettable area includes property developments in progress.

Property	Area (m2)	Tenure	Description

South and South East England

Axis Park Langley, Nr Heathrow	3,800	Freehold	Remaining office building.

Chineham Park Basingstoke	73,000	Freehold	Mostly offices. Future developable area estimated at 29,900 m2.

Granta Park Abington, Nr Cambridge	37,900	Freehold	Science park. 2,000 m2 in the course of construction. Future developable area of approximately 15,800 m2.

Leavesden Park Leavesden, Watford	64,000	Freehold	Office park. Existing film studio and remaining offices of 10,000 m2. Future developable area estimated at 104,800 m2.

Manston Park Kent	–	Freehold	Land. Sold in January 2004.

Milton Park Abingdon, Nr Oxford	370,000	Freehold	Mixed use park. Further developable area of approximately 29,700 m2.

Rest of UK

Birchwood Park Warrington	106,400	Freehold	Mixed use park. Future developable area of approximately 71,000 m2.

Callaghan Square Cardiff	12,900	Freehold	Office park. 8,700 m2 office sold in October 2003. Future developable area estimated at 31,200 m2.

Hillington Park Glasgow	177,100	Freehold	Mixed use park. 1,200 m2 in the course of construction. Future developable area of 90,700 m2.

South Marston Park Swindon	8,500	Freehold	Industrial park. Future developable area of 80,100 m2.

Retail

Our retail portfolio comprises our 5 factory outlets valued at £205 million at September 30, 2003. The valuation uplift for the year on our factory outlet properties was 7 percent driven principally by growth in income following the completion of property developments during the year. For the three years to September 30, 2003, the value and distribution of our retail properties by location and type of retail were as follows:

	2003		2002		2001
	(£m)	(%)	(£m)	(%)	(£m)	(%)
South and Southeast England (excluding London)	–	–	–	–	48	23
Rest of United Kingdom	205	100	172	100	161	77

	205	100%	172	100%	209	100%

Shopping centers	–	–	–	–	36	17
Leisure and other	–	–	–	–	21	10
Factory outlets	205	100	172	100	152	73

	205	100%	172	100%	209	100%

For the three years to September 30, 2003, the gross rental income of our retail properties was as follows:

	2003		2002		2001
	(£m)	(%)	(£m)	(%)	(£m)	(%)
London	–	–	–	–	6	19
South and Southeast England (excluding London)	–	–	1	6	5	16
Rest of United Kingdom	14	100	15	94	21	65

	14	100%	16	100%	32	100%

Shopping centers	–	–	–	–	8	25
Leisure and other	–	–	1	6	7	22
Factory outlets	14	100	15	94	17	53

	14	100%	16	100%	32	100%

The above figures reflect the changes in value of our retail portfolio and include property acquisitions and disposals as well as changes in appraised values as illustrated in the following table:

(£ millions)
Value at September 30, 2001	209
Additions	6
Disposals	(57)
Changes in appraised values	14

Value at September 30, 2002	172
Additions	20
Disposals	–
Changes in appraised values	13

Value at September 30, 2003	205

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

Factory outlets were first introduced to the United Kingdom in the early 1990’s. Unlike other United Kingdom property leases, factory outlet center leases are for a shorter period, usually ranging from three to five years, with percentage rent provisions, but typically no rent reviews. The shorter lease terms enable the tenant mix to be continuously reviewed and improved. Similar to factory outlet properties in the United States, these properties are located in suburban locations.

In January 2002, the management of our Factory outlet centers was outsourced to Realm Limited a company formed by our former factory outlet management team who manage the properties on our behalf utilizing their particular skills in this area.

During 2003 we completed our 1,900 m2 phase 6 extension at Clarks Village and a 1,500 m2 refurbishment at The Yorkshire Outlet in Doncaster both of which are now fully let.

Presented below are our factory outlet properties at September 30, 2003. Net lettable area includes developments in progress.

Property	Area (m2)	Tenure	Description
Rest of UK

Atlantic Village Bideford	9,000	Freehold	Factory outlet. 33 shops and parking for 800 cars/12 coaches.

Clarks Village Street	17,100	Leasehold 99.9%	Factory outlet. 95 shops and parking for 1,400 cars/10 coaches.

K Village Kendal	2,500	Freehold	Factory outlet. 11 shops and parking for 260 cars/10 coaches.

Royal Quays Outlet Centre North Shields	12,700	Freehold	Factory outlet. 50 shops and parking for 740 cars/12 coaches.

Lakeside Village( formerly the Yorkshire Outlet) Doncaster	13,800	Freehold	Factory outlet. 50 shops and parking for 1000 cars/10 coaches.

Other

At September 30, 2003, we do not own any properties in this category. Historical analysis for 2001 related to our remaining healthcare property which was sold during 2002 following the implementation of the strategic review in 2000.

For the three years to September 30, 2003, the value and distribution of our other properties was as follows:

	2003		2002		2001
	(£m)	(%)	(£m)	(%)	(£m)	(%)
London	–		–		–	–
South and Southeast England (excluding London)	–		–		–	–
Rest of United Kingdom	–		–		1	100

	–		–		1	100%

Other offices (predominantly city center)	–		–		–	–
Healthcare	–		–		1	100

	–		–		1	100%

For the three years to September 30, 2003, the gross rental income from other properties was as follows:

	2003		2002		2001
	(£m)	(%)	(£m)	(%)	(£m)	(%)
London	–		–		19	63
South and Southeast England (excluding London)					1	3
Rest of United Kingdom					10	34

	–		–		30	100%

Other offices (predominantly city center)	–		–		24	80
Healthcare					6	20

	–		–		30	100%

The above figures reflect the changes in value of our other properties and include property acquisitions and disposals as well as changes in appraised values as illustrated in the following table:

(£ millions)
Value at September 30, 2001	1
Additions	–
Disposals	(1)
Changes in appraised values	–

Value at September 30, 2002 and 2003	–

Overseas Operations

At September 30, 1998 the total value of our overseas property assets was £58 million. By September 30, 1999 we had completed our disposal of all directly held overseas property assets, and the contribution to our earnings on a pre-exceptional basis was not material, representing a decrease from two percent and 20 percent in 1998 and 1997 respectively. At September 30, 1999 and 2000, we owned no overseas properties directly but had a 50 percent holding in an Australian joint venture, which owned a 61,000 m2 shopping center in Queensland, Australia. During the financial year ended September 30, 2001 we sold this 50 percent interest leaving us with no further interest in overseas property assets.

Joint Ventures and other fixed asset investments

Details of our joint venture investments at September 30, 2003 are given in note 10 to the Group financial statements. All the joint ventures are engaged in property investment, development and related services. At September 30, 2003, our share of the joint ventures’ properties totalled £35 million and share of borrowings was £32 million, all of the latter being without recourse to us.

Our investment in joint ventures decreased from £23.1 million at September 30, 2002 to £6.8 million at September 30, 2003. The reduction in our investment during the 2003 financial year was principally related to repayments of capital and loans.

Our other fixed asset investments decreased from £43.7 million at September 30, 2002 to £23.2 million at September 30, 2003 due to realisation of our retained interests in the entities which acquired Two Rivers Retail Park and partial redemption of the healthcare loan notes.

Space occupied by us

We do not own our headquarter offices, which are occupied under a lease. In addition, we occupy space at most of our business parks and outlet centers for management and administration. This space is not in any way significant in terms of the overall lettable area of the properties concerned.

ITEM 5:    Operating and Financial Review and Prospects

Introduction

The following should be read in conjunction with our audited consolidated financial statements and the related notes. For a discussion of the principal differences between UK GAAP and US GAAP as they apply to us, are presented in Note 28 to the Group financial statements in “Item 17: Financial Statements”.

New UK accounting standards applied for the 2003 financial statements

Since the 2002 financial statements, there have been no new Financial Reporting Standard (FRS) issued by the United Kingdom Accounting Standards Board which apply for the 2003 financial statements.

New US accounting standards and pronouncements applicable to MEPC

The provisions of SFAS Nos. 141 to 150, where applicable to MEPC, and FASB Interpretations Nos. 45 and 46 are summarized at note 28 to the audited Group financial statements. None of these new statements has, or in the case of those standards which are yet to become effective is expected to have, a material effect on our net income or shareholders’ funds stated under US GAAP.

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

For the years 2003, 2002 and 2001 we operated primarily in the United Kingdom with minimal operations in overseas areas. Our consolidated financial statements are prepared by translating all of the financial statements of our subsidiaries operating outside the United Kingdom into pounds sterling. Assets and liabilities denominated in foreign currencies are converted at the exchange rates applicable at the end of the reporting period. Income and expenses in foreign currencies are also converted at exchange rates applicable at the end of the period.

A significant factor explaining many of the financial movements from 2001 to 2003 is the disposal of the remaining non-business space properties in the United Kingdom. We received approximately £2.5 billion in net proceeds from the sale of properties and other investments in 2001 to 2003 of which, by September 30, 2003, we had reinvested approximately £0.4 billion on property acquisition and development, returned £820 million to the common stock shareholders by way of ordinary dividend, loaned £1.3 billion to Leconport Estates and significantly reduced our levels of debt to financial institutions. The review below makes appropriate comment on the impact of the decision to focus on business space on future results from operations.

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

Properties

The Group’s properties are valued semi-annually for the board. The bases of valuation of investment and development properties is fully described in “ITEM 4.D: Property, Plant and Equipment–Valuation”. Investment

and development properties, which are classified as fixed assets, are included at valuation in accordance with generally accepted accounting principles in the United Kingdom.

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

Depreciation and amortization

In accordance with generally accepted accounting principles in the United Kingdom, specifically Statement of Standard Accounting Practice No 19, investment properties are revalued semi-annually and the aggregate surplus or deficit is transferred to revaluation reserve except deficits expected to be permanent; which are charged to the profit and loss account. No depreciation or amortization is provided in respect of freehold investment properties and leasehold investment properties with over 20 years to expiry. This treatment may be a departure from the requirements of the Companies Act concerning the depreciation of assets. However, these properties are not held for consumption but for investment and the directors consider that systematic annual depreciation would be inappropriate. The accounting policy adopted is therefore necessary for the accounts to give a true and fair view. Depreciation or amortization is only one of many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

ITEM 5.A:    Operating Results

Year Ended September 30, 2003 Compared with Year Ended September 30, 2002

Gross rental income and other charges

Our gross rental income and other charges decreased by £4 million to £83 million, a decline of 5% percent compared to 2002. This decrease was mainly attributable to the continued sale of business space properties where we considered that the opportunities to add further value were limited. The impact of property disposals was partially offset by a mixture of favorable rent reviews and the income from completed property developments. Further comment on the impact of the sale of properties is given under “Net income from properties” below.

Net income from properties

A summary of movements in net income from properties in millions of pounds for the 2003 financial year with percent changes from 2002 is as follows:

	Business Space			Retail			Other			Total
	Year ended September 30			Year ended September 30			Year ended September 30			Year ended September 30
	2003	2002	% Change	2003	2002	% Change	2003	2002	% Change	2003	2002	% Change
South & South East England	39	42	(7)	–	1	(100)	–	–	(–)	39	43	(9)
Rest of United Kingdom	9	10	(10)	8	8	(–)	–	–	(–)	17	18	(5)

Total	48	52	(8)	8	9	(11)	–	–	(–)	56	61	(8)

Net income from properties decreased by £8 million to £56 million, a decline of 8%, which is in line with the fall in gross rental income above. Again the fall was primarily due to the sale of property.

Net income from business space properties fell by 8% to £48 million. Total completed leasable business space area fell from 895,500 m2 at September 30, 2002 to 853,600 m2 at September 30, 2003 reflecting the sale of property with a total leasable area of 46,300m2. This was partially offset by property development completed during the year.

Net income from retail properties fell by 11% to £8 million. The total completed leasable area of our retail portfolio increased slightly from 54,100m2 at September 30, 2002 to 55,100m2 at September 30, 2003. Following the disposal of our two remaining non factory outlet retail properties during the year ended September 30, 2002, our retail portfolio consists entirely of factory outlets. Although we successfully completed and let property developments in 2003 totalling 3,400m2 net income from our factory outlets in 2003 is not materially different from 2002 as completions did not occur until near the end of the financial year. We would expect the effect of these developments to be reflected in the net income for the current year.

Administrative expenses

Administrative expenses increased from £6.8 million to £8.2 million during 2003 despite a fall in average staff numbers from 63 to 42 during the year. The major contributory factors were increases in pension and accommodation costs and a substantially higher charge for the depreciation of other fixed assets which were fully depreciated prior to the company moving its head office location.

During the year, following the change in ownership of our parent company, the supplementary bonus was paid in full, see “ITEM 6.B: Compensation”. This did not have any effect on the administrative expenses for the year as it was provided in full in prior years.

Other income and share of results of joint ventures and associates

Other income decreased slightly from £1.4 million to £1.3 million in 2003. During 2003, our share of operating profit in joint ventures decreased from £25.8 million to £3.9 million mainly due to the disposal in September 2002 of our 50% interest in a joint venture with Westfield Holdings Limited, which represented over 80% of our total investment in joint ventures at the time of disposal.

Net losses/gains on fixed asset disposals

Total net gains on fixed asset disposals fell by £8.0 million from £5.8 million gain in 2002 to £2.2 million loss in 2003. The loss from the sale of our directly owned property portfolio was £3.0 million compared to a gain of £6.4 million in 2002. This reduction is mainly attributable to the lower volume of property sales during the year now that the restructuring of the portfolio in line with the company’s strategy is now substantially complete and the more difficult property market in which we are operating. Our share of the net gains on fixed asset disposals by our joint ventures increased from a loss of £0.1 million in 2002 to a gain of £1.0 million.

Cost of finance (net)

Net cost of finance decreased by £10.4 million from £36.2 million in 2002 to £25.8 million in 2003. The components of the charge are analyzed as follows:

	2003 £m	2002 £m
Gross external finance costs	70.3	76.3
Capitalized to cost of properties	(0.9)	(6.3)
External interest received	(2.8)	(5.4)
Interest received on loans to Leconport	(44.3)	(50.4)
Share of joint ventures finance costs	3.5	22.0

	25.8	36.2

Gross external finance costs decreased mainly as a result of the refinancing of long term expensive debt, which expired during the year, with borrowings at current market rates which are substantially lower. Capitalized interest again decreased reflecting our substantially smaller ongoing development program. Interest income on loans made to our shareholder Leconport Estates decreased in line with the average amount of the loans outstanding during the year which decreased from 1.5 billion at September 30, 2002 to £1.3 billion at September 30, 2003. Our share of joint venture finance costs for 2003, as previously forecast, was substantially reduced following the disposal, in September 2002, of our 50% interest in a joint venture with Westfield Holdings Limited.

Taxation

The tax credit for 2003 and 2002 are analyzed as follows:

	2003 £m	2002 £m
Current taxation
United Kingdom taxation	–	(0.4)
Overseas taxation	0.1	5.3
Share of joint ventures taxation	(1.0)	(0.3)

	(0.9)	4.6

Deferred taxation
Potential clawback of capital allowances	(3.4)	3.7
Losses and other timing differences	5.2	9.4

	1.8	13.1

Total tax credit in profit and loss account	0.9	17.7

Current taxation arising in the United Kingdom was minimal for both 2003 and 2002 as a result of the utilization of losses brought forward. The credit for overseas taxation amounting to £5.3 million in 2002 resulted mostly from the write back of accruals no longer required.

The deferred tax credit in 2003 and 2002 arose mainly as a result of further tax losses in the periods. Following a review of expected future trading profits and realised capital gains the credit taken for 2003 losses has been restricted.

Under FRS19 we do not provide for the tax liability on capital gains which we might incur if all our property investments at September 30, 2003 were sold at the amounts carried in the UK GAAP financial statements. This hypothetical tax liability not provided for in the balance sheet at September 30, 2003 is estimated at a maximum of £87 million. The decrease from the 2002 hypothetical liability of £88 million reflects the decrease in the value of our properties during the year.

Minority interests

The equity portion of minority interest, which is the portion of our consolidated results attributable to minority owners, remained almost static at £0.4 million. The non-equity portion of minority interest relates to dividend payments on our preferred stock program (QUIPS) as described in note 17 to the audited financial statements. The charge for non-equity minority interest has decreased from £11.8 million in 2002 to £11.0 million in 2003 as a result of QUIPS purchased by us during the year.

Profits attributable to ordinary shareholders

Profit attributable to ordinary shareholders decreased by £41.6 million from £56.2 million in 2002 to £14.6 million in 2003. As explained above the most significant movements were the reduction in our share of the results of joint ventures of £21.9 million and a £16.8 million reduction in the credit for tax.

Property revaluation and other balance sheet movements

A summary of the investment and development portfolio net revaluation (deficit)/surplus by property type for 2003 compared to 2002 is as follows:

	September 30
	2003	2002	Change
	(£ millions)
Business space	(49)	(4)	(45)
Retail	13	14	(1)

	(36)	10	(46)

The overall underlying revaluation deficit on our investment and development properties was 3.4% for the year with business space experiencing a decrease of 5.4%. The business space valuation movement reflects a reduction in market rents, in the south east of England in particular, as demand for office space continued to be relatively weak in the year. The effect of the reduction in market rents was slightly offset by continued active management and the successful completion of a number of developments. Retail, which relates solely to factory outlets, experienced a valuation increase of 6.6% for the year reflecting good trading generally and specifically the expansion of Clarks Village, Street and Lakeside, Doncaster.

The other significant balance sheet movements during the year ended September 30, 2003 were as in previous years related to the strategic decision to focus on business space and sell properties and other investments which had limited growth prospects. However the incidence of property and other investment sales was much lower with disposal proceeds of £0.2 billion compared to £0.5 billion in the previous year. Over the year total property and other investments fell from £1.3 billion to £1.1 billion. and our loan to our shareholder, Leconport Estates, reduced from £1.5 billion to £1.3 billion .The surplus cash generated was mainly utilised in paying the outstanding supplementary bonus of £70 million and a dividend of £320 million to our shareholder Leconport Estates.

Year Ended September 30, 2002 Compared with Year Ended September 30, 2001

Gross rental income and other charges

Our gross rental income and other charges decreased by £53 million to £88 million, a decline of 38% percent compared to 2001. This decrease was mainly attributable to the continued sale of non business space property or business space properties where we considered that the opportunities to add further value were limited. The impact of property disposals was partially offset by a mixture of favorable rent reviews, letting up of void space and the effect of developments being completed. Further comment on the impact of the sale of properties is given under Net income from properties below.

Net income from properties

A summary of movements in net income from properties in millions of pounds for the 2002 financial year with percent changes from 2001 is as follows:

	Business Space			Retail			Other			Total
	Year ended September 30			Year ended September 30			Year ended September 30			Year ended September 30
	2002	2001	% Change	2002	2001	% Change	2002	2001	% Change	2002	2001	% Change
London	–	–		–	4	(100)	–	13	(100)	–	17	(100)
South & South East England	42	45	(7)	1	4	(75)	–	1	(100)	43	50	(14)
Rest of United Kingdom	10	13	(23)	8	9	(11)	–	6	(100)	18	28	(36)

Total	52	58	(10)	9	17	(47)	–	20	(100)	61	95	(36)

Net income from properties decreased by £34 million to £61 million, a decline of 36% which is in line with the fall in gross rental income above. Again the fall was primarily due to the sale of property.

Net income from Business space properties fell by 10% to £52 million. Total completed leasable Business space area fell from 1,037,400 m2 at September 30, 2001 to 895,500 m2 at September 30, 2002 reflecting the sale of property with a total leasable area of 221,000m2. This was partially offset by development completed during the year.

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

Financial Condition

Financial ratios

We regard changes in net asset value, or NAV, per ordinary share, which includes property valuations prepared by external appraisers, and our debt-to-equity ratio as the principal measures of our financial performance and financial strength. NAV per ordinary share is a common ratio used by property investment companies and is calculated by dividing equity shareholders’ funds by the number of ordinary equity shares in issue. Growth in NAV, calculated gross before the deduction for common stock dividends and other shareholder transactions, and benchmarking of our growth against our competitors gives an indication of our skill in selecting and managing properties. External professional appraisals of property values are critical to the usefulness of NAV as a measure of financial strength and management performance, because they provide an independent determination of the value of our property assets.

During the 2003 financial year our NAV decreased from £5.76 to £4.78 per ordinary share, a decrease of 17 percent. This reduction in NAV during the year is after payment of a dividend of £0.91 per ordinary share which, if added back, produces a reduction in NAV of 1 percent. Calculated after deducting the “mark-to-market” liability on debt and financial instruments and unprovided deferred tax on capital gains, our NAV also decreased by the percentages as above pre and post dividend payment. In both 2003 and 2002 the major components of the NAV movement were the net (deficit)/surplus on property revaluation after deducting minority interests (2003: (£37) million, 2002: £11 million), profits for the financial year (2003: £15 million, 2002: £56 million) and dividends paid on ordinary shares (2003: £320m, 2002: £nil).

We calculate our net debt-to-equity ratio by defining “net debt” as loan capital plus bank overdrafts, both defined in accordance with UK GAAP, less cash, and “equity” as total shareholders’ equity at the value reflected in the consolidated financial statements . At September 30, 2003 the net debt-to-equity ratio was 40 percent compared to 30 percent in 2002. Pro-forma net leverage at September 30, 2003, excluding the £320 million dividend paid to Leconport Estates in December 2002, would have been 28 percent.

See “ITEM 4.B: Business Overview—Financing Policies” for details of the appropriate level of leverage in accordance with our reviewed financing strategy.

ITEM 5.B:    Liquidity and Capital Resources

Historically, our main source of capital and liquidity has been unsecured long-term financing, and, to a lesser extent, property sales. Prior to 1998 cash flow from operations contributed primarily to the payment of annual ordinary dividends. In 1998, in conjunction with disposal of our overseas operations, the ordinary shares dividend was rebased to a lower level, not less than 12 pence per share, which was the level paid for the financial year 1998, with a five percent increase to 12.6 pence per share for 1999. Since the acquisition of our shares by Leconport Estates in 2000, three dividends of £500 million in October 2001, £320 million in December 2002 and £4 million in October 2003 have been paid to Leconport Estates. The interim dividend of £320 million was financed partly by cash £100 million and partly by a £220 million reduction in loans. During the period 2001 to 2003, loans of £1.3 billion were paid to Leconport Estates. In addition, since September 30, 2003 further loans of £68.4 million were made to and £50 million repaid by Leconport Estates. Further “upstream” payments to Leconport, whether by dividend or loan, will be determined by the board with reference to our liquidity requirements to service our debt and investment requirements within the parameters of our financing strategy. The loans to Leconport Estates are repayable to us on 14 days notice.

Since 1997 our policy has been to obtain unsecured short to medium term funding, which we believe provides greater flexibility in property asset management than property-specific financing, although a significant proportion of the debt outstanding is still represented by longer term obligations. At September 30, 2003, we had unsecured corporate borrowings of £612 million, representing 91 percent of our total gross debt of £671 million at that date. At September 30, 2003, contractual debt maturities for each of the next five years, including demand obligations, were £43 million, £6 million, £62 million, £90 million and nil million. We are confident that we will be able to make these payments from internally generated funds, other financing sources or refinancings. As part of these refinancings on November 28, 2003 a revolving loan facility for a maximum of £350 million was signed between MEPC Limited and BT Pension Scheme. As yet we have not drawndown any funds from this facility.

During the 2003 and 2002 financial years, principal repayments on debt were £227 million and £190 million, respectively. During the 2003 and 2002 financial years, new borrowings totaled £212 million and £51 million, respectively, primarily consisting of drawings on existing bank borrowing facilities.

See “ITEM 4.B: Business Overview—Financing Policies” for details of our policy on the use of interest rate swaps to manage interest rate risks.

As of September 30, 2003 and 2002, we effectively had no non-sterling debt. At September 30, 2002, approximately £102 million, comprising US dollar denominated debt has been swapped into sterling using currency exchange contracts. During 2003 this debt was repaid therefore at September 30, 2003 we had no non-sterling denominated debt.

In September 1995, we issued $215 million of fixed rate 9 1/8 percent QUIPS. These preferred securities are redeemable at our option or at the option of our wholly-owned subsidiary MEPC International Capital L.P. on or after September 21, 2005. The QUIPS are classified as minority interests in our balance sheet. The proceeds were used for real estate acquisitions. Since June 2001 we have been buying QUIPS in the market and to date QUIPS with a nominal value of $25.0 million are owned by us and have not yet been redeemed.

At September 30, 2003, we have three joint ventures with external borrowings totaling £64 million. These borrowings are undertaken entirely without recourse to us.

For short-term funding needs, we rely on cashflow from operations and direct drawdowns of bank facilities. As at September 30, 2003 we had committed bank lines of credit, totaling £345 million, £115 million of which was unutilized at that date. The majority of these facilities expire during 2004 but taking into consideration the substantial equity interest in our real estate portfolio which represents a potential source of funds either through refinancing or sales, our new facility with BT Pension Scheme and the possible extension of these expiring facilities we believe that these sources are sufficient to cover current liquidity requirements as well as those resulting from new business activity.

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

Credit ratings

Our public debt ratings at the start of 2000 were A- by Standard & Poors, Baal by Moody’s and A by Fitch. In February 2000 Standard & Poors and Fitch downgraded our ratings to BBB+ and A- respectively. Following our May 15, 2000 announcement that we intended to concentrate on business space and run an appropriate capital structure, Standard & Poors and Fitch put us on Credit Watch. Moody’s followed suit in early June 2000. In December 2000 the ratings were downgraded to BB by Standard & Poors, Ba2 by Moody’s and BB by Fitch and following reviews in December 2001 and January 2003 these ratings remain unchanged but a subsequent review in December 2003 resulted in a further downgrading of our ratings to B+ and Ba3 by Standard & Poors and Moody’s respectively. Our QUIPS are rated B2 and CCC+ from Moodys and Standard and Poors, respectively. Our board firmly believes that these changes in our public debt ratings must be considered in light of the following:

1.	We are committed to meeting all our obligations under the terms of our outstanding bonds. Interest and principal will be paid as due as in the past, and covenant obligations, which remain unchanged, will be fully observed.

2.	Our current financing strategy is wholly consistent with our obligations and we intend to maintain a prudent strategy which will continue to be consistent with those obligations. See “—Financial Condition” above and “ITEM 4.B: Business Overview—Financing Policies.”

3.	Clear information will continue to be available to enable investors and credit analysts to understand the business. We intend to continue the practice of making available consolidated financial statements and supporting analytical data incorporating an independent valuation of our properties at each March 31 and September 30. The financial statements for the six months to March 31, 2004 will be published as normal in early June 2004.

Cash flow

Net cash flow from operating activities during 2003 resulted in an outflow of £5 million, compared to inflows of £60 million and £75 million in 2002 and 2001, respectively, consisting primarily of net income from properties of £73 million, £66 million, and £85 million, respectively, offset by administrative expenses of £78.2 million, £6.8 million and £9.7 million, respectively. The reduction in net cash flow from operating activities in 2003 is in correlation to the reduction in our income earning property portfolio but more significantly is due to the payment of the supplementary bonus, but is entirely within the parameters of the financing strategy. See “—Financial Condition” above and “ITEM 4.B: Business Overview—Financing Policies.”

Net cash flows attributable to capital expenditure and the purchase and disposal of properties has reflected our investment strategies. During 2003 and 2002 the incidence of property sales reduced significantly as the disposal of non-business space property neared completion. Receipts from the disposal of properties and other investments totaled £185 million in 2003 compared to £433 million in 2002 and £1.8 billion in 2001. During the same period total capital expenditure has reduced as weaker markets for space has reduced the incidence of new development activity. Total capital expenditure in 2003 was £47 million compared to £116 million in 2002 and £281 million in 2001.

At September 30, 2003, we had approved expenditure for developments and improvements to existing income producing properties totaling £12 million, approximately £4 million of which was subject to binding contractual commitments.

During 2002, we had net cash outflows from financing of £147 million as debt was repaid from the proceeds of property disposals but during 2003 these outflows had decreased to £22 million following the stabilisation of the portfolio. Correspondingly net cash outflows to pay interest and minority dividends (i.e. QUIPS interest) fell from £92 million in 2002 to £85 million in 2003.

Cash inflows not required to finance capital expenditure or service of our debt obligations are upstreamed to our parent company Leconport Estates within the parameters of our financing strategy. Since acquisition, dividends totaling £824 million and loans totaling £1.3 billion have been made to Leconport Estates.

Taxes

At September 30, 1999 we had unrelieved Advance Corporation Tax (ACT) carried forward totaling £51 million, effectively reducing the United Kingdom tax provision to a maximum rate of ten percent. During 2000 these carryforwards were fully utilized to relieve gains arising on the sale of properties. Following the utilization of the ACT, our marginal rate of taxation has reverted to the United Kingdom standard rate of 30 percent, although loss carryforwards in excess of £236 million at September 30, 2003 are available to reduce current and future taxable income. During 2003 the United Kingdom tax charge was minimal as the potential charge was covered by brought forward losses.

We estimate that if all of our property investments were sold at the amounts carried in the UK GAAP financial statements, there would have been a hypothetical tax liability due at September 30, 2003, which has not been provided for in the balance sheet at that date, estimated at a maximum of £87 million.

Information Compliance—the Euro

A study of the implications of the euro for our accounting and reporting systems was completed during 1998. Suitable banking arrangements have been made to enable transactions to be conducted in euro and the financial accounting systems verified as being capable of multi-currency accounting which will accommodate the recording and reporting in euro. We do not expect to report our results in euro until after the entry of the United Kingdom to the European Monetary Union, which is not expected to be before 2005.

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

ITEM 5.E:    Off Balance Sheet Arrangements

Our off balance sheet arrangements are in relation to our Joint Ventures and details of these arrangements are included in note 10 to the Group financial statements. All our joint ventures are engaged in property investment, development or related services. MEPC enters into joint venture arrangements with third parties in order to enjoy a more favorable risk share on a particular project or because we believe that our joint venture partner will bring a level of expertise, which we do not have within MEPC, to a project. As at September, 2003 our investment in joint ventures was valued at £6.8 million which, following the successful disposal of all the properties previously held by our joint venture companies Metropolitan & Capital Properties Limited (“MCPL”) and Prestbury Capital Ventures Limited (“PCVL”), has reduced to £2.4 million. Joint venture operations currently form a small proportion of MEPC’s business and, following the disposal of all of their property interests, it is likely that our interest in “MCPL” and “PCVL” will be dissolved in the near future. Full disclosure of our revenue, expenses and cash flows from joint ventures are included in our Group financial statements.

ITEM 5.F:    Contractual Obligations

The table below shows MEPC’s contractual obligations as at September 30, 2003:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt	671.4	299.8	98.0	90.1	183.5
Purchase Obligations	4.1	4.1
Other Long Term Liabilities	125.4				125.4

Total	800.9	303.9	98.0	90.1	308.9

The long term liabilities shown in the above table represent the outstanding amount due under the QUIPS.

ITEM 6:    Directors, Senior Management and Employees

ITEM 6.A:    Directors and Senior Management

Information concerning our directors and executive officers, at the date of this report, is presented below. Non-executive directors are not our employees.

Name	Age	Position Held
Executive directors
Richard Harrold	57	Chief Executive
John Bateman	46	Director
Roger Quince	57	Director

Non-executive directors		Outside Business Activity
Nick Mustoe	42	Chief Investment Officer & Deputy Chief Executive, Hermes Pensions Management Ltd.
Anthony Watson	58	Chief Executive, Hermes Pensions Management Ltd.

In the period between February 26, 2003 and March 29, 2004 Jamie Dundas, Robert Ware, Iain Watters, Gavin Davidson and Stephen East resigned following the successful completion of the business plan strategy and the sale of the 50% interest in the Company, previously held by GE Real Estates, to Hermes on behalf of its clients.

Our Memorandum and Articles of Association provide that at each Annual General Meeting, one-third of the directors or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third shall retire from office. The directors to retire at an Annual General Meeting shall be, so far as is necessary to obtain the number required, first, any director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment. A retiring director shall be eligible for reappointment. At the Annual General Meeting to be held on April 26, 2004, John Bateman, Richard Harrold, Roger Quince and Anthony Watson, will retire and offer themselves for reappointment.

There is no family relationship between any director or executive officer and any other director or executive officer.

Chairman

On December 1, 2003 Sir Tim Chessells resigned from the board and was replaced as Chairman by Anthony Watson. Appointment of the Chairman is at the sole discretion of our board of directors.

Executive Directors

Mr. Richard Harrold was appointed Chief Executive in June 2003. Prior to his appointment as Chief Executive he was a non-executive director of the company and Director of Property for Hermes Pensions Management Ltd. His responsibilities at Hermes included running the property department which managed property portfolios with a value in excess of £4 billion. He is currently a non-executive director of IPD and a member of the West End Regional Board of the Royal and Sun Alliance plc.

Mr. John Bateman rejoined us as Managing Director of Milton Park in 2000, having previously been employed for approximately ten years, and was appointed a Director in October 2003. He is responsible for our business parks at Milton, near Oxford; Chineham, Basingstoke; South Marston, Swindon and Bute Square, Cardiff. Prior to rejoining us in 2000 he worked for Arlington Securities as Managing Director of Arlington Business Services and ran his own property consulting business.

Mr. Roger Quince joined us as Managing Director of Granta Park in 1998 and was appointed a Director in October 2003. He is responsible for our business parks at Granta, near Cambridge; Birchwood, Warrington; and Hillington, Glasgow. Prior to joining MEPC he was Managing Director of an economics consultancy based in Cambridge.

Executive committee

Our Executive Committee is comprised of the three Executive Directors, as well as Mr. James Brady, aged 50, senior manager responsible for accounting, and Mr. Gavin Lewis, aged 29, senior manager responsible for treasury and taxation.

ITEM 6.B:    Compensation

The compensation of our Executive Directors as a group for the year ended September 30, 2003 was £45.7 million, including amounts paid under the supplementary bonus plan, as disclosed under note 4 to the audited financial statements.

Supplementary bonus plan

Under the terms of the acquisition of our ordinary shares in 2000 by Leconport Estates, we established a participation and supplementary bonus plan under which members of our management, including the executive directors, would be provided with bonuses. The amount of the bonus pool depended upon profits and internal rate of return hurdles achieved over the three years following acquisition (August 2000 to July 2003) compared to the initial investment by Leconport Estates. At a 15 percent internal rate of return and a profit of £160 million or less the bonus pool would be nil which would rise to a maximum of £65 million on the achievement of an internal rate of return of over 28 percent and a profit of at least £325 million. Of the total potential payable under the plan £2.8 million, including national insurance, was paid prior to September 2002 and the balance of £70 million, including national insurance, was paid subsequent to the sale of the shares in Leconport Estates owned by GE Real Estate to clients of Hermes on February 17, 2003.

ITEM 6.C:    Board Practices

The dates of appointment of directors are discussed within “Directors and Senior Management” above.

None of our executive directors have service contracts.

Our audit committee is comprised wholly of non-executive directors and is chaired by Anthony Watson. It meets at least twice a year and reviews the application of our accounting policies and the integrity of our financial statements. It also reviews the scope, quality, independence and objectivity of the audit, the fees paid to external auditors for both audit and non-audit work, and our system of internal controls. The external auditors attend all meetings of the audit committee and the minutes of the meetings are circulated to all directors. Our remuneration committee is comprised entirely of non-executive directors. It meets several times a year and is responsible for the determination of the pay and other benefits of the chairman, executive directors and senior managers. All non-executive directors are members of both the audit committee and the remuneration committees of the board.

ITEM 6.D:    Number of Employees

The number of employees at the end of each of the last three financial years and the average number of employees during those years is provided in note 4 to the Group financial statements. At September 30, 2003 we employed 42 employees, compared to 63 at September 30, 2002 and 113 at September 30, 2001. The average number of employees during year ended September 30, 2003 was 52 compared to 79 for 2002. The reduction in employee numbers over the three years is a direct consequence of our strategies to outsource direct property management activities and focus on business space in the United Kingdom. During the 2002 year we outsourced the management of our factory outlet center properties with a resultant reduction in staff numbers of 23.

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

ITEM 7.B:    Related Party Transactions

On November 28, 2003, a further loan facility was signed between MEPC Limited and Leconport Estates increasing the amount which MEPC Limited may loan to Leconport Estates to a maximum of £1,530 million. As at September 30, 2003 the amount due to us under these facilities was £1,326.4 million. Since September 30, 2003 a further £68.4 million has been lent to and £50 million repaid by Leconport Estates. The loans are unsecured and repayable to us on giving 14 days notice to Leconport Estates. Interest is payable quarterly in arrears at an interest rate equivalent to 3 months LIBOR minus 50 basis points.

During the year MEPC received fees of £0.7 million from City Link (Cardiff) Limited, a joint venture, none of which was outstanding at the year end.

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

Our board of directors establishes dividend policies and annual distributions after considering our financial condition and future prospects for earnings and liquidity. Dividends of £500 million in October 2000, £320 million in December 2002, and £4 million in October 2003, were paid to Leconport Estates. With the exception of these dividends, upstreams of cash to Leconport Estates between June 2000 and December 2003 took the form of inter-company loans rather than dividends. Future upstreams to Leconport Estates, whether by dividend or loan, will be determined by the board with reference to our liquidity requirements to service our debt and investment requirements within the parameters of our financing strategy.

ITEM 8.B    Significant changes

There have been no significant changes since September 30, 2003.

ITEM 9:    The Offer and Listing

ITEM 9.A:    Offer and Listing Details

On September 18, 1995, MEPC International Capital, L.P. issued 8.6 million 9 1/8 percent Cumulative Guaranteed Quarterly Income Preferred Securities, Series A, or QUIPS, guaranteed by MEPC plc, now MEPC Limited, pursuant to a Guarantee Agreement, referred to as the “QUIPS Guarantee”.

The QUIPS and the QUIPS Guarantee are listed on the New York Stock Exchange. To the best of our knowledge, the QUIPS trade exclusively in the United States. At December 31, 2003, a total of 8,600,000 QUIPS were held by approximately 14,291 holders with registered addresses in the United States and 343 with registered addresses outside of the United States. Because a portion of the QUIPS are held by nominees, the number of holders above may not be representative of the number of beneficial owners in the United States.

Since June 2001 MEPC have been buying QUIPS in the market and to date QUIPS with a nominal value of $25.0 million are owned by us and have not yet been redeemed. Although we have no present intention of making a general offer to QUIPS investors we are interested in purchasing QUIPS and whenever we have been approached with offers to repurchase QUIPS, subject to price, we have repurchased them.

It is the opinion of counsel that our QUIPS should not qualify for the reduced 15% rate of tax on certain dividends recently codified under section 1(h) (11) of the US Internal Revenue Code of 1986 as amended.

The QUIPS were issued at an initial public offering price of $25 per share and trading on the New York Stock Exchange did not commence until September 28, 1995. The high and low sales price in dollars for the five most recent fiscal years ended September 30, 2003, and the six most recent months were as follows:

		High	Low
1999		27 1/8	24
2000		25 1/8	17
2001		23 13/16	16 1/2
2002	First Quarter	23 13/32	22 21/32
	Second Quarter	25	22 51/64
	Third Quarter	24 3/4	23 3/4
	Fourth Quarter	24 1/5	20
	Full Year	25	20
2003	First Quarter	23 3/5	20 9/10
	Second Quarter	24 19/20	22 3/10
	Third Quarter	24 17/20	22 17/20
	Fourth Quarter	26 1/4	24
	Full Year	26 1/4	20 9/10
2003	July	24 2/5	22 17/20
	August	24 1/3	23 7/10
	September	24 17/20	24
	October	24 1/2	24
	November	26 1/4	24 1/10
	December	26 1/5	24 1/2

On May 14, 1996, MEPC Finance Inc issued $225 million of 7.5 percent Guaranteed Notes due May 1, 2003, referred to as the “7.5 percent Notes”, payment of principal and interest guaranteed by MEPC pursuant to the Indenture, referred to as the “Note Guarantee”, between MEPC plc, now MEPC Limited, MEPC Finance and the Chase Manhattan Bank, as Trustee. The 7.5 percent Notes were not listed on any exchange and traded in the secondary market through DTC, Euroclear and Clearstream or principal to principal via dealers. Accordingly, the high and low sales prices or the extent of trading in United States is not applicable. These notes were repaid in full during the year to September 30, 2003.

The QUIPS, and QUIPS Guarantee represent MEPC’s only securities registered under the Securities Act of 1933. The disposition of our US operations has had no effect on these securities, their terms or MEPC’s obligations as provided in their respective offering document.

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

Directors’ powers

Directors’ power to vote on a proposal in which he is interested

A director may not vote or count in the quorum on a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal to which MEPC is to be party and in which he has, to his knowledge, a material interest. This prohibition does not apply to a resolution concerning any of the following matters:

a)	the giving to a director of a guarantee, or security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the company or any of its subsidiaries;

b)	the giving to a third part of a guarantee, security or indemnity in respect of a debt or obligation of MEPC or any of its subsidiaries for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

c)	a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of MEPC or any of its subsidiaries for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

d)	any contract, arrangement, transaction or proposal to which MEPC is or is to be a party concerning another company, including a subsidiary of MEPC, in which he is interested, directly or indirectly, whether as an officer, shareholder, creditor or otherwise, if his interest in the equity share capital or voting rights of the relevant company does not, to his knowledge, equal or exceed one per cent;

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

Dividends

Subject to the Acts and the articles of association, MEPC may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests, but no dividend may exceed the amount recommended by the directors. Subject to the Acts the board may declare and pay such interim dividends, including a dividend payable at a fixed rate, as appear to it to be justified by the profits of MEPC available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares that rank after shares conferring preferred rights with regard to dividend, unless at the time of payment a preferential dividend is in arrears.

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

The board may, with the prior authority of an ordinary resolution of MEPC, direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and, in particular, of paid-up shares or debentures of another company. The board may, with the prior authority of an ordinary resolution of MEPC, allot to those holders of ordinary shares who have elected to receive them further ordinary share, credited as fully paid, instead of cash in respect of all or part of a dividend or dividends specified by the resolution.

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

ITEM 10.E:    Taxation

Based on the advice of our English legal counsel, under current English Law, UK Inland Revenue practice, and the United Kingdom/United States Double Taxation Treaty, (referred to as the “Treaty”), no taxes, levies or charges of the United Kingdom or any political subdivision or taxing authority thereof or therein are required to be deducted or withheld (a) from any payment to a beneficial owner of a QUIPS who is a resident or citizen of the United States (who is not also a resident of, or ordinarily resident in, the United Kingdom and who does not have a permanent establishment or a fixed base in the United Kingdom to which QUIPS are connected) (a “US Holder”), made by MEPC International pursuant to the QUIPS or by us pursuant to the Guarantee or (b) from any payment by MEPC in respect of MEPC’s Cumulative Capital Interests, Series A ( “Capital Interests”), provided that, the Capital Interests are listed on a recognized stock exchange and, provided further, that, in respect of payment made by us to a US Holder pursuant to the Guarantee, as regards the portion of any such payment which represents income in respect of the QUIPS:

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

Based on the advice of counsel, income included by US Holders in respect of the QUIPS in 2003 should not be eligible for the recently introduced rates of taxation on qualified dividend income, and such amounts should be taxable to the US Holders at the rates applicable to other items of ordinary income.

Sale or Exchange of QUIPS

A US Holder should not generally be liable for UK tax on gains realized or accrued on the sale, or other disposal of the QUIPS, unless the QUIPS are held in connection with a trade, profession or vocation carried on by the US Holder in the United Kingdom through a branch, agency or permanent establishment in the UK.

For US Federal income tax purposes, a US Holder of QUIPS will be treated as owning equity interests in a passive foreign investment company (a “PFIC”). As a result, any gain recognized on the sale of the QUIPS generally will be taxable as ordinary income and will be subject to tax as if the gain had been realized ratably in each year of the US Holder’s holding period. The amount allocated to each prior year generally will be taxed at the highest rate applicable in such year and an interest charge generally will be imposed on the taxes deemed to have been payable in each of those previous years. US Holders are urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances and the necessity of filing IRS Form 8621, as well as the availability of any ameliorative elections or other actions.

US Information Reporting and Backup Withholding

In general, a US Holder who fails to furnish a correct taxpayer identification number and make any other required certification may be subject to information reporting to the US Internal Revenue Service and backup withholding at a current rate of 28 percent with respect to distributions made on and proceeds from the sale or other disposition of QUIPS.

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

We manage our financing requirements through a combination of fixed and floating rate securities, bank debt and funding from our ultimate parent entity. Interest rate swaps are used to manage interest rate exposures when considered appropriate. This is based upon our existing or anticipated net debt level. Since the notional values of interest swaps are used for calculation purposes only, and are not actually exchanged, our potential market and credit risk in respect of these investments is limited to the differential between the fixed and floating amounts. Furthermore, interest rates contracts are entered into with approved counter parties thereby mitigating the credit risk.

The analysis on the following pages presents the cashflow sensitivity of these financial instruments to selected interest rate changes over a twelve-month period. The sensitivity analysis assumes an instantaneous 100 or 200 basis point movement, both up and down, from the interest rates in place at September 30, 2003. We believe these ranges are reasonably possible over a one year period. We have chosen to reflect this analysis using cashflows because cash movements are most representative of the true economics and risks for the particular instrument and because cashflow is independent of US or UK GAAP. The table reflects the principal or notional amounts for investments or financings as of September 30, 2003 and the approximate twelve-month interest cashflow for each type of instrument outstanding at September 30, 2003 based on the interest rates in effect at September 30, 2003. Gains/(losses) are calculated by taking the difference between this approximate cashflow based on September 30, 2003 interest rates and the cashflow calculated based on the assumed interest rate. Summarized information is also presented as of September 30, 2002 using the same methodology. All amounts are in £ millions.

INTEREST RATE SENSITIVITY—US GAAP (£ million)

	Principal or notional amount at September 30, 2003	Approx. (twelve months) interest cashflow in/ (out) for instruments outstanding at September 30, 2003 based on interest rates at September 30, 2003	Change in interest cashflow in/(out) for a twelve month period
			+200bp	+100bp	-100bp	-200bp
Investments:
Sterling denominated:
Cash equivalents	3.2	–	0.1	–	–	(0.1)
US dollar denominated:
Cash equivalents	1.3	–	–	–	–	–
Euro denominated:
Cash equivalents	0.6	–	–	–	–	–
Australian dollar denominated:
Cash equivalents	0.2	–	–	–	–	–

Total	5.3	–	0.1	–	–	(0.1)

Loan to ultimate parent company	1,326.4	43.1	26.5	13.3	(13.3)	(26.5)

Debt instruments
Sterling denominated:
Fixed rate	388.5	(40.1)	–	–	–	–
Variable rate	282.9	(10.7)	(5.7)	(2.8)	2.8	5.7

Total	671.4	(50.8)	(5.7)	(2.8)	2.8	5.7

Minority interest instruments: (Subsidiary preferred stock)
US dollar denominated:
Fixed rate	115.0	(10.9)	–	–	–	–

Total	115.0	(10.9)	–	–	–	–

Interest rate derivatives:
Interest rate swaps, fixed payable
Sterling denominated	650.0	(17.1)	13.0	6.5	(6.5)	(13.0)
Interest rate swaps, fixed receivable
Sterling denominated	396.6	11.2	(7.9)	(4.0)	4.0	7.9

Total	1,046.6	(5.9)	5.1	2.5	(2.5)	(5.1)

Total September 30, 2003		(24.5)	26.0	13.0	(13.0)	(26.0)

Total September 30, 2002		(26.6)	31.5	15.7	(15.7)	(31.5)

Notes:

1)	For individual instruments projected to mature during the twelve-month period, the analysis assumes a rollover based on the particular interest rate assumption.

2)	Where a foreign currency swap completely eliminates all foreign currency exposures of a foreign currency denominated instrument, the instrument is classified based on its economic interest rate exposure for the purposes of this analysis.

Foreign Currency Exchange Rate Risk

Our exposure to currency movements is limited to non-sterling financial instruments, primarily liabilities, and any related income and expense item. We use currency derivative contracts to manage foreign exchange exposures arising from the issue of non-sterling debt.

The analysis that follows presents the sensitivity of the market values of our non-sterling denominated financial instruments to selected foreign currency movements. The sensitivity analysis assumes an instantaneous ten percent change in the foreign currency exchange rates from their levels at September 30, 2003, with all other variables, including interest rates, held constant. The “+10%” column assumes a ten percent strengthening in sterling versus the underlying foreign currency and the “-10%” column assumes a ten percent weakening in sterling versus the underlying currency. We believe these ranges are reasonably possible over a one year period. Gains/(losses) are calculated by taking the change in sterling derived from the current exchange rate to the hypothetical rate.

Summarized information is also presented as of September 30, 2002, using the same methodology. All amounts are in £ millions.

FOREIGN EXCHANGE SENSITIVITY—US GAAP (£ million)

	Sterling market value based on September 30, 2003 foreign exchange rates	Market value changes favourable (unfavourable)
		+10%	-10%
Cash and investments:
■ US Dollar denominated	1.3	(0.1)	0.1
■ Euro denominated	0.6	(0.1)	0.1
■ Australian dollar denominated	0.2	–	–

	2.1	(0.2)	0.2

Minority interest instruments:
■ US Dollar denominated	114.5	10.4	(12.7)

Foreign currency derivatives:
Forward contracts	115.0	(10.5)	12.8

Total September 30, 2003		(0.3)	0.3

Total September 30, 2002		(0.0)	0.0

Note:  Following the repayment during the year of our only currency denominated debt instrument and the cancellation of the related swaps our only currency derivatives are related to our dollar denominated minority interest instrument. These outstanding foreign currency swap instruments are as follows (in millions):

Minority Interest Instruments	Foreign Currency Derivatives

US dollar denominated	Currency swaps for £44.6 million, £39.9 million and £30.5 million maturing in September 2005

PART II

ITEM 13:    Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15:    Controls and Procedures

The Company’s Chief Executive and its Head of Corporate Accounting, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company, particularly during the period in which this Form 20-F was being prepared.

There were no significant changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 :

ITEM 16:A    Audit Committee Financial Expert

Our audit committee financial expert is Anthony Watson, an independent non-executive director.

ITEM 16:B    Code of Ethics

We have adopted a code of ethics that imposes obligations on our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. This document is available by written request to our principal executive office at 4th Floor, Lloyds Chambers, 1 Portsoken Street, London E1 8LW.

PART III

ITEM 17:    Financial Statements

The following financial statements and schedules, together with the report of the independent auditors, are filed as part of this Annual Report:

Report of independent auditors

Group Profit and Loss Account for the three years ended September 30, 2003

Group Balance Sheets as at September 30, 2003 and 2002

Other Primary Statements for the three years ended September 30, 2003

Group Cash Flow Statements for the three years ended September 30, 2003

Notes to the accounts

Financial Statement Schedules:

Schedule II: Valuation and Qualifying Accounts

Schedule III: Real Estate and Accumulated Depreciation

ITEM 19:    Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1 & 1.2*	Memorandum and Articles of Association of MEPC Limited.

7.0	For a statement of how ratio of earnings to fixed charges information was calculated, see note 4 of “ITEM 3.A: Selected Financial Data”.

8.0	List of subsidiaries

12.1	Certificate of Richard A. Harrold, Chief Executive of MEPC Limited, persuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of James M. Brady Head of Corporate Accounting of MEPC Limited, persuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.0

Certification of Richard A. Harrold, Chief Executive and James M. Brady, Head of Corporate Accounting of MEPC Limited, persuant to Section 18 U.S.C. Section 1350, as adopted persuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as exhibits to the Annual Report on Form 20-F for the fiscal year ended September 30, 2000 and incorporated herein by reference.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEPC Limited (Registrant)

By	/s/ RICHARD A HARROLD	By	/s/ ROGER E QUINCE
	Name: Richard A Harrold Title: Chief Executive		Name: Roger E Quince Title: Director

Dated: March 26, 2004

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of MEPC Limited and subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 2003 in conformity with generally accepted accounting principles in the United Kingdom. Also in our opinion, the related financial statement schedules taken as a whole present fairly, in all material respects the information set forth therein.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 of the Group financial statements.

KPMG AUDIT PLC

Chartered Accountants

Registered Auditor

London, England

December 5, 2003, except for notes 4, 24, 26 and 28 which are as of March 26, 2004.

GROUP PROFIT AND LOSS ACCOUNT

FOR THE YEARS ENDED SEPTEMBER 30,

	Note	2003	2002	2001 (restated- Note 1)
		£m	£m	£m
Gross rental income and other charges		88.2	126.0	183.4
Relative to joint ventures and associates		(4.8)	(38.5)	(42.8)

	2	83.4	87.5	140.6

Net income from properties	3	56.1	60.8	95.4
Administrative expenses

Recurring administrative expenses	4	(8.2)	(6.8)	(6.9)
Supplementary bonus	4	–	–	(72.8)

		(8.2)	(6.8)	(79.7)

Operating profit		47.9	54.0	15.7
Share of operating profit in joint ventures		3.9	25.8	28.9
Other income		1.3	1.4	0.9
Net (losses)/gains on fixed asset disposals	5	(2.2)	5.8	35.0

Profit on ordinary activities before finance and taxation		50.9	87.0	80.5
Cost of finance (net)	6	(25.8)	(36.2)	(59.0)

Profit on ordinary activities before taxation		25.1	50.8	21.5
Taxation	7	0.9	17.7	81.3

Profit on ordinary activities after taxation		26.0	68.5	102.8
Minority interests	17

Equity		(0.4)	(0.5)	(0.4)
Non-equity		(11.0)	(11.8)	(12.1)

		(11.4)	(12.3)	(12.5)

Profit for the financial year		14.6	56.2	90.3
Dividends on preference shares		–	–	–

Profits attributable to ordinary shareholders		14.6	56.2	90.3
Equity dividends paid		(320.0)	–	(500.0)

Retained (loss)/profit for the financial year		(305.4)	56.2	(409.7)

The results in the above profit and loss account all relate entirely to continued operations.

See accompanying notes to the Group financial statements.

GROUP BALANCE SHEETS

AS AT SEPTEMBER 30,

	Note	2003	2002
		£m	£m
Fixed assets
Tangible assets
Investment and development properties	8	1,073.0	1,220.9
Other fixed assets	9	0.6	3.1

		1,073.6	1,224.0
Investments in joint ventures	10

Share of gross assets		42.4	78.4
Share of gross liabilities		(35.6)	(55.3)

Other fixed asset investments	11	6.8	23.1
		23.2	43.7

		1,103.6	1,290.8

Current assets
Loans to ultimate parent company—Leconport Estates	12	1,326.4	1,500.4
Deferred taxation	7	68.3	66.5
Other debtors due within one year	13	50.4	62.2

Total debtors		1,445.1	1,629.1
Cash and short term deposits	14	5.3	75.3

		1,450.4	1,704.4
Creditors falling due within one year
Loan capital and bank overdrafts	16	(299.8)	(212.3)
Other	15	(84.5)	(163.8)

Net current assets		1,066.1	1,328.3

Total assets less current liabilities		2,169.7	2,619.1
Creditors falling due after more than one year
Loan capital	16	(371.6)	(474.0)
Other	15	–	–
Minority interests	17

Equity		(10.4)	(9.4)
Non-equity		(115.0)	(120.7)

		(125.4)	(130.1)

		1,672.7	2,015.0

Capital and reserves
Equity shareholder’s funds
Ordinary share capital	18	105.8	105.8
Share premium account	19	78.1	78.1
Revaluation reserve	19	246.2	293.6
Capital redemption reserve	19	405.2	405.2
Profit and loss account	19	837.4	1,132.3

Total equity shareholder’s funds		1,672.7	2,015.0

Shareholder’s funds relate exclusively to equity shareholders’ interests.

See accompanying notes to the Group financial statements.

OTHER PRIMARY STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30,

	2003	2002	2001 (restated- Note 1)
	£m	£m	£m
Statement of total recognised gains and losses
Profit for the financial year	14.6	56.2	90.3
Net (deficit)/surplus on revaluation after adjustment for minorities:
Properties	(35.0)	3.5	54.0
Joint ventures	(1.9)	7.7	(3.0)
Currency translation movements	–	(0.2)	(1.9)
Taxation	–	–	(3.4)

	(22.3)	67.2	136.0

Note of historical cost profits and losses
Profit on ordinary activities before taxation	25.1	50.8	21.5
Realisation of property revaluation surplus and deficits in prior years	10.5	56.5	134.0
Amortisation charge (difference between historical cost and revalued amount)	0.3	0.3	0.3

Historical cost profit on ordinary activities before taxation	35.9	107.6	155.8

Historical cost (loss)/profit retained after tax, minorities and dividends	(294.6)	113.0	(275.4)

Reconciliation of movements in shareholder’s funds
Opening shareholder’s funds as previously stated	2,015.0	1,894.4	2,346.6
FRS 19 prior year adjustment (note 1)	–	53.4	(32.6)

Restated opening shareholders’ funds	2,015.0	1,947.8	2,314.0

Capital repayment and related costs	–	–	(2.2)
Property revaluation adjustments	(36.9)	11.2	51.0
Currency translation movements	–	(0.2)	(1.9)
Profit attributable to ordinary shareholders	14.6	56.2	90.3
Dividends to ordinary shareholders	(320.0)	–	(500.0)
Taxation	–	–	(3.4)

Movements in shareholder’s funds	(342.3)	67.2	(366.2)

Closing shareholder’s funds	1,672.7	2,015.0	1,947.8

See accompanying notes to the Group financial statements.

GROUP CASH FLOW STATEMENT

FOR THE YEAR ENDED SEPTEMBER 30,

	Note	2003	2001	2000
		£m	£m	£m
Net cash inflow from operating activities before supplementary bonus		65.3	59.5	75.1
Supplementary bonus paid in year		(70.0)	–	–

Net cash (outflow)/inflow from operating activities	20	(4.7)	59.5	75.1
Dividends from joint ventures and associates		0.2	0.2	1.2
Returns on investments and servicing of finance

Interest and dividends received		48.8	55.5	41.0
Interest paid		(74.6)	(80.3)	(106.9)
Parent preference and minority dividends		(10.3)	(11.7)	(12.5)

Net cash outflow from returns on investments and servicing of finance		(36.1)	(36.5)	(78.4)
Taxation
United Kingdom corporation tax		–	3.0	(18.2)
Overseas taxes		0.5	(1.6)	(1.8)
Taxation received/(paid)		0.5	1.4	(20.0)
Capital expenditure and financial investments

Payments for acquisition and development of property		(47.4)	(110.5)	(278.8)
Payment for acquisition of other fixed assets and investments		–	(5.7)	(1.7)
Receipts from disposal of properties		151.3	306.6	1,793.5
Receipts from disposal of other fixed assets and investments		20.2	6.4	9.3
Loans to ultimate parent company	12	174.1	(318.8)	(1,181.6)

Net cash inflow/(outflow) on capital expenditure and financial investments		298.2	(122.0)	340.7
Acquisitions and disposals
Receipts from disposals and loan repayments from joint venture investments		13.8	119.5	34.8
Equity dividends paid		(320.0)	–	(500.0)

Net cash (outflow)/inflow before liquid resources and financing		(48.1)	22.1	(146.6)
Management of liquid resources
Investment in term deposits		70.3	127.8	346.0
Financing

Redemption of parent preference shares			–	(2.2)
Loan capital		(15.7)	(139.7)	(199.0)
Redemption of QUIPS preference shares	17	(6.2)	(7.3)	(1.1)

Cash outflow from financing		(21.9)	(147.0)	(202.3)

Increase/(decrease) in cash		0.3	2.9	(2.9)

Reconciliation of increase/(decrease) in cash to movement in net debt

		2003	2002	2001
		£m	£m	£m
Increase/(decrease) in cash		0.3	2.9	(2.9)
Decrease in loan capital		15.7	139.7	199.0
(Decrease) in liquid resources		(70.3)	(127.8)	(346.0)

Change in net debt from cash flows		(54.3)	14.8	(149.9)
Other non-cash items		(0.8)	(1.0)	(1.6)

Movement in net debt for the year		(55.1)	13.8	(151.5)
Opening net debt		(611.0)	(624.8)	(473.3)

Closing net debt		(666.1)	(611.0)	(624.8)

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

FRS 19 (Deferred Tax) was adopted during 2002 as described under ‘Taxation’ below. The impact of applying FRS 19 as described has been to increase profits attributable to ordinary shareholders by £1.8m (2002: £13.1m, 2001: £86.0m) and to increase reserves by £68.3m (2002: £66.5m, 2001: £53.4m).

In accordance with section 230 of the Companies Act 1985 a separate profit and loss account of MEPC Limited is not presented.

“£m” represents million pounds sterling and “US$m” represents million U.S. dollars.

Companies Act 1985

The financial statements do not constitute the Company’s statutory accounts for the years ended September 30, 2003, 2002 and 2001 but are derived from those accounts. Statutory accounts for 2003, 2002 and 2001 have been delivered to the Registrar of Companies. The Auditors have reported on those accounts; their reports were unqualified and did not contain statements under sections 277 (2) or (3) of the Companies Act 1985. The financial statements differ from the statutory accounts only in that the parent company financial information is not presented and certain US GAAP information has been included. Generally accepted accounting principles in the United Kingdom vary in certain respects from generally accepted accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 of the Group’s financial statements.

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

Properties

The Group’s properties are valued semi-annually for the board. The bases of valuation of investment and development properties are described in note 8. Investment and development properties, which are classified as fixed assets, are included at valuation less amounts transferred to debtors under UITF 28 above.

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

NOTES TO THE ACCOUNTS

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

		£1 equivalent at September 30
	2003	2002	2001
American dollar US$	1.66	1.57	1.47
Australian dollar A$	n/a	n/a	2.98
Euro €	1.43	1.59	1.61
Deutsche mark Dm	n/a	n/a	3.16

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

2    Gross rental income and other charges

	2003	2002	2001
	£m	£m	£m
Gross rental income (from contractual leases)	64.8	77.0	122.0
Other property income	10.0	2.5	1.5
Recoveries from tenants	8.6	8.0	17.1

Gross rental income and other charges (all from United Kingdom)	83.4	87.5	140.6

Share of joint ventures and associates
United Kingdom	4.8	38.5	38.9
Australia	–	–	3.9

	4.8	38.5	42.8

NOTES TO THE ACCOUNTS

3    Net income from properties

	2003	2002	2001
	£m	£m	£m
Gross rental income and other charges	83.4	87.5	140.6
Ground rents	(0.5)	(0.3)	(2.4)
Amortisation of leasehold properties	(0.5)	(0.4)	(0.3)
Other property outgoings	(26.3)	(26.0)	(42.5)

Net income from properties	56.1	60.8	95.4

Supplementary segmental information is provided in note 27.

4    Administrative expenses

Administrative expenses are stated after charging:

	2003	2002	2001
	£m	£m	£m
Depreciation of office furniture, equipment and computers	2.5	1.2	2.8
Auditors remuneration
—Audit	0.2	0.3	0.3
—Other services (principally taxation advice)	0.3	0.3	0.4

Note: Administrative expenses exclude costs attributable to the management of the Group’s properties which are included in property outgoings in note 3.

Employee information

Employee numbers

At September 30, 2003 the total number of persons employed by the Group was 42 (2002 63; 2001 113) which Included 4 (2002 3; 2001 18) part-time employees. The average number of persons employed by the Group during the year, including part-time employees, was 52 (2002 79; 2001 129) as analysed below:

	2003	2002	2001
	No	No	No
On-site management	20	28	43
Property management	5	14	39
Administration	27	37	47

Total	52	79	129

Part time	4	4	14
Full-time	48	75	115

Staff costs

The aggregate remuneration and associated costs of the Group, including directors’ emoluments, were as follows:

	2003	2002	2001
	£m	£m	£m
Wages and salaries	5.8	6.4	14.0
Social security costs	0.5	0.7	1.4
Pension contributions	1.5	0.7	0.7

	7.8	7.8	16.1

NOTES TO THE ACCOUNTS

Directors’ remuneration

Total directors’ remuneration for the years ended September 30, 2003, 2002 and 2001 is analysed as follows:

	2003	2002	2001
	£m	£m	£m
Directors’ emoluments	1.4	1.2	1.2
Amounts paid under Supplementary bonus plan	44.1	–	1.9
Company contributions to pension schemes	0.2	0.3	0.2

	45.7	1.5	3.3

The total includes £12.9m (2002 £0.4m; 2001 £0.9m) in respect of the highest paid director including company pension contributions of £0.1m (2002 £0.1m; 2001 £0.1m) made to defined contribution pension schemes on his behalf. Retirement benefits are accruing to no directors (2002 3; 2001 3) under defined contribution schemes and no directors (2002 2; 2001 2) under defined benefit schemes.

Supplementary bonus plan

A participation and supplementary bonus plan was established at the time of acquisition of the Company’s shares by Leconport Estates in 2000. Of the total potentially payable under the plan, £2.8m (including employers national insurance) had been paid up to 30 September 2002 and full accrual of the remaining maximum under the plan of £70m (including employers national insurance contributions at the current rate) was included in other creditors on the balance sheet. Payment of the full balance of £70m was triggered following the announcement on 17 February 2003 that Hermes had acquired, on behalf of its clients, the 50% interest in the company previously held by GE Real Estate and by the achievement of the requisite performance targets under the terms of the plan.

Pensions

The MEPC Group operates a number of schemes. The two principal schemes are, the MEPC Limited Pension & Assurance Scheme (the MEPC Scheme), which is of the defined benefit type, and the MEPC (Defined Contribution) Pension Scheme, which is of the defined contribution type. With effect from 1 August 1998, all new employees who have joined the Group have (subject to eligibility) been offered membership of the MEPC (Defined Contribution) Pension Scheme. The assets of all the schemes are held in separate Trustee administered funds. The total pension cost for the Group was £1.5m (2002: £0.7m). The pension cost is assessed in accordance with the advice of qualified actuaries in accordance with SSAP24.

An actuarial valuation of the MEPC Scheme was carried out as at 31 December 31, 2000. The Attained Age method was used and the principal assumptions adopted were investment returns of 5.75% per annum, earnings increases of 4.75% per annum and Retail Prices Index increases of 2.75% per annum. As at December 31, 2000, the market value of the MEPC Scheme’s assets was £80.1m and this was sufficient to cover 118% of the benefits that had accrued to the members, after allowing for expected future increases in earnings. The next actuarial valuation of the Scheme is due to be carried out as at December 31, 2003. It is estimated that at 30 September 2003 the scheme was more than 100% funded on the Minimum Funding Requirement basis.

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

Under the transitional arrangements of FRS17 the Company is required to disclose the following information about the scheme and the figures that would have been shown under FRS17 in the current profit and loss account and balance sheet:

Assumptions and net liability	2003	2002	2001
		Projected Unit	Projected Unit
Valuation method
Rate of inflation	2.7%	2.4%	2.5%
Rate of earnings increases	4.3%	4.4%	4.5%
Rate of increase in pensions in payment or deferred	2.7%	2.4%	2.5%
Discount rate applied to liabilities	5.3%	5.4%	6.1%
Rate of return on equities	6.7%	6.5%	7.0%
Rate of return on UK Government bonds	4.7%	4.5%	5.0%
Rate of return on bonds and other investments	5.0%	4.9%	5.4%

NOTES TO THE ACCOUNTS

	2003	2002	2001
	£m	£m	£m
Market value of assets at September 30
—Equities	44.7	39.4	46.4
—Bonds and other fixed interest investments	14.8	13.8	16.6

Total market value of assets	59.5	53.2	63.0
Discounted value of scheme liabilities at September 30	(76.6)	(73.1)	(63.0)

Liability in the scheme	(17.1)	(19.9)	–
Related deferred tax asset	5.1	6.0	–

Net pension liability at September 30	(12.0)	(13.9)	–

Movement in deficit during the year
Deficit in the scheme at 1 October 2002	(19.9)	–

Current service costs	(0.5)	(0.5)
Past service costs	–	–

Service costs	(0.5)	(0.5)

Contributions in year	0.3	0.4

Expected return on scheme assets	3.1	4.0
Interest on pension scheme liabilities	(3.9)	(3.8)

Finance costs	(0.8)	0.2

Actual return less expected return on scheme assets	4.8	(12.0)
Experience gains and losses on scheme liabilities	1.7	0.6
Change in assumptions regarding the present value of scheme liabilities	(2.7)	(8.6)

Actuarial gain/(loss)	3.8	(20.0)

Deficit in the scheme at September 30, 2003	(17.1)	(19.9)

Actual return less expected return on scheme assets as a percentage of the market value of Scheme assets	8%	(23)%
Experience gains and losses arising on scheme liabilities as a percentage of the discounted value of scheme liabilities	2%	1%
Actuarial loss as a percentage of the discounted value of scheme liabilities	5%	(27)%

Under the provisions of FRS17, service costs and finance costs would be included in operating profits and finance costs respectively in the profit and loss account in both cases net of related deferred tax. The actuarial loss would be included the statement of total recognized gains and losses for the year. Inclusion of the net pension liability measured under FRS 17 as above would reduce shareholders funds at September 30, 2003 from £1,672.7m to £1,660.7m and reduce the profit and loss reserve at September 30, 2003 from £837.4m to £836.7m.

5    Net (loss)/gains on fixed asset disposals

The net (loss)/gains on disposal of fixed assets are calculated by reference to book value at the date of disposal. Net gains arose as follows:

	2003	2002	2001
	£m	£m	£m
Disposal of properties and subsidiaries	(3.0)	6.4	29.4
Disposal of other fixed assets	(0.2)	(0.5)	–
Share of joint ventures’ net gains/(losses) on fixed asset disposals	1.0	(0.1)	5.6

Total	(2.2)	5.8	35.0

NOTES TO THE ACCOUNTS

6    Cost of finance (net)

	2003	2002	2001
	£m	£m	£m
On loans not wholly repayable within 5 years	15.0	18.0	41.5
On loans repayable wholly within 5 years	50.4	56.1	47.7
On bank overdrafts	–	–	0.1
Costs of repurchasing bonds	4.9	2.2	4.0

	70.3	76.3	93.3
Transfer to cost of properties	(0.9)	(6.3)	(14.1)

	69.4	70.0	79.2
Interest income on loans to ultimate parent company Leconport Estates	(44.3)	(50.4)	(40.6)
External interest income	(2.8)	(5.4)	(6.0)

	22.3	14.2	32.6
Share of joint ventures’ finance costs	3.5	22.0	26.4

Cost of finance (net)	25.8	36.2	59.0

7    Taxation / Deferred taxation

	2003	2002	2001 (restated– Note 1)
	£m	£m	£m
Taxation credit / (charge) in profit and loss account
United Kingdom taxation at 30.0% (2002 30.0%; 2001 30.0%)	–	(0.4)	(1.9)
Overseas taxation	0.1	5.3	(2.1)
Share of joint ventures’ taxation	(1.0)	(0.3)	(0.7)

Total current taxation	(0.9)	4.6	(4.7)

United Kingdom deferred taxation on timing differences in respect of:
Potential clawback of capital allowances	(3.4)	3.7	44.5
Losses and other timing differences	5.2	9.4	41.5

Total deferred taxation (see below)	1.8	13.1	86.0

	0.9	17.7	81.3

Factors affecting taxation (charge)/credit for the year
Profit on ordinary activities before taxation multiplied by tax at the UK standard rate of 30%	(7.6)	(15.4)	(6.5)
Effects of:
Capital allowances	3.8	3.8	3.4
Losses utilised and other timing differences	(12.2)	6.1	(15.6)
Permanent differences	1.8	(5.0)	(9.7)
Group relief from parent	13.3	15.1	23.7

Total current taxation	(0.9)	4.6	(4.7)

NOTES TO THE ACCOUNTS

	2003	2002
	£m	£m
Deferred taxation in the Group balance sheet
Balance at October 1	66.5	53.4
Transfer to profit and loss account (see above)	1.8	13.1

Balance at September 30	68.3	66.5

Comprising:
Potential clawback of capital allowances	(21.4)	(18.0)
Losses and other timing differences	89.7	84.5

	68.3	66.5

The Group’s net deferred tax asset at 30 September 2003 is expected to be recovered by set-off against tax liabilities arising on future trading profits and realized capital gains.

Unprovided taxation in respect of capital gains, which might become payable if the investment and development properties were sold at the net amount at which they are stated in the financial statements is estimated at a maximum of £87m (2002 £88m).

8    Investment and development properties

	Freehold	Long leasehold	Short leasehold	Total
	£m	£m	£m	£m
October 1, 2002	1,134.1	81.0	5.8	1,220.9
Additions	18.3	7.6		25.9
Disposals	(139.0)	–		(139.0)

	1,013.4	88.6	5.8	1,107.8
Net surplus/(deficit) on revaluation	(37.7)	3.0	(0.1)	(34.8)

September 30, 2003	975.7	91.6	5.7	1,073.0

Investment and development properties were valued at September 30, 2003, on the basis of “open market value” as defined in the RICS Appraisal and Valuation Manual issued by the Royal Institution of Chartered Surveyors, by Messrs. Knight Frank as external valuers. The external valuation was £1,098.9m. The book value of investment and development properties totaling £1,073.0m is stated after reclassifying £25.9m (2002: £23.8m) of lease incentive costs under debtors in accordance with UITF 28.

There were no long leasehold properties (where the lease has more than 150 years to expiry) classified as freehold properties in either year presented. The historical cost of properties at 30 September 2003 was £839.5m (£942.1m). Development properties at 30 September 2003 amount to £2.4m (£11.6m). The total interest included in development properties at 30 September 2003 was £0.1m (£0.1m). Security for secured borrowings is provided by charges on certain Group properties.

9    Other fixed assets

Other fixed assets comprise office furniture, equipment and computer hardware and software held at a cost of: £14.5m (£14.5m), and a depreciated net book value of: £0.6m (£3.1m).

10    Investments in joint ventures

Total
£m
October 1, 2002	23.1
Disposals & loan repayments	(13.8)
Share of profits and losses	(0.6)
Share of deficit on revaluation	(1.9)

September 30, 2003	6.8

NOTES TO THE ACCOUNTS

At September 30, 2003 the Group’s investment in joint ventures comprised:

Name	Participation in ordinary shares	Share of borrowings
City Link (Cardiff) Limited	50%	£31.8m
Metropolitan & Capital Properties Limited	50%	–
Prestbury Capital Ventures Limited	50%	–

All the joint ventures are engaged in property investment, development and related services. All the external borrowings of the joint ventures have been undertaken without recourse to the Group. In aggregate, £0.6m of the Group’s share of properties held by joint ventures have not been valued at 30 September 2003. In the opinion of the directors the open market value of these properties is not less than their carrying value. The Group’s investments in joint ventures comprise £34.6m in fixed assets, £7.8m in current assets, £2.4m in liabilities due within one year and £33.2m in liabilities due after one year.

At September 30, 2003 there were no trading balances between the Group and any joint venture.

11    Other fixed asset investments

	Listed securities	Unlisted investments	Total
	£m	£m	£m
October 1, 2002	2.1	41.6	43.7
Additions	–	3.1	3.1
Disposals and provisions	(1.1)	(22.5)	(23.6)

September 30, 2003	1.0	22.2	23.2

The directors are of the opinion that the carrying value of other fixed asset investments reflects their fair value. The market value of listed securities at 30 September 2003 was £1.0m.

12    Loans to ultimate parent company—Leconport Estates

The balance represents the full utilisation of a £1billion 5 year facility established on 28 November 2000, full utilisation of a £250m 5 year facility established on 30 April 2001 and utilisation of £76.4m of a £300m 5 year facility established on 30 October 2001. All amounts lent under these facilities carry interest payable quarterly in arrears and are repayable on 14 days notice to Leconport Estates. These loan facilities are deemed to be financial assistance under s.151 of the Companies Act and have therefore been subject to the required declarations.

13    Other debtors falling due within one year

	2003	2002
	£m	£m
Rents and sundry receivables	9.3	9.6
Funds held by trustees	0.6	3.3
Outstanding property disposal proceeds	–	5.0
Other debtors	40.5	44.3

	50.4	62.2

14    Cash and short term deposits

	2003	2002
	£m	£m
Short term deposits	1.1	71.4
Bank and cash balances	4.2	3.9

	5.3	75.3

Sterling	3.2	72.1
Other currencies	2.1	3.2

	5.3	75.3

NOTES TO THE ACCOUNTS

15    Other creditors

	2003	2002
	£m	£m
Amounts falling due within one year
Taxation	18.9	18.2
Accrual for supplementary bonus	–	70.0
Accruals and deferred income	65.6	75.6

	84.5	163.8

Amounts falling due after more than one year
Accrual for supplementary bonus	–	–
Accruals and deferred income	–	–

	–	–

16    Loan capital and net debt

£m
Movements in loan capital and borrowings
October 1, 2002	686.3
Loans drawn down	212.1
Repayments	(227.0)

September 30, 2003	671.4

	Secured	Unsecured	Total 2003	Total 2002
	£m	£m	£m	£m
Analysis of loan capital and borrowings
Sterling
Debenture stock	59.4	–	59.4	67.3
Eurobonds		395.8	395.8	299.7
Unsecured loan stock		130.3	130.3	141.1
Bank loans		85.3	85.3	74.5
Bank overdrafts		0.6	0.6	1.3

	59.4	612.0	671.4	583.9

Other currencies (swapped into sterling)
US$225m bond	–	–	–	102.4

Total loan capital			671.4	686.3
Cash and short term deposits (note 14)			(5.3)	(75.3)

Net debt			666.1	611.0

Balance sheet classification
Falling due within one year			299.8	212.3
Falling due after one year			371.6	474.0

			671.4	686.3

Repayment analysis
Less than one year or on demand			299.8	212.3
In more than one year but less than two years			36.3	45.9
In more than two years but less than five years			151.8	226.0
In more than five years			183.5	202.1

			671.4	686.3

NOTES TO THE ACCOUNTS

	2003	2002
	£m	£m
Security analysis
Secured	59.4	67.3
Unsecured	612.0	619.0

	671.4	686.3

Interest rate profile (Note)
Up to 6%	100.0	(75.0)
6% to 10%	547.3	699.1
10% to 12.5%	(8.8)	(8.1)
At variable rates of interest	32.9	70.3

	671.4	686.3

Note: The above analyses reflect the effect of interest rate derivatives in place at September 30, 2003. At September 30, 2003, the weighted average time for which fixed rate borrowings were fixed was 1 year (2002: 2 years).

Cost of borrowings

The weighted average rate of interest on Group borrowings at September 30, 2002 was as follows:

	2003	2002
On fixed rate borrowings	8.8%	9.6%
On all borrowings	8.9%	9.8%

Variable rate borrowings bear interest at rates fixed in advance for periods ranging from one day to six months by reference to LIBOR.

Available facilities

At September 30, 2003 the Group had undrawn committed facilities totalling £115m (2002: £355m) of which £100m (2002: £nil) expire within one year.

Currency contracts

The Group uses currency swap contracts to ensure there are no foreign exchange exposures arising from the issue of non-Sterling debt. The Sterling equivalent of the currency contracts outstanding at September 30, 2003 are reflected in the analysis of loan capital and borrowings above under other currencies, and the maturity of these contracts match the maturity of the respective debt outstanding.

Interest rate contracts

At 30 September 2003 the Group had net fixed interest rate payable swaps on a notional amount of £650m at a weighted average interest rate of 6.4% and for a weighted average period of 1 year. The Group also had net fixed interest receivable swaps on a notional amount of £397m to translate the sterling debt from fixed interest rates to floating interest rates. The weighted average interest rate on the fixed receivable swaps was 10.3% with a weighted average maturity of 13 years.

Fair value of financial assets and liabilities

	2003			2002
	Book value	Fair value	Fair value adjustment	Book value	Fair value	Fair value adjustment
Net debt
Loan capital and borrowings	671.4	756.1	84.7	691.9	808.3	116.4
Currency swaps	–	–	–	(5.6)	(7.1)	(1.5)
Interest rate swaps	–	(38.3)	(38.3)	–	(40.8)	(40.8)
Current asset investments and cash	(5.3)	(5.3)	–	(75.3)	(75.3)	–

Total net debt	666.1	712.5	46.4	611.0	685.1	74.1

Fair value adjustment after tax			32.4			51.9

Non-equity minority interests
QUIPS including currency swaps	113.7	103.2	(10.5)	120.7	98.4	(22.3)

Fair value adjustment after tax			(7.4)			(15.6)

Total fair value adjustment after tax			25.0			36.3

Fair value has been calculated independently and is based on market values of the respective investments at 30 September 2003. Debtors and creditors falling due after more than one year not reflected in the above analysis are not financial assets or liabilities. The directors consider that the fair value of other fixed asset investments (note 11) and the loans to ultimate parent company (note 12) is equal to their book value.

NOTES TO THE ACCOUNTS

17    Minority interests

Equity

Equity minority interest at September 30, 2003 represent the share capital and proportionate share of reserves of subsidiaries not 100% owned by the MEPC Group.

Non-equity

Non-equity minority interests at September 30, 2003 represent the outstanding capital, net of unamortised costs, of the QUIPS preference shares issued in September 1995 through MEPC International Capital, L.P, a special purpose limited partnership which is non-credit supported. The QUIPS have been structured to provide a guarantee by MEPC plc such that the holders are effectively in the same position as holders of preference shares with respect to payment of dividends and amount payable upon liquidation, dissolution and winding-up. The capital outstanding and the dividends payable are, therefore, classified as non-equity minority interests on both balance sheet and the profit and loss account. Details of the fair value of the QUIPS and currency derivatives hedging the issue are disclosed in note 16.

18    Called up share capital

	Authorised		Allotted, issued and fully paid
	2003	2002	2003	2002
	£m	£m	£m	£m
Equity:
Ordinary shares of 30 5/19p each	140.0	140.0	105.8	105.8
Non-equity:
4.75% non-cumulative redeemable preference shares of 96p each (B shares)	5.8	5.8	–	–

	145.8	145.8	105.8	105.8

At September 30, 2003 and 2002 there were 349,794,991 ordinary shares in issue.

19    Reserves

	Share premium	Revaluation reserve	Capital redemption reserve	Profit and loss	Total
	£m	£m	£m	£m	£m
October 1, 2002	78.1	293.6	405.2	1,132.3	1,909.2
Net surplus on revaluation, adjusted by minority interests:
Properties	–	(35.0)	–	–	(35.0)
Joint venture	–	(1.9)	–	–	(1.9)
Retained profit	–	–	–	(305.4)	(305.4)
Transfers	–	(10.5)	–	10.5	–

September 30, 2003	78.1	246.2	405.2	837.4	1,566.9

20    Notes to the group cash flow statement

	2003	2002	2001
	£m	£m	£m
Reconciliation of operating profit to net cash (outflow)/ inflow from operating activities
Operating profit	47.9	54.0	15.7
Accrual for supplementary bonus		–	70.0
Other non-cash movements	6.9	(2.1)	2.2
Sundry income	2.2	0.7	0.8
Other movements arising from operations:
Debtors	7.3	12.6	21.9
Creditors	(69.0)	(5.7)	(35.5)

Net cash (outflow)/inflow from operating activities	(4.7)	59.5	75.1

NOTES TO THE ACCOUNTS

21    Commitments

Capital commitments, for which provision has not been made in these financial statements, amount to:

	2003	2002
	£m	£m
Contracted	4.1	9.9

Of the total capital commitments £4.1m (£8.0m) relates to development projects and £nil (£1.9m) to investment properties. All commitments relate to continuing operations.

In the opinion of the directors, the disclosure requirements of SSAP 21 to show leasing commitments in respect of ground rents are not relevant to a property investment company.

22    Contingent liabilities

MEPC Limited has given guarantees totalling £130m (2002 £237m) in respect of loan capital of other group companies and the guarantee on the QUIPS (see note 17). MEPC Limited has given normal warranties in relation to the disposal of its Australian and American operations in 1998. The directors believe that such warranties will not have any material effect on the Group’s overall financial position.

23    Related party transactions

During the year MEPC received fees of £0.7m from City Link (Cardiff) Limited, a joint venture, none of which was outstanding at the year end.

24    Post balance sheet events

•	On October 2, 2003 a partial sale of Bute Square, Cardiff was completed. The net sale proceeds were £23 million which approximated the book value of the property sold.

•	On October 30, 2003 an interim dividend of £3.6 million was paid to Leconport Estates.

•	On November 28, 2003 a further £200 million loan facility was signed between MEPC Limited and Leconport Estates. As at March 26, 2004 £68.4 million had been lent to Leconport under this facility.

•	On November 28, 2003 a revolving loan facility was signed between MEPC Limited and BT Pension Scheme whereby a maximum of £350 million may be lent by BT Pension Scheme to MEPC Limited.

25    Principal subsidiary undertakings as at September 30, 2003

Country of incorporation	England, Scotland and Wales (continued)
Name of Company	MEPC Projects Limited
England, Scotland and Wales	*MEPC UK Holdings
Birchwood Park Estates Limited	*MEPC UK Limited
Caledonian Land Properties Limited	MEPC Milton Park Limited
English Property Corporation Limited	The Metropolitan Railway Surplus Lands Company Limited
FOC Holdings Limited	PSIT Limited
Iceni Estates Limited	Threadneedle Property Company Limited
MEPC Developments Limited
*MEPC Holdings Limited
MEPC Investments Limited	United States
MEPC Leavesden Limited	*MEPC International Capital, L.P.

*Ordinary capital directly held in whole or part by MEPC Limited

All of the above subsidiary undertakings are wholly owned. The principal activities of the Group companies are property investment, development and trading, together with the management of the Group’s properties.

26    Ultimate Parent Entity

Until February 17, 2003, the ultimate parent entity was Leconport Estates, which is an unlimited liability company registered in England and Wales and was a joint venture company formed by GE Real Estate and clients of Hermes Investment Management Limited. As referred to in note 4, clients of Hermes Investment Management Limited have now taken full control of Leconport Estates and the ultimate parent entity is now BT Pension Scheme, an entity which is registered in England and Wales.

Copies of the accounts of BT Pension Scheme are available from Lloyds Chambers, 1 Portsoken Street, London E1 8HZ.

NOTES TO THE ACCOUNTS

27    Supplementary segmental information

The information below relates to investment, development and trading properties.

Gross rental income and other charges by category and location in year to September 30, 2003

	Business Space			Retail			Other
	Business Parks		Total	Factory Outlets	Other	Total	Healthcare	Total
	£m	£m	£m	£m	£m	£m	£m	£m
S and SE England*	52.3	–	52.3	–	–	–	–	52.3
Rest of United Kingdom	17.4	–	17.4	13.7	–	13.7	–	31.1

Total*	69.7	–	69.7	13.7	–	13.7	–	83.4

Percentage	84	–	84	16	–	16	–	100

*	Excluding central London

Property values by category and location at September 30, 2003

	Business Space			Retail			Other
	Business Parks	Other Industrial	Total	Factory Outlets	Other		Healthcare	Total
	£m	£m	£m	£m	£m	£m	£m	£m
S and SE England*	632.9	–	632.9	–	–	–	–	632.9
Rest of United Kingdom	260.8	–	260.8	205.2	–	205.2	–	466.0

Total*	893.7	–	893.7	205.2	–	205.2	–	1,098.9

Percentage	81	–	81	19	–	19	–	100

*	Excluding central London

Note: The total value of properties above has been included in the balance sheet at 30 September 2003 as £1,073.0m under investment and development properties and £25.9m under debtors.

NOTES TO THE ACCOUNTS

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

The application of US GAAP with respect to the valuation and depreciation of MEPC’s properties results in decreases of £295.5 million and £332.0 million in shareholders’ equity at September 30, 2003 and 2002, respectively, and decreases in net income of £19.8 million, £19.3 million, and £33.7 million for the years ended 2003, 2002 and 2001, respectively. Total gains on sale, calculated in accordance with US GAAP, exceeded those calculated under UK GAAP by £15.8 million for 2003, £74.4 million for 2002, and £195.6 million for 2001.

The loss on sale of joint ventures under UK GAAP differs from the loss recorded under US GAAP because the net assets of the joint ventures sold are recorded at different amounts as a result of the GAAP differences described herein. The application of US GAAP for the year ended September 30, 2003 in respect of this has decreased net income in 2002 by £2.6million but has not adjusted 2003 or 2001.

(b) Lease adjustments.    UK GAAP for lessees requires the capitalization of a leased asset and recording of the related lease liability if the lease transfers substantially all the risks and rewards of ownership of the asset to the lessee. Leases not meeting this requirement are treated as operating leases and rental payments are expensed based on the contractual lease terms: however, regardless of whether a lease is treated as a capital or an operating lease, leasehold interests are stated at appraised value.

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

Under UK GAAP, tenant payments made in connection with lease cancellation or partial surrender agreements may be capitalized to the cost of the property. US GAAP provides that such payments are recognized in income. The application of US GAAP to lease incentives and tenant payments has resulted in an increase in net income of £4.8 million in 2003, £6.0 million in 2002 and £1.1 million in 2001. There was no adjustment in shareholders’ equity for the years ended September 30, 2003 and 2002.

NOTES TO THE ACCOUNTS

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

The application of US GAAP to the Group’s financial instruments for 2003 and 2002 resulted in an increase in shareholders’ equity of £20.6 million and £23.3 million for 2003 and 2002 respectively, and a decrease in net income of £2.7 million in 2003, and an increase of £9.6 million and £45.0 million in 2002 and 2001 respectively.

During the year ended September 30, 2000 as part of the financing strategy to reconfigure the Groups interest rate profile to suit the needs of the revised business, the Group incurred a charge of £110.1 million reflecting the cost of terminating existing, high cost, long term interest rate swaps. Under UK GAAP this has been charged against income in the year whereas under US GAAP the charge is amortized over the period of the underlying debt. The application of US GAAP has resulted in a decrease in net income of £8.1 million, £8.6 million and £8.8 million in 2003, 2002 and 2001 respectively. Shareholders’ funds have increased by £84.5 million and £92.6 million respectively in 2003 and 2002.

(d) Loan to Ultimate Parent Company.    Under UK GAAP, the Group accounts for advances to its ultimate parent company under a loan facility as an asset with corresponding accounting for receipts under this facility as loan repayments or interest income. Under US GAAP, where a controlling relationship exist between parties, with limited exceptions, loans from a company to its sole shareholder should be reported as a deduction from stockholder’s equity rather than as an asset. In periods prior to 2003, the Group’s transactions with its parent under the loan facility were accounted and reported in accordance with the contractual terms as an asset or revenue due to the joint venture structure of the parent that precluded unilateral control by either of the joint venture owners. Following the acquisition of 100% control by Hermes in February 2003, the Group reclassified the loan for US GAAP reporting purposes with subsequent transactions under the facility accounted for within stockholder’s equity. The application of US GAAP to the Group’s accounting for the loan facility with its ultimate parent was limited to the financial reporting period ended September 30, 2003 and resulted in a reduction in reported net income and stockholder’s equity of £27.3 million £1,326.4 million respectively.

(e) Supplementary bonus provision.    Under UK GAAP a liability should be provided for as soon as it is either likely or certain to be incurred and therefore the bonus has been fully provided in the 2001 financial statements. Under US GAAP the provision has been amortized over the vesting period which is August 2000 to July 2003. The adoption of US GAAP has resulted in a decrease in income of £20.2 and £24.3 million in 2003 and 2002 and an increase of £44.5 million for 2001, and an increase in shareholders’ equity of £20.2 million as at September 30, 2002.

(f) Pension costs.    Under UK GAAP and US GAAP, pension costs are recorded on an accrual basis so as to provide for future pension liabilities. However, there are differences in the prescribed actuarial and valuation methods and accounting treatment of certain items which give rise to differences in the annual pension cost and the pension pre-payment or deficit. Major differences between UK and US GAAP liability include the discount rate used to value the schemes liabilities which under FAS 87 is based on high quality corporate bonds and is more conservative than UK GAAP. In addition FAS 87 requires market value to value pension plan assets. Furthermore under FAS 87 a minimum pension liability is recognized through other comprehensive income in certain circumstances when there is a deficit of plan assets relative to the projected benefits obligation. The application of US GAAP has resulted in a decrease of £2.2 million and £0.9 million and an increase of £0.4 million in the income statement in 2003, 2002 and 2001 respectively, and an increase of £7.3 million in 2003 and a decrease of £24.7 million in 2002 (after tax of £3.2 million in 2003 and a credit of £10.6 million in 2002) in other comprehensive income. Shareholders’ equity has decreased by £25.5 and £33.8 million at September 30, 2003 and 2002 respectively.

(g)  Subsidiary preferred stock/minority interests.    UK GAAP and the Group’s UK accounting policies for subsidiary preferred stock are discussed in detail in note 17 of the 2003 financial statements. US GAAP requires that subsidiary preferred stock be classified as minority interest in the Group balance sheet with the dividends paid by the subsidiary charged to minority interest expense. For US GAAP, dividends are recognized as declared while UK GAAP provides that they be included in the period to which they relate on an accrual basis. These accounting differences have had no material effect on net income or shareholders’ equity for any periods presented.

Under UK GAAP, the offering cost for these subsidiary preferred stock issues are offset against the carrying value of the issued security as a discount and amortized in the profit and loss account over the estimated life of the securities. Under US GAAP these offering costs are charged directly against additional paid in capital, a sub-account of stockholders’ equity. During 1995, the offering costs related to the $215 million QUIPS issue resulted in a decrease in shareholders’ equity for US GAAP of £5.3 million. For 2003, 2002, and 2001 the application of US GAAP has increased net income by £0.6 million, £0.6 million and £0.5 million respectively.

(h) Business process reengineering costs.    Under UK GAAP costs to reengineer software and information systems are capitalized and amortized over their useful life. Under US GAAP costs incurred in the preliminary project stage (generally the stage involved with the assessment of needs, the evaluation of alternatives and the final selection process) and the post-implementation stage (generally the stage involved with training and on-going support) are expensed as incurred. The costs under UK GAAP were fully amortized at September 30, 2001, thus there is no effect on shareholders’ equity or net income for the years ended September 30, 2003 or 2002. The application of US GAAP resulted in an increase of £1.2 million in net income during 2001.

NOTES TO THE ACCOUNTS

(i) Capitalization of interest and other costs.    Under UK GAAP, prior to the implementation of FRS 15 for the year ended September 30 2000, income or expense arising during the development period of a property and interest on borrowings used to finance property development were capitalized net (after taxation). The application of FRS 15, during the year ended September 30, 2000 has resulted in capitalization during the development period being capitalized gross (before taxation) .

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

Following the implementation of FRS 15 and the restatement of the 1999 results there is no adjustment to net income under US GAAP. Shareholders’ equity increased by £3.2 million at September 30, 2003 and by £3.4 million at September 30, 2002.

(j) Income taxes.    UK GAAP requires provision to be made in respect of most timing differences that have originated but not reversed at the balance sheet date where an event has occurred that results in an obligation to pay more or less tax in the future by the balance sheet date. Provision is not made in respect of capital gains which might be realized if properties were sold at the net amount at which they are included in the financial statements unless by the balance sheet date a binding agreement has been entered into to sell the properties. Provision is made in respect of gains on disposal of assets that have been rolled over into replacement assets only where there is a commitment to dispose of the replacement assets. Provision is not made in respect of the remittance of a subsidiary or joint venture’s earnings that would cause tax to be payable where no commitment has been made to the remittance of the earnings. Deferred tax assets are recognised to the extent that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. US GAAP requires the recognition of the tax effect of any differences between amounts recorded for financial statement purposes and the respective tax basis including, in certain circumstances, differences between the carrying value of subsidiary net assets and its investment tax base held by the parent, and for any tax credit carry forwards except that deferred tax assets are not recognized, if it is more likely than not that they will not be realized.

Prior to September 30, 2000 under UK GAAP, the tax benefits of ordinarily tax deductible construction additions, primarily development interest expenses and operating expenses arising during the development period, were credited to construction costs and not included in the calculation of the current year tax provision Under US GAAP, and following the implementation of FRS 15 for UK GAAP, these ordinary tax deductions are included in the calculation of the currently payable tax expense.

Differences also arise regarding the recognition of deferred taxes from an acquisition. The Group has adopted SFAS No. 109, “Accounting for Income Taxes” for all periods affected by the US GAAP reconciliation, including all prior significant acquisitions. In accordance with SFAS No.109 an allocation of deferred taxes must be made among members of a consolidated tax group that issue separate financial statements. The method of allocation must be systematic, rational and consistent with the broad principles established by SFAS No. 109. Allocating the tax benefits of a parent to a subsidiary with income in the absence of consolidated financial statements is not a permissable method of allocation for the preparation of separate financial statements for the subsidiary under US GAAP. To the extent that the parent contributes such tax benefits to the subsidiary without commensurate consideration, a capital contribution is deemed to have occurred. As at September 30, 2003 and 2002 this amounted to £43.9 million and £38.8 million respectively.

The application of US GAAP in the case of deferred taxes resulted in an increase in the Group’s comprehensive income of £11.1 during 2003, of which a £14.3 million increase is shown in net income and a £3.2 million decrease in other comprehensive income, and a decrease of £14.9 million and £114.9 million in 2002 and 2001 respectively, of which in 2002 a £25.5 million decrease is shown in net income and a £10.6 million increase in other comprehensive income. Shareholders’ equity decreased by £63.8 million and by £74.9 million as of September 30, 2003 and 2002 respectively.

(k) Current assets and liabilities.    Under UK GAAP current assets may include amounts which fall due after more than one year and non-current liabilities and charges may include amounts due within one year. Under US GAAP, real estate companies generally do not provide a current/non-current classified balance sheet.

(l) Investments in marketable securities.    UK GAAP requires that investments in marketable securities that are expected to be sold before maturity be recorded at the lower rate of net realizable value or historical cost. Under US GAAP, SFAS No 115, ‘Accounting for Certain Investments in Debt and Equity Securities’, investments are classified as trading, available-for-sale and held-to-maturity. Trading Securities are investments bought and held principally for the purpose of selling them and are reported at fair value, with unrealized gains and losses included in earnings. Held-to-maturity securities are debt investments that the Group has the intent and ability to hold-to-maturity and are reported at amortized cost. Available-for-sale securities are investments not classified as either trading or held to maturity and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity.

(m) Reserve accounting and other components of stockholders’ equity.    Under UK GAAP, certain gains or losses may be charged directly to reserves, a separate component of stockholders’ equity. Other than certain fair value adjustments related to investment securities, certain derivatives considered to be cash flow hedges, related deferred tax calculations and the effects of currency translation, which are considered to be a part of other comprehensive income, all results of operations for US GAAP flow through earnings.

(n) Foreign currency translation.    As allowed by UK GAAP, the Group translates the results of overseas subsidiaries into sterling at the closing rates of exchange at the end of the period. US GAAP requires the results of overseas subsidiaries to be translated into sterling at the average rates of exchange during the period.

NOTES TO THE ACCOUNTS

(o) Cash flow statements.    The principal differences between cash flow statements prepared in conformity with UK GAAP and those prepared in conformity with US GAAP are as follows:

Under UK GAAP the Group complies with Financial Reporting Standard No.1 (Revised) “Cash Flow Statements” (FRS 1-Revised). Its objective and principles are similar to those set out in SFAS No. 95 “Statement of Cash Flows”. The principal difference between the standards is in respect of classification. Under FRS 1 (Revised), the Group presents its cash flows for: (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure; (e) management of liquid resources; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing.

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

(p) Comprehensive income.    SFAS No. 130 “Reporting Comprehensive Income” established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The impact to other comprehensive income/(loss) under US GAAP in the year ended September 30, 2003 and 2002 was a gain of £7.3 million in 2003 and a loss of £24.7 million in 2002. There was no impact for the year ended September 30, 2001.

New US Accounting Standards and Pronouncements applicable to the Group

(q) SFAS No. 141 “Business Combinations” was issued in June 2001 and supersedes APB Opinion No. 16, its interpretations and various related pronouncements governing accounting for business combinations. Pursuant to SFAS No. 141, all business combinations must be accounted for as purchases and the pooling-of-interests method is no longer permitted under any circumstances. The Statement does not fundamentally change the manner in which purchase accounting is applied, but does provide new guidance for recognizing intangible assets, except for goodwill and the treatment of negative goodwill. An intangible asset should now be recognized if it arises from contractual or other legal rights and if its capable of being separated from the acquiring entity and therefore can be sold, transferred, licensed, rented or exchanged on its own, regardless of whether the entity has any intention of doing so. For real estate companies, this guidance will result in increased purchase price intangible allocations for above or below market in-place leases and customer relationships. The purchase price allocations for land, buildings and improvements are now made on “ as if vacant ” valuations. Negative goodwill, the excess of the amount of the purchase price assigned to assets and liabilities over the cost of the acquired entity, still remaining after the pro rata allocation to all qualified assets should be generally reported in the income statement as an extraordinary gain for the period in which the business combination is completed. Prior accounting treatment was for negative goodwill to be carried on the balance sheet and amortized to the income statement. SFAS No. 141 was effective for business combinations after June 30, 2001 and for previously acquired intangibles in 2003. The adoption of the Statement did not have a material effect on net income or shareholders’ equity.

(r) SFAS No. 142 “Goodwill and Other Intangible Assets” was issued in June 2001 and supersedes APB Opinion No 17 and its related interpretations. The Statement provides new guidance regarding the accounting for the acquisition of intangibles, except those acquired in a business combination, and the subsequent accounting for intangibles, including goodwill, after its initial recognition. Acquired intangibles should be recognized at fair value. An intangible’s subsequent accounting is determined based on its useful life. Intangibles with a finite life should be amortized over that period but not below its estimated residual value. Such intangibles are subject to review for potential impairment in accordance with SFAS No.144. Intangibles with an indefinite life should not be amortized and are tested for impairment at least annually based on a comparison of the carrying amount to fair value. Goodwill arising from a business combination is not amortized and is subject to impairment testing based on a “reporting unit level”. At least annually and more frequently if circumstances so warrant, the fair value of the reporting unit is compared to the carrying amount of the reporting unit’s assets, including goodwill, and liabilities. If the carrying amount exceeds the fair value, an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied value of goodwill. Implied goodwill is the theoretical value of goodwill if the reporting unit’s assets and liabilities were stated at fair value, as if SFAS No. 141 were applied, and compared to the carrying value as of that date. Goodwill recognized from an investment accounted for under the equity method is not amortized and is tested for possible reduction in carrying value in accordance with APB Opinion No. 18. SFAS No. 142 was effective for MEPC for the fiscal year ending September 30, 2003; however, intangibles and goodwill resulting from business combinations subsequent to June 30, 2001 were accounted for in accordance with SFAS No. 142. The adoption of SFAS No. 142 did not have a material effect on net income or shareholders’ equity.

(s) SFAS No. 143 “Accounting for Asset Retirement Obligations” was issued in June 2001 and establishes standards for asset retirement obligations, legal obligations associated with the sale, abandonment, disposal or other non-temporary removal from operation of a long-term tangible asset (“ARO”). An ARO should be recognized at fair value as incurred or at such later time as the fair value can be reasonably estimated. The fair value is generally defined as the amount at which the obligation could be settled between willing third parties in the ordinary course of business. The ARO is recorded as a liability and an increase in the carrying amount of the related long-term asset. The carrying amount of the asset should be charged to the income statement based on a systematic and rational method, similar to depreciation, and tested for impairment in accordance with SFAS No. 121. Subsequent remeasurement of the ARO due to the passage of time or discounting (for example increases in the present value of the ARO) should be recognized based on the interest method and charged to the income statement as “accretion expense”. Changes in the ARO due to changes in the amount or timing of the obligation (both an increase or decrease) should be recognized as a change in estimate with an adjustment to the liability and the long-term asset. The adoption of SFAS No. 143 did not have a material effect on net income or shareholders equity.

NOTES TO THE ACCOUNTS

(t) SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” was issued in August 2001 and provides additional guidance for the recognition and measurement of impairment losses for certain types of long-lived assets, including assets under capital leases of lessees, assets subject to operating leases of lessors and prepaid assets. The Statement retains the major concepts of SFAS No. 121 but provides for a probability-weighted cash flow approach to deal with situations where there are a range of possible future cash flows and establishes a “primary-asset” approach where the lowest level of grouping should be used for testing. Estimates of future cash flow are now specified to represent only those directly associated with the intended use and ultimate disposition of the asset. For assets to be disposed of by sale, the Statement establishes more proscriptive rules to determine if an asset is held for sale, including that the asset is sellable in its current state, an active program to locate a buyer has commenced and it is unlikely that significant changes to the disposal plan will be made or the plan itself withdrawn. If the decision is made that an asset held for sale will not be sold, the asset will be reclassified as held and used and recorded at the lesser of a) the asset’s carrying amount before it was held for sale, less depreciation or amortization that would have been recognized or b) the fair value of the asset at the date of the decision not to sell. Any resulting loss should be charged to income. SFAS No. 144 also changed the accounting for discontinued operations. The Statement expanded the scope to include any component of the business provided that its operations and cash flows have or will be eliminated from ongoing operations and there will be no significant continuing involvement after its disposition. In addition, losses from the disposal are reported as incurred and are not to be accrued as of the date the component is reported as a discontinued operation. The adoption of the Statement did not have a material effect on net income or shareholders’ equity; however material property sales are treated as a sale of a component of the business and accordingly reported and disclosed as discontinued operations.

(u) Statement of Position No. 01-06 “Accounting by Certain Entities that Lend to or Finance the Activities of Others“ was issued in February 2002 and for MEPC provides more proscriptive rules regarding the accounting for trade receivables and lending to others. These rules relate to the measurement of loans not held for sale and recording of credit losses and off-balance sheet risks and income related to prepayment penalties. The SOP also provides for additional accounting policy disclosures related to the basis of accounting for loans, including their classification, the method for determining lower of cost or fair value, the method for recognizing interest income and estimating allowances for loan losses. The adoption of SOP No. 01-06 did not have a material effect on net income or shareholders’ equity.

(v) SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” was issued in August 2002. The Statement changes the recognition date for liabilities related to a business exit, restructuring or disposal from the date the company made a commitment to an exit plan to the date an obligation is incurred and the company has little or no discretion to avoid future payment. For one-time termination benefits this is generally the date certain specific parts of the plan are communicated to employees and the actions required to complete the plan indicate that it is unlikely that significant changes will be made or the plan withdrawn. For contract termination costs and other costs, the liability should be recognized when the contract is terminated or the cost incurred. All liabilities are recognized at fair value with changes due to revised estimates recorded in the same line item as the original expense was recorded and changes due to the passage of time as interest expense. SFAS No.146 was effective for exit or disposal activities after December 31, 2002. The adoption of the Statement did not have a material effect on net income or shareholders’ equity.

(w) FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45) was issued in November 2002. FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain non-contingent guarantees. A parent company’s guarantee of its subsidiary debt to a third party is excluded from this treatment. FIN 45 further provides for disclosures to be made by a guarantor with regard to its obligations under certain contingent guarantees that it has issued. The adoption of FIN 45 in 2003 did not have a material effect on net income or shareholders’ equity.

(x) FASB Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” (FIN 46) was issued in January 2003. FIN 46 requires certain entities, called variable interest entities, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Fin 46 changes the primary determination for consolidation treatment from control factors to an evaluation of the investor that is considered the primary beneficiary. FIN 46 is effective for all new variable interest entities created or acquired after January 31,2003. For variable interest entities created or acquired prior to February 1,2003, the provisions of FIN 46 were originally to be applied in 2003; however per FASB Staff Position FIN 46-6, issued in October 2003, the effective date for these pre-existing variable interest entities has been delayed to the first reporting date after December 15, 2003. Additionally, certain traditional disclosures are required immediately if it is reasonably possible that it will consolidate or disclose information about a variable interest entity when FIN 46 becomes effective. MEPC does not expect the final adoption of FIN 46 to have a material effect on its net income or shareholders equity.

(y) SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued in May 2003. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies specifically to a number of financial instruments that have historically been presented within the financial statements either as equity or between the liabilities section and the equity section, rather than as a liabilities. Mandatorily redeemable preference shares are required to be shown as liability if the share must be redeemed at a specified or determinable date, which is outside the control of the issuer. The liability for mandatorily redeemable shares is to be measured at either the present value of the amount to be paid at settlement or the amount of cash that would be paid under conditions specified in the contract if settlement occurred. All payments and changes in value related to the instruments are generally charged as interest expense. SFAS 150 was originally effective for all financial instruments entered into or modified after May 31, 2003, and for prior instruments was effective at the beginning of the first interim period beginning after June 15,2003. However FASB Staff Position FAS 150-3, issued in November 2003, deferred certain classification and measurement provisions related to certain mandatorily redeemable shares indefinitely. The primary application of SFAS No. 150 for MEPC relates to its subsidiary preferred stock, where final adoption of SFAS 150 is not expected to have a material effect on net income or shareholder’ equity.

NOTES TO THE ACCOUNTS

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

Reconciliation

The following table summarizes the effect on profit attributable to shareholders adjusted for parent preference dividends (‘net income’) and other comprehensive income/(loss) of differences between UK GAAP and US GAAP for the three years ended September 30, 2003.

	Year ended September 30
	Reference in notes	2003	2003	2002	2001 (restated- note1)
		US$m	£m	£m	£m
Net income as reported under UK GAAP		24.2	14.6	56.2	90.3
Significant US GAAP adjustments:
Gains on sale of real estate	(a)	26.2	15.8	74.4	195.6
Loss on sale of joint venture	(a)	–	–	(2.6)	–
Equity earnings of investments in real estate joint ventures, primarily depreciation and amortization	(a)	(0.7)	(0.4)	(0.9)	(6.8)
Depreciation and amortization	(a), (c)	(32.5)	(19.6)	(19.3)	(33.7)
Lease adjustments	(b)	8.0	4.8	6.0	1.1
Fair value adjustments to financial instruments	(c)	(4.5)	(2.7)	9.6	45.0
Exceptional finance costs	(c)	(13.4)	(8.1)	(8.6)	(8.8)
Loan to ultimate parent company	(d)	(45.3)	(27.3)	–	–
Supplementary bonus provision	(e)	(33.5)	(20.2)	(24.3)	44.5
Prepaid pension costs	(f)	(3.6)	(2.2)	(0.9)	0.4
Subsidiary preference share issue costs	(g)	1.0	0.6	0.6	0.5
Business process reengineering costs	(h)	–	–	–	1.2
Income taxes	(j)	23.7	14.3	(25.5)	(114.9)

Net income/(loss) under US GAAP		(50.4)	(30.4)	64.7	214.4
Other comprehensive income/(loss)
Minimum pension liability (after tax charge of $5.3m, £3.2m in 2003 and tax credit of £10.6m in 2002)	(p)	12.1	7.3	(24.7)	–

Comprehensive (loss)/income under US GAAP		(38.3)	(23.1)	40.0	214.4

NOTES TO THE ACCOUNTS

The following table summarizes the effect on shareholders’ equity of differences between UK GAAP and US GAAP as at September 30, 2003 and 2002.

	Reference in notes	2003	2003	September 30 2002
		US$m	£m	£m
Shareholders’ equity as reported under UK GAAP		2,776.7	1,672.7	2,015.0
Significant US GAAP adjustments:
Adjustment of property values to historical cost, net of impairment adjustments	(a) to (c)	(490.5)	(295.5)	(332.0)
Investments in real estate joint ventures, primarily accumulated depreciation and revaluation	(a)	(1.7)	(1.0)	(1.7)
Fair value adjustments to financial instruments	(c)	34.2	20.6	23.3
Exceptional finance costs	(c)	140.3	84.5	92.6
Loan to ultimate parent company	(d)	(2,201.8)	(1,326.4)	–
Supplementary bonus provision	(e)	–	–	20.2
Prepaid pension costs	(f)	(42.3)	(25.5)	(33.8)
Subsidiary preference share issue costs	(g)	(1.7)	(1.0)	(1.6)
Business process reengineering costs	(h)	–	–	–
Capitalization of interest and other costs	(i)	5.3	3.2	3.4
Income taxes	(j)	(105.9)	(63.8)	(74.9)
Contributed capital from Leconport	(j)	72.9	43.9	38.8

Shareholders’ equity under US GAAP(1)		185.5	111.7	1,749.3

For US GAAP presentation purposes the components of UK GAAP minority interests and shareholders’ equity would be as follows:
Minority interests:
Company obligated redeemable preferred securities of a subsidiary partnership holding solely capital interests issued by MEPC Limited.(2)		190.9	115.0	120.7
Other		17.3	10.4	9.4
Shareholders’ equity and minority interests		2,776.7	1,672.7	2,015.0
Other balance sheet items that are significantly different under US GAAP are as follows:
Total assets		1,681.2	1,012.8	2,755.9
Total liabilities(1)		1,301.3	783.9	883.9
Investment, development and trading properties
Cost		1,465.1	882.6	981.1
Accumulated depreciation		(159.2)	(95.9)	(82.5)

		1,305.9	786.7	898.6

The following notes refer to the tables above.

(1)	Excludes minority interests
(2)	On September 21, 1995, MEPC international Capital, L.P., (“MEPC International”), a consolidated wholly-owned subsidiary of MEPC, issued $215,000,000 of 9 1/8% Cumulative Guaranteed Quarterly Income Preferred Securities (the “Preferred Securities”). In connection with MEPC International’s issuance of the Preferred Securities and the related assumption by MEPC of all the general partnership interests in MEPC International, MEPC issued to MEPC International $217,171,725 principal amount of its 9 1/8% Cumulative Capital Interests, Series A (the “Capital Interests”). The sole assets of MEPC International are the Capital Interests. The dividend and other payment dates on the Capital Interests correspond to the dividend and other payment dates on the Preferred Securities. The Preferred Securities and the Capital Interests are redeemable at the option of MEPC and MEPC International, respectively, on or after September 21, 2005, at a redemption price of $25 per Preferred Security or Capital Interest, as the case may be, plus accrued and unpaid dividends. MEPC’s obligations under the Capital Interests, the Amended and Restated Agreement of Limited Partnership of MEPC International and the Guarantee relating to the Preferred Securities, taken together, constitute a full and unconditional guarantee by MEPC of payments due on the Preferred Securities.

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

SCHEDULE III

		Additions		Deductions
Description	Balance at Beginning of period	Charged to costs and expenses	Charged to other Accounts*	Write-off Tenant Balances	Balance at end of period
	£ millions	£ millions	£ millions	£ millions	£ millions
BAD DEBT PROVISION MOVEMENTS
Year ended September 30, 2001	(3.2)	–	–	1.1	(2.1)

Year ended September 30, 2002	(2.1)	1.3	–	–	(0.8)

Year ended September 30, 2003	(0.8)	0.2	–	–	(0.6)

S-1

SCHEDULE III

MEPC LIMITED AND SUBSIDIARIES

At September 30, 2003

(Real estate and accumulated depreciation as expressed in £ millions)

	Initial cost to company				Gross amount at which carried at close of period
Description	Number of properties	Land	Buildings and Improvements	Improvements and Carrying Costs Capitalized Subsequent to acquisition	Total land	Total Buildings and Improvements	Total	Accumulated Depreciation	Year of Construction/ Renovation	Year Acquired	Lives on which depreciation to latest income statements is computed
		(note 3)		(note 3)
Business space
Chineham Business Park, Basingstoke, Hampshire	1	29	106		29	106	135	10	Various	1997	50
Leavesden Aerodrome, Nr Watford, Hertfordshire	1	10	62		10	62	72	3	Current	2000	50
Callaghan Square, Cardiff	1	2	26		2	26	28	2	Current	2000	50
Hillington Industrial Estate, Glasgow	1	14	60		14	60	74	8	N/A	1996	50
Milton Park, Abingdon, Oxfordshire	1	11	182		11	182	193	30	N/A	1985	50
Birchwood Park , Warrington	1	7	74		7	74	81	5	N/A	1998	50
Axis Park, Langley	1	3	7		3	7	10	1	2001	1998	50
Granta Park, Cambridgeshire	1	–	91		–	91	91	5	Various	1996	50
South Marston Park, Swindon	1	2	11		2	11	13	1	Various	2000	50
Manston Park, Kent	1	1	5		1	5	6	1	Various	Various	50
Outlet centres
Clarks Village, Street, Somerset	1	–	73		–	73	73	14	2001	1995	25
The Yorkshire Outlet, Doncaster, South Yorkshire	1	5	55		5	55	60	10	N/A	1997	30
K Village, Kendal	1	–	6		–	6	6	2	N/A	1995	30
Royal Quays Outlet Center, North Shields	1	3	19		3	19	22	2	2001	1996	30
Atlantic Village, Bideford	1	1	18		1	18	19	2	2000	1999	30

GROUP TOTAL	15	88	795		88	795	883	96

S-2

Notes:

(1)	The schedule has been prepared using US GAAP financial information.
(2)	The schedule includes 15 investment and development properties.
(3)	The determination of improvements and carrying costs capitalized subsequent to acquisition is not practicable and, accordingly, they are included in improvements.
(4)	The changes in the total cost of properties for the three years ended September 30, 2003 are as follows:

	Years ended September 30
	2003	2002	2001
	£ millions
Balance at beginning of year	981	1,139	2,552

Additions during year:
Acquisitions	–	–	–
Improvements	33	78	277
Translation adjustments	–	–	–

Total additions	33	78	277

Deductions during year:
Cost of real estate sold	(131)	(236)	(1,690)
Translation adjustments	–	–	–

Total deductions	(131)	(236)	(1,690)

Balance at end of year	883	981	1,139

(5)	The changes in accumulated depreciation and amortization of real estate investments for the three years ended September 30, 2003 are as follows:

	Years ended September 30
	2003	2002	2001
	£ millions
Balance at beginning of year	83	72	171

Additions during year:
Depreciation	20	20	34
Translation adjustments	–	–	–

Total additions	20	20	34

Deductions during year
Accumulated depreciation on real estate sold	(7)	(9)	(133)
Translation adjustments	–	–	–

Total deductions	(7)	(9)	(133)

Balance at end of year	96	83	72

(6)	Properties with no land value are held under the provisions of individual land leases.

S-3