Form 20-F
period 2004-09-30
MEPC PLC
filed 2005-03-31
CIK 1000381

As filed with the Securities and Exchange Commission on March 31, 2005.

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

for the financial year ended September 30, 2004

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

None

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

Introduction

MEPC Group’s financial statements, that form part of this Annual Report on Form 20-F, are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which differ in some respects from accounting principles generally accepted in the United States of America (US GAAP). Information relating to the nature and effect of such differences is presented in note 27 to the Group financial statements.

In this Annual Report, references to “US dollars”, “US $” or “$” are to United States currency and references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to United Kingdom currency. References to “£m” are to millions of pounds sterling. Solely for convenience, this Annual Report contains translations of selected pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts represent such US dollar amounts or could be converted into US dollars at the rates indicated or at any other rate. The Noon Buying Rate, as defined below, on a particular date may differ from the convenience translation rate and the actual rates used in the preparation of the Group’s financial statements. Unless otherwise stated, the translations of pounds sterling into US dollars appearing in this Annual Report have been made at the Noon Buying Rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York on September 30, 2004 of £1.00 = $1.81.

As used in this Annual Report the terms “the Company “,”MEPC”, “we”, “our” and “us” refer to MEPC Limited alone or together with its subsidiaries, as the context so permits, and the terms “MEPC Group” or “Group” refers to MEPC Limited together with its subsidiaries. References in this Annual Report to a particular year are to the financial year unless otherwise indicated. Tabulations of capital values for properties include investment, development and trading properties.

PART I

ITEM 3:	Key Information

ITEM 3.A:	Selected Financial Data

The following table sets forth selected consolidated financial data for, and as at the end of, the five financial years ended September 30, 2004, and is qualified by reference to, and should be read in conjunction with, the Group financial statements, the notes related thereto included in “Item 17: Financial Statements” and “Item 5: Operating and Financial Review and Prospects”. The consolidated financial data for, and as of the end of, each of the five financial years in the period ended September 30, 2004 under UK GAAP, is derived from the audited Group financial statements, which have been audited by its independent auditors. The 2000 and 2001 data has been restated for FRS 19. The audited Group financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. A reconciliation of such differences is set forth in note 27 of the financial statements.

	2004	2004	2003	2002	2001	2000
	$	£	£	£	£	£
	(in millions, except ratios and per share information)
Amounts in accordance with UK GAAP:

Income statement	Year end September 30,
Gross rental income and other charges (1)	130	72	83	88	141	294
Net income from properties (2)	89	49	56	61	95	205
Share of operating profit in joint ventures/associates	4	2	4	26	29	10
Supplementary bonus	–	–	–	–	(73)	–
Reorganization costs	–	–	–	–	–	(13)
Income from operations	81	45	48	54	16	182
Net gains/(losses) on fixed asset disposals	4	2	(2)	6	35	39
Exceptional finance costs	–	–	–	–	–	(126)
Profit attributable to Ordinary Shareholders (3)	20	11	15	56	90	28
Income from operations per ordinary share	N/A	N/A	N/A	N/A	N/A	N/A
Diluted net income per ordinary share	N/A	N/A	N/A	N/A	N/A	N/A
Dividends per Ordinary Share	0.02	0.01	0.92	–	1.43	–
Ratio of earnings to fixed charges (4)	1.52	1.52	1.16	1.37	0.95	0.8

Balance sheet	At September 30,
Total assets	4,306	2,379	2,554	2,995	3,107	3,714
Total liabilities (5)	1,189	657	881	980	1,159	1,400
Long-term obligations	775	428	372	474	749	812
Shareholder’s funds (including non-equity share capital)	3,117	1,722	1,673	2,015	1,948	2,312
Number of ordinary shares	350	350	350	350	350	350
Capital stock	192	106	106	106	106	106
Net asset value per Ordinary Share	8.91	4.92	4.78	5.76	5.57	6.61
Ratio of net debt to equity (6)	28%	28%	40%	30%	32%	20%
Ratio of gross debt to equity (7)	28%	28%	40%	34%	42%	44%

	2004	2004	2003	2002	2001	2000
	$	£	£	£	£	£
	(in millions, except ratios and per share information)
Amounts in accordance with US GAAP:

Income statement	Year end September 30,
Net income from properties (2)	60	33	36	42	61	166
Income/(loss) from operations	54	30	16	(25)	27	143
Net (loss)/income	(39)	(21)	(23)	40	214	554
Income from operations per ordinary share	N/A	N/A	N/A	N/A	N/A	N/A
Net loss per share	N/A	N/A	N/A	N/A	N/A	N/A
Number of ordinary shares	350	350	350	350	350	350
Capital stock	176	106	106	106	106	106
Dividends per Ordinary Share	0.02	0.01	0.92	–	1.43	.02
Ratio of earnings to fixed charges (4)	1.25	1.25	0.66	1.45	3.29	4.35
Funds from operations (8)	27	15	6	115	144	428
Ratio of funds from operations before fixed charges to fixed charges (9)	1.2	1.2	1.1	2.2	2.2	3.8

Amounts in accordance with US GAAP:

Balance sheet	At September 30,
Total assets	1,410	779	1,013	2,756	2,779	3,337
Total liabilities, excluding minority interests	1,187	656	784	884	950	1,248
Long-term obligations	756	418	351	451	806	843
Shareholders’ equity (including non-equity share capital)	223	123	112	1,749	1,695	1,957
Number of ordinary shares	350	350	350	350	350	350
Capital stock	192	106	106	106	106	106

Notes:

(1)	Gross rental income for the years 2000 to 2004 comprise only UK operations.
(2)	Net income from properties consists of gross rents, amortization of leasehold properties and other property outgoings less recoveries from tenants. Property depreciation is utilized in determining US GAAP net income.
(3)	Profit attributable to Ordinary Shareholders in accordance with UK GAAP is adjusted for dividends on parent preference shares to determine the equivalent of net income under US GAAP.
(4)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of (a) earnings before income taxes, (b) the amount of previously capitalized interest amortized and (c) fixed charges to the extent that such charges are included in the determination of earnings including interest rate swap termination charges. Fixed charges consist of (a) interest on indebtedness (whether expensed or capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness (whether expensed or capitalized), (c) preferred stock dividend requirements of subsidiaries increased to reflect the applicable effective income tax rate and (d) the portion of rent expense representative of interest cost. Fixed charges in accordance with US GAAP exclude fair value adjustments to the income statement for interest rate swap activities that do not qualify for hedge accounting.
(5)	Total liabilities comprise minority interests, amounts due to creditors and provisions for liabilities and charges.
(6)	The net debt to equity ratio is the percentage of net debt (loan capital and bank overdrafts reduced by cash) to shareholders’ funds excluding preferred shares issued by MEPC at each balance sheet date.
(7)	The gross debt to equity ratio is the percentage of gross debt (loan capital and bank overdrafts) to shareholders’ funds excluding preferred shares issued by MEPC at each balance sheet date.

(8)	MEPC has presented Funds from Operations as it believes it is an important and useful additional performance measure that has gained sufficient acceptance as a supplement to net income because net income is predicated on generally accepted accounting principles, which give effect to non-cash items such as depreciation. However, Funds from Operations should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flows as a measure of liquidity. Funds from operations do not represent net income and are computed for each of the five years ended September 30, 2004 as follows (amounts in millions):

	Year ended September 30,
	2004	2004	2003	2002	2001	2000
	$	£	£	£	£	£
Comprehensive (loss)/income in accordance with US GAAP	(39)	(21)	(23)	40	214	554
Add/(deduct):
Depreciation and amortization of properties	31	17	23	22	40	39
(Gains) on asset disposals represented by accumulated depreciation	(11)	(6)	(5)	(15)	(62)	(122)
Fair market provision/(benefit) on swaps	18	10	3	(10)	(45)	2
Exceptional finance costs	14	8	8	9	9	(110)
Deferred tax expense/(income)	11	6	(11)	15	34	63
Supplementary bonus provision	–	–	20	24	(44)	–
Other provisions	3	1	(9)	30	(2)	2

Funds from Operations	27	15	6	115	144	428

Adjustments for other non-recurring items primarily include equity minority interest charges. Funds from Operations do not represent cash flows from operations and are not necessarily indicative of cash available to fund cash flow requirements. Cash inflow/(usage) in accordance with US GAAP is as follows (amounts in millions):

	Year ended September 30,
	2004	2004	2003	2002	2001	2000
	$	£	£	£	£	£
Operating activities	71	39	(29)	43	5	(69)
Investing activities	317	175	311	(9)	361	1,055
Financing activities	(382)	(211)	(352)	(159)	(715)	(460)

(9)	The ratio of funds from operations before fixed charges to fixed charges is comprised of funds from operations plus fixed charges, divided by fixed charges. See note (8) above for the definition of funds from operations and fixed charges. Funds from operations before fixed charges should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flows as a measure of liquidity.

Exchange Rate Data

The following table sets forth, for the periods and dates indicated, certain information regarding the US dollar/pound sterling exchange rate, based on the Noon Buying Rate, expressed in US dollars per £1.00.

	Period End	Average Rate(1)	High	Low
Fiscal Year ended September 30, 2000	1.48	1.56	1.68	1.40
Fiscal Year ended September 30, 2001	1.47	1.44	1.50	1.37
Fiscal Year ended September 30, 2002	1.57	1.47	1.58	1.41
Fiscal Year ended September 30, 2003	1.66	1.60	1.68	1.54
Fiscal Year ended September 30, 2004	1.81	1.79	1.90	1.66
Month July 2004	1.82	1.84	1.87	1.82
Month August 2004	1.81	1.82	1.84	1.79
Month September 2004	1.81	1.79	1.81	1.77
Month October 2004	1.83	1.80	1.84	1.78
Month November 2004	1.91	1.86	1.91	1.83
Month December 2004	1.92	1.93	1.94	1.91

(1)	Yearly average relates to the Noon Buying Rates on the last business day of each month during the relevant period.

On March 22, 2005, the Noon Buying Rates was £1.00 = $1.90.

ITEM 3.D:	Risk Factors

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

Our business is concentrated in the United Kingdom and in the business space sector, leading to risks because our portfolio is not diversified

Our investments are now entirely in the United Kingdom and solely focused on the business space sector with no remaining properties in city center offices or retail properties. See “ITEM 4.A: History and Development.” Accordingly, adverse changes in the U.K. economic climate or in the business space sector could have a negative impact on our financial performance.

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

Even when consent is granted for a planned development, third parties are able to call for a judicial review during the subsequent six months. Therefore, in the worst cases, the planning process can last a number of years and extend over different economic cycles. See “ITEM 4.B: Business Overview – Government Regulation.”

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

In 2000, Leconport Estates, a joint venture company which was formed by GE Real Estate and clients of Hermes Investment Management Limited, acquired all our ordinary shares and on October 30, 2000 we re-registered as a private limited company, governed by the laws of England and Wales, and changed our name to MEPC Limited. Also in October 2000, our ordinary shares and B shares, which had been traded publicly on the London Stock Exchange from incorporation, were de-listed from the UK Listing Authority. On February 17, 2003 it was announced by Hermes and GE Real Estate that Hermes had agreed terms to purchase GE Real Estate’s 50% equity stake in Leconport Estates on behalf of Hermes’ clients the British Telecom Pension Scheme, thereby taking full control of Leconport and hence MEPC.

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

The strategy to focus on the ownership, development and operation of our business space activities has resulted in significant property disposals over the past few years. A large proportion of these disposals took place in the period prior to 2001 although divestitures of properties, subsidiaries owning properties and interests in joint ventures continued during 2002 and 2003, in which net proceeds amounted to £427 million and £165 million in 2002 and 2003, respectively. By the end of 2003 we still owned retail assets, in the form of factory outlet centers, which we did not believe formed part of our strategic core property holding. During 2004 we took the opportunity to realise these assets for approximately £212 million which formed the major part of our 2004 proceeds of £247 million. In the last few years, the UK property market has suffered from concern regarding the level of occupational demand, and, as a result, we severely restricted our investment in new properties and speculative development projects ( or, properties not fully let prior to commencement), and our capital expenditure was therefore £110 million and £48 million during 2002 and 2003 respectively. During 2004 the UK property market has seen an improvement and we have contributed £28 million to speculative development schemes which we believe will be of the required quality to let quickly and will take advantage of this uplift in the occupational market. The excess sales proceeds have been utilised either to pay dividends, repay debt or make loans to our shareholder, Leconport Estates.

We have now substantially completed the disposal of our non business space assets which resulted in the realization of substantial cash proceeds. The cash proceeds, which we believed to be in excess of our short term cash requirements, were remitted to our shareholder, Leconport Estates, either by way of loan or dividend. Currently the amount owed to us by Leconport Estates is £1,371.0 million which is interest bearing and fully repayable to us on 14 days notice. We have continued to invest in our existing business parks by way of development and refurbishment as market demand for space permits.

As of September 30, 2004, our directly owned property portfolio was valued at £910 million, and was all represented by business space assets. In the 2004 financial year, 83 percent of our rental income came from business space and 17 percent from retail. As of September 30, 2004, we served approximately 753 tenants with a property portfolio of approximately 0.85 million square meters of leasable area. Significant business space tenants include Xerox, Research Machines, BAT, Chiroscience and Ericsson.

Total capital expenditure in 2004 was £27 million compared to £47 million in 2003 and £116 million in 2002. A large proportion of the amounts in 2003 and 2002 were spent completing refurbishments and developments at our major business parks including £27 million at Leavesden Park, £27 million at Granta Park, £10 million at Chineham Park and £21 million at Milton Park. As of September 30, 2004, we had approved expenditure for developments and improvements to existing income producing properties totaling £26 million on a speculative basis.

Our principal executive office is located at 4th Floor, Lloyds Chambers, 1 Portsoken Street, London E1 8LW, England and our telephone number is 44-20-7702-6100. Our agent in the United States is Delaware Corporate Management, 1105 North Market Street, Suite 1300, PO Box 8985, Wilmington, DE 19899, USA and its telephone number is 302-427-2017.

ITEM 4.B:	Business Overview

Strategy

Our business objective is to create maximum growth in total return for our shareholders through meeting the commercial property needs of business. We measure our capital growth based on changes in our net asset value per share, or NAV. NAV is a common measure for comparing property investment companies who regularly revalue their property assets to current market value. NAV is calculated by dividing ordinary shareholders’ equity by the number of equity shares issued. During 2004, NAV increased by 3 percent. Over the last five years NAV has decreased by 21 percent on a net basis (after deducting common stock dividends and other returns of capital) but increased by 17 percent on a gross basis. The reduction in NAV on a net basis is mainly due to the large dividends paid during the period from 2001 to 2003.

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

Over time, we have acquired and grown our properties through four principal avenues: acquisition of property companies, acquisition of property portfolios, acquisition of individual properties and development of properties. The extent to which each of these approaches has been utilized has varied based on market conditions. In the current market, we intend to create value by actively managing our income producing assets and creating development opportunities from within our own portfolio of properties. Our business plan, which looks forward to September 2007, has highlighted several potential sites, in our portfolio, which may be developed in the next few years.

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

As of September 30, 2004 we owned £14 million of development properties, all of which are classified as business parks. Development expenditures during 2004 were approximately £11 million and during the year two development projects were completed with an aggregate value of £8 million. 100 percent of those were let at the time of completion. Assuming that all authorized development projects in progress or approved are carried out, the asset value at completion is estimated at approximately £26 million.

Financing Policies

Sources of finance

We currently finance our operations primarily via corporate debt. We have previously used both common stock and subsidiary preferred stock and the US$215 million Quarterly Income Preferred Securities, QUIPS, remain outstanding and are classified as minority interests in our UK GAAP financial statements. We generally do not use project financing or property specific debt. Since the early 1980s, it has been our financing policy to issue unsecured corporate debt or subsidiary preferred stock rather than to issue debt secured by a portion of our portfolio. As a result, at September 30, 2004, unsecured debt amounted to 89 percent of gross debt, with only 11 percent of gross debt being secured by liens or encumbrances on specific assets. In November 2003 a revolving loan facility was signed between MEPC Limited and BT Pension Scheme, our ultimate parent entity, whereby a maximum of £350 million may be lent to us by BT Pension Scheme. We are currently in the process of reviewing our future finance strategy and it is probable that future borrowings will be undertaken on a secured basis.

On March 15, 2005, we sent a proposal for early redemption to the holders of our 2032 bond and a stockholder meeting will take place on April 7, 2005 to vote on this proposal. Although we have no present intention of making any further general offers to bondholders or to QUIPS investors to repay bonds or QUIPS we are nonetheless interested in purchasing both bonds and QUIPS and whenever we have been approached with offers to repurchase bonds we have responded and, subject to price, purchased them. Before doing so we have done our best to be satisfied that the seller is fully aware of the clear public information with respect to our financial position that is available. We have a call option on the QUIPS in September 2005 and we are currently reviewing our finance strategy with a view to deciding whether to exercise this option. Since the beginning of December 2000, we have repurchased just over £273 million of bonds and £14 million of short term Floating Rate Notes, in the process providing liquidity to the sellers concerned. If approached with similar offers in future, we would expect to respond as described above. In addition since June 2001 we have purchased QUIPS in the market and currently hold units with a face value of $27 million.

Interest rate risk management

We decided to fully fix the interest cost of expected net debt over the three years to September 2003, fix the cost of approximately 50 percent of net debt for the following two years and allow the interest cost to float for the period from September 2005. This was achieved using a portfolio of interest rate swaps and has reduced interest costs for 2001, 2002 and 2003, but we will still bear above market costs on our long-term borrowings for many years to come. The after tax “mark-to-market” liability on our borrowings and associated swaps was £25.7 million at September 30, 2004.

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

Since October 2000 dividends of £500 million, £320 million and £4 million have been paid to Leconport Estates and, in addition, further cash has been “upstreamed” to Leconport Estates by way of inter-company loans. The total amount loaned to Leconport Estates in this manner as at September 30, 2004 was £1,371.0 million. The loans to Leconport Estates are unsecured, repayable on 14 days notice from us and accrue interest which is receivable quarterly in arrears at an interest rate equivalent to 3 months Libor minus 50 basis points.

Our existing debt imposes some limitations on us, the most restrictive of which requires that we maintain a borrowing limit of tangible net worth, based on UK GAAP, to net debt of 1:1.25. We are committed to complying with the covenant provisions of all our debt.

At present we consider that a reasonable level for the ratio of net debt to the value of assets, treating inter-company loans to Leconport Estates as distributions rather than assets, would be around 65 percent . Our business plan for the next four years show us operating at approximately this ratio.

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

Senior Management and Local Management Teams

We are managed by a chief executive and two other executive directors who, together with two of the senior management team, compose the executive committee. Until February 17, 2003 our board of directors included five executive directors and eight non-executive directors (four representatives from each of Leconport’s then shareholders, GE Real Estate and Hermes on behalf of their clients). The four GE Real Estate representatives resigned from the board on February 17, 2003 when Hermes acquired GE Real Estate’s holding in Leconport. Our board is now composed of three executive and three non-executive directors. As is common in the UK and in compliance with the UK Code of Best Practice for corporate governance, our chairman is one of the non-executive directors. The non-executive directors also comprise the Audit, Remuneration and Nomination Committees. See “ITEM 6.C: Board Practices”.

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

The executive committee is assisted by a number of business space management teams who have first line responsibility for capital expenditure, leasing, allocation of resources within their teams and other aspects of property asset management within prescribed authority limits. They also have responsibility for meeting financial objectives in relation to a strategic business plan and related financial plan.

The day-to-day management of our business space properties is either managed in-house by MEPC staff or has been outsourced mainly to the property management divisions of two professional firms of Chartered Surveyors, Nelson Bakewell and CB Richard Ellis, and our factory outlet centers, before their disposal, to Realm Limited. This allows us to concentrate our internal resources on those areas that add the greatest value to our portfolio. The day-to-day management of selected large business parks has been retained, because we believe that an essential element of value creation for these properties involves the direct control of site-based staff who locally influence the success of the investment. Following our strategic disposals of our non-business space assets the percentage of properties being managed in-house has increased and the ratio of in-house to outsourced properties is 50:50.

Tenants

The diversity of our tenant base has narrowed as our portfolio has become focused on business space properties. However this sector still presents a wide variety of occupiers in industries such as manufacturing, telecommunications, biotechnology and information technology. As of September 30, 2004, we had 753 tenants. At September 30, 2004 no tenant contributed more than five percent of our annualized gross rental income. As at September 30, 2004, there were 22 tenants contributing more than one percent of our current annualized gross rental income. Our largest tenants, based on their contributions to annualized gross rental income are BAT, Global Crossing (UK), Research Machines, Cambridge Antibody Technology, Celltech R&D Ltd and Millenium Pharmaceuticals R&D Ltd.

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

We renegotiated the renewal of our insurance policies for a three year period ended September 30, 2004 prior to the terrorist activities of September 11, 2001 and have just completed our current year renewal.

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

ITEM 4.C:	Organizational Structure

Our principal subsidiaries at March 24, 2005 are as follows:

Country of incorporation
Name of subsidiary	United States
*MEPC International Capital, L.P.

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

ITEM 4.D:	Property, Plant and Equipment

General

Historically, the properties we have owned have been delineated in accordance with the following categories:

•	Business space, comprising office parks and industrial parks (collectively “business parks”) as well as other industrial properties;

•	Retail, comprising shopping centers, other retail properties and factory outlets—the disposal of this category was completed during 2004, and;

•	Other, comprising other offices and healthcare properties. The disposal of both these sectors of property was substantially completed prior to September 30, 2001.

As of September 30, 2004, we owned nine properties, all of which are located in the United Kingdom and are classified as investment and development properties. Ownership interests in UK properties generally fall into two categories: freehold, which is substantially equivalent to a fee simple interest in the United States, that is, it is held without any term or ownership restrictions, and leasehold, which is substantially equivalent to a ground lease in the United States, where we pay a rent for the land rights and own the improvements, subject to the rights of the ground lessor, over a specified term. In terms of value, we own the freehold interest on over 99 percent of the portfolio and less than one percent are held by us on leases with terms of less than 50 years.

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

	Geographic Distribution At September 30
	2004	%	2003	%	2002	%
	(£ millions except percentages)
South and South East England (excluding London)	658	72	633	57	807	65
Rest of United Kingdom	252	28	466	43	438	35

	910	100%	1,099	100%	1,245	100%

Note: Under UK GAAP, £9.1 million of the value at September 30, 2004 (2003 £25.9 million; 2002 £23.8 million) in the table above is classified under debtors on the Group’s balance sheet as the value of lease incentives given to tenants.

	Distribution by Property Type At September 30
	2004	%	2003	%	2002	%
	(£ millions except percentages)
Business parks	910	100	894	81	1,073	86
Factory outlets	–	–	205	19	172	14

	910	100%	1,099	100%	1,245	100%

While we believe that information regarding the leasable square meters represented in our property portfolio is a useful measure of our overall size, the value of leased property depends on a variety of factors, only one of which is the property’s size. One square meter = 10.76 square feet.

The total leasable square meters of the portfolio decreased by 6 percent, from 0.91 million m2 at September 30, 2003, to 0.85 million m2 at September 30, 2004, due primarily to the effects of our net divestment of property during the year.

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

Occupancy Rate Based on Rental Income

	At September 30
	2004	2003	2002
Business space	84%	81%	83%
Retail	–	99%	93%
Total Portfolio	84%	85%	84%

Occupancy rates, for our business space assets, as at September 30, 2004 are higher than has been our experience in recent years due to our success in finding tenants for our completed developments and other void space as tenant demand continues to improve in the UK property market.

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

Our portfolio occupancy rate based on leasable area as of September 30, 2004, at 85 percent, is slightly higher than the occupancy rate based on Theoretical Gross Rental Income.

Valuation

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

Trading

We classify properties as trading for financial reporting if at the time of their acquisition or development there is an intent to sell such properties. Properties for which we lack this initial intent are classified as investment or development, depending on their status, and are not subsequently reclassified when management’s intent changes. Consequently few properties are classified as trading for financial reporting purposes and not all properties held for sale are trading properties. There were no properties classified as trading properties at September 30, 2002, 2003 or 2004.

Lease Expiration

On average, over the next ten years, leases representing approximately 62 percent of our gross rental income will fall due for renewal, with between 2.7 percent and 15.2 percent falling due in each of the years through the 2014 financial year. Therefore, leases representing approximately 38 percent of our gross rental income for the 2004 financial year will not have reached the end of their term by the end of the 2014 financial year.

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

Business space

At September 30, 2004, we owned nine business space properties. During the year we have experienced an improvement in the UK occupational market but as yet this has not translated into any significant increase in market rents which have remained unaltered or, in some areas, have continued to fall. Overall the value of our business space properties increased by just over three percent in the 2004 fiscal years which reflects a combination of yield strengthening in the market and the progress which we have made in letting of void space within the portfolio.

For the three years to September 30, 2004, the value and distribution of our business space properties were as follows:

	2004		2003		2002
	(£m)	(%)	(£m)	(%)	(£m)	(%)
South and Southeast England	658	72	633	71	807	75
Rest of United Kingdom	252	28	261	29	266	25

	910	100%	894	100%	1,073	100%

For the three years to September 30, 2004, the gross rental income of our business space properties was as follows:

	2003		2003		2004
	(£m)	(%)	(£m)	(%)	(£m)	(%)
South and Southeast England	42	70	52	75	54	75
Rest of United Kingdom	18	30	18	25	18	25

	60	100%	70	100%	72	100%

Business parks	60	100	70	100	71	99
Other industrial	–	–	–	–	1	1

	60	100%	70	100%	72	100%

The above figures reflect changes in value of our business space portfolio and include property acquisitions and disposals, as well as changes in appraised values, as illustrated in the following table:

(£ millions)
Value at September 30, 2002	1,073
Additions	16
Disposals	(142)
Changes in appraised values	(53)

Value at September 30, 2003	894
Additions	15
Disposals	(29)
Changes in appraised values	30

Value at September 30, 2004	910

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

Typically, our business parks have an element of development in progress and significant opportunities for future development and expansion. As of September 30, 2004 there was a total of 24,300 m2 (2003 3,200 m2) of business space under construction. The developments in 2004 have commenced on a speculative basis whereas the 2003 developments where all fully let prior to commencement. The level of property development in progress is higher than last year and has commenced on a speculative basis because we believe that the completed product will be of sufficient quality to let quickly and in the correct location to take advantage of the improvement in the UK property market. Business space developments completed during the year totalled 3,200 m2 made up of 2,000 m2 at Granta Park which was let to PPD Global, and 1,200 m2 at Hillington Park which was let to Panalpina.

The estimated lettable area of future development on our business parks is 447,785 m2. Total development and refurbishment expenditure on business space properties during the year to September 30, 2004 was £15 million.

During 2004 there were no acquisitions in the business park portfolio.

During the year ended September 30, 2004 we disposed of business space property with a book value of £29 million. These disposals were properties or parts of properties where there were no longer opportunities for us to produce returns to achieve required performance standards of where we received an offer for a property which produced a return in excess of its projected performance. The only significant disposal during the year was the sale of 8,700 m2 of our investment at Callaghan Square, Cardiff which consisted of the office building let to the law firm Eversheds. This office building was fully let on relatively long leases and so opportunities for us to add further value in the short term was limited.

Since September 30, 2004 we have disposed of the balance of our investment at Callaghan Square, Cardiff, consisting of the office buildings let to the Allied Irish Bank and ING Direct, our industrial land at South Marston Park, Swindon, our office building at Axis Park, Slough and a office and production building at the entrance to our Chineham Business Park at Basingstoke. There was no significant difference between the selling price and book value.

Presented below are our business space properties at September 30, 2004. Net lettable area includes property developments in progress.

Property	Area (m2)	Tenure	Description

South and South East England

Axis Park Langley, Nr Heathrow	3,800	Freehold	Remaining office building. Sold in December 2004.

Chineham Park Basingstoke	73,000	Freehold	Mostly offices. Part disposal of 1,735 m2 in November 2004. Future developable area estimated at 34,090 m2.

Granta Park Abington, Nr Cambridge	39,750	Freehold	Science park. Future developable area of approximately 15,800 m2.

Leavesden Park Leavesden, Watford	64,000	Freehold	Office park. Existing film studio and remaining offices of 10,000 m2. Future developable area estimated at 104,800 m2.

Milton Park Abingdon, Nr Oxford	369,200	Freehold	Mixed use park. 6,200 m2 in the course of construction. Further developable area of approximately 27,850 m2.

Rest of UK

Birchwood Park Warrington	108,000	Freehold	Mixed use park. 8,600 m2 in the course of construction. Future developable area of approximately 72,560 m2.

Callaghan Square Cardiff	4,115	Freehold	Office park. Office sold in December 2004. Future developable area estimated at 31,200 m2.

Hillington Park Glasgow	184,500	Freehold	Mixed use park. 9,500 m2 in the course of construction. Future developable area of 85,885 m2.

South Marston Park Swindon	8,500	Freehold	Industrial park. Sold in December 2004. Future developable area of 75,600 m2.

Retail

During the year we disposed of our retail portfolio which comprised our 5 factory outlets which were valued at approximately £212 million. For the three years to September 30, 2004, the value and distribution of our retail properties by location and type of retail were as follows:

	2004		2003		2002
	(£m)	(%)	(£m)	(%)	(£m)	(%)
South and Southeast England (excluding London)	–	–	–	–	–	–
Rest of United Kingdom	–	–	205	100	172	100

	–	–	205	100%	172	100%

Factory outlets	–	–	205	100	172	100

	–	–	205	100%	172	100%

For the three years to September 30, 2004, the gross rental income of our retail properties was as follows:

	2004		2003		2002
	(£m)	(%)	(£m)	(%)	(£m)	(%)
South and Southeast England (excluding London)	–	–	–	–	1	6
Rest of United Kingdom	12	100	14	100	15	94

	14	100%	14	100%	16	100%

Leisure and other	–	–	–	–	1	6
Factory outlets	12	100	14	100	15	94

	14	100%	14	100%	16	100%

The above figures reflect the changes in value of our retail portfolio and include property acquisitions and disposals as well as changes in appraised values as illustrated in the following table:

(£ millions)
Value at September 30, 2002	172
Additions	20
Disposals	–
Changes in appraised values	13

Value at September 30, 2003	205
Additions	2
Disposals	(212)
Changes in appraised values	5

Value at September 30, 2004	–

Until 2000, our retail strategy was to own dominant retail shopping centers in major metropolitan areas or investments which had a special niche. As a result of our decision to focus on business space properties, we have now completed the disposal of shopping center, leisure and other retail assets. The disposals have been made both as individual property sales and as corporate or portfolio sales.

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

Following the successful refurbishment and expansion of our factory outlet centers at The Lakeside Village, Doncaster and at Clarks Village, Street we disposed of these properties, believing that the retail investment market was showing a strong appetite for quality assets and the timing was right to sell properties that we never considered to be a core property holding.

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

Joint Ventures and other fixed asset investments

Details of our joint venture investments at September 30, 2004 are given in note 10 to the Group financial statements. All the joint ventures are engaged in property investment, development and related services. At September 30, 2004, our share of the joint ventures’ properties totalled £36 million and share of borrowings was £32 million, all of the latter being without recourse to us.

Our investment in joint ventures decreased from £6.8 million at September 30, 2003 to £4.3 million at September 30, 2004. The reduction in our investment during the 2004 financial year was principally related to repayments of capital and loans.

Our other fixed asset investments valued at £23.1 million at September 30, 2004 is substantially unchanged from the September 2003 value of £23.2 million.

Space occupied by us

We do not own our headquarter offices, which are occupied under a lease. In addition, we occupy space at most of our business parks for management and administration. This space is not in any way significant in terms of the overall lettable area of the properties concerned.

ITEM 5:	Operating and Financial Review and Prospects

Introduction

The following should be read in conjunction with our audited consolidated financial statements and the related notes. For a discussion of the principal differences between UK GAAP and US GAAP as they apply to us, are presented in Note 27 to the Group financial statements in “Item 17: Financial Statements”.

New UK accounting standards applied for the 2004 financial statements

Since the 2003 financial statements, there have been no new Financial Reporting Standard (FRS) issued by the United Kingdom Accounting Standards Board which apply for the 2004 financial statements.

New US accounting standards and pronouncements applicable to MEPC

The provisions of SFAS Nos. 150 and 153, where applicable to MEPC, are summarized at note 27 to the audited Group financial statements. None of these new statements has, or in the case of those standards which are yet to become effective is expected to have, a material effect on our net income or shareholders’ funds stated under US GAAP.

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

For the years 2004, 2003 and 2002 we operated primarily in the United Kingdom with minimal operations in overseas areas. Our consolidated financial statements are prepared by translating all of the financial statements of our subsidiaries operating outside the United Kingdom into pounds sterling. Assets and liabilities denominated in foreign currencies are converted at the exchange rates applicable at the end of the reporting period. Income and expenses in foreign currencies are also converted at exchange rates applicable at the end of the period.

A significant factor explaining many of the financial movements from 2002 to 2004 is the disposal of the remaining non-business space properties in the United Kingdom. We received approximately £900 million in net proceeds from the sale of properties and other investments in 2002 to 2004 of which, by September 30, 2004, we had reinvested approximately £200 million on property acquisition and development, returned £320 million to the common stock shareholders by way of ordinary dividend, loaned £200 million to Leconport Estates and significantly reduced our levels of debt to financial institutions. The review below makes appropriate comment on the impact of the decision to focus on business space on future results from operations.

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

Year Ended September 30, 2004 Compared with Year Ended September 30, 2003

Gross rental income and other charges

Our gross rental income and other charges decreased by £11 million to £72 million, a decline of 14% percent compared to 2003. This decrease was mainly attributable to the continued sale of business space properties where we considered that the opportunities to add further value were limited. The sale of our factory outlet centers has not had a material effect on the 2004 rental income. The impact of property disposals was partially offset by a mixture of favorable rent reviews and the income from completed property developments. Further comment on the impact of the sale of properties is given under “Net income from properties” below.

Net income from properties

A summary of movements in net income from properties in millions of pounds for the 2004 financial year with percent changes from 2003 is as follows:

	Business Space			Retail			Other			Total
	Year ended September 30			Year ended September 30			Year ended September 30			Year ended September 30
			%			%			%			%
	2004	2003	Change	2004	2003	Change	2004	2003	Change	2004	2003	Change
South & South East England	32	39	(18)	–	–	–	–	–	(–)	32	39	(18)
Rest of United Kingdom	9	9	–	8	8	(–)	–	–	(–)	17	17	(–)

Total	41	48	(14)	8	8	(–)	–	–	(–)	49	56	(13)

Net income from properties decreased by £7 million to £49 million, a decline of 13% compared to 2003, which is in line with the fall in gross rental income above. Again the fall was primarily due to the sale of property.

Net income from business space properties decreased by £7 million to £41 million a decline of 14% compared to 2003 mainly due to the effect of property sales. Total completed leasable business space area fell from 853,600 m2 as of September 30, 2003 to 830,565 m2 as of September 30, 2004 reflecting the sale of property, mainly Callaghan Square, Cardiff and the increase in property in the course of development at September 2004.

Despite the fact that we disposed of our outlet centers in June 2004 the net income from retail properties was substantially unaltered at £8 million compared to 2003, due to the increased level of rental income from September 30, 2003 to June 2004. This increase level of rental income was as a result of the successful completion and letting of the refurbished and extended space at Lakeside Village, Doncaster and Clarks Village, Street .

Administrative expenses

Administrative expenses decreased by £4.3 million to £3.9 million, a decline of 52% mainly as a result of the reduction in staff numbers and lower occupancy cost subsequent to the relocation of our head office. In addition, administrative expenses in 2003 included an exception charge for the depreciation of other fixed assets which were fully depreciated prior to the company moving its head office location in 2004.

Other income and share of results of joint ventures and associates

Other income decreased by £0.7 million to £0.6 million, a decline of 54% compared to 2003 mainly as a result of the sale of our interest in the Two River Partnership. During 2004, our share of operating profit in joint ventures decreased from £3.9 million to £2.0 million resulting from the disposal of the majority of properties held within the joint venture companies.

Net losses/gains on fixed asset disposals

Total net gains on fixed asset disposals increased by £4.6 million, from £2.2 million loss in 2003 to £2.4 million gain in 2004. A large proportion of this variance is in relation to the release of £1 million of an amount of £2.2 million provided in 2003. Our share of the net gains on fixed asset disposals by our joint ventures was immaterial in 2004 compared to £1.0 million in 2003.

Cost of finance (net)

Net cost of finance decreased by £20.9 million to £4.9 million, a decline of 81% compared to 2003. The components of the charge are analyzed as follows:

	2004 £m	2003 £m
Gross external finance costs	55.2	70.3
Capitalized to cost of properties	(0.3)	(0.9)
External interest received	(2.4)	(2.8)
Interest received on loans to Leconport	(50.5)	(44.3)
Share of joint ventures finance costs	3.0	3.5

	4.9	25.8

Gross external finance costs decreased mainly as a result of the refinancing of expensive long term debt, which expired during the year, with borrowings at current, substantially lower variable market rates, and the expiry of £200 million of interest rate swaps for which we were paying a rate in excess of current market rates (although receiving interest at market rates). Interest income on loans made to our shareholder Leconport Estates increased mainly as a result of the increase in the interest rate charged, which is linked to the increased interest rates in the United Kingdom.

Taxation

Tax charge increased by £25 million to £24.1 million compared to a tax credit of £0.9 million in 2003:

	2004 £m	2003 £m
Current taxation
United Kingdom taxation	(1.6)	–
Overseas taxation	7.8	0.1
Share of joint ventures taxation	0.5	(1.0)

	6.7	(0.9)

Deferred taxation
Potential clawback of capital allowances	(3.0)	(3.4)
Losses and other timing differences	(27.8)	5.2

	(30.8)	1.8

Total tax (charge)/credit in profit and loss account	(24.1)	0.9

Current taxation arising in the United Kingdom was £1.6 million in 2004, compared to nil in 2003, resulting from a further provision being required for United Kingdom taxation following a full review of our tax provisions. The credit for overseas taxation amounting to £7.8 million in 2004 resulted from the release of 50% of the provision which we have been carrying against German tax.

The deferred tax charge amounting to £30.9 million in 2004 arose mainly as a result of the utilization of tax losses in 2004 to shelter the capital gain which was realized on the sale of our factory outlet properties. The credit in 2003 arose from further tax losses in the year. Following a review of expected future trading profits and realised capital gains, the credit taken for losses from 2003 has been restricted.

Under FRS19 we do not provide for the tax liability on capital gains that might be incurred if all of our property investments at September 30, 2004 were sold at the amounts carried in the UK GAAP financial statements. This hypothetical tax liability, not provided for in the balance sheet at September 30, 2004, is estimated at a maximum of £53 million. The decrease from the hypothetical tax liability of £87 million in 2003 reflects the realization of the capital gains charge on the disposal of our outlet centers, partially offset by the increase in the value of our properties during the year.

Minority interests

The equity portion of minority interest, which is the portion of our consolidated results attributable to minority owners, remained static at £0.4 million. The non-equity portion of minority interest relates to dividend payments on our preferred stock program (QUIPS) as described in note 17 to the audited financial statements. The charge for non-equity minority interest has decreased by £1.4 million, a decrease of 13% compared to 2003, resulting from QUIPS purchased by us during the year.

Profits attributable to ordinary shareholders

Profit attributable to ordinary shareholders decreased by £3.8 million, a 26% decrease compared to 2003. As explained above, the most significant movements were the reduction of £20.9 million in our net cost for finance, offset by a £25.0 million increase in our charge for tax.

Property revaluation and other balance sheet movements

A summary of the investment and development portfolio net revaluation surplus by property type for 2004, as compared to the deficit for 2003 is as follows:

	September 30
	2004	2003	Change
	(£ millions)
Business space	30	(49)	79
Retail	5	13	(8)

	35	(36)	71

The overall underlying revaluation surplus on our investment and development properties was 4.0% for the year, which includes the retail revaluation up to disposal, and business space which experienced an increase of 3.4%. The business space valuation increase reflects an improvement in yields in the general property market and the increase in occupancy levels resulting from continued active management and the successful completion of a number of property developments. Retail, which relates solely to factory outlets, experienced a valuation increase of 2.6% in the first half of the fiscal year prior to disposal.

The other significant balance sheet movements during the year ended September 30, 2004 were related, as in previous years, to the strategic decision to focus on business space and sell properties and other investments which either had limited growth prospects or, as in the case of the factory outlet portfolio, did not form part of our core property holding. Over the year total property and other investments fell from £1.1 billion to £0.9 billion and our loan to our shareholder, Leconport Estates, increased from £1.32 billion to £1.37 billion. The surplus cash generated was utilised mainly to repay external debt.

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

During the 2004 financial year our NAV increased from £4.78 to £4.92 per ordinary share, an increase of 3 percent. Calculated after deducting the “mark-to-market” liability on debt and financial instruments and unprovided deferred tax on capital gains, our NAV increased by 5% with the major movement being in the unprovided deferred tax following the disposal of our factory outlet properties. In both 2004 and 2003 the major components of the NAV movement were the net surplus/(deficit) on property revaluation after deducting minority interests (2004: £42 million, 2003: (£37) million), profits for the financial year (2004: £11 million, 2003: £15 million) and dividends paid on ordinary shares (2004: £4m, 2003: £320m).

We calculate our net debt-to-equity ratio by defining “net debt” as loan capital plus bank overdrafts, both defined in accordance with UK GAAP, less cash, and “equity” as total shareholders’ equity at the value reflected in the consolidated financial statements. As of September 30, 2004 the net debt-to-equity ratio was 27 percent compared to 40 percent in 2003.

See “ITEM 4.B: Business Overview—Financing Policies” for details of the appropriate level of leverage in accordance with our reviewed financing strategy.

ITEM 5.B:	Liquidity and Capital Resources

Historically, our main source of capital and liquidity has been unsecured long-term financing, and, to a lesser extent, property sales. Prior to 1998 cash flow from operations contributed primarily to the payment of annual ordinary dividends. In 1998, in conjunction with disposal of our overseas operations, the ordinary shares dividend was rebased to a lower level, not less than 12 pence per share, which was the level paid for the financial year 1998, with a five percent increase to 12.6 pence per share for 1999. Since the acquisition of our shares by Leconport Estates in 2000, three dividends of £500 million in October 2001, £320 million in December 2002 and £4 million in October 2003 have been paid to Leconport Estates. The 2003 interim dividend of £320 million was financed partly by cash £100 million and partly by a £220 million reduction in loans. During the period 2001 to 2004, loans of £1.4 billion were paid to Leconport Estates. In addition, since September 30, 2004 further loans of £22 million were made to Leconport Estates. Further “upstream” payments to Leconport, whether by dividend or loan, will be determined by the board with reference to our liquidity requirements to service our debt and investment requirements within the parameters of our financing strategy. The loans to Leconport Estates are repayable to us on 14 days notice.

Since 1997 we have had a policy of obtaining unsecured short to medium term funding, although a significant proportion of the debt outstanding is still represented by longer term obligations. In 2004, we decided that we no longer would seek financing through the issuance of debt but rather through secured lending against our business space properties. We have not yet fully determined when such financing would occur, or the extent of the borrowings. These secured borrowings will primarily be used to buy back our existing high cost debt. We believe that through focusing on our core business parks, we will experience lower asset turnover and benefit from the lower cost of secured borrowings in relation to unsecured borrowings. As of September 30, 2004, we had unsecured corporate borrowings of £422 million, representing 89 percent of our total gross debt of £476 million at that date. As of September 30, 2004, contractual debt maturities for each of the next five years, including demand obligations, were £6 million, £54 million, £74 million, nil and nil million. We are confident that we will be able to make these payments from internally generated funds, other financing sources or refinancings. On November 28, 2003 a revolving loan facility for a maximum of £350 million was signed between MEPC Limited and BT Pension Scheme. As of September 30, 2004 £153 million of this facility had been drawndown.

During the 2004 and 2003 financial years, principal repayments on debt were £349 million and £227 million, respectively. During the 2004 and 2003 financial years, new borrowings totaled £154 million and £212 million, respectively, primarily consisting of drawings on existing bank borrowing facilities.

See “ITEM 4.B: Business Overview—Financing Policies” for details of our policy on the use of interest rate swaps to manage interest rate risks.

As of September 30, 2004 and 2003, we had no non-sterling debt.

In September 1995, we issued $215 million of fixed rate 9 1/8 percent QUIPS. These preferred securities are redeemable at our option or at the option of our wholly-owned subsidiary, MEPC International Capital L.P., on or after September 21, 2005. The QUIPS are classified as minority interests in our balance sheet. The proceeds were used for real estate acquisitions. Since June 2001 we have been buying QUIPS in the market and to date QUIPS with a nominal value of $26 million are owned by us and have not yet been redeemed.

As of September 30, 2004, we have three joint ventures, one with external borrowings of £64 million which is undertaken entirely without recourse to us. On November 8, 2004 we sold our 50% interest in this joint venture and now only have interests in two joint ventures both of which have no external borrowings.

For short-term funding needs, we rely on cashflow from operations and direct drawdowns from our loan facility from our ultimate parent entity. As of September 30,2004 we had committed lines of credit, totaling £365 million, £212 million of which was unutilized at that date. During February 2005 our one remaining bank facility of £15 million expires leaving our facility with BT Pension Scheme as our only committed line of credit. Taking into consideration the substantial equity interest in our real estate portfolio which represents a potential source of funds either through the raising of cash secured against the properties or the disposal of properties, and our new facility with BT Pension Scheme we believe that these sources are sufficient to cover current liquidity requirements as well as those resulting from new business activity.

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

Credit ratings

Our public debt ratings at the start of 2000 were A- by Standard & Poors, Baal by Moody’s and A by Fitch. In February 2000 Standard & Poors and Fitch downgraded our ratings to BBB+ and A- respectively. Following our May 15, 2000 announcement that we intended to concentrate on business space and run an appropriate capital structure, Standard & Poors and Fitch put us on Credit Watch. Moody’s followed suit in early June 2000. In December 2000 the ratings were downgraded to BB by Standard & Poors, Ba2 by Moody’s and BB by Fitch and following reviews in December 2001 and January 2003 these ratings remain unchanged. A subsequent review in December 2003 resulted in a further downgrading of our ratings to B+ and Ba3 by Standard & Poors and Moody’s respectively. Following the announcement of our change of financial policy in favour of secured debt raising, in August 2004 Moody’s and Fitch further downgraded our ratings to B1 and B respectively and Standard & Poors put us on Credit Watch. As of September 30, 2003 our QUIPS were rated B2 and CCC+ from Moody’s and Standard & Poors respectively. Following our announcement to bondholders of our decision to obtain future financing through secured debt, in August 2004 Moody’s downgraded the QUIPS to B3 and Standard & Poors put the QUIPS on Credit Watch. Our board firmly believes that these changes in our public debt ratings must be considered in light of the following:

1.	We are committed to meeting all our obligations under the terms of our outstanding bonds. Interest and principal will be paid as due as in the past, and covenant obligations, which remain unchanged, will be fully observed.

2.	Our current financing strategy is wholly consistent with our obligations and we intend to maintain a prudent strategy which will continue to be consistent with those obligations. See “—Financial Condition” above and “ITEM 4.B: Business Overview—Financing Policies.”

3.	Clear information will continue to be available to enable investors and credit analysts to understand the business. We intend to continue the practice of making available consolidated financial statements and supporting analytical data incorporating an independent valuation of our properties at each March 31 and September 30. The financial statements for the six months to March 31, 2005 will be published as normal in early June 2005.

Cash flow

Net cash flow from operating activities during 2004 resulted in an inflow of £54 million, compared to an outflow of £50 million and an inflow of £60 million in 2003 and 2002, respectively, consisting primarily of net income from properties of £58 million, £73 million, and £66 million, respectively, offset by administrative expenses of £3.9 million, £78.2 million and £6.8 million, respectively. The reduction in net cash flow from operating activities, excluding the payment of the supplementary bonus in 2003, is in correlation to the reduction in our income earning property portfolio and is entirely within the parameters of the financing strategy. See “—Financial Condition” above and “ITEM 4.B: Business Overview—Financing Policies.”

Net cash flows attributable to capital expenditure and the purchase and disposal of properties has reflected our investment strategies. During 2004, 2003 and 2002 the incidence of property sales reduced significantly as the disposal of non-business space property neared completion. Receipts from the disposal of properties and other investments totaled £247 million in 2004 compared to £185 million in 2003 and £433 million in 2002. During the same period total capital expenditure has decreased as weaker markets for space has reduced the incidence of new development activity. Total capital expenditure in 2004 was £28 million compared to £47 million in 2003 and £116 million in 2002.

As of September 30, 2004, we had approved expenditure for developments and improvements to existing income producing properties totaling £26 million, none of which was subject to binding contractual rental commitments.

During 2004 and 2002, we had net cash outflows from financing of £197 million and £147 million, respectively, as debt was repaid from the proceeds of property disposals. During 2003, these outflows decreased to £22 million as a large part of net cashflow had been utilized in the payment of the interim dividend. Net cash outflows to pay interest and minority dividends (i.e. QUIPS interest) fell from £92 million to £85 million to £76 million in 2002, 2003 and 2004 respectively.

Cash inflows not required to finance capital expenditure or service of our debt obligations are upstreamed to our parent company Leconport Estates within the parameters of our strategy. Since the acquisition in 2000, dividends totaling £824 million and loans totaling £1.4 billion have been made to Leconport Estates.

Taxes

We are subject to the United Kingdom standard rate of corporation tax of 30 percent, although loss carryforwards in excess of £400 million at September 30, 2004 are available to reduce current and future taxable income. During 2004 the United Kingdom current tax charge was minimal as taxable profits were covered by brought forward losses.

We estimate that if all of our property investments were sold at the amounts carried in the UK GAAP financial statements, there would have been a hypothetical tax liability due at September 30, 2004, which has not been provided for in the balance sheet at that date, estimated at a maximum of £53 million.

Information Compliance—the Euro

A study of the implications of the euro for our accounting and reporting systems was completed during 1998. Suitable banking arrangements have been made to enable transactions to be conducted in euro and the financial accounting systems verified as being capable of multi-currency accounting which will accommodate the recording and reporting in euro. We do not expect to report our results in euro until after the entry of the United Kingdom to the European Monetary Union, which is not expected to be before 2006.

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

All of our continuing operations are based in the UK. Consequently, our exposure to currency movements is limited to financial instruments, primarily currency swaps, and any related income and expense item. Many of the remaining non-United Kingdom positions are related to disposed overseas operations, which, due to their terms, could not be retired. We will evaluate opportunities to close out these positions prior to maturity .

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

Our off balance sheet arrangements are in relation to our joint ventures and details of these arrangements are included in note 10 to the Group financial statements. All our joint ventures are engaged in property investment, development or related services. MEPC enters into joint venture arrangements with third parties in order to enjoy a more favorable risk share on a particular project or because we believe that our joint venture partner will bring a level of expertise, which we do not have within MEPC, to a project. As at September, 2004 our investment in joint ventures was valued at £4.3 million which, following the successful disposal of our investment in City Link (Cardiff) Limited has reduced to approximately £3 million. Joint venture operations currently form a small proportion of MEPC’s business and, following the disposal of all of their property interests, it is likely that our interest in “MCPL” and “PCVL” will be dissolved in the near future. Full disclosure of our revenue, expenses and cash flows from joint ventures are included in our Group financial statements.

ITEM 5.F:	Contractual Obligations

The table below shows MEPC’s contractual obligations as at September 30, 2004:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	£’m	£’m	£’m	£’m	£’m
Long term debt	475.8	48.7	128.1	153.0	146.0
Purchase Obligations	11.9	11.9
Other Long Term Liabilities	125.6				125.6

Total	613.3	60.6	128.1	153.0	271.6

The long term liabilities shown in the above table represent the outstanding amount due under the QUIPS.

ITEM 6:	Directors, Senior Management and Employees

ITEM 6.A:	Directors and Senior Management

Information concerning our directors and executive officers, at the date of this report, is presented below. Non-executive directors are not our employees.

Name	Age	Position Held
Executive directors
Richard Harrold	58	Chief Executive
John Bateman	47	Director
Roger Quince	58	Director

Non-executive directors		Outside Business Activity
Rupert Clarke	46	Head of Property, Hermes Pensions Management Ltd.
Nick Mustoe	43	Chief Investment Officer & Deputy Chief Executive, Hermes Pensions Management Ltd.
Anthony Watson	59	Chief Executive, Hermes Pensions Management Ltd.

Our Memorandum and Articles of Association provide that at each Annual General Meeting, one-third of the directors or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third shall retire from office. The directors to retire at an Annual General Meeting shall be, so far as is necessary to obtain the number required, first, any director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment. A retiring director shall be eligible for reappointment. At the Annual General Meeting, held on March 17, 2005, John Bateman and Nick Mustoe retired and were reappointed.

There is no family relationship between any director or executive officer and any other director or executive officer.

Chairman

Anthony Watson is our current chairman. Appointment of the Chairman is at the sole discretion of our board of directors.

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

Executive committee

Our Executive Committee is comprised of the three Executive Directors, as well as Mr. James Brady, aged 51, senior manager responsible for accounting, and Mr. Gavin Lewis, aged 30, senior manager responsible for treasury and taxation.

ITEM 6.B:	Compensation

The compensation of our Executive Directors as a group for the year ended September 30, 2004 was £0.5 million, as disclosed under note 4 to the audited financial statements.

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

The number of employees at the end of each of the last three financial years and the average number of employees during those years is provided in note 4 to the Group financial statements. At September 30, 2004 we employed 32 employees, compared to 42 at September 30, 2003 and 63 at September 30, 2002. The average number of employees during year ended September 30, 2004 was 32 compared to 52 for 2003. The reduction in employee numbers over the three years is a direct consequence of our strategies to outsource direct property management activities and focus on business space in the United Kingdom. During the 2002 year we outsourced the management of our factory outlet center properties with a resultant reduction in staff numbers of 23.

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

On November 28, 2003, a further loan facility was signed between MEPC Limited and Leconport Estates increasing the amount which MEPC Limited may loan to Leconport Estates to a maximum of £1,476 million. As at September 30, 2004 the amount due to us under these facilities was £1,371.0 million. Since September 30, 2004 a further £22 million has been lent to Leconport Estates. The loans are unsecured and repayable to us on giving 14 days notice to Leconport Estates. Interest is payable quarterly in arrears at an interest rate equivalent to 3 months LIBOR minus 50 basis points.

ITEM 8:	Financial Information

ITEM 8.A	Consolidated statements and other financial information

8.A.1	See Item 17 for our audited consolidated financial statements.

8.A.2	See Item 17 for three years of our comparative financial statements.

8.A.3	See Report of independent auditors, Pages F-2 and F3, for the audit report of our accountants.

8.A.4	We have complied with the requirement that our audited financial statements not be older than 15 months.

8.A.5	Not applicable.

8.A.6	See note 2 to the financial statements for the amount of our export sales.

8.A.7	There are no legal proceedings which have or will have a significant effect on our financial position or profitability.

8.A.8	Dividend policy

Our board of directors establishes dividend policies and annual distributions after considering our financial condition and future prospects for earnings and liquidity. Dividends of £500 million in October 2000, £320 million in December 2002, and £4 million in October 2003, were paid to Leconport Estates. With the exception of these dividends, upstreams of cash to Leconport Estates between June 2000 and December 2004 took the form of inter-company loans rather than dividends. Future upstreams to Leconport Estates, whether by dividend or loan, will be determined by the board with reference to our liquidity requirements to service our debt and investment requirements within the parameters of our financing strategy.

ITEM 8.B	Significant changes

There have been no significant changes since September 30, 2004.

ITEM 9:	The Offer and Listing

ITEM 9.A:	Offer and Listing Details

On September 18, 1995, MEPC International Capital, L.P. issued 8.6 million 9 1/8 percent Cumulative Guaranteed Quarterly Income Preferred Securities, Series A, or QUIPS, guaranteed by MEPC plc, now MEPC Limited, pursuant to a Guarantee Agreement, referred to as the “QUIPS Guarantee”.

The QUIPS and the QUIPS Guarantee are listed on the New York Stock Exchange. To the best of our knowledge, the QUIPS trade exclusively in the United States. At December 31, 2004, a total of 8,600,000 QUIPS were held by approximately 13,671 holders with registered addresses in the United States and 373 with registered addresses outside of the United States. Because a portion of the QUIPS are held by nominees, the number of holders above may not be representative of the number of beneficial owners in the United States.

Since June 2001 MEPC have been buying QUIPS in the market and to date QUIPS with a nominal value of $26 million are owned by us and have not yet been redeemed. Although we are still considering all possible courses of action in relation to our option to repurchase all of the QUIPS from September 21, 2005, we are interested in purchasing QUIPS and whenever we have been approached with offers to repurchase them, subject to price, we have repurchased them.

It is the opinion of counsel that our QUIPS should not qualify for the reduced 15% rate of tax on certain dividends recently codified under section 1(h) (11) of the US Internal Revenue Code of 1986 as amended.

The QUIPS were issued at an initial public offering price of $25 per share and trading on the New York Stock Exchange did not commence until September 28, 1995. The high and low sales price in dollars for the five most recent fiscal years ended September 30, 2004, and the six most recent months were as follows:

		High	Low
2000		25 1/8	17
2001		23 13/16	16 1/2
2002		25	20
2003	First Quarter	23 3/5	20 9/10
	Second Quarter	24 19/20	22 3/10
	Third Quarter	24 17/20	22 17/20
	Fourth Quarter	26 1/4	24
	Full Year	26 1/4	20 9/10
2004	First Quarter	27 1/4	25 1/4
	Second Quarter	25 17/20	24 3/20
	Third Quarter	25 3/4	24 9/10
	Fourth Quarter	25 19/20	25 1/10
	Full Year	27 1/4	24 3/20
2004	July	25 3/4	25
	August	25 3/4	25
	September	25 13/20	24 9/10
	October	25 6/10	25 1/10
	November	25 3/4	25 3/10
	December	25 19/20	25 3/20

On May 14, 1996, MEPC Finance Inc issued $225 million of 7.5 percent Guaranteed Notes due May 1, 2003, referred to as the “7.5 percent Notes”, payment of principal and interest guaranteed by MEPC pursuant to the Indenture, referred to as the “Note Guarantee”, between MEPC plc, now MEPC Limited, MEPC Finance and the Chase Manhattan Bank, as Trustee. The 7.5 percent Notes were not listed on any exchange and traded in the secondary market through DTC, Euroclear and Clearstream or principal to principal via dealers. Accordingly, the high and low sales prices or the extent of trading in United States is not applicable. These notes were repaid in full during the year ended September 30, 2003.

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

Based on the advice of counsel, income included by US Holders in respect of the QUIPS in 2004 should not be eligible for the reduced rates of taxation on qualified dividend income, and such amounts should be taxable to the US Holders at the rates applicable to other items of ordinary income.

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

The analysis on the following pages presents the cashflow sensitivity of these financial instruments to selected interest rate changes over a twelve-month period. The sensitivity analysis assumes an instantaneous 100 or 200 basis point movement, both up and down, from the interest rates in place at September 30, 2004. We believe these ranges are reasonably possible over a one year period. We have chosen to reflect this analysis using cashflows because cash movements are most representative of the true economics and risks for the particular instrument and because cashflow is independent of US or UK GAAP. The table reflects the principal or notional amounts for investments or financings as of September 30, 2004 and the approximate twelve-month interest cashflow for each type of instrument outstanding at September 30, 2004 based on the interest rates in effect at September 30, 2004. Gains/(losses) are calculated by taking the difference between this approximate cashflow based on September 30, 2003 interest rates and the cashflow calculated based on the assumed interest rate. Summarized information is also presented as of September 30, 2003 using the same methodology. All amounts are in £ millions.

INTEREST RATE SENSITIVITY—US GAAP (£ million)

	Principal or notional amount at September 30, 2004	Approx. (twelve months) interest cashflow in/ (out) for instruments outstanding at September 30, 2004 based on interest rates at September 30, 2004	Change in interest cashflow in/(out) for a twelve month period
			+200bp	+100bp	-100bp	-200bp
Investments:
Sterling denominated:
Cash equivalents	4.2	–	–	–	–	–
US dollar denominated:
Cash equivalents	2.9	0.1	0.1	–	–	(0.1)
Euro denominated:
Cash equivalents	0.5	–	–	–	–	–
Australian dollar denominated:
Cash equivalents	0.2	–	–	–	–	–

Total	7.8	0.1	0.1	–	–	(0.1)

Loan to ultimate parent company	1,371.0	61.0	27.5	13.7	(13.7)	(27.5)

Debt instruments
Sterling denominated:
Fixed rate	280.4	(29.2)	–	–	–	–
Variable rate	195.4	(10.4)	(3.9)	(2.0)	2.0	3.9

Total	475.8	(39.6)	(3.9)	(2.0)	2.0	3.9

Capital interest instruments: (Subsidiary preferred stock)
US dollar denominated:
Fixed rate	113.4	(9.6)	–	–	–	–

Total	113.4	(9.6)	–	–	–	–

Interest rate derivatives:
Interest rate swaps, fixed payable
Sterling denominated	450.0	(6.2)	9.0	4.5	(4.5)	(9.0)
Interest rate swaps, fixed receivable
Sterling denominated	283.5	5.6	(5.6)	(3.8)	3.8	5.6

Total	735.5	(0.6)	3.4	0.7	(0.7)	(3.4)

Total September 30, 2004		11.3	27.1	12.4	(12.4)	(27.1)

Total September 30, 2003		(24.5)	26.0	13.0	(13.0)	(24.5)

Notes:

1)	For individual instruments projected to mature during the twelve-month period, the analysis assumes a rollover based on the particular interest rate assumption.

2)	Where a foreign currency swap completely eliminates all foreign currency exposures of a foreign currency denominated instrument, the instrument is classified based on its economic interest rate exposure for the purposes of this analysis.

Foreign Currency Exchange Rate Risk

Our exposure to currency movements is limited to non-sterling financial instruments, primarily liabilities, and any related income and expense item. We use currency derivative contracts to manage foreign exchange exposures arising from the issue of non-sterling debt.

The analysis that follows presents the sensitivity of the market values of our non-sterling denominated financial instruments to selected foreign currency movements. The sensitivity analysis assumes an instantaneous ten percent change in the foreign currency exchange rates from their levels at September 30, 2004, with all other variables, including interest rates, held constant. The “+10%” column assumes a ten percent strengthening in sterling versus the underlying foreign currency and the “-10%” column assumes a ten percent weakening in sterling versus the underlying currency. We believe these ranges are reasonably possible over a one year period. Gains/(losses) are calculated by taking the change in sterling derived from the current exchange rate to the hypothetical rate.

Summarized information is also presented as of September 30, 2003, using the same methodology. All amounts are in £ millions.

FOREIGN EXCHANGE SENSITIVITY—US GAAP (£ million)

	Sterling market value based on September 30, 2004 foreign exchange rates	Market value changes favourable (unfavourable)
		+10%	-10%
Cash and investments:
■ US Dollar denominated	2.9	(0.3)	0.3
■ Euro denominated	0.5	–	–
■ Australian dollar denominated	0.2	–	–

	3.6	(0.3)	0.3

Capital interest instruments:
■ US Dollar denominated	104.3	9.5	(11.6)

Foreign currency derivatives:
Forward contracts	102.2	(9.3)	11.4

Total September 30, 2004		(0.1)	0.1

Total September 30, 2003		(0.3)	0.3

Note:  Our only currency derivatives are related to our dollar denominated minority interest instrument. These outstanding foreign currency swap instruments are as follows (in millions):

Minority Interest Instruments	Foreign Currency Derivatives

US dollar denominated	Currency swaps for £44.6 million, £39.9 million and £27.5 million maturing in September 2005

PART II

ITEM 13:	Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15:	Controls and Procedures

The Company’s Chief Executive and its Head of Corporate Accounting, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

There were no significant changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16:

ITEM 16A:	Audit Committee Financial Expert

Our audit committee financial expert is Anthony Watson, an independent non-executive director.

ITEM 16B:	Code of Ethics

We have adopted a code of ethics that imposes obligations on our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. This document is available by written request to our principal executive office at 4th Floor, Lloyds Chambers, 1 Portsoken Street, London E1 8LW.

ITEM 16C:	Principal Accountants Fees and Services

The aggregate fees charged for the years ended September 30, 2004 and 2003 by RSM Robson Rhodes LLP and KPMG Audit Plc were:

	2004	2003
	£’000’s	£’000’s
Audit fees	155	150
Audit-related fees	70	75
Tax fees	285	280
All other fees	23	22

Total	533	527

a)	Audit fees are in relation to the charge incurred in relation to our UK statutory audit. Of the fees charged £100k in 2004 relates to RSM Robson Rhodes LLP, who are our current principal auditors, and the balance relates to our previous auditors, KPMG Audit Plc.

b)	Audit- related fees are in relation to the work performed by our principal auditors in reviewing our UK interim accounts and in performing the audit of our US GAAP accounts, which form part of our Form 20-F.

c)	Tax fees are mainly in relation to the fees incurred in Germany where, following the disposal of our properties, all tax returns must be submitted and agreed prior to the winding up of our legal companies.

d)	Other fees are mainly charges incurred regarding certain obligations under the terms of our bonds, requiring us to provide audit certificates stating that the company has fulfilled certain financial criteria.

e)	The Audit Committee is responsible for the oversight of our independent auditors. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by RSM Robson Rhodes LLP. These services may include audit services, audit related services, tax services and other services, as described above. Under the policy proposed services (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services or (ii) require the specific pre-approval of the Audit Committee. Currently, audit services and certain non-audit services relating to tax, reviews of annual reports and reports relating to financial assistance are pre-approved generally up to a value of £25,000, per instruction. All other non-audit services and audit services over £25,000 per instruction require the specific pre-approval of the Audit Committee. At least once per year, our independent auditor provides a report reviewing the status and costs of its audit and non-audit services.

PART III

ITEM 17:	Financial Statements

The following financial statements and schedules, together with the reports of the Independent Registered Accounting Firms, are filed as part of this Annual Report:

Reports of Independent Registered Public Accounting Firms.

Group Profit and Loss Account for the three years ended September 30, 2004

Group Balance Sheets as at September 30, 2004 and 2003

Other Primary Statements for the three years ended September 30, 2004

Group Cash Flow Statements for the three years ended September 30, 2004

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

MEPC Limited (Registrant)

By	/s/ RICHARD A HARROLD	By	/s/ ROGER E QUINCE
	Name: Richard A Harrold		Name: Roger E Quince
	Title: Chief Executive		Title: Director

Dated: March 30, 2005

MEPC LIMITED AND SUBSIDIARIES

GROUP FINANCIAL STATEMENTS

INDEX

Audited Group financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of MEPC Limited:

We have audited the consolidated financial statements of MEPC Limited and subsidiaries (“Group”) for the year ended September 30, 2004 as listed in the accompanying index. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States an in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of MEPC Limited and subsidiaries as of September 30, 2004, and the results of their operations and their cash flows for the year ended September 30, 2004 in conformity with generally accepted accounting principles in the United Kingdom. Also in our opinion, the related financial statement schedules taken as a whole present fairly, in all material respects the information set forth therein.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 of the Group financial statements.

RSM Robson Rhodes LLP

Chartered Accountants and

Registered Auditors

London, England

December 10, 2004, except for note 27 which is as of March 30, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of MEPC Limited:

We have audited the consolidated financial statements of MEPC Limited and subsidiaries (“Group”) for the two years ended September 30, 2003 as listed in the accompanying index. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of MEPC Limited and subsidiaries as of September 30, 2003, and the results of their operations and their cash flows for each of the years in the two year period ended September 30, 2003 in conformity with generally accepted accounting principles in the United Kingdom. Also in our opinion, the related financial statement schedules taken as a whole present fairly, in all material respects the information set forth therein.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 of the Group financial statements.

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London, England

December 5, 2003, except for notes 4, and 27 which are as of March 26, 2004.

GROUP PROFIT AND LOSS ACCOUNT

FOR THE YEARS ENDED SEPTEMBER 30,

	Note	2004	2003	2002
		£m	£m	£m
Gross rental income and other charges		74.9	88.2	126.0
Relative to joint ventures and associates		(3.0)	(4.8)	(38.5)

	2	71.9	83.4	87.5

Net income from properties	3	48.7	56.1	60.8
Administrative expenses	4	(3.9)	(8.2)	(6.8)

Operating profit		44.8	47.9	54.0
Share of operating profit in joint ventures		2.0	3.9	25.8
Other income		0.6	1.3	1.4
Net gains/(losses) on fixed asset disposals	5	2.4	(2.2)	5.8

Profit on ordinary activities before finance and taxation		49.8	50.9	87.0
Cost of finance (net)	6	(4.9)	(25.8)	(36.2)

Profit on ordinary activities before taxation		44.9	25.1	50.8
Taxation	7	(24.1)	0.9	17.7

Profit on ordinary activities after taxation		20.8	26.0	68.5
Minority interests	17

Equity		(0.4)	(0.4)	(0.5)
Non-equity		(9.6)	(11.0)	(11.8)

		(10.0)	(11.4)	(12.3)

Profit for the financial year		10.8	14.6	56.2
Equity dividends paid		(3.6)	(320.0)	–

Retained profit/(loss) for the financial year		7.2	(305.4)	56.2

The results in the above profit and loss account all relate entirely to continued operations.

See accompanying notes to the Group financial statements.

GROUP BALANCE SHEETS

AS AT SEPTEMBER 30,

	Note	2004	2003
		£m	£m
Fixed assets
Tangible assets
Investment and development properties	8	901.2	1,073.0
Other fixed assets	9	0.3	0.6

		901.5	1,073.6
Investments in joint ventures	10

Share of gross assets		40.2	42.4
Share of gross liabilities		(35.9)	(35.6)

		4.3	6.8
Other fixed asset investments	11	23.1	23.2

		928.9	1,103.6

Current assets
Loans to ultimate parent company—Leconport Estates	12	1,371.0	1,326.4
Deferred taxation	7	37.5	68.3
Other debtors due within one year	13	33.5	50.4

Total debtors		1,442.0	1,445.1
Cash and short term deposits	14	7.8	5.3

		1,449.8	1,450.4
Creditors falling due within one year
Loan capital and bank overdrafts	16	(48.7)	(299.8)
Other	15	(54.3)	(84.5)

Net current assets		1,346.8	1,066.1

Total assets less current liabilities		2,275.7	2,169.7
Creditors falling due after more than one year
Loan capital	16	(427.1)	(371.6)
Other	15	(1.1)	–
Minority interests	17

Equity		(12.2)	(10.4)
Non-equity		(113.4)	(115.0)

		(125.6)	(125.4)

		1,721.9	1,672.7

Capital and reserves
Equity shareholder’s funds
Ordinary share capital	18	105.8	105.8
Share premium account	19	78.1	78.1
Revaluation reserve	19	236.2	246.2
Capital redemption reserve	19	405.2	405.2
Profit and loss account	19	896.6	837.4

Total equity shareholder’s funds		1,721.9	1,672.7

Shareholder’s funds relate exclusively to equity shareholders’ interests.

See accompanying notes to the Group financial statements.

OTHER PRIMARY STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30,

	2004	2003	2002
	£m	£m	£m
Statement of total recognised gains and losses
Profit for the financial year	7.2	14.6	56.2
Net (deficit)/surplus on revaluation after adjustment for minorities:
Properties	39.5	(35.0)	3.5
Joint ventures	2.5	(1.9)	7.7
Currency translation movements	–	–	(0.2)

	49.2	(22.3)	67.2

Note of historical cost profits and losses
Profit on ordinary activities before taxation	44.9	25.1	50.8
Realisation of property revaluation surplus and deficits in prior years	52.0	10.5	56.5
Amortisation charge (difference between historical cost and revalued amount)	0.3	0.3	0.3

Historical cost profit on ordinary activities before taxation	97.2	35.9	107.6

Historical cost (loss)/profit retained after tax, minorities and dividends	59.6	(294.6)	113.0

Reconciliation of movements in shareholder’s funds
Opening shareholder’s funds as previously stated	1,672.7	2,015.0	1,894.4
FRS 19 prior year adjustment (note 1)	–	–	53.4

Restated opening shareholders’ funds	2,015.0	2,015.0	1,947.8

Property revaluation adjustments	42.0	(36.9)	11.2
Currency translation movements	–	–	(0.2)
Profit attributable to ordinary shareholders	10.8	14.6	56.2
Dividends to ordinary shareholders	(3.6)	(320.0)	–

Movements in shareholder’s funds	49.2	(342.3)	67.2

Closing shareholder’s funds	1,721.9	1,672.7	2,015.0

See accompanying notes to the Group financial statements.

GROUP CASH FLOW STATEMENT

FOR THE YEAR ENDED SEPTEMBER 30,

	Note	2004	2003	2002
		£m	£m	£m
Net cash inflow from operating activities before supplementary bonus		53.6	65.3	59.5
Supplementary bonus paid in year		–	(70.0)	–

Net cash inflow/(outflow) from operating activities	20	53.6	(4.7)	59.5
Dividends from joint ventures and associates		–	0.2	0.2
Returns on investments and servicing of finance

Interest and dividends received		50.6	48.8	55.5
Interest paid		(65.6)	(74.6)	(80.3)
Parent preference and minority dividends		(10.6)	(10.3)	(11.7)

Net cash outflow from returns on investments and servicing of finance		(25.6)	(36.1)	(36.5)
Taxation
United Kingdom corporation tax		–	–	3.0
Overseas taxes		(0.2)	0.5	(1.6)
Taxation (paid)/received		(0.2)	0.5	1.4
Capital expenditure and financial investments

Payments for acquisition and development of property		(27.6)	(47.4)	(110.5)
Payment for acquisition of other fixed assets and investments		–	–	(5.7)
Receipts from disposal of properties		242.7	151.3	306.6
Receipts from disposal of other fixed assets and investments		0.1	20.2	6.4
Loans to ultimate parent company	12	(44.6)	174.1	(318.8)

Net cash inflow/(outflow) on capital expenditure and financial investments		170.6	298.2	(122.0)
Acquisitions and disposals
Receipts from disposals and loan repayments from joint venture investments		4.5	13.8	119.5
Equity dividends paid		(3.6)	(320.0)	–

Net cash inflow/(outflow) before liquid resources and financing		199.3	(48.1)	22.1
Management of liquid resources
Investment in term deposits		–	70.3	127.8
Financing

Loan capital		(196.1)	(15.7)	(139.7)
Redemption of QUIPS preference shares	17	(0.7)	(6.2)	(7.3)

Cash outflow from financing		(196.8)	(21.9)	(147.0)

Increase in cash		2.5	0.3	2.9

Reconciliation of increase/(decrease) in cash to movement in net debt

		2004	2003	2002
		£m	£m	£m
Increase in cash		2.5	0.3	2.9
Decrease in loan capital		196.1	15.7	139.7
(Decrease) in liquid resources		–	(70.3)	(127.8)

Change in net debt from cash flows		198.6	(54.3)	14.8
Other non-cash items		(0.5)	(0.8)	(1.0)

Movement in net debt for the year		198.1	(55.1)	13.8
Opening net debt		(666.1)	(611.0)	(624.8)

Closing net debt		(468.0)	(666.1)	(611.0)

See accompanying notes to the Group financial statements.

NOTES TO THE ACCOUNTS

1	Accounting policies

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

FRS 19 (Deferred Tax) was adopted during 2002 as described under ‘Taxation’ below. The impact of applying FRS 19 as described has been to increase profits attributable to ordinary shareholders by £1.8m in 2003 and £13.1m in 2002: and to increase reserves by £68.3m and £66.5m in 2003 and 2002 respectively.

In accordance with section 230 of the Companies Act 1985 a separate profit and loss account of MEPC Limited is not presented.

“£m” represents million pounds sterling and “US$m” represents million U.S. dollars.

Companies Act 1985

The financial statements do not constitute the Company’s statutory accounts for the years ended September 30, 2004, 2003 and 2002 but are derived from those accounts. Statutory accounts for 2004, 2003 and 2002 have been delivered to the Registrar of Companies. The Auditors have reported on those accounts; their reports were unqualified and did not contain statements under sections 277 (2) or (3) of the Companies Act 1985. The financial statements differ from the statutory accounts only in that the parent company financial information is not presented and certain US GAAP information has been included. Generally accepted accounting principles in the United Kingdom vary in certain respects from generally accepted accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 of the Group’s financial statements.

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

NOTES TO THE ACCOUNTS

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

			£1 equivalent at September 30
		2004	2003	2002
American dollar	US$	1.81	1.66	1.57
Euro		€1.46	1.43	1.59

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

NOTES TO THE ACCOUNTS

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

2	Gross rental income and other charges

	2004	2003	2002
	£m	£m	£m
Gross rental income (from contractual leases)	62.6	64.8	77.0
Other property income	2.5	10.0	2.5
Recoveries from tenants	6.8	8.6	8.0

Gross rental income and other charges (all from United Kingdom)	71.9	83.4	87.5

Share of joint ventures and associates
United Kingdom	3.0	4.8	38.5
Australia	–	–	–

	3.0	4.8	38.5

3	Net income from properties

	2004	2003	2002
	£m	£m	£m
Gross rental income and other charges	71.9	83.4	87.5
Ground rents	(0.7)	(0.5)	(0.3)
Amortisation of leasehold properties	(0.6)	(0.5)	(0.4)
Other property outgoings	(21.9)	(26.3)	(26.0)

Net income from properties	48.7	56.1	60.8

Supplementary segmental information is provided in note 27.

4	Administrative expenses

Administrative expenses are stated after charging:

	2004	2003	2002
	£m	£m	£m
Depreciation of office furniture, equipment and computers	0.3	2.5	1.2
Auditors remuneration
—Audit	0.2	0.2	0.3
—Other services (principally taxation advice given by former auditors)	0.3	0.3	0.3

Note: Administrative expenses exclude costs attributable to the management of the Group’s properties which are included in property outgoings in note 3.

NOTES TO THE ACCOUNTS

Employee information

Employee numbers

At September 30, 2004 the total number of persons employed by the Group was 32 (2003 42; 2002 63) which Included 4 (2003 4; 2002 3) part-time employees. The average number of persons employed by the Group during the year, including part-time employees, was 32 (2003 52; 2002 79) as analysed below:

	2004	2003	2002
	No	No	No
On-site management	19	20	28
Property management	2	5	14
Administration	11	27	37

Total	32	52	79

Part time	4	4	4
Full-time	28	48	75

Staff costs

The aggregate remuneration and associated costs of the Group, including directors’ emoluments, were as follows:

	2004	2003	2002
	£m	£m	£m
Wages and salaries	2.3	5.8	6.4
Social security costs	0.2	0.5	0.7
Pension contributions	0.8	1.5	0.7

	3.3	7.8	7.8

Directors’ remuneration

Total directors’ remuneration for the years ended September 30, 2004, 2003 and 2002 is analysed as follows:

	2004	2003	2002
	£m	£m	£m
Directors’ emoluments	0.5	1.4	1.2
Amounts paid under Supplementary bonus plan	–	44.1	–
Company contributions to pension schemes	–	0.2	0.3

	0.5	45.7	1.5

The total includes £0.2m (2003 £12.9m; 2002 £0.4m) in respect of the highest paid director which includes no company pension contributions (2003 £0.1m; 2002 £0.1m) made to defined contribution pension schemes on his behalf. Retirement benefits are accruing to 1 director (2003 nil; 2002 3) under defined contribution schemes and 1 director (2003 nil; 2002 2) under defined benefit schemes.

Supplementary bonus plan

A participation and supplementary bonus plan was established at the time of acquisition of the Company’s shares by Leconport Estates in 2000. Of the total potentially payable under the plan, £2.8m (including employers

NOTES TO THE ACCOUNTS

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

Pensions

The MEPC Group operates a number of schemes. The two principal schemes are, the MEPC Limited Pension & Assurance Scheme (the MEPC Scheme), which is of the defined benefit type, and the MEPC (Defined Contribution) Pension Scheme, which is of the defined contribution type. With effect from 1 August 1998, all new employees who have joined the Group have (subject to eligibility) been offered membership of the MEPC (Defined Contribution) Pension Scheme. The assets of all the schemes are held in separate Trustee administered funds. The total pension cost for the Group was £0.8m (2003: £1.5m). The pension cost is assessed in accordance with the advice of qualified actuaries in accordance with SSAP24.

An actuarial valuation of the MEPC Scheme was carried out as at 31 December 31, 2003. The Attained Age method was used and the principal assumptions adopted were investment returns of 6.8% per annum, earnings increases of 4.3% per annum and Retail Prices Index increases of 2.8% per annum. As at December 31, 2003, the market value of the MEPC Scheme’s assets was £62.8m and this was sufficient to cover 85% of the benefits that had accrued to the members, after allowing for expected future increases in earnings. The next actuarial valuation of the Scheme is due to be carried out as at December 31, 2006. It is estimated that at 30 September 2004 the scheme was more than 100% funded on the Minimum Funding Requirement basis.

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

Under the transitional arrangements of FRS17 the Company is required to disclose the following information about the scheme and the figures that would have been shown under FRS17 in the current profit and loss account and balance sheet:

Assumptions and net liability	2004	2003	2002
		Projected Unit	Projected Unit
Valuation method
Rate of inflation	2.9%	2.7%	2.4%
Rate of earnings increases	4.4%	4.3%	4.4%
Rate of increase in pensions in payment or deferred	2.9%	2.7%	2.4%
Discount rate applied to liabilities	5.5%	5.3%	5.4%
Rate of return on equities	6.8%	6.7%	6.5%
Rate of return on UK Government bonds	4.8%	4.7%	4.5%
Rate of return on bonds and other investments	5.6%	5.0%	4.9%

NOTES TO THE ACCOUNTS

	2004	2003	2002
	£m	£m	£m
Market value of assets at September 30
—Equities	37.0	44.7	39.4
—Bonds and other fixed interest investments	26.1	14.8	13.8

Total market value of assets	63.1	59.5	53.2
Discounted value of scheme liabilities at September 30	(77.4)	(76.6)	(73.1)

Liability in the scheme	(14.3)	(17.1)	(19.9)
Related deferred tax asset	4.3	5.1	6.0

Net pension liability at September 30	(10.0)	(12.0)	(13.9)

Movement in deficit during the year
Deficit in the scheme at 1 October 2002	(17.1)	(19.9)	–

Current service costs	(0.3)	(0.5)	(0.5)
Past service costs	–	–	–

Service costs	(0.3)	(0.5)	(0.5)

Contributions in year	0.8	0.3	0.4

Expected return on scheme assets	3.6	3.1	4.0
Interest on pension scheme liabilities	(3.9)	(3.9)	(3.8)

Finance costs	(0.3)	(0.8)	0.2

Actual return less expected return on scheme assets	3.5	4.8	(12.0)
Experience gains and losses on scheme liabilities	(0.7)	1.7	0.6
Change in assumptions regarding the present value of scheme liabilities	(0.2)	(2.7)	(8.6)

Actuarial gain/(loss)	2.6	3.8	(20.0)

Deficit in the scheme at September 30, 2003	(14.3)	(17.1)	(19.9)

Actual return less expected return on scheme assets as a percentage of the market value of Scheme assets	6%	8%	(23%)
Experience gains and losses arising on scheme liabilities as a percentage of the discounted value of scheme liabilities	(1)%	2%	1%
Actuarial loss as a percentage of the discounted value of scheme liabilities	5%	5%	(27%)

Under the provisions of FRS17, service costs and finance costs would be included in operating profits and finance costs respectively in the profit and loss account in both cases net of related deferred tax. The actuarial loss would be included the statement of total recognized gains and losses for the year. Inclusion of the net pension liability measured under FRS 17 as above would reduce shareholders funds at September 30, 2004 from £1,721.9m to £1,711.9m and reduce the profit and loss reserve at September 30, 2004 from £896.6m to £895.1m.

5	Net (loss)/gains on fixed asset disposals

The net gains/(losses) on disposal of fixed assets are calculated by reference to book value at the date of disposal. Net gains arose as follows:

	2004	2003	2002
	£m	£m	£m
Disposal of properties and subsidiaries	2.6	(3.0)	6.4
Disposal of other fixed assets	(0.2)	(0.2)	(0.5)
Share of joint ventures’ net gains/(losses) on fixed asset disposals	–	1.0	(0.1)

Total	2.4	(2.2)	5.8

NOTES TO THE ACCOUNTS

6	Cost of finance (net)

	2004	2003	2002
	£m	£m	£m
On loans not wholly repayable within 5 years	14.6	15.0	18.0
On loans repayable wholly within 5 years	36.2	50.4	56.1
Costs of repurchasing bonds	4.4	4.9	2.2

	55.2	70.3	76.3
Transfer to cost of properties	(0.3)	(0.9)	(6.3)

	54.9	69.4	70.0
Interest income on loans to ultimate parent company Leconport Estates	(50.5)	(44.3)	(50.4)
External interest income	(2.5)	(2.8)	(5.4)

	1.9	22.3	14.2
Share of joint ventures’ finance costs	3.0	3.5	22.0

Cost of finance (net)	4.9	25.8	36.2

7	Taxation / Deferred taxation

	2004	2003	2002
	£m	£m	£m
Taxation (charge)/credit in profit and loss account
United Kingdom taxation at 30.0% (2003 30.0%; 2002 30.0%)	(1.6)	–	(0.4)
Overseas taxation	7.8	0.1	5.3
Share of joint ventures’ taxation	0.5	(1.0)	(0.3)

Total current taxation	6.7	(0.9)	4.6

United Kingdom deferred taxation on timing differences in respect of:
Potential clawback of capital allowances	(3.0)	(3.4)	3.7
Losses and other timing differences	(27.8)	5.2	9.4

Total deferred taxation (see below)	(30.8)	1.8	13.1

	(24.1)	0.9	17.7

Factors affecting taxation credit/(charge) for the year
Profit on ordinary activities before taxation multiplied by tax at the UK standard rate of 30%	(13.4)	(7.6)	(15.4)
Effects of:
Capital allowances	4.5	3.8	3.8
Losses utilised and other timing differences	2.2	(12.2)	6.1
Permanent differences	(8.0)	1.8	(5.0)
Group relief from parent	15.2	13.3	15.1
Prior year release	6.2	–	–

Total current taxation	6.7	(0.9)	4.6

NOTES TO THE ACCOUNTS

	2004	2003
	£m	£m
Deferred taxation in the Group balance sheet
Balance at October 1	68.3	66.5
Transfer to profit and loss account (see above)	(30.8)	1.8

Balance at September 30	37.5	68.3

Comprising:
Potential clawback of capital allowances	(24.4)	(21.4)
Losses and other timing differences	61.9	89.7

	37.5	68.3

The Group’s net deferred tax asset at 30 September 2004 is expected to be recovered by set-off against tax liabilities arising on future trading profits and realized capital gains.

Unprovided taxation in respect of capital gains, which might become payable if the investment and development properties were sold at the net amount at which they are stated in the financial statements is estimated at a maximum of £53m (2003 £87m).

8	Investment and development properties

	Freehold	Long leasehold	Short leasehold	Total
	£m	£m	£m	£m
October 1, 2003	975.7	91.6	5.7	1,073.0
Additions	16.3	0.4	–	16.7
Disposals	(133.3)	(95.6)	–	(228.9)

	858.7	(3.6)	5.7	860.8
Net surplus/(deficit) on revaluation	(37.4)	3.6	(0.6)	40.4

September 30, 2004	896.1	–	5.1	901.2

Investment and development properties were valued at September 30, 2004, on the basis of “market value” as defined in the RICS Appraisal and Valuation Manual issued by the Royal Institution of Chartered Surveyors, by Messrs. Knight Frank as external valuers. The external valuation was £910.3m. The book value of investment and development properties totaling £901.2m is stated after reclassifying £9.1m (2003: £25.9m) of lease incentive costs under debtors in accordance with UITF 28.

There were no long leasehold properties (where the lease has more than 150 years to expiry) classified as freehold properties in either year presented. The historical cost of properties at 30 September 2004 was £684.3m (£835.9m) including interest capitalized of £15.8m (2003:£17.6m). Development properties at 30 September 2004 amount to £11.5m (£2.4m).The total interest included in development properties at 30 September 2004 was £0.3m (£0.1m). Security for secured borrowings is provided by charges on certain Group properties.

9	Other fixed assets

Other fixed assets comprise office furniture, equipment and computer hardware and software held at a cost of: £14.5m (£14.5m), and a depreciated net book value of: £0.3m (£0.6m).

NOTES TO THE ACCOUNTS

10	Investments in joint ventures

Total
£m
October 1, 2003	6.8
Disposals & loan repayments	(4.5)
Share of profits and losses	(0.5)
Share of deficit on revaluation	2.5

September 30, 2004	4.3

At September 30, 2004 the Group’s investment in joint ventures comprised:

Name	Participation in ordinary shares	Share of borrowings
City Link (Cardiff) Limited	50%	£32.4m
Metropolitan & Capital Properties Limited	50%	–
Prestbury Capital Ventures Limited	50%	–

All the joint ventures are engaged in property investment, development and related services. All the external borrowings of the joint ventures have been undertaken without recourse to the Group. In aggregate, £36.2m of the Group’s share of properties held by joint ventures have not been valued at 30 September 2004. These properties were last valued at 31 December 2003 and 31 March 2004. In the opinion of the directors the open market value of these properties is not less than their carrying value. The Group’s investments in joint ventures comprise £36.3m in fixed assets, £3.9m in current assets, £3.5m in liabilities due within one year and £32.4m in liabilities due after one year.

At September 30, 2004 there were no trading balances between the Group and any joint venture.

11	Other fixed asset investments

	Listed securities	Unlisted investments	Total
	£m	£m	£m
October 1, 2003	1.0	22.2	23.2
Additions	–	–	–
Disposals and provisions	–	(0.1)	(0.1)

September 30, 2004	1.0	22.1	23.1

The directors are of the opinion that the carrying value of other fixed asset investments reflects their fair value. The market value of listed securities at 30 September 2004 was £0.7m.

12	Loans to ultimate parent company—Leconport Estates

The balance represents the utilisation of £780m of a £1 billion 5 year facility established on 28 November 2000, full utilisation of a £250m 5 year facility established on 30 April 2001, utilisation of £246m of a £300m 5 year facility established on 30 October 2001 and utilisation of £95m of a £20m facility established on 28 November 2003. All amounts lent under these facilities carry interest payable quarterly in arrears and are repayable on 14 days

NOTES TO THE ACCOUNTS

notice to Leconport Estates. These loan facilities are deemed to be financial assistance under s.151 of the Companies Act and have therefore been subject to the required declarations. The loans bear interest at 0.5% below libor and the interest is received quarterly in arrears.

13	Other debtors falling due within one year

	2004	2003
	£m	£m
Rents and sundry receivables	9.3	9.3
Funds held by trustees	–	0.6
Outstanding property disposal proceeds	–	–
Other debtors	24.2	40.5

	33.5	50.4

14 Cash and short term deposits

	2004	2003
	£m	£m
Short term deposits	2.9	1.1
Bank and cash balances	4.9	4.2

	7.8	5.3

Sterling	4.2	3.2
Other currencies	3.6	2.1

	7.8	5.3

15 Other creditors

	2004	2003
	£m	£m
Amounts falling due within one year
Taxation	12.5	18.9
Accruals and deferred income	41.8	65.6

	54.3	84.5

Amounts falling due after more than one year
Accruals and deferred income	1.1	–

	1.1	–

16	Loan capital and net debt

£m
Movements in loan capital and borrowings
October 1, 2003	671.4
Loans drawn down	153.6
Repayments	(349.2)

September 30, 2004	475.8

NOTES TO THE ACCOUNTS

	Secured	Unsecured	Total 2004	Total 2003
	£m	£m	£m	£m
Analysis of loan capital and borrowings
Sterling
Debenture stock	53.8	–	53.8	59.4
Eurobonds		128.1	128.1	395.8
Unsecured loan stock		98.5	98.5	130.3
Bank loans		42.4	42.4	85.3
Loan from ultimate parent entity		153.0	153.0	–
Bank overdrafts		–	–	0.6

	53.8	422.0	475.8	671.4

Other currencies (swapped into sterling)
US$225m bond	–	–	–	102.4

Total loan capital			475.8	671.4
Cash and short term deposits (note 14)			(7.8)	(5.3)

Net debt			468.0	666.1

Balance sheet classification
Falling due within one year			48.7	299.8
Falling due after one year			427.1	371.6

			475.8	671.4

Repayment analysis
Less than one year or on demand			48.7	299.8
In more than one year but less than two years			53.9	36.3
In more than two years but less than five years			227.2	151.8
In more than five years			146.0	183.5

			475.8	671.4

	2004	2003
	£m	£m
Security analysis
Secured	53.8	59.4
Unsecured	422.0	612.0

	475.8	671.4

Interest rate profile (Note)
Up to 6%	50.0	100.0
6% to 10%	399.9	547.3
10% to 12.5%	(3.0)	(8.8)
At variable rates of interest	28.9	32.9

	475.8	671.4

Note: The above analyses reflect the effect of interest rate derivatives in place at September 30, 2004. At September 30, 2004, the weighted average time for which fixed rate borrowings were fixed was 1 year (2003: 1 years). In accordance with FRS 4 “Capital Instruments”, debt issue costs have been deducted from the principal amount of debt in arriving at the balance sheet liabilities. At September 2004 the total amount of the adjustment was £3.3m (2003:£3.8m).

NOTES TO THE ACCOUNTS

Cost of borrowings

The weighted average rate of interest on Group borrowings at September 30, 2003 was as follows:

	2004	2003
On fixed rate borrowings	9.0%	8.8%
On all borrowings	9.0%	8.9%

Variable rate borrowings bear interest at rates fixed in advance for periods ranging from one day to six months by reference to LIBOR.

Available facilities

At September 30, 2004 the Group had undrawn committed facilities totalling £212m (2003: £115m) of which £15m (2003: £100) expire within one year.

Interest rate contracts

At 30 September 2004 the Group had net fixed interest rate payable swaps on a notional amount of £450m at a weighted average interest rate of 6.4% and for a weighted average period of 1 year. The Group also had net fixed interest receivable swaps on a notional amount of £284m to translate the sterling debt from fixed interest rates to floating interest rates. The weighted average interest rate on the fixed receivable swaps was 10.4% with a weighted average maturity of 13 years.

Fair value of financial assets and liabilities

	2004			2003
	Book value	Fair value	Fair value adjustment	Book value	Fair value	Fair value adjustment
Net debt
Loan capital and borrowings	475.8	541.4	65.6	671.4	756.1	84.7
Interest rate swaps	–	(28.8)	(28.8)	–	(38.3)	(38.3)
Current asset investments and cash	(7.8)	(7.8)	–	(5.3)	(5.3)	–

Total net debt	468.0	504.8	36.8	666.1	712.5	46.4

Fair value adjustment after tax			25.7			32.4

Non-equity minority interests
QUIPS including currency swaps	113.4	112.5	(0.9)	113.7	103.2	(10.5)

Fair value adjustment after tax			(0.6)			(7.4)

Total fair value adjustment after tax			25.1			25.0

These disclosures exclude short term debtors and creditors. Fair value has been calculated independently and is based on market values of the respective investments at 30 September 2004. The directors consider that the fair value of other fixed asset investments (note 11) and the loans to ultimate parent company (note 12) is equal to their book value.

17	Minority interests

Equity

Equity minority interest at September 30, 2004 represent the share capital and proportionate share of reserves of subsidiaries not 100% owned by the MEPC Group.

NOTES TO THE ACCOUNTS

Non-equity

Non-equity minority interests at September 30, 2004 represent the outstanding capital, net of unamortised costs, of the QUIPS preference shares issued in September 1995 through MEPC International Capital, L.P, a special purpose limited partnership which is non-credit supported. The QUIPS have been structured to provide a guarantee by MEPC plc such that the holders are effectively in the same position as holders of preference shares with respect to payment of dividends and amount payable upon liquidation, dissolution and winding-up. The capital outstanding and the dividends payable are, therefore, classified as non-equity minority interests on both balance sheet and the profit and loss account. Details of the fair value of the QUIPS and currency derivatives hedging the issue are disclosed in note 16.

18	Called up share capital

	Authorised		Allotted, issued and fully paid
	2004	2003	2004	2003
	£m	£m	£m	£m
Equity:
Ordinary shares of 30 5/19p each	140.0	140.0	105.8	105.8
Non-equity:
4.75% non-cumulative redeemable preference shares of 96p each (B shares)	5.8	5.8	–	–

	145.8	145.8	105.8	105.8

At September 30, 2004 and 2002 there were 349,794,991 ordinary shares in issue.

19	Reserves

	Share premium	Revaluation reserve	Capital redemption reserve	Profit and loss	Total
	£m	£m	£m	£m	£m
October 1, 2003	78.1	246.2	405.2	837.4	1,566.9
Net surplus on revaluation, adjusted by minority interests:
Properties	–	39.5	–	–	39.5
Joint venture	–	2.5	–	–	2.5
Retained profit	–	–	–	7.2	7.2
Transfers	–	(52.0)	–	52.0	–

September 30, 2004	78.1	236.2	405.2	896.6	1,616.1

20	Notes to the group cash flow statement

	2004	2003	2002
	£m	£m	£m
Reconciliation of operating profit to net cash inflow/(outflow) from operating activities
Operating profit	45.4	47.9	54.0
Other non-cash movements	0.3	6.9	(2.1)
Sundry income	–	2.2	0.7
Other movements arising from operations:
Debtors	8.8	7.3	12.6
Creditors	(0.9)	(69.0)	(5.7)

Net cash inflow/(outflow) from operating activities	53.6	(4.7)	59.5

NOTES TO THE ACCOUNTS

21	Commitments

Capital commitments, for which provision has not been made in these financial statements, amount to:

	2004	2003
	£m	£m
Contracted	11.9	4.1

Of the total capital commitments £11.9m (£4.1m) relates to development projects and £nil (£nilm) to investment properties. All commitments relate to continuing operations.

In the opinion of the directors, the disclosure requirements of SSAP 21 to show leasing commitments in respect of ground rents are not relevant to a property investment company.

22	Contingent liabilities

MEPC Limited has given guarantees totalling £119m (2003 £130m) in respect of loan capital of other group companies and the guarantee on the QUIPS (see note 17). MEPC Limited has given normal warranties in relation to the disposal of its Australian and American operations in 1998. The directors believe that such warranties will not have any material effect on the Group’s overall financial position.

23	Post balance sheet events

•	On November 8, 2004 we disposed of our 50% interest in City Link ( Cardiff) Limited for £1.6 million which was the carrying value of the investment.

•	On November 30, 2004 we disposed of our remaining property at Axis Park, Langley. The sale proceeds of £9 million approximated book value.

24	Principal subsidiary undertakings as at September 30, 2004

Country of incorporation

Name of Company

England, Scotland and Wales

Birchwood Park Estates Limited

Caledonian Land Properties Limited

English Property Corporation Limited

Iceni Estates Limited

MEPC Developments Limited

*MEPC Holdings Limited

MEPC Investments Limited

MEPC Leavesden Limited

MEPC Projects Limited

*MEPC UK Holdings

*MEPC UK Limited

England, Scotland and Wales (continued)

MEPC Milton Park Limited

The Metropolitan Railway Surplus Lands Company Limited

PSIT Limited

Threadneedle Property Company Limited

United States

*MEPC International Capital, L.P.

*	Ordinary capital directly held in whole or part by MEPC Limited.

All of the above subsidiary undertakings are wholly owned. Caledonian Land Estates Limited was incorporated in Scotland and all the others were incorporated in England and Wales. The principal activities of the Group companies are property investment, development and trading, together with the management of the Group’s properties.

NOTES TO THE ACCOUNTS

25	Ultimate Parent and intermediate holding entity

The ultimate parent entity and largest group in which the results of the company are consolidated is that headed by BT Pension Scheme. The consolidated accounts of this group are available from Lloyd’s Chambers, Portsoken Street, London, E1 8HZ.

The immediate parent is Leconport Estates. The intermediate holding entity and smallest group in which the results of the company are consolidated is that headed by Caduceus Estates Limited. The accounts of Leconport Estates Limited and the consolidated accounts of Caduceus Estates Limited are available from 4th Floor, Lloyds Chambers, Portsoken Street, London, E1 8LW.

26	Supplementary segmental information

During the year MEPC disposed of its outlet centres so all numbers with the exception of gross rental income and other charges relate to business space.

Gross rental income and other charges by category and location in year to September 30, 2004

	Total
	£m	%
South East England	41.7	58
Rest of United Kingdom	30.2	42

Total*	71.9	100

Property values by category and location at September 30, 2004

	Total
	£m	%
South East England	252.1	28
Rest of United Kingdom	658.2	72

Total*	910.3	100

Note: The total value of properties above has been included in the balance sheet at 30 September 2004 as £901.20m under investment and development properties and £9.1m under debtors.

27	Significant differences between United Kingdom and United States generally accepted accounting principles

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

The application of US GAAP with respect to the valuation and depreciation of MEPC’s properties results in decreases of £296.5 million and £295.5 million in shareholders’ equity at September 30, 2004 and 2003, respectively, and decreases in net income of £15.9 million, £19.6 million, and £19.3 million for the years ended 2004, 2003 and 2002, respectively. Total gains on sale, calculated in accordance with US GAAP, exceeded those calculated under UK GAAP by £58.3 million for 2004, £15.8 million for 2003, and £74.4 million for 2002.

The loss on sale of joint ventures under UK GAAP differs from the loss recorded under US GAAP because the net assets of the joint ventures sold are recorded at different amounts as a result of the GAAP differences described herein. The application of US GAAP for the year ended September 30, 2004 in respect of this has decreased net income in 2002 by £2.6 million but has not adjusted 2004 or 2003.

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

NOTES TO THE ACCOUNTS

The application of US GAAP to the above items has not resulted in an adjustment to the UK GAAP figures.

The treatment of all lease incentives, including rent free periods, is similar under UK and US GAAP and the cost is amortized against the total rent. Under UK GAAP this treatment has been applied to all incentives beginning on or after October 1, 1999.

Under UK GAAP, tenant payments made in connection with lease cancellation or partial surrender agreements may be capitalized. US GAAP provides that such payments are recognized in income. The application of US GAAP to lease incentives and tenant payments has resulted in a decrease in net income of £1.4 million in 2004, and an increase of £4.8 million in 2003 and £6.0 million in 2002. There was no adjustment in shareholders’ equity for the years ended September 30, 2004 and 2003.

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

The application of US GAAP to the Group’s financial instruments for 2004 and 2003 resulted in an increase in shareholders’ equity of £10.6 million and £20.6 million for 2004 and 2003 respectively, and a decrease in net income of £10.0 million and £2.7 million in 2004 and 2003 respectively, and an increase of £9.6 million in 2002.

During the year ended September 30, 2000 as part of the financing strategy to reconfigure the Groups interest rate profile to suit the needs of the revised business, the Group incurred a charge of £110.1 million reflecting the cost of terminating existing, high cost, long term interest rate swaps. Under UK GAAP this has been charged against income in the year whereas under US GAAP the charge was amortized over the period of the underlying debt. The application of US GAAP has resulted in a decrease in net income of £7.6 million, £8.1 million and £8.6 million in 2004, 2003 and 2002 respectively. Shareholders’ funds have increased by £76.9 million and £84.5 million respectively in 2004 and 2003.

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

NOTES TO THE ACCOUNTS

Following the acquisition of 100% control by Hermes in February 2003, the Group reclassified the loan for US GAAP reporting purposes with subsequent transactions under the facility accounted for within stockholder’s equity. The application of US GAAP to the Group’s accounting for the loan facility with its ultimate parent was limited to the financial reporting period ended after February 2003 and has resulted a reduction in reported net income and stockholder’s equity of £50.5 and £27.3 million and £1,378.3 million and £1,326.4 million respectively for 2004 and 2003.

(e) Supplementary bonus provision.    Under UK GAAP a liability should be provided for as soon as it is either likely or certain to be incurred and therefore the bonus has been fully provided in the 2001 financial statements. Under US GAAP the provision has been amortized over the vesting period which is August 2000 to July 2003. The adoption of US GAAP has resulted in a decrease in income of £20.2 and £24.3 million in 2003 and 2002. There was no adjustment in shareholders’ equity for the years ended September 30, 2004 and 2003.

(f) Pension costs.    Under UK GAAP and US GAAP, pension costs are recorded on an accrual basis so as to provide for future pension liabilities. However, there are differences in the prescribed actuarial and valuation methods and accounting treatment of certain items which give rise to differences in the annual pension cost and the pension pre-payment or deficit. Major differences between UK and US GAAP liability include the discount rate used to value the schemes liabilities which under FAS 87 is based on high quality corporate bonds and is more conservative than UK GAAP. In addition FAS 87 requires market value to value pension plan assets. Furthermore under FAS 87 a minimum pension liability is recognized through other comprehensive income in certain circumstances when there is a deficit of plan assets relative to the projected benefits obligation. The application of US GAAP has resulted in a decrease of £1.3 million, £2.2 million and £0.9 million in the income statement in 2004, 2003 and 2002 respectively, and an increase of £1.5 million and £7.3 million in 2004 and 2003 (after tax of £0.7 million and £3.2 million in 2004 and 2003) in other comprehensive income. Shareholders’ equity has decreased by £24.6 and £25.5 million at September 30, 2004 and 2003 respectively.

A summary of the principal valuation results are :

The net periodic pension cost of the plan under US GAAP was :

	2004	2003
	£m	£m
Service cost component	0.3	0.6
Interest cost component	4.0	3.9
Expected return on assets	(3.3)	(2.8)
Amortisation of gain	1.1	1.7

Net periodic cost	2.1	3.4

The following table presents the estimated funded status and prepaid pension cost of the plan under US GAAP:

	2004	2003
	£m	£m
Fair value of plan assets	63.0	59.5
Projected benefit obligation	89.1	87.0

Funded status	(26.1)	(27.5)
Unrecognized net loss	23.2	25.9

Net amount recognized	(2.9)	(1.6)

Amount recognized consists of :

Accrued pension liability	(25.5)	(26.3)
Accumulated other comprehensive income	22.6	24.7

NOTES TO THE ACCOUNTS

The following table shows the estimated changes in projected benefit obligation and fair value of fund assets of the plan under US GAAP:

Change in benefit obligation :
	2004	2003
	£m	£m
Projected benefit obligation at beginning of year	87.0	88.1
Service cost	0.3	0.6
Interest cost	4.0	3.9
Actuarial loss/(gain)	2.2	(3.7)
Benefit paid	(4.4)	(1.9)

Projected benefit obligation at year end	89.1	87.0

Change in plan assets :
Fair value of plan assets at beginning of period	59.5	53.2
Actual return on plan assets	7.1	7.9
Employer contribution	0.8	0.3
Benefit paid	(4.4)	(1.9)

Fair value of plan assets at year end	63.0	59.5

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

FASB Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” (FIN 46) was issued in January 2003. FIN 46 requires certain entities, called variable interest entities, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Fin 46 changes the primary determination for consolidation treatment from control factors to an evaluation of the investor that is considered the primary beneficiary. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1,2003, the provisions of FIN 46 were originally to be applied in 2003; however per FASB Staff Position FIN 46-6, issued in October 2003, the effective date for these pre-existing variable interest entities was delayed to the first reporting date after December 15, 2003.

MEPC owns all of the outstanding common stock of the trust. The trust is considered to be a variable interest entity (VIE) under FIN 46. Prior to FIN 46, VIEs were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of the voting interest in the entity. Under FIN 46, a VIE should be consolidated by its primary beneficiary. The Company implemented FIN 46 on October 1, 2003. Because MEPC is not the primary beneficiary of the trust, the financial statements of the trust is no longer included in the consolidated financial statements of the Company. As a result of the deconsolidation of this trust, the Company is reporting the previously issued 9 1/8% Cumulative Capital Interests Series A as debt under US GAAP financial rather than minority interest in Preferred securities issued by a consolidated subsidiary. Under US GAAP, interest payments on the Capital Interests are recorded as interest expense rather than minority interests in preferred dividends of subsidiary. The adoption of FIN 46 did not have a material effect on net income or shareholders equity.

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

Following the implementation of FRS 15 and the restatement of the 1999 results there is no adjustment to net income under US GAAP. Shareholders’ equity increased by £3.2 million at September 30, 2004 and 2003.

(i) Income taxes.    UK GAAP requires provision to be made in respect of most timing differences that have originated but not reversed at the balance sheet date where an event has occurred that results in an obligation to pay more or less tax in the future by the balance sheet date. Provision is not made in respect of capital gains which might be realized if properties were sold at the net amount at which they are included in the financial statements unless by the balance sheet date a binding agreement has been entered into to sell the properties. Provision is made in respect of gains on disposal of assets that have been rolled over into replacement assets only where there is a commitment to dispose of the replacement assets. Provision is not made in respect of the remittance of a subsidiary or joint venture’s earnings that would cause tax to be payable where no commitment has been made to the remittance of the earnings. Deferred tax assets are recognised to the extent that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. US GAAP requires the recognition of the tax effect of any differences between amounts recorded for financial statement purposes and the respective tax basis including, in certain circumstances, differences between the carrying value of subsidiary net assets and its investment tax base held by the parent, and for any tax credit carry forwards except that deferred tax assets are not recognized, if it is more likely than not that they will not be realized.

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

Differences also arise regarding the recognition of deferred taxes from an acquisition. The Group has adopted SFAS No. 109, “Accounting for Income Taxes” for all periods affected by the US GAAP reconciliation, including all prior significant acquisitions. In accordance with SFAS No.109 an allocation of deferred taxes must be made among members of a consolidated tax group that issue separate financial statements. The method of allocation must be systematic, rational and consistent with the broad principles established by SFAS No. 109. Allocating the tax benefits of a parent to a subsidiary with income in the absence of consolidated financial statements is not a permissable method of allocation for the preparation of separate financial statements for the subsidiary under US GAAP. To the extent that the parent contributes such tax benefits to the subsidiary without commensurate consideration, a capital contribution is deemed to have occurred. As at September 30, 2004 and 2003 this amounted to £81.7 million and £43.9 million respectively.

NOTES TO THE ACCOUNTS

The application of US GAAP in the case of deferred taxes resulted in a decrease in the Group’s comprehensive income of £6.5 million and £14.9 million during 2004 and 2002, of which a £5.8 million and £25.5 million is shown in net income and £0.7 million and an increase of £10.6 million in other comprehensive income in 2004 and 2002 respectively. The result for 2003 was an increase of £11.1 million of which a £14.3 million increase is shown in net income and a £3.2 million decrease in other comprehensive income. Shareholders’ equity decreased by £70.3 million and by £63.8 million as of September 30, 2004 and 2003 respectively.

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

NOTES TO THE ACCOUNTS

(o) Comprehensive income.    SFAS No. 130 “Reporting Comprehensive Income” established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The impact to other comprehensive income/(loss) under US GAAP in the year ended September 30, 2004, 2003 and 2002 was a gain of £1.5 and £7.3 million in 2004 and 2003 respectively and a loss of £24.7 million in 2002.

(p) SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued in May 2003. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies specifically to a number of financial instruments that have historically been presented within the financial statements either as equity or between the liabilities section and the equity section, rather than as a liabilities. Mandatorily redeemable preference shares are required to be shown as liability if the share must be redeemed at a specified or determinable date, which is outside the control of the issuer. The liability for mandatorily redeemable shares is to be measured at either the present value of the amount to be paid at settlement or the amount of cash that would be paid under conditions specified in the contract if settlement occurred. All payments and changes in value related to the instruments are generally charged as interest expense. SFAS 150 was originally effective for all financial instruments entered into or modified after May 31, 2003, and for prior instruments was effective at the beginning of the first interim period beginning after June 15,2003. However FASB Staff Position FAS 150-3, issued in November 2003, deferred certain classification and measurement provisions related to certain mandatorily redeemable shares indefinitely. The primary application of SFAS No. 150 for MEPC relates to its subsidiary preferred stock, where final adoption of SFAS 150 is not expected to have a material effect on net income or shareholder’ equity.

(q) SFAS No. 153 “Exchanges of Nonmonetary Assets was issued in December 2004. The Statement modifies prior standards related to nonmonetary exchanges by establishing that all transactions that have commercial substance should be measured based on the fair value of the assets exchanged. The Statement eliminates the prior narrow exception for nonmonetary exchanges of similar productive assets, which had allowed such an exchange to be recorded at the asset basis of the relinquished asset. Transactions are considered to have commercial substance if the future cash flows are expected to change significantly as a result of the exchange. The Statement is effective for MEPC’s 2006 fiscal year and is not expected to have a material effect on net income or shareholders equity.

(r) EITF No. 2-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock was issued in July 2004. The Statement requires equity method accounting when an investor is able to exert significant influence over operating and financial policies of an investee through ownership of common stock or in-substance common stock. The Statement is effective for MEPC’s 2005 fiscal year and is not expected to have a material effect on net income or shareholders equity.

(s) EITF No. 3-1 “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments was issued in March 2004, but the recognition and measurement provisions were delayed in September 2004. The Statement would establish more proscriptive rules for determining impairments when there is an issue whether the decrease in fair value is considered other-than-temporary. MEPC has not yet determined the effects, if any, that the final adoption of the Statement may have on net income or shareholders equity.

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

NOTES TO THE ACCOUNTS

Reconciliation

The following table summarizes the effect on profit attributable to shareholders adjusted for parent preference dividends (‘net income’) and other comprehensive income/(loss) of differences between UK GAAP and US GAAP for the three years ended September 30, 2004.

	Year ended September 30
	Reference in notes		2004	2004	2003	2002
			US$m	£m	£m	£m
Net income as reported under UK GAAP			19.5	10.8	14.6	56.2
Significant US GAAP adjustments:
Gains on sale of real estate	(a	)	105.5	58.3	15.8	74.4
Loss on sale of joint venture	(a	)	–	–	–	(2.6)
Equity earnings of investments in real estate joint ventures, primarily depreciation and amortization	(a	)	(0.7)	(0.4)	(0.4)	(0.9)
Depreciation and amortization	(a), (b	)	(28.8)	(15.9)	(19.6)	(19.3)
Lease adjustments	(b	)	(2.6)	(1.4)	4.8	6.0
Fair value adjustments to financial instruments	(c	)	(18.1)	(10.0)	(2.7)	9.6
Exceptional finance costs	(c	)	(13.8)	(7.6)	(8.1)	(8.6)
Loan to ultimate parent company	(d	)	(91.4)	(50.5)	(27.3)	–
Supplementary bonus provision	(e	)	–	–	(20.2)	(24.3)
Prepaid pension costs	(f	)	(2.3)	(1.3)	(2.2)	(0.9)
Subsidiary preference share issue costs	(g	)	1.8	1.0	0.6	0.6
Income taxes	(i	)	(10.5)	(5.8)	14.3	(25.5)

Net (loss)/income under US GAAP			(41.4)	(22.8)	(30.4)	64.7
Other comprehensive income/(loss)
Minimum pension liability (after tax charge of £0.7m, £3.2m in 2003 and tax credit of £10.6m in 2002)	(o	)	2.7	1.5	7.3	(24.7)

Comprehensive (loss)/income under US GAAP			(38.7)	(21.3)	(23.1)	40.0

The following table summarizes the effect on shareholders’ equity of differences between UK GAAP and US GAAP as at September 30, 2004 and 2003.

	Reference in notes	2004	2004	September 30 2003
		US$m	£m	£m
Shareholders’ equity as reported under UK GAAP		3,116.6	1,721.9	1,672.7
Significant US GAAP adjustments:
Adjustment of property values to historical cost, net of impairment adjustments	(a), (b)	(536.6)	(296.5)	(295.5)
Investments in real estate joint ventures, primarily accumulated depreciation and revaluation	(a)	(2.5)	(1.4)	(1.0)
Fair value adjustments to financial instruments	(c)	19.2	10.6	20.6
Exceptional finance costs	(c)	139.2	76.9	84.5
Loan to ultimate parent company	(d)	(2,494.7)	(1,378.3)	(1,326.4)
Prepaid pension costs	(f)	(44.5)	(24.6)	(25.5)
Subsidiary preference share issue costs	(g)	–	–	(1.0)
Capitalization of interest and other costs	(h)	5.8	3.2	3.2
Income taxes	(i)	(127.2)	(70.3)	(63.8)
Contributed capital from Leconport	(i)	147.9	81.7	43.9

Shareholders’ equity under US GAAP(1)		223.2	123.2	111.7

NOTES TO THE ACCOUNTS

	Reference in notes	2004	2004	September 30 2003
		US$m	£m	£m
For US GAAP presentation purposes the components of UK GAAP minority interests and shareholders’ equity would be as follows:
Minority interests:
Long Term Debt—9 1/8% cumulative capital interest owed to unconsolidated trust.(2)		–	–	115.0
Other		22.1	12.2	10.4
Shareholders’ equity and minority interests		3,116.6	1,721.9	1,672.7

Other balance sheet items that are significantly different under US GAAP are as follows:
Total assets		1,409.6	778.8	1012.8

Total liabilities(1)		1,186.6	655.6	783.9

Investment, development and trading properties
Cost		1,222.1	675.2	882.6
Accumulated depreciation		(143.7)	(79.4)	(95.9)

		1,078.4	595.8	786.7

The following notes refer to the tables above.

(1)	Excludes minority interests
(2)	On September 21, 1995, MEPC international Capital, L.P., (“MEPC International”), a wholly-owned subsidiary of MEPC, issued $215,000,000 of 91/8% Cumulative Guaranteed Quarterly Income Preferred Securities (the “Preferred Securities”). In connection with MEPC International’s issuance of the Preferred Securities and the related assumption by MEPC of all the general partnership interests in MEPC International, MEPC issued to MEPC International $217,171,725 principal amount of its 91/8% Cumulative Capital Interests, Series A (the “Capital Interests”). The sole assets of MEPC International are the Capital Interests. The dividend and other payment dates on the Capital Interests correspond to the dividend and other payment dates on the Preferred Securities. The Preferred Securities and the Capital Interests are redeemable at the option of MEPC and MEPC International, respectively, on or after September 21, 2005, at a redemption price of $25 per Preferred Security or Capital Interest, as the case may be, plus accrued and unpaid dividends. MEPC’s obligations under the Capital Interests, the Amended and Restated Agreement of Limited Partnership of MEPC International and the Guarantee relating to the Preferred Securities, taken together, constitute a full and unconditional guarantee by MEPC of payments due on the Preferred Securities.

As note earlier FIN46 was adopted during the year. There has not been a material effect on net income or shareholder’s equity. For the purposes of the disclosures of minority interest and total liabilities above the preferred securities should be included as a liability rather than an equity minority interest.

28	Companies Act 1985

The consolidated financial statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the years ended September 30, 2004 and 2003 have been filed with the United Kingdom’s Registrar of Companies. The auditor has reported on these accounts. The reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Act.

SCHEDULE III

		Additions		Deductions
Description	Balance at Beginning of period	Charged to costs and expenses	Charged to other Accounts*	Write-off Tenant Balances	Balance at end of period
	£ millions	£ millions	£ millions	£ millions	£ millions
BAD DEBT PROVISION MOVEMENTS
Year ended September 30, 2002	(2.1)	1.3	–	–	(0.8)

Year ended September 30, 2003	(0.8)	0.2	–	–	(0.6)

Year ended September 30, 2004	(0.6)	(1.1)	–	–	(1.7)

S-1

SCHEDULE III

MEPC LIMITED AND SUBSIDIARIES

At September 30, 2004

(Real estate and accumulated depreciation as expressed in £ millions)

	Initial cost to company				Gross amount at which carried at close of period
Description	Number of properties	Land	Buildings and Improvements	Improvements and Carrying Costs Capitalized Subsequent to acquisition	Total land	Total Buildings and Improvements	Total	Accumulated Depreciation	Year of Construction/ Renovation	Year Acquired	Lives on which depreciation to latest income statements is computed
		(note 3)		(note 3)
Business space
Chineham Business Park, Basingstoke, Hampshire	1	29	106		29	106	135	13	Various	1997	50
Leavesden Aerodrome, Nr Watford, Hertfordshire	1	10	62		10	62	72	4	Current	2000	50
Callaghan Square, Cardiff	1	2	8		2	8	10	1	Current	2000	50
Hillington Industrial Estate, Glasgow	1	14	60		14	60	74	10	N/A	1996	50
Milton Park, Abingdon, Oxfordshire	1	11	186		11	186	197	35	N/A	1985	50
Birchwood Park, Warrington	1	7	79		7	79	86	7	N/A	1998	50
Axis Park, Langley	1	3	7		3	7	10	1	2001	1998	50
Granta Park, Cambridgeshire	1	–	80		–	80	80	7	Various	1996	50
South Marston Park, Swindon	1	2	9		2	9	11	1	Various	2000	50

GROUP TOTAL	9	78	597		78	597	675	79

S-2

Notes:

(1)	The schedule has been prepared using US GAAP financial information.
(2)	The schedule includes 9 investment and development properties.
(3)	The determination of improvements and carrying costs capitalized subsequent to acquisition is not practicable and, accordingly, they are included in improvements.
(4)	The changes in the total cost of properties for the three years ended September 30, 2004 are as follows:

	Years ended September 30
	2004	2003	2002
	£ millions
Balance at beginning of year	883	981	1,139

Additions during year:
Acquisitions	–	–	–
Improvements	17	33	78
Translation adjustments	–	–	–

Total additions	17	33	78

Deductions during year:
Cost of real estate sold	(225)	(131)	(236)
Translation adjustments	–	–	–

Total deductions	(225)	(131)	(236)

Balance at end of year	675	883	981

(5)	The changes in accumulated depreciation and amortization of real estate investments for the three years ended September 30, 2004 are as follows:

	Years ended September 30
	2004	2003	2002
	£ millions
Balance at beginning of year	96	83	72

Additions during year:
Depreciation	16	20	20
Translation adjustments	–	–	–

Total additions	16	20	20

Deductions during year
Accumulated depreciation on real estate sold	(33)	(7)	(9)
Translation adjustments	–	–	–

Total deductions	(33)	(7)	(9)

Balance at end of year	79	96	83

(6)	Properties with no land value are held under the provisions of individual land leases.

S-3